As filed with the Securities and Exchange Commission, via EDGAR, on July 22, 2004

Registration No. 333-114602

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 4

TO

FORM S-11

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CAPITAL LODGING

(Exact name of Registrant as specified in its Governing Instruments)

2927 Maple Avenue, Suite 503

Dallas, Texas 75201

(214) 871-9809

(Address, including Zip Code, and Telephone Number, Including

Area Code, of Registrant’s Principal Executive Offices)

Edward J. Rohling

Capital Lodging

2927 Maple Avenue, Suite 503

Dallas, Texas 75201

(214) 871-9809

(Name, Address, Including Zip Code, and Telephone Number,

Including Area Code, of Agent for Service)

with a copy to:

James W. McKenzie, Jr., Esquire Justin W. Chairman, Esquire Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, Pennsylvania 19103 (215) 963-5000	Winthrop B. Conrad, Jr., Esquire Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of the proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:  ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Shares of Beneficial Interest, $0.001 par value	22,861,195	$14.00	$320,056,730	$40,551.19(3)

(1)	Includes 2,981,895 common shares which the underwriters have the option to acquire to cover over-allotments, if any.
(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed or supplemented. We cannot sell any of the securities described in this prospectus until the registration statement that we have filed to cover the securities has become effective under the rules of the Securities and Exchange Commission. This prospectus is not an offer to sell the securities, nor is it a solicitation of an offer to buy the securities, in any state where an offer of the securities is not permitted.

Subject to Completion

Preliminary Prospectus dated July 22, 2004

PROSPECTUS

19,879,300 Common Shares

This is an initial public offering of common shares of beneficial interest of Capital Lodging. Prior to this offering, there has been no public market for our common shares. We are offering 19,879,300 common shares.

We expect the public offering price to be between $12.00 and $14.00 per share. After the pricing of this offering, we expect that the common shares sold will trade on the New York Stock Exchange under the symbol “TCL.”

See “ Risk Factors” beginning on page 17 of this prospectus for risk factors relevant to an investment in our common shares.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	Does not include financial advisory fees relating to the structuring of the offering in an aggregate amount equal to 0.75% of the gross proceeds of the offering, payable to Banc of America Securities LLC and Wachovia Capital Markets, LLC.

The underwriters may also purchase up to an additional 2,981,895 common shares from us at the public offering price, less the underwriting discounts and commissions, within 30 days after the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect to deliver the common shares on or about                     , 2004.

Banc of America Securities LLC	Wachovia Securities

Deutsche Bank Securities

Legg Mason Wood Walker

Incorporated

RBC Capital Markets

JMP Securities

The date of this prospectus is                     , 2004.

No dealer, salesperson or other individual has been authorized to give any information or to make any representation other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us or the underwriters. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs or that information contained herein is correct as of any time subsequent to the date hereof.

Until                     , 2004, 25 days after the date of this prospectus, all dealers that buy, sell or trade our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SUMMARY

The following summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus, including “Risk Factors,” before making a decision to invest in our common shares. Capital Lodging was formed as a Maryland real estate investment trust, or REIT, on April 5, 2004. We have no historical operations; however, upon completion of this offering, we will acquire the initial hotels through the formation transactions described in this prospectus. In this prospectus, unless the context suggests otherwise, references to “the company,” “we,” “us,” and “our” mean Capital Lodging, including our operating partnership and other subsidiaries. Unless indicated otherwise, the information included in this prospectus assumes no exercise by the underwriters of their over-allotment option to purchase up to an additional 2,981,895 common shares and also assumes that our common shares are sold at $13.00 per share, the midpoint of the price range set forth on the cover of this prospectus. Certain terms used in this prospectus are defined in the glossary on page 190.

Company Overview

We are a self-advised hospitality REIT focused on generating sustainable current yield and long-term, risk-adjusted returns to our investors through the ownership and acquisition of quality hotels meeting our investment criteria. Upon completion of this offering and the formation transactions, we will own a diversified portfolio of 34 hotels with 6,829 rooms located in 13 states. We believe the composition of our portfolio will allow us to grow our cash flows during periods of economic recovery, while enabling us to maintain stable cash flows, relative to the general lodging industry, during economic downturns.

We were founded by Apollo Real Estate Advisors, L.P., which we refer to as Apollo, a well-known international private real estate equity fund. Our management is comprised of hotel acquisition veterans and former hotel owner-operators who have invested in and operated hotels through numerous hospitality industry economic cycles and are experienced in adjusting revenue and expense strategies to maximize hotel real estate performance. Rick Koenigsberger, our Chairman, is a current Apollo partner who focuses on the hospitality industry. Edward Rohling, our President and CEO, is a 22-year lodging industry veteran and was one of the founders of Bristol Hotels & Resorts. Prior to its sale in 2000, Bristol Hotels was a New York Stock Exchange- listed company that operated 120 hotels containing over 32,000 rooms. John Bailey, our CFO, is currently Prism Hotels’ chief financial officer and was formerly the chief accounting officer of Bristol Hotels.

We seek to distinguish ourselves from other hospitality REITs by using both branded and non-branded management companies to manage our hotels. We are not currently affiliated with any management company and we believe that we therefore avoid the potential conflicts of interest associated with the use of an affiliated, captive management company. This lack of affiliation provides us with the flexibility to select a management company for a particular hotel based on our determination of which management company is likely to perform best with that hotel. While we are not currently affiliated with any of our management companies, our operating partnership is permitted, under the terms of our operating partnership agreement, to employ or retain an affiliate of ours or of the operating partnership’s general partner as a management company. The REIT provisions of the Internal Revenue Code, however, may restrict our ability to employ or retain an affiliate of ours or of our general partner as a management company.

Initially, our hotels will be managed by the hotel management arms of Prism Hotels, InterContinental Hotels, Radisson Hotels and Resorts and Wyndham International. Prism Hotels, a leading independent hotel manager based on number of rooms managed in 2003 according to a March 2004 report published by Hotel and Motel Management, will manage 23 of our hotels, which constitute a majority of the hotels in our initial portfolio. Prism Hotels has agreed, except with respect to one hotel, that it will not manage any other hotel within a range of three to 25 miles from our hotels, varying for each hotel. We share an entrepreneurial operating philosophy with Prism Hotels that focuses on revenue generation through direct sales and highly productive hotel level employees, coupled with a disciplined approach to expense control. We expect our other management companies to operate in a manner consistent with this operating philosophy, and therefore we seek to enter into management agreements that provide the management companies with significant incentives to exceed budgeted performance and give us the ability, with limited contractual penalties, to replace management companies that do not perform in line with operational standards reflecting that philosophy. Continuation of these management contracts is dependent upon the management companies producing satisfactory results based on the standards set forth in the agreements. We believe that this combination of performance incentives and our ability to replace our management companies best aligns the interests of our management companies with our interests.

The geographic and brand distribution of the portfolio, by revenue for the year ended December 31, 2003, is shown below.

Our executive offices are located at 2927 Maple Avenue, Suite 503, Dallas, Texas 75201. Our telephone number is (214) 871-9809.

Our Strengths

Sustainable Current Return. We believe the composition of our portfolio, which consists of a combination of hotels that offer a stable base of revenue and hotels that offer opportunities for improvement in operating performance, will enable us to generate consistent cash flows with potential for growth that we can in turn distribute to our shareholders. From 2000 to 2003, the revenue per available room, or RevPAR, of the hotels in our initial portfolio varied by approximately –3.9% to 5.9% from year to year within this period compared to approximately –6.6% to 6.3% for the general lodging industry during the same period as reported by Smith Travel Research. We believe this demonstrates that our initial hotels will offer a stable base of revenue relative to the general lodging industry. In addition, while we are a newly formed company with no operating history, each of the hotels we will own has an operating history of at least 10 years. The hotels that will comprise our initial portfolio have been encumbered by levels of debt that have required earnings at these hotels to be used predominantly for the payment of interest expense. Upon completion of this offering, these hotels will be encumbered by less debt which, we believe, will allow cash that would have been used to service debt to be available for distributions. In the future, we anticipate that prudent use of debt financing, with a target leverage ratio of 45%–55%, as measured by debt to total capitalization, will enable us to continue to devote a relatively higher portion of our operating income and earnings to the payment of distributions than if we had a higher leverage ratio. We expect to obtain, at or prior to the completion of this offering, a $100 million senior secured revolving credit facility, which we expect generally to use to fund future acquisitions. To the extent we utilize this credit facility for other corporate purposes, it may have an adverse impact on our debt service coverage levels.

Acquisition Opportunities. While Apollo will have no obligations to us and may compete with us for acquisition opportunities after completion of this offering, we anticipate that our management’s extensive contacts and relationships in the industry, as well as our relationships with Apollo and Prism Hotels, will result in attractive opportunities to negotiate and transact directly with hotel sellers, reducing the need to engage in competitive bidding situations. In negotiated transactions without competitive bidding, however, sellers may be less committed to consummating a sale. The two portfolios we are acquiring in our formation transactions were not widely marketed and the acquisitions of these portfolios resulted primarily from our management’s and also from Apollo’s and Prism Hotels’ industry relationships. Under our management agreement with Prism Hotels, Prism Hotels has granted us a right of first offer on any acquisition opportunities it identifies. Furthermore, our lack of affiliation with any management company allows for greater flexibility in acquiring owner managed hotels, since we can offer to retain the seller as the management company or, if we choose, substitute another management company. Some of the entities we compete with for acquisitions, however, are larger than we are and have greater resources than we do. These entities may have greater negotiating leverage with the franchisors of hotels we seek to acquire. In addition, because we are a newly-formed company, we do not yet have an established reputation in the marketplace, which could affect our ability to complete acquisitions of additional hotels.

Capitalized for Growth. All of the net proceeds of this offering will be used to finance our formation transactions, which are described below. Upon completion of the offering, we expect that our initial leverage ratio will be approximately 33%. We believe that this level of leverage will allow us considerable flexibility to acquire additional hotels before achieving our target leverage ratio. We have given Banc of America Securities LLC, Wachovia Capital Markets, LLC and their respective affiliates a mandate to arrange, syndicate and administer the $100 million senior secured revolving credit facility that we expect to be available for acquisitions and other corporate purposes at or prior to completion of this offering. In addition to this credit facility, we expect to utilize additional sources of capital to finance our growth, which may include additional secured or unsecured indebtedness, joint venture capital, sales of our assets or additional equity offerings.

Performance-Based Contracts. We seek, where practicable, to structure our management agreements to reward management companies for outstanding long-term performance of our hotels, which in turn results in increased cash flow and value to our shareholders. The current management agreements relating to most of our hotels provide for significant incentives to exceed budgeted performance. In addition, our current agreements typically allow us to change management companies with limited contractual penalties, generally requiring that we provide 90 days’ notice of termination, during which period we will be required to continue to pay the management company in accordance with its contract, if performance of the managed hotels does not meet targets set forth in our management agreements.

Experienced Management Team. Rick Koenigsberger, our Chairman, has 15 years of capital markets and acquisition experience in the lodging and real estate industries. In addition, Edward J. Rohling, our President and CEO, and John Bailey, our CFO, are former hotel owner-operators who have 22 and 15 years, respectively, of experience in hotel ownership, acquisitions and operations. Our senior management team has collectively been involved in the acquisition of and investments in hotels with a total transaction value in excess of $6.6 billion. We believe this background distinguishes us from other hospitality REITs and should make our management team more effective in the acquisition, integration and active asset management of our portfolio. Our management team, however, has no experience operating a REIT and only limited experience operating a public company.

Positioned for Internal Growth. From 1998 through 2003, approximately $112.2 million was spent on capital improvements to the hotels in our initial portfolio, which represents approximately $16,400 per room. As a result, we believe that, despite our predecessor’s history of losses, the past investments will enhance the performance of our hotels even beyond the growth that we would expect to occur simply as a result of an improving economy. Some of the hotels in our initial portfolio, however, will require more intensive application of our strategies in order to achieve improvements in operating performance. These strategies may include changing management companies, redirecting marketing efforts or implementing cost reductions, which generally do not require capital expenditures.

Summary Risk Factors

You should consider carefully the matters discussed in the section “Risk Factors” beginning on page 17 prior to deciding whether to invest in our common shares. Some of these risks include:

•	we have no operating history as a REIT on which you can evaluate our ability to successfully and profitably operate our business or to complete acquisitions;

•	we did not obtain independent third party appraisals of our initial hotels and have set the equity consideration to be issued to AP/APH Ventures, LLC, an affiliate of Apollo, and the warrants to be issued to Crown Hotel Holding Company and certain of its affiliates based on a fixed number of common shares; thus, the consideration paid for these hotels may exceed fair market value;

•	our predecessor has a history of losses, and we may not achieve or maintain profitability;

•	we may have difficulty integrating our portfolio of initial hotels into our operations;

•	the recent economic slowdown has adversely affected the performance of our hotels and, if it worsens, continues or reoccurs, our results will be adversely affected;

•	our returns depend on management of our hotels by third parties and, in particular, on the performance of Prism Hotels;

•	our ability to maintain distributions to our shareholders is subject to fluctuations in our financial performance, operating results and capital improvements requirements; and

•	hotel renovation and redevelopment is subject to timing, budgeting and other risks that may adversely affect our operating results and our ability to make distributions to shareholders.

Our Strategy

Portfolio Strategy

We intend to balance our portfolio between hotels that offer a stable base of revenue with growth potential, which we refer to as our core hotels, and hotels that offer opportunities for improvement in operating performance, which we refer to as our higher growth potential hotels.

Core Hotels. We believe these hotels, including the core hotels in our initial portfolio, generally:

•	have less fluctuation from period to period in RevPAR relative to industry trends;

•	offer potential for growth; and

•	have strong competitive positions in their respective markets.

Our 27 core hotels represent approximately two-thirds of our initial portfolio’s pro forma 2003 revenues. For the fiscal quarter ended April 30, 2004 with respect to the hotels being acquired from Crown and March 31, 2004 with respect to the other hotels in our initial portfolio, the average occupancy rate for our core hotels was approximately 62.0%, the average daily rate, or ADR, was $69.85 and the RevPAR was $43.28, representing changes from the same periods in 2003 of –0.2%, 3.2% and 3.0%, respectively.

Higher Growth Potential Hotels. We believe these hotels, including the higher growth potential hotels in our initial portfolio, generally:

•	offer potential for improved cash flow and profitability through, among others, one or both of the following characteristics:

•	specific market growth dynamics; or

•	return on recent investment capital expenditures; and

•	require more intensive strategies such as redevelopment, rebranding and repositioning, which would require additional capital expenditures.

Higher growth potential hotels will represent approximately one-third of our initial portfolio’s pro forma 2003 revenues. For the fiscal quarter ended April 30, 2004 with respect to the hotels being acquired from Crown and March 31, 2004 with respect to the other hotels in our initial portfolio, the average occupancy rate for our higher growth potential hotels was approximately 57.4%, the ADR was $97.42 and the RevPAR was $55.96, representing changes from the same period in 2003 of 7.6%, 0.8% and 8.4%, respectively. We currently anticipate that future acquisitions will increase the portfolio weighting toward higher growth potential hotels as compared to current levels such that over time our higher growth potential hotels will represent more than 50% of our total revenues.

Acquisition Strategy

We will generally target full-service hotels in primary and secondary markets throughout the United States that we expect to be responsive to our active asset management and have potential for improvement in operating performance. On occasion, we may also consider opportunities in Canada, Mexico or the Caribbean. We seek to acquire hotels at a discount, after capital expenditures, to replacement cost. We believe that the purchase price for our initial portfolio represents a discount to the replacement cost for the portfolio being acquired, although we have not assessed this on a hotel by hotel basis.

Operating Strategy

Our operating strategy is to engage in active asset management, which includes, among others, the following principles:

•	using multiple unaffiliated management companies to match, in most instances, management company expertise with the needs of the particular hotels;

•	aligning the interests of our management companies with our own through performance-based contracts;

•	developing hotel-specific business plans to improve operating results at the hotel such as targeting hotel business from local demand generators;

•	benchmarking our management companies’ performance;

•	prudently using our capital for capital expenditures that we believe have the greatest potential to generate improved returns; and

•	employing a disciplined disposition process.

Our Hotels

For the fiscal quarter ended April 30, 2004 with respect to the hotels being acquired from Crown and March 31, 2004 with respect to the other hotels in our initial portfolio, the average occupancy rate for our 34 initial hotels was 60.6%, the ADR was $77.78 and the RevPAR was $47.13. For the fiscal year, ended January 31, 2004 with respect to the hotels being acquired from Crown and December 31, 2003 with respect to the other hotels in our initial portfolio, the average occupancy rate for our 34 initial hotels was 62.4%, the ADR was $74.57 and the RevPAR was $46.54.

The following table contains certain information related to our initial hotels (listed in order of revenues for the most recently completed fiscal year):

Hotel	Location	Year Built/ Last Renovated	Number of Rooms	Meeting Space (square feet)	Management Company
Higher Growth Potential Hotels
Wyndham Palm Springs	Palm Springs, CA	1987/2004	410	30,000	Wyndham International
Wyndham St. Anthony	San Antonio, TX	1909/2003	352	19,882	Wyndham International
Radisson Branson	Branson, MO	1994/2003	472	15,000	Radisson Hotels and Resorts
Radisson North Central Dallas	Dallas, TX	1969/2003	293	13,000	Radisson Hotels and Resorts
Radisson Stockton	Stockton, CA	1980/2004	198	13,023	Radisson Hotels and Resorts
Bensalem Courtyard by Marriott	Bensalem, PA	1988/2003	167	2,068	Prism Hotels
Charlotte University Holiday Inn	Charlotte, NC	1989/1999	174	2,332	Prism Hotels

			2,066	95,305
Core Hotels
Billings Holiday Inn	Billings, MT	1972/1999	317	50,370	InterContinental Hotels
Atlanta Holiday Inn (Downtown)	Atlanta, GA	1985/1999	260	2,508	Prism Hotels
Wyndham Garden University Place Pittsburgh	Pittsburgh, PA	1972/1999	198	6,236	Prism Hotels
Frederick Holiday Inn and Conference Center	Frederick, MD	1979/2000	155	14,722	Prism Hotels
Fort Smith—City Center Holiday Inn	Fort Smith, AR	1986/1999	255	15,000	InterContinental Hotels
Lubbock Hotel & Tower Holiday Inn	Lubbock, TX	1982/1999	293	15,000	InterContinental Hotels
Cheyenne Holiday Inn	Cheyenne, WY	1981/1999	244	12,360	InterContinental Hotels
York Holiday Inn	York, PA	1982/2001	180	10,645	Prism Hotels
Greensburg Four Points by Sheraton	Greensburg, PA	1978/1999	146	11,505	Prism Hotels
Lubbock Park Plaza Holiday Inn	Lubbock, TX	1985/1999	202	25,000	InterContinental Hotels
Fresno Airport Holiday Inn	Fresno, CA	1973/1999	210	8,508	InterContinental Hotels
Charlotte Airport Holiday Inn	Charlotte, NC	1970/1999	212	4,662	Prism Hotels
Beaver Falls Holiday Inn	Beaver Falls, PA	1966/1999	156	6,674	Prism Hotels
Indiana Holiday Inn	Indiana, PA	1965/1996	158	8,109	Prism Hotels
Wyndham Garden Raleigh/Durham	Durham, NC	1989/2000	175	6,294	Prism Hotels
Tallahassee Ramada Inn and Conference Center	Tallahassee, FL	1985/2003	200	6,600	Prism Hotels
Uniontown Holiday Inn	Uniontown, PA	1968/2004	178	11,281	Prism Hotels
Clarion Holiday Inn	Clarion, PA	1973/1996	121	5,040	Prism Hotels
Leesburg Holiday Inn	Leesburg, VA	1985/1998	126	7,104	Prism Hotels
Cumberland Holiday Inn	Cumberland, MD	1972/2001	130	4,114	Prism Hotels
Harrisonburg Four Points by Sheraton	Harrisonburg, VA	1974/2001	140	6,201	Prism Hotels
Newport News Comfort Inn	Newport News, VA	1988/1999	124	1,104	Prism Hotels
Asheville Comfort Suites	Asheville, NC	1989/2004	125	2,535	Prism Hotels
Pottstown Comfort Inn	Pottstown, PA	1989/2000	121	2,196	Prism Hotels
Frederick Holiday Inn Express	Frederick, MD	1987/1996	100	1,533	Prism Hotels
Harrisburg East Comfort Inn	Harrisburg, PA	1990/2003	115	1,575	Prism Hotels
Oak Ridge Comfort Inn	Oak Ridge, TN	1990/2004	122	1,580	Prism Hotels

			4,763	248,456

			6,829	343,761

Formation Transactions

The principal transactions to be completed in connection with our formation and the contribution or acquisition of the initial hotels are as follows:

•	In exchange for the interests in six hotels contributed to us by AP/APH Ventures, we will (1) use a portion of the net proceeds of this offering and proceeds from a secured acquisition loan, which we will obtain concurrently with the completion of the offering, to repay approximately $135.9 million of cross-collateralized indebtedness associated with these hotels, as well as with two other hotels, one of which secures $15.6 million of this indebtedness owned by AP/APH Ventures and the other which secures $6.3 million of this indebtedness owned by a different Apollo affiliate, neither of which is being contributed to us, and (2) issue to AP/APH Ventures 1,596,000 common shares valued in the aggregate at approximately $20.7 million based on a value per share equal to $13.00, the midpoint of the price range set forth on the cover of this prospectus.

•	We will use a portion of the net proceeds of this offering and proceeds from the secured acquisition loan to acquire interests in 22 hotels from Crown Hotel Holding Company and certain of its affiliates, which we refer to collectively as Crown, pursuant to a purchase agreement between AP/APMC Partners LLC, an affiliate of Apollo and the controlling member of AP/APH Ventures, and Crown that AP/APMC Partners will assign to us prior to the consummation of this offering. We will purchase these hotels for an aggregate of $146.0 million in cash, as well as up to an aggregate of $8.2 million consisting of payments to Crown with respect to completed capital expenditures, payments to Crown’s lenders with respect to the repayment of mortgage indebtedness and severance obligations of Crown that we are assuming in connection with the acquisition. We have also agreed to issue to Crown warrants to purchase 37,500 of our common shares, which is equal to 5% of the total number of shares available for issuance under our 2004 Option Plan.

•	We will use a portion of the net proceeds of this offering and proceeds from the secured acquisition loan to acquire interests in six hotels from Hotel Venture East, LP and Hotel Venture West, LP, which we refer to collectively as Hotel Ventures, pursuant to a purchase agreement between AP/APMC Partners and Hotel Ventures that AP/APMC Partners will assign to us prior to the consummation of this offering. We will purchase these hotels for an aggregate of $65.0 million, which includes the assumption of approximately $44.6 million of mortgage indebtedness secured by these six hotels.

•	We will contribute all of the net proceeds of this offering to our operating partnership in exchange for an indirect general partnership interest in and limited partnership units of our operating partnership representing, in the aggregate, all of the partnership interests in our operating partnership. Through our wholly owned subsidiary, we will serve as the sole general partner of our operating partnership and, immediately following the consummation of this offering, we will own, directly or indirectly, an approximately 1.0% general partnership interest and an approximately 99.0% limited partnership interest in our operating partnership.

•	Our operating partnership will lease all of the initial hotels to our taxable REIT subsidiaries, or TRSs. Each TRS that leases one of our hotels will enter into a management agreement with a management company.

As stated above, the proceeds of this offering will not be sufficient to fund our formation transactions. Thus, we intend to obtain a secured acquisition loan concurrently with the completion of this offering. In addition, if the initial public offering price is at the low end of the estimated range, we may have to borrow up to $11 million under our $100 million senior secured revolving credit facility to complete our formation transactions.

The obligations of AP/APH Ventures and the two independent sellers to transfer or sell their interests in the initial hotels to us are contingent upon completion of this offering and other customary conditions, such as the performance of all material obligations set forth in the contribution and purchase agreements and the accuracy in all material respects of our representations and warranties. These conditions are beyond the control of AP/APH Ventures and the two sellers, but are otherwise unconditional with respect to the obligations of AP/APH Ventures and the two sellers.

We did not obtain third party appraisals for any of the hotels that will be in our initial portfolio, including the six hotels that are being contributed to us by AP/APH Ventures. In addition, we have set the equity consideration to be issued to AP/APH Ventures and the warrants to be issued to Crown based on a fixed number of common shares, not an established dollar amount, so that the value of this consideration will depend on the price of our common shares in this offering. For these reasons, the consideration we will pay for the hotels in our initial portfolio may exceed their fair market value.

Secured Debt

Secured Revolving Credit Facility

We have given Banc of America Securities LLC and Wachovia Capital Markets, LLC a mandate to arrange a three-year, $100 million senior secured revolving credit facility that we expect to be in place at or prior to completion of this offering. Bank of America, N.A., Wachovia Bank, N.A. and Royal Bank of Canada are expected to be lenders under this facility. We will have the option to increase the facility up to $150 million subject to additional lender commitments. The facility will bear interest at LIBOR plus the applicable margin of 2.75% or the prime rate. Our operating partnership will be the borrower under the facility and Capital Lodging, along with various of our subsidiaries, will guarantee the obligations. We expect to use the facility, among other purposes, to finance the acquisition of hotels, fund property improvements and capital expenditures and provide working capital for other corporate purposes.

Secured Acquisition Loan

We have given Bank of America, N.A. a mandate to provide a three-year secured acquisition loan, subject to two one-year extensions at our option, the proceeds of which we will utilize to fund a portion of the purchase price for our formation transactions. The borrowers under this loan will be one or more special-purpose, bankruptcy remote entities, which we will directly or indirectly own and control. At our option, the loan will either be for $90 or $100 million. The loan will be secured by first priority liens and security interests on 20 of our hotels and pledges of the equity interests of the entities that own these hotels. This loan will bear interest at an annual rate of LIBOR plus either 2.85%, if we borrow $90 million, or 3.50%, if we borrow $100 million.

Our Structure

We will own our hotels and conduct our business through our operating partnership and its subsidiaries, including a number of TRSs. These TRSs will lease our hotels from our operating partnership. Upon completion of this offering and the formation transactions, we will own, directly or indirectly, all of the general and limited partnership interests in our operating partnership. Because of limitations imposed under the Internal Revenue Code on REITs in operating hotels, our hotels will be operated and managed by third parties.

The following diagram depicts our ownership structure upon completion of this offering. This diagram does not reflect the common shares issuable upon exercise of warrants that we have agreed to issue to Crown, the restricted common shares we will issue to Prism Hotels, or the option awards and restricted common share awards we anticipate making to our officers, Trustees, consultants and certain employees upon completion of this offering which, in the aggregate, are expected to represent approximately 2.0% of the total number of common shares that will be outstanding upon completion of this offering:

Benefits to Related Parties

Rick Koenigsberger, our Chairman, and Lee Neibart, one of our Trustees, are two of the partners in Apollo, which is the general partner of the Apollo fund that controls AP/APH Ventures, the entity that has agreed to contribute six hotels to us. In exchange for these initial hotels, we will repay approximately $135.9 million of cross-collateralized indebtedness associated with these hotels, as well as with two other hotels, one owned by AP/APH Ventures and one owned by a different Apollo affiliate, neither of which is being contributed to us, and we will issue to AP/APH Ventures 1,596,000 common shares, which represent approximately 7.4% of the common shares that will be outstanding after this offering. As partners in Apollo, Messrs. Koenigsberger and

Neibart have an indirect interest of less than 1% in the aggregate in the Apollo fund that controls AP/APH Ventures and participated on behalf of AP/APH Ventures in the negotiation of the number of common shares to be received by AP/APH Ventures and the other terms of this contribution.

Mark E. Pasquerilla, who will be one of our Trustees upon completion of the formation transactions, is the chief executive officer and an indirect owner of Crown, the entity from which we will purchase 22 of the initial hotels in exchange for $146.0 million in cash (including the repayment by Crown of the mortgage indebtedness related to the hotels, as well as to five additional hotels that will be retained by Crown that are cross-collateralized with 21 of the 22 hotels we are purchasing), as well as up to an aggregate of $8.2 million consisting of payments to Crown with respect to completed capital expenditures, payments to Crown’s lenders with respect to the repayment of mortgage indebtedness and severance obligations of Crown that we are assuming in connection with the acquisition. We have also agreed to issue to Crown warrants to purchase 37,500 common shares, which is equal to 5% of the total number of shares available for issuance under our 2004 Option Plan, at an exercise price per share equal to the initial public offering price. Leah Pasquerilla, who is Mr. Pasquerilla’s sister, is also an indirect owner of Crown and will receive direct and indirect benefits from Crown’s sale of hotels to us, including shares issuable pursuant to the warrants to be issued to Crown and the repayment by Crown of the mortgage indebtedness relating to the 22 Crown hotels, as well as to five additional hotels to be retained by Crown that are cross-collateralized with 21 of the 22 hotels we are purchasing. Mark and Leah Pasquerilla are indirect owners in Crown through their ownership of capital stock in Crown Holding Company, the entity that owns the parent company of Crown.

In connection with his ongoing consulting relationship with Apollo, Edward J. Rohling, our President and CEO, has a consulting agreement with Apollo under which he will receive from Apollo a percentage of the cash amounts received by Apollo as a result of the sale by AP/APH Ventures, an affiliate of Apollo, of its assets, including cash received upon the sale of the common shares that it receives in the formation transactions and the hotel that AP/APH Ventures is not contributing to us. As partners in Apollo, Messrs. Koenigsberger and Neibart participated, on behalf of Apollo, in both the negotiation of the consulting agreement between Apollo and Ed Rohling and in the negotiation of the consideration to be received by AP/APH Ventures for the six hotels being contributed to us. Under the consulting agreement, which was agreed to in principle in April 2003 and executed on July 9, 2004, Mr. Rohling will receive 2.5% of the first $20 million of cash received by Apollo in excess of a specified minimum amount and 3.5% of cash received over and above the first $20 million. Assuming an initial public offering price of $13.00 per share in this offering, the midpoint of the price range set forth on the cover of this prospectus, and that AP/APH Ventures later sold the shares it receives at that price, and that Apollo disposed of the other assets subject to the consulting agreement, Mr. Rohling would then be entitled to receive approximately $700,000 under the consulting agreement, approximately 50% of which would be attributable to the six hotels being contributed to us. In his capacity as a consultant to AP/APH Ventures, Mr. Rohling may provide advice to AP/APH Ventures relating to the contribution to us by AP/APH Ventures of the six hotels.

We have agreed to perform certain management duties for four hotels owned by Apollo and its affiliates that are not being contributed to us. We expect to receive approximately $400,000 per year in fees under this agreement, which has a term of five years. The agreement is terminable by Apollo for cause at any time upon two days notice to us or, following December 31, 2005, for any reason upon 90 days notice to us. If the agreement is terminated before December 31, 2005, Apollo is responsible for the full amount of the management fee through December 31, 2005, unless the agreement is terminated for cause, in which case there is no termination fee. If the agreement is terminated after December 31, 2005, there is no termination fee other than Apollo’s responsibility to pay the management fee during the 90 day notice period.

Conflicts of Interest

Some of our Trustees and executive officers have interests that may conflict with our interests and result in them receiving personal benefits from this offering. Messrs. Koenigsberger, Rohling, and Bailey will receive restricted common share awards and stock option grants that will become effective upon pricing of this offering.

Messrs. Koenigsberger, Neibart and Pasquerilla own beneficial interests in, and are executive officers of, the entities from which we are acquiring our initial hotels. As such, they are beneficiaries of the payments that we will make under the contribution agreement and one of the purchase agreements pursuant to which we will acquire our initial hotels in connection with the formation transactions. In addition, after completion of this offering, Mr. Pasquerilla will continue to own the Harrisburg Wyndham Garden, a full-service hotel located in Harrisburg, Pennsylvania that may compete with our limited-service hotel located in Harrisburg, Pennsylvania. Mr. Rohling has a consulting agreement with Apollo under which he will receive a percentage of the cash amounts received by Apollo as a result of the sale by AP/APH Ventures of its assets, including cash received upon the sale of the common shares that it receives in the formation transactions, and the hotel that is not being contributed to us. As such, Mr. Rohling is a beneficiary of the payments that we will make under the contribution agreement pursuant to which we will acquire the hotels from AP/APH Ventures. As partners in Apollo, Messrs. Koenigsberger and Neibart participated, on behalf of Apollo, in both the negotiation of the consulting agreement between Apollo and Ed Rohling and in the negotiation of the consideration to be received by AP/APH Ventures for the six hotels being contributed to us.

Messrs. Koenigsberger and Neibart are partners in Apollo, which is the general partner of the Apollo fund that has made a $125 million non-controlling investment in Wyndham International, which manages two of our hotels. Mr. Neibart serves on Wyndham International’s board of directors. As a result, Messrs. Koenigsberger and Neibart have an indirect interest in Wyndham International. None of our other Trustees or executive officers have any financial or personal interests in the companies that we expect to manage our hotels.

We have relationships with some of our underwriters and their affiliates. Various affiliates of Banc of America Securities LLC have a range of ownership interests in 10 Apollo affiliated funds, including seven funds sponsored by Apollo. Two affiliates of Banc of America Securities LLC have ownership interests of less than 1% each in the Apollo fund that controls the entity that is contributing hotels to us in the formation transactions. Wachovia Capital Markets, LLC has ownership interests in Apollo Investment Fund V, L.P. and Apollo International Real Estate Fund, L.P., neither of which is contributing hotels to us in the formation transactions. Wachovia Capital Markets, LLC has advised Crown in the sale of 22 hotels to us in the formation transactions and will receive approximately $2.1 million in advisory fees and reimbursement of out-of-pocket expenses from Crown. As such, Wachovia Capital Markets, LLC is a beneficiary of the payments that we will make under the purchase agreement pursuant to which we will acquire 22 of our initial hotels in connection with the formation transactions. Other than its share of the underwriting discounts and commissions and the financial advisory fees relating to the structuring of the offering, Banc of America Securities LLC will not receive any benefit as a result of our purchase of the hotels from Apollo, Crown or Hotel Ventures.

We anticipate that affiliates of Banc of America Securities LLC and Wachovia Capital Markets, LLC will be lenders under the secured acquisition loan we will obtain and, along with an affiliate of RBC Capital Markets Corporation, will also be lenders under the revolving credit facility we will enter into concurrently with the completion of this offering.

The following table summarizes the underwriting compensation we will pay in connection with this offering:

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Net Proceeds	$	$

Banc of America Securities LLC and Wachovia Capital Markets, LLC, the representatives of the underwriters, will also receive financial advisory fees relating to the structuring of the offering in an aggregate amount equal to 0.75% of the gross proceeds of the offering, or approximately $         each.

To mitigate any potential conflicts of interest, our Board of Trustees will, upon closing of this offering and the formation transactions, consist of six independent Trustees out of a total of nine Trustees. Furthermore, consistent with the requirements of The New York Stock Exchange, a majority of the members of our Board of Trustees at all times will be independent. Our Trustees are also subject to provisions of Maryland law that address transactions between Maryland corporations and our Trustees or other entities in which our Trustees have a material financial interest. In addition, our bylaws, consistent with Maryland law, mandate that any transaction or agreement involving us and a Trustee or officer or an affiliate of any Trustee or officer will require the approval of a majority of disinterested Trustees. However, there can be no assurance that these policies always will be successful in eliminating the influence of such conflicts. If they are not successful, decisions could be made that might not fully reflect the interests of all of our shareholders.

The Offering

Common shares offered by us	19,879,300 Shares(1)

Common shares to be outstanding after this offering and the formation transactions	21,476,300 Shares(2)

Use of Proceeds

We will use the net proceeds of this offering, which are estimated to be approximately $236.7 million based on an estimated public offering price of $13.00 per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions, the financial advisory fees relating to the structuring of the offering and estimated expenses payable by us:

•	to acquire the interests in the 34 initial hotels;

•	to repay approximately $135.9 million of cross-collateralized indebtedness associated with the hotels being contributed to us by AP/APH Ventures, as well as with two other hotels, one owned by AP/APH Ventures and one owned by a different Apollo affiliate, neither of which is being contributed to us; and

•	for general corporate and working capital purposes.

The estimated net proceeds of this offering will not be sufficient to pay the purchase price for the 34 hotels in our initial portfolio. We are obtaining a $100 million secured acquisition loan concurrently with the completion of this offering and will use the proceeds of this secured acquisition loan to fund the remaining purchase price of the 34 hotels in our initial portfolio.

Pending these uses, we may invest the net proceeds in marketable investment grade securities or in money market accounts, which are consistent with our intention to qualify as a REIT.

Risk Factors

See “Risk Factors” beginning on page 17 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding whether to invest in our common shares.

New York Stock Exchange symbol	“TCL”

(1)	Excludes up to 2,981,895 common shares that may be issued by us upon exercise of the underwriters’ over-allotment option.
(2)	Excludes (i) up to 2,981,895 common shares that may be issued by us upon exercise of the underwriters’ over-allotment option, (ii) 114,998 restricted shares which will be issued to our Trustees and officers, and 15,385 restricted shares that will be issued to Prism Hotels, upon completion of this offering, none of which will be vested upon issuance, and (iii) 317,500 common shares reserved for issuance upon exercise of options and warrants to be outstanding upon completion of this offering.

Dividend Policy

We intend to distribute to our shareholders each year all or substantially all of our REIT taxable income so as to qualify as a REIT and to qualify for the tax benefits accorded to REITs under the Internal Revenue Code. The actual amount and timing of distributions, however, will be at the discretion of our Board of Trustees and will depend upon actual results of operations and a number of other factors, including:

•	the timing of the investment of the proceeds of this offering;

•	the receipt of distributions from our operating partnership;

•	the receipt of lease payments from our taxable REIT subsidiaries;

•	the management of our hotels by Prism Hotels and our other management companies; and

•	our operating expenses.

Summary Selected Financial Information

You should read the following summary historical and unaudited pro forma consolidated operating and balance sheet data together with “Unaudited Pro Forma Consolidated Financial Information,” “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes for our predecessor entity, AP/APH Ventures, LLC, Crown and Hotel Ventures included elsewhere in this prospectus.

The historical financial information for our predecessor, Crown and Hotel Ventures included herein and set forth below and elsewhere in this prospectus reflects our predecessor’s, Crown’s and Hotel Ventures’ corporate investment strategies, which we may alter.

The unaudited pro forma consolidated financial information of Capital Lodging as of and for the three months ended March 31, 2004 and for the three months ended March 31, 2003, and for the year ended December 31, 2003, assumes completion of this offering, the formation transactions, anticipated refinancings related to the formation transactions and borrowings under our secured acquisition loan, the repayment of certain indebtedness and the assumption of certain indebtedness. Pro forma information has been compiled from historical financial and other information but does not purport to represent what our financial position or results of operations actually would have been had the transactions occurred on the dates indicated or to project our financial performance for any future period.

	The Company Pro Forma Three Months Ended March 31,		The Predecessor Three Months Ended March 31,		The Company Pro Forma Year Ended December 31, 2003	The Predecessor Years Ended December 31,
	2004	2003	2004	2003		2003	2002	2001
	(in thousands)
Operating Data:
Total revenues	$41,651	$39,323	$16,167	$14,653	$163,436	$56,189	$59,013	$54,821
Operating costs and expenses:
Hotel operating costs and expenses	33,129	32,357	12,321	11,431	131,780	47,404	48,353	46,467
Depreciation and amortization	3,389	3,718	1,768	2,262	14,336	8,309	9,964	9,495
Corporate overhead	1,235	1,523	166	105	5,383	574	927	1,662

Total operating costs and expenses	37,753	37,598	14,255	13,798	151,499	56,287	59,244	57,624

Operating income (loss)	$3,898	$1,725	$1,912	$855	$11,937	$(98)	$(231)	$(2,803)

Income (loss) from continuing operations	$347	$(1,183)	$(351)	$(1,429)	$(843)	$(9,376)	$(9,621)	$(15,148)

Net income (loss)			$1,873	$(1,195)		$6,171	$(10,912)	$(15,926)

Income (loss) from continuing operations per common share(1)	$0.02	$(0.05)			$(0.04)

Balance Sheet Data:
Property and equipment, net of accumulated depreciation and assets from discontinued operations	$334,977		$133,865			$139,732	$169,619	$178,045
Total assets	$377,014		$155,326			$154,060	$188,703	$192,459
Total liabilities	$163,048		$139,379			$141,377	$191,998	$192,702

Other Data:

Pro Forma EBITDA(2)	$7,287	$5,443			$26,273

Pro Forma FFO(2)	$3,736	$2,535			$13,493

(1)

Pro forma income from continuing operations per common share is based on 21,581 (basic) and 21,654 (diluted) common shares outstanding for the three months ended March 31, 2004 after giving effect to this offering and the refinancings related to the formation transactions. Pro forma loss from continuing operations per common share is based on 21,512 (basic) and 21,527 (diluted) common shares outstanding for the three months ended March 31, 2003 after giving effect to this offering and the refinancings related to the formation transactions. Pro forma loss from continuing operations per common share is based on 21,566 (basic) and 21,639 (diluted) common shares outstanding for the year ended December 31, 2003 after giving effect to this offering and the refinancings related to the formation transactions.

(2)	We present two non-GAAP financial measures herein that we use as key measures of our operating performance and which we believe are useful to investors: Funds From Operations, or FFO; and Earnings Before Interest Expense, Taxes, Depreciation and Amortization, or EBITDA.

We compute FFO in accordance with standards established by the National Association of Real Estate Investment Trusts, or NAREIT, which adopted a definition of FFO in order to promote an industry-wide standard measure of REIT operating performance that would not have certain drawbacks associated with net income under accounting principles generally accepted in the United States of America, or GAAP. NAREIT defines FFO as net income (or loss) (computed in accordance with GAAP) excluding gains (or losses) from sales of property plus real estate-related depreciation and amortization, and after adjustments for any items related to unconsolidated partnerships and joint ventures. We use FFO as a measure of our operating performance because it provides us with a more direct view of our profitability and excludes other transactions that are not directly related to the operations of our hotels.

EBITDA represents net income (losses) excluding: (i) interest expense, (ii) income tax expense, including any income taxes applicable to sale of assets; and (iii) depreciation and amortization. EBITDA also excludes interest expense, income tax expense and depreciation and amortization for any equity method investments. We use EBITDA as a measure of our operating performance because it provides us with a measure of our profitability, by removing the impact of our asset base (primarily depreciation and amortization) and the impact of leverage from our operating results, enabling us to analyze our operating performance on a comparable basis to our competitors, regardless of capital structure.

We caution investors that amounts presented in accordance with our definitions of FFO and EBITDA may not be comparable to similar measures disclosed by other companies, since not all companies calculate these non-GAAP measures in the same manner. FFO and EBITDA should not be considered as an alternative measure of our income from continuing operations or operating performance. Although we believe that FFO and EBITDA can enhance your understanding of our results of operations, these non-GAAP financial measures, when viewed individually, are not necessarily a better indicator of any trend as compared to comparable GAAP measures such as net income (loss).

Below, we include a quantitative reconciliation of FFO and EBITDA to the most directly comparable GAAP financial performance measure, which is our income (loss) from continuing operations.

Reconciliation of Pro Forma EBITDA to Pro Forma Income from Continuing Operations

	Three Months Ended March 31,		Year Ended December 31, 2003
	2004	2003
	(in thousands)
Pro forma income (loss) from continuing operations	$347	$(1,183)	$(843)
Plus:
Pro forma income tax expense	544	191	763
Pro forma interest expense, net	3,007	2,717	12,017

Pro forma operating income	3,898	1,725	11,937
Plus:
Pro forma depreciation and amortization	3,389	3,718	14,336

Pro forma EBITDA	$7,287	$5,443	$26,273

Reconciliation of Pro Forma FFO to Pro Forma Income from Continuing Operations

	Three Months Ended March 31,		Year Ended December 31, 2003
	2004	2003
	(in thousands)
Pro forma income (loss) from continuing operations	$347	$(1,183)	$(843)
Plus:
Pro forma depreciation and amortization	3,389	3,718	14,336

Pro forma FFO	$3,736	$2,535	$13,493

RISK FACTORS

An investment in our common shares involves a number of risks. Before making an investment decision, you should carefully consider all of the risks described in this prospectus. If any of the risks discussed in this prospectus occur, our business, financial condition, liquidity and results of operations could be materially and adversely affected, in which case the price of our common shares could decline significantly and you could lose all or a part of your investment.

Risks Related to Our Business and Hotels

We may have difficulty integrating our portfolio of initial hotels into our operations.

Concurrently with the consummation of this offering, six hotels will be contributed to us by AP/APH Ventures and we will purchase interests in a total of 28 hotels from Crown and Hotel Ventures. We will have to adapt our management, administrative, accounting and operational systems to integrate these hotels into our operations. Any difficulties we face in integrating our portfolio of initial hotels into our operations could increase our operating expenses and result in less cash being available for distribution to shareholders.

The recent economic slowdown has adversely affected the performance of our hotels and, if it worsens, continues or reoccurs, our results will be adversely affected.

The performance of the lodging industry has traditionally been closely linked with the general economy. From early 2001 through 2003, hotel owners and operators experienced declining RevPAR as a result of the slowing U.S. economy. In an economic downturn, hotels that have large meeting spaces or are otherwise sensitive to declines in business travel associated with a weakened economy may be more susceptible to a decrease in revenues. We believe that most of our hotels fall into this category. If the recent economic slowdown returns or worsens for a period of a year or more, this could result in further declines in ADRs or occupancy rates and thereby have a material adverse effect on our results of operations.

Our returns depend on management of our hotels by third parties and, in particular, on the performance of Prism Hotels.

In order to qualify as a REIT under the Internal Revenue Code, we cannot directly operate our hotels or participate in the decisions affecting the daily operations of our hotels. We must enter into management agreements with eligible independent contractors to manage the hotels. Thus, independent management companies, under management agreements with us, will control the daily operations of our hotels.

Under the terms of the management agreements that we will enter into with Prism Hotels and other management companies, our ability to participate in operating decisions regarding the hotels will be limited. We will depend on these independent management companies to adequately operate our hotels as provided in the management agreements. We do not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel (for instance, setting room rates). Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, RevPAR and ADRs, we may not be able to force the management company to change its method of operation of our hotels. We can only seek redress if a management company violates the terms of the applicable management agreement with us or fails to meet performance objectives set forth in the agreement, and then only to the extent of the remedies provided for under the terms of the management agreement. Additionally, while our management agreements typically provide for limited contractual penalties in the event that we need to replace any of our management companies due to their failure to meet the standards and objectives contained in the management agreement, we may experience significant disruptions at the affected hotels. Nevertheless, we expect to terminate management companies if we believe that the financial benefit of substituting a new management company would outweigh the expense of paying the termination fee. The payment of termination fees would result in a reduction of the amount available for distributions to our shareholders.

Prism Hotels will manage 23 of our initial hotels. We will therefore be dependent to a large degree on the operating performance of Prism Hotels and its ability to generate revenues at our hotels in excess of their operating expenses. We cannot assure you that Prism Hotels will successfully manage our hotels. A failure by Prism Hotels to successfully manage our hotels could lead to an increase in our operating expenses or a decrease in our revenues which would reduce the amount available for distributions to our shareholders.

We did not obtain independent third party appraisals of our initial hotels and have set the equity consideration to be issued to AP/APH Ventures and the warrants to be issued to Crown based on a fixed number of common shares. Thus, the consideration paid for these hotels may exceed their fair market value.

The purchase price for the hotels contributed to us by AP/APH Ventures was determined based on several factors, including a multiple of expected future earnings, analysis of sales of similar hotels, review of replacement costs and internal rate of return analysis. No single factor was given greater weight than any other in valuing these hotels. The purchase price for the other 28 hotels being acquired from Crown and Hotel Ventures was determined through arm’s length negotiations between AP/APMC Partners, an affiliate of Apollo and the controlling member of AP/APH Ventures, and the two independent sellers of these hotels. We did not obtain independent third party appraisals for any of these hotels or for the hotels contributed to us by AP/APH Ventures.

In connection with the determination of consideration to be paid for the hotels being contributed to us by AP/APH Ventures, the total number of common shares has been fixed at 1,596,000 common shares. Accordingly, the ultimate value of the consideration we will deliver in exchange for these hotels will depend on the initial public offering price of our common shares. As a result of these factors, the consideration paid for our initial hotels may exceed their fair market value.

Messrs. Koenigsberger, Neibart, Rohling and Pasquerilla will personally benefit as a result of the formation transactions. The direct conflict of interest resulting from these personal benefits may cause the consideration paid for our initial hotels to exceed their fair market value.

Mr. Koenigsberger, Chairman of our Board of Trustees, and Mr. Neibart, one of our Trustees, are two of the partners in Apollo, which is the general partner of the Apollo fund that controls AP/APH Ventures, the entity that will be contributing six hotels to us in exchange for the repayment by us of $135.9 million of cross-collateralized indebtedness associated with these hotels and the issuance by us to AP/APH Ventures of 1,596,000 common shares valued at $20.7 million based on a value per share equal to $13.00, the midpoint of the price range set forth on the cover of this prospectus. As partners in Apollo, Messrs. Koenigsberger and Neibart have an indirect interest of less than 1% in the aggregate in the Apollo fund that controls AP/APH Ventures and participated on behalf of AP/APH Ventures in the negotiation of the number of common shares to be received by AP/APH Ventures and other terms of the contribution. Mr. Rohling has a consulting relationship with Apollo under which he will receive a percentage of the cash amount received by Apollo as a result of the sale by AP/APH Ventures of the assets, including cash received upon the sale of the common shares that it receives in the formation transactions and the hotel that AP/APH Ventures is not contributing to us. As a result, Mr. Rohling would receive more under his consulting agreement as the number of common shares we issue to AP/APH Ventures increases. Assuming an initial public offering price of $13.00 per share in this offering, and that AP/APH Ventures later sold the shares it receives at that price, and that Apollo disposed of the other assets subject to the consulting agreement, Mr. Rohling would then be entitled to receive approximately $700,000 under the consulting agreement, approximately 50% of which would be attributable to the six hotels being contributed to us. As partners in Apollo, Messrs. Koenigsberger and Neibart participated, on behalf of Apollo, in the negotiation of the consulting agreement between Apollo and Ed Rohling. Mr. Pasquerilla, who will become one of our Trustees upon completion of the formation transactions, is the chief executive officer, and indirect owner, of Crown Hotel Holding Company. As such, he will benefit indirectly from the purchase by us of the 22 hotels from Crown, which we are purchasing for an aggregate of $146.0 million in cash, as well as up to an aggregate of $8.2 million consisting of payments to Crown with respect to completed capital expenditures, payments to Crown’s lenders with respect to the repayment of mortgage indebtedness and severance obligations of Crown that we are assuming in connection with the acquisition. We have also agreed to issue to Crown warrants to purchase 37,500 of our common shares.

We have no operating history as a REIT on which you can evaluate our ability to successfully and profitably operate our business or to complete acquisitions.

We were organized in April 2004 and have no financial or operating history on which you can evaluate our ability to successfully and profitably operate our business. Our management has no experience operating a REIT, and limited experience operating a public company. You should therefore be especially cautious about our ability to execute our business plan. Furthermore, we do not yet have an established reputation in the marketplace which could affect our ability to complete acquisitions of additional hotels.

Our predecessor has a history of losses, and we may not achieve or maintain profitability.

Our predecessor has a history of losses and has incurred losses in four of the past five years. Although our predecessor had net income of $6.1 million in 2003, our predecessor experienced net losses of $10.9 million in 2002 and $15.9 million in 2001. As of December 31, 2003, our predecessor had an accumulated deficit of $64.6 million. We cannot be certain that we will generate sufficient revenues to achieve and maintain profitability. If our revenues grow more slowly than we anticipate, or if our operating or capital expenses increase more than we expect or cannot be reduced in the event of lower revenues, our business will be materially and adversely affected.

Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, U.S. military action and the public’s reaction to the threat of terrorism or military action could adversely affect our results of operations and the markets in which we operate and may also affect any market on which our common shares trade.

There may be future terrorist threats or attacks against the United States or U.S. businesses. The uncertainty that would result from these events would likely increase the public’s reluctance to travel, which could adversely affect our results of operations. In addition, these attacks or armed conflicts may directly impact the value of our hotels through damage, destruction, loss or increased security costs. Losses due to wars and terrorist acts may be uninsurable, or may not be available at a reasonable price.

Also, as a result of terrorism or other reasons, the United States may enter into an armed conflict, which could have a further impact on the public’s reluctance to travel and on our hotels. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or your investment.

More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States, the worldwide financial markets and the economy which could adversely affect the economic recovery that we believe is underway in the United States.

We will face competition in the hotel industry, which may limit our profitability and returns to our shareholders.

The hotel industry is highly competitive. This competition could reduce occupancy levels and rental revenues at our hotels, which would adversely affect our operations. We expect to face competition from many sources. We will face competition from other hotels both in the immediate vicinity and the geographic market where our hotels will be located. Over-building in the hotel industry may increase the number of rooms available and may decrease occupancy and room rates, thereby adversely affecting revenues at our hotels. In addition, increases in operating costs due to inflation may not be offset by increased room rates. We will also face competition from nationally recognized hotel brands with which we will not be associated.

We will also face competition for investment opportunities. These competitors may be other REITs, national hotel chains and other entities that may have substantially greater financial resources than we do. Additionally, we will face competition for investors from other hotel REITs and real estate entities.

These competitors may prevent us from acquiring desirable hotels or may increase the price we must pay for hotels and other hotel investments. Our competitors may have greater resources than we do and may be willing to pay more or may have a more compatible operating philosophy with our acquisition targets. In particular, larger REITs may enjoy significant competitive advantages over us that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase, resulting in increased demand and increased prices paid for these hotels. If we pay higher prices for hotels, our profitability may decrease, and you may experience a lower return on your investment. Increased competition for hotels may also preclude us from acquiring hotels that would generate attractive returns to us.

Operating our hotels under franchise agreements could adversely affect our distributions to our shareholders.

Our hotels operate under franchise agreements, and we are subject to the risks that are found in concentrating our hotel investments in several franchise brands. These risks include reductions in business following negative publicity related to one of our brands.

The maintenance of the franchise licenses for our hotels is subject to our franchisors’ operating standards and other terms and conditions. Our franchisors periodically inspect our hotels to ensure that we and our lessees and management companies follow their standards. Failure by us or one of our management companies to maintain these standards or other terms and conditions could result in a franchise license being canceled.

For example, Marriott International has advised the seller of our Bensalem hotel that if it fails to meet Marriott’s quality assurance standards during the first half of 2004, the hotel could be in default under the Marriott franchise license agreement for the second half of 2004. If the hotel fails to meet these standards and Marriott declares a default, and we do not cause the hotel to satisfy Marriott’s quality assurance standards by the end of 2004, Marriott may cancel the franchise license to the hotel.

If a franchise license terminates due to our failure to make required improvements or to otherwise comply with its terms, we may also be liable to the franchisor for a termination payment, which varies by franchisor and by hotel. In addition, a termination of a franchise license could cause us to default under our loan agreements. As a condition of our continued holding of a franchise license, a franchisor could require us to make capital expenditures, even if we do not believe the capital improvements are necessary or desirable or will result in an acceptable return on our investment. Nonetheless, we may risk losing a franchise license if we do not make franchisor-required capital expenditures.

If a franchisor terminates the franchise license, we may try either to obtain a suitable replacement franchise or to operate the hotel without a franchise license. The loss of a franchise license could materially and adversely affect the operations or the underlying value of the hotel because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. A loss of a franchise license for one or more hotels could materially and adversely affect our revenues. This loss of revenues could, therefore, also adversely affect our financial condition, results of operations and cash available for distribution to shareholders.

Our ability to maintain distributions to our shareholders is subject to fluctuations in our financial performance, operating results and capital improvements requirements.

As a REIT, we are required to distribute at least 90% of our taxable income each year to our shareholders. In the event of future downturns in our operating results and financial performance or unanticipated capital improvements to our hotels, including capital improvements that may be required by our franchisors, we may be unable to declare or pay distributions to our shareholders. The timing and amount of distributions are in the sole discretion of our Board of Trustees, which will consider, among other factors, our financial performance, debt service obligations, debt covenants and capital expenditure requirements. We cannot assure you that we will continue to generate sufficient cash in order to fund distributions.

The factors that could adversely affect our results of operations and our distributions to shareholders include the failure of our TRSs to make required rent payments because of reduced net operating profits or operating losses, increased debt service requirements and capital expenditures at our hotels, including capital expenditures required by the franchisors of our hotels. The factors that could reduce the net operating profits of our TRSs include decreases in hotel revenues and increases in hotel operating expenses. Hotel revenue can decrease for a number of reasons, including increased competition from a new supply of hotel rooms and decreased demand for hotel rooms. These factors can reduce both occupancy and room rates at our hotels.

We will lease all of our hotels to our TRSs. These TRSs will be subject to hotel operating risks, including risks of sustaining operating losses after payment of hotel operating expenses and management fees. These risks can adversely affect the net operating profits of our TRSs, our operating expenses and our ability to make distributions to our shareholders.

Possible lack of diversification increases the risk of investment.

There is no limit on the number of hotels of a particular hotel brand that we may acquire, or on the number of hotels we may acquire in a specific geographic region. More than 70% of our pro forma revenue for the year ended December 31, 2003 was derived from Holiday Inn and Wyndham branded hotels. A negative event relating to the Holiday Inn or Wyndham brands, or to any brand in which we have a concentration of hotels, could have an adverse affect on our financial condition and our ability to make distributions.

In addition, if our hotels become geographically concentrated, an economic downturn in one or more of the markets in which we have invested could have an adverse effect on our financial condition and our ability to make distributions.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on our co-venturers’ financial conditions and disputes between us and our co-venturers.

In the future we may co-invest with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a hotel, partnership, joint venture or other entity. In such event, we would not be in a position to exercise sole decision-making authority regarding the hotel, partnership, joint venture or other entity. Investments in partnerships, joint ventures, or other entities may, under certain circumstances, involve risks that would not be present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals that are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or Trustees from focusing their time and effort on our business. Consequently, actions by, or disputes with, partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third party partners or co-venturers.

The hotel industry is seasonal.

The hotel industry is seasonal in nature. Generally, occupancy rates and hotel revenues are greater in the second and third quarters than in the first and fourth quarters. As a result, there may be quarterly fluctuations in results of operations of our hotels. Quarterly financial results may also be adversely affected by factors outside our control, including weather and poor economic conditions. As a result, we may need to enter into short-term borrowing in certain periods in order to offset these fluctuations in revenues and to make distributions to our shareholders.

Our ability to make distributions to our shareholders may be affected by various operating risks common in the hotel industry.

Our hotels are subject to various operating risks common to the lodging industry, many of which are beyond our control, including the following:

•	dependence on business and commercial travelers and tourism, which means that in general economic downturns, our business is likely to be adversely impacted by the reduced business travel associated with a weakened economy, as well as a decrease in tourism that generally occurs during such periods;

•	increases in energy costs and other expenses affecting travel, which may affect travel patterns and reduce the number of business and commercial travelers and tourists;

•	increases in operating costs due to inflation, increased energy costs, lower unemployment and other factors that may not be offset by increased room rates; and

•	changes in laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with these changes, including the costs of improvements and alterations to our hotels and operations.

These factors could reduce the net operating profits of our TRSs, which in turn could adversely affect our ability to make distributions to our shareholders.

Hotel renovation and redevelopment is subject to timing, budgeting and other risks that may adversely affect our operating results and our ability to make distributions to shareholders.

We may renovate and redevelop hotels from time to time as suitable opportunities arise, taking into consideration general economic conditions. Newly-developed and redeveloped hotel projects involve a number of risks, including risks associated with:

•	construction delays or cost overruns that may increase project costs;

•	impact of construction on occupancy and rates;

•	receipt of zoning, occupancy and other required governmental permits and authorizations;

•	development costs incurred for projects that are not pursued to completion;

•	acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project;

•	ability to raise capital; and

•	governmental restrictions on the nature or size of a project.

We cannot assure you that any development project will be completed on time or within budget. Our inability to complete a project on time or within budget may adversely affect our operating results and our ability to make distributions to our shareholders.

Higher growth potential hotels may require a significant investment of our resources, and we cannot guarantee you that this investment will result in improved operating performance.

Higher growth potential hotels, which will represent approximately one-third of our initial portfolio’s pro forma 2003 revenues upon completion of the formation transactions, may require more extensive application of strategies such as redevelopment, rebranding and repositioning in order to achieve improvement in their operating performance. This may require a significant investment of resources. We cannot assure you that our investment of these resources will result in improved operating performance of our higher growth potential hotels.

The increasing use of Internet travel intermediaries by consumers may adversely affect our profitability.

Some of our hotel rooms will be booked through Internet travel intermediaries such as Travelocity.com, Expedia.com and Priceline.com. According to a PricewaterhouseCoopers’ January 2004 report, Internet reservations constituted approximately 14% of total hotel reservations in 2003. We believe Internet bookings through travel intermediaries at our hotels are in line with industry norms, and will remain so. As these Internet bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from our management companies. Moreover, some of these Internet travel intermediaries are attempting to offer hotel rooms as a commodity, by increasing the importance of price and general indicators of quality (such as “three-star downtown hotel”) at the expense of brand identification. These agencies hope that consumers will eventually develop brand loyalties to their reservations system rather than to lodging brands. If the amount of sales made through Internet intermediaries increases significantly, room revenues may not increase, or may even decrease, and our profitability may be adversely affected.

We may not be able to acquire hotels on attractive terms.

The consideration that we pay for our hotels may be based upon the current income stream from those hotels. We cannot assure you that the purchase prices we pay for any hotels we may acquire in the future will be a fair price for these hotels, that we will be able to generate an acceptable return on these hotels, or that the location, lease terms or other relevant economic and financial data of any hotels that we acquire, including our initial portfolio, will meet risk profiles acceptable to our investors. As a result, our investments in these hotels may fail to perform in accordance with our expectations, which may substantially harm our financial condition and operating results. In addition, although Prism Hotels has granted us a right of first offer on any potential acquisitions it identifies, we cannot assure you that any hotels offered under our agreement with Prism Hotels will be on terms satisfactory to us.

As is customary in comparable real estate transactions, we will obtain title insurance against losses from all exceptions to title which are defects relating to our hotels. If there were a defect in title to one of our hotels, however, there could be no assurance that we will be able to obtain recoveries under the title insurance policies or that any proceeds so recovered or replacement properties that may be acquired with any such proceeds would provide returns at the level of the hotel they were intended to replace.

We will have no ongoing contractual obligations with Apollo, our founder, other than pursuant to a management agreement.

Apollo will have no ongoing contractual obligation to present to us additional acquisition opportunities and Apollo may compete with us for acquisition opportunities in the future. In addition, hotels owned by Apollo may compete with us in markets where we own hotels. Apollo also has a significant non-controlling investment in Wyndham International and two of our hotels are managed by Wyndham International.

Our agreement with Apollo to perform management services for four hotels that it is not contributing to us is terminable by Apollo, with or without cause, at any time after December 31, 2005. We cannot assure you that Apollo will not terminate this agreement.

We may be required to perform due diligence on our acquisitions with limited resources and on a compressed time frame, and hotels we acquire may be encumbered by unknown or contingent liabilities or underperform relative to forecasts.

When we enter into an acquisition, we may have limited time to complete our due diligence prior to acquiring the hotel or portfolio of hotels. Because our internal resources are limited, we may rely on third parties to conduct a portion of our due diligence. To the extent we or these third parties underestimate or fail to identify risks and liabilities associated with the hotels we acquire, we may incur unexpected liabilities, such as defects in title, environmental problems or structural or operational defects requiring remediation, or fail to perform in accordance with our projections. If this occurs, our financial condition and operating results could be substantially harmed.

Our acquisitions of hotels may result in disruptions to our business, may strain management resources and may result in shareholder dilution.

Our strategy includes the acquisition of or investment in hotels. These acquisitions may cause us to make expenditures of time and resources in order to integrate these hotels into our operations and divert management’s attention away from general operations, which could impair our ability to effectively asset manage our hotels.

We may also issue common shares, other equity securities or units of our operating partnership as consideration for our acquisitions of hotels, the issuance of which could be substantially dilutive to our shareholders. In addition, our profitability may suffer because of acquisition-related costs or amortization costs for acquired goodwill and other intangible assets. An inability to efficiently manage our acquisition strategy may adversely affect our results of operations and the value of our common shares.

We may experience uninsured or underinsured losses.

Upon completion of this offering, we will have property and casualty insurance with respect to our hotels, and other insurance, in each case, with loss limits and coverages deemed reasonable by our management (and intended to satisfy the requirements of lenders and franchisors). In doing so, we have made decisions with respect to what deductibles, policy limits and terms are reasonable based on management’s experience, our risk profile, the loss history of our initial hotels, the nature of the initial hotels and our businesses, our loss prevention efforts and the cost of insurance.

Various types of catastrophic losses, including those related to environmental, health and safety matters, may not be insurable or may not be economically insurable. In the event of a substantial loss, our insurance coverage may not cover the full current market value or replacement cost of our lost investment. Inflation, changes in building codes and ordinances, environmental considerations and other factors might cause insurance proceeds to be insufficient to fully replace or renovate a hotel after it has been damaged or destroyed. Accordingly, we cannot assure you that:

•	the insurance coverages that we have obtained will fully protect us against insurable losses (i.e., losses may exceed coverage limits);

•	we will not incur large deductibles that will adversely affect our earnings;

•	we will not incur losses from risks that are not insurable or that are not economically insurable; or

•	current coverages will continue to be available at reasonable rates.

One or more large uninsured or underinsured losses could have a material adverse effect on us.

Our lenders and our franchisors require us to maintain certain insurance coverages, and we anticipate that future lenders and franchisors will have similar requirements. If a lender claims that we have failed to comply with the insurance maintenance requirements under our loan agreements, the lender could obtain additional coverages and seek payment from us, or declare us in default under the loan documents. In the former case, we could spend more for insurance that we otherwise deem reasonable or necessary, or, in the latter case, suffer a foreclosure on the hotels collateralizing one or more loans. In addition, a material casualty to one or more hotels collateralizing loans may result in the insurance company applying to the outstanding loan balance insurance proceeds that otherwise would be available to repair the damage caused by the casualty, which would require us to fund the repairs through other sources, or the lender foreclosing on the hotels if there is a material loss that is not insured.

Our use of debt financing may decrease our cash flow and cash available for distribution to shareholders and may put us at a competitive disadvantage.

Following the formation transactions, we will have approximately $144.6 million of outstanding indebtedness, including the borrowings under the secured acquisition loan we will obtain concurrently with the completion of this offering. We have given Banc of America Securities LLC and Wachovia Capital Markets, LLC a mandate to arrange, and anticipate having in place upon consummation of this offering and the formation transactions, a secured revolving credit facility, which will be used for working capital, capital expenditures, acquisitions and our short-term liquidity needs. In addition, we may borrow new funds to acquire hotels. We may also incur or increase our mortgage debt by obtaining loans secured by a portfolio of some or all of the hotels we acquire. We may also borrow funds if necessary to satisfy the requirement that we distribute to shareholders at least 90% of our annual REIT taxable income, or otherwise as is necessary or advisable to ensure that we maintain our qualification as a REIT for federal income tax purposes.

Debt in excess of our target leverage ratio of 45% to 55% may harm our business and our financial results by, among other things:

•	requiring us to use a substantial portion of our cash flow from operations to pay interest, which reduces the amount available for dividends;

•	placing us at a competitive disadvantage compared to our competitors that have less debt;

•	making us more vulnerable to economic and industry downturns and reducing our flexibility in responding to changing business and economic conditions; and

•	limiting our ability to borrow more money for operations or to finance acquisitions in the future.

The interests in six of our hotels are subject to cross-collateral provisions in various loan agreements and, as a result, more than one of those hotels may be affected by a default.

The interests in the six hotels that we will acquire from Hotel Ventures secure loan agreements that Hotel Ventures entered into with a third-party. We will assume these loan agreements in connection with the formation transactions and the loans are cross-collateralized by second mortgages on each of these six hotels. As a result, any default under these loan agreements could affect more than one of these hotels.

We may be unable to effectively hedge against interest rates.

We may attempt to reduce potential interest rate risks on our indebtedness by using interest rate hedging arrangements that involve risk. Our management will determine the nature and quantity of hedging transactions based on various factors, including market conditions. We also may be limited in the type and amount of hedging transactions we may use in the future by our need to satisfy the REIT income tests under the Internal Revenue Code. Only income from certain hedging transactions qualifies for purposes of the 95% gross income test, and no hedging income qualifies for purposes of the 75% gross income test. As a result, our ability to effectively hedge against changes in interest rates could be limited, and our earnings could be reduced and could vary more from period to period.

We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT. We may conduct some or all of our hedging activities (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to federal income tax, rather than participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT income tests and will not adversely affect our ability to satisfy the REIT qualification requirements.

Hotels we open in new geographic markets may not perform as expected, which could adversely affect our profitability and our ability to make distributions to our shareholders.

As part of our business plan, we may develop or acquire new hotels in geographic areas in which we may have little or no acquisition or operating experience. Our analysis of these new markets may not accurately reflect customer demand in these markets. In addition, it may be difficult for us to select a management company that is best suited for hotels in new markets in which we are not familiar. As a result, the results of operations at new hotels may be inferior to those of our existing hotels and may not comport with the assumptions on which we agreed to the terms of those acquisitions. If hotels we open in new geographic markets do not perform as expected, our profitability and our ability to make distributions to our shareholders could be adversely affected.

Some of our revenues may eventually be attributable to hotels outside of the United States, which will subject us to different legal, monetary and political risks, as well as currency exchange risks, and may cause unpredictability in a source of our cash flows.

As part of our business plan, we may occasionally acquire hotels in Canada, Mexico or the Caribbean. International investments and operations generally are subject to various political and other risks that are different from and in addition to those for U.S. investments and operations, including:

•	enactment of laws prohibiting or restricting the foreign ownership of property;

•	laws restricting us from removing profits earned from activities within the country to the United States, including the payment of distributions, i.e., nationalization of assets located within a country;

•	changes in laws, regulations and policies, including land use, zoning and environmental laws as well as real estate and other tax rates;

•	exchange rate fluctuations;

•	change in the availability, cost and terms of mortgage funds resulting from varying national economic policies or changes in interest rates; and

•	terrorism, war or civil unrest.

Unfavorable legal, regulatory, economic or political changes such as those described above could adversely affect our financial condition and results of operations.

Any properties we own outside of the United States are subject to foreign taxes and may contribute to a failure to meet the REIT requirements.

If we acquire hotels outside of the United States, foreign countries may impose taxes on our hotels and our operations within their jurisdictions. To the extent possible, we will structure our acquisitions of foreign properties and activities to minimize our foreign tax liability. However, there can be no assurance that we will be able to eliminate our foreign tax liability or to reduce it to a specified level. Furthermore, as a REIT, we can substantially eliminate our U.S. federal income tax liability by distributing our REIT taxable income to our shareholders, and thus we will not fully benefit from a foreign tax credit against our U.S. federal income tax liability for the foreign taxes we pay. As a result, our foreign taxes will reduce our income and available cash flow from our foreign hotels which, in turn, could reduce our ability to make distributions to our shareholders.

Risks Related to This Offering

There is no public market for our common shares and the market price of our common shares could be volatile and could decline substantially following this offering.

There has not been any public market for our common shares prior to this offering. We have applied for listing of our common shares on the New York Stock Exchange in connection with this offering, but even if our shares are approved for listing, an active trading market for our common shares may never develop or be sustained. The stock markets, including the New York Stock Exchange, have experienced significant price and volume fluctuations. Further, the market price of our common shares could decline and you may not be able to resell your shares at or above the initial public offering price. Even if an active trading market develops, the market price of our common shares may be highly volatile and could be subject to wide fluctuations after this offering. Some of the factors that could negatively affect our share price or result in fluctuations in the price of our common shares include:

•	actual or anticipated variations in our quarterly operating results;

•	changes in our funds from operations or earnings estimates or publication of research reports about us or the real estate industry;

•	increases in market interest rates that lead purchasers of our shares to demand a higher yield;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	actions by institutional shareholders, including block trades, short selling of our shares and other speculative activities;

•	speculation in the press or investment community about the prospects for our business; and

•	general market and economic conditions.

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common shares. These activities may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result of these activities, the price of our common shares may be higher than the price that otherwise might exist in the open market. Price fluctuation of our common shares may increase when these stabilizing activities are terminated.

In addition, broad market fluctuations could reduce the market price of our common shares regardless of our operating results. Furthermore, our operating results and prospects may be below the expectations of public market analysts and investors, which could lead to a material decline in the price of our common shares.

Common shares eligible for future sale may have adverse effects on our share price.

We cannot predict the effect, if any, of future sales of common shares, or the availability of shares for future sales, on the market price of our common shares. Sales of substantial amounts of our common shares (including up to 37,500 common shares issuable upon exercise of the warrants that will be outstanding upon completion of this offering, up to 750,000 common shares issuable under our 2004 Option Plan and up to 1,250,000 shares issuable under our 2004 Equity Compensation Plan), or the perception that such sales could occur, may adversely affect prevailing market prices for our common shares.

In addition, under a registration rights agreement, we have granted AP/APH Ventures demand registration rights and piggyback registration rights to have the resale of their shares registered under the Securities Act. In addition, we anticipate filing a registration statement with respect to the common shares issuable upon exercise of options under our 2004 Option Plan and upon vesting and exercise, as applicable, of share appreciation rights, share awards, performance units and other equity-based awards under our 2004 Equity Compensation Plan following this offering. Upon registration, these common shares will be eligible for sale into the public market. If any or all of these holders sell a large number of securities in the public market, the sale could reduce the trading price of our common shares and could impede our ability to raise future capital.

All of the common shares sold in this offering will be freely transferable by persons other than our affiliates without restriction or further registration under the Securities Act. The remaining common shares outstanding are deemed to be “restricted securities” within the meaning of Rule 144 under the Securities Act and may not be transferred unless these common shares have been registered under the Securities Act or an exemption from registration is available. In general, upon satisfaction of certain conditions, Rule 144 permits the sale of certain amounts of restricted securities one year following the date of acquisition of the restricted securities from the issuer or an affiliate of the issuer and, after two years, permits unlimited sales by persons unaffiliated with the issuer. As our common shares become eligible for sale under Rule 144, the volume of sales of our common shares on applicable securities markets may increase, which could reduce the market price of our common shares.

We also may issue from time to time additional common shares or units of our operating partnership in connection with the acquisition of hotels and we may grant additional demand or piggyback registration rights in connection with these issuances. Issuances of substantial numbers of common shares or units of our operating partnership or the perception that these issuances could occur may adversely affect the prevailing market price for our common shares. In addition, the issuance of these shares or units could impair our ability to raise capital through a sale of additional equity securities.

You should not rely on the underwriters’ lock-up agreements to limit the number of shares sold into the market.

We, all of our Trustees and officers, AP/APH Ventures and Crown have agreed with our underwriters to be bound by lock-up agreements that prohibit these holders from selling, pledging or transferring their securities for up to 180 days after the date of this prospectus, except in specified limited circumstances. Banc of America Securities LLC and Wachovia Capital Markets, LLC, on behalf of the underwriters, may, acting jointly, release all or any portion of the common shares subject to the foregoing lock-up agreements at any time and without notice or shareholder approval. If the restrictions under the lock-up agreements are waived, approximately 1,749,498 common shares will be available for sale into the market, subject only to applicable securities rules and regulations, which could reduce the market price for our common shares.

An increase in market interest rates may have an adverse effect on the value of our securities.

One of the factors that investors may consider in deciding whether to buy or sell our securities is our dividend rate as a percentage of our share or unit price, relative to market interest rates. If market interest rates increase, prospective investors may desire a higher dividend or interest rate on our securities or seek securities paying higher dividends or interest. The public valuation of our common shares likely will be based primarily on the earnings that we derive from rental income with respect to our hotels and our related distributions to shareholders, and not from the underlying appraised value of the hotels themselves. As a result, interest rate fluctuations and capital market conditions can affect the market value of our common shares. For instance, if interest rates rise without an increase in our dividend rate, the market price of our common shares could decrease. This could result if potential investors require a higher dividend yield on our common shares as market rates on interest-bearing securities, such as bonds, rise. In addition, rising interest rates could adversely affect the availability, cost and terms of debt financing. Rising interest rates would result in increased interest expense on our variable rate debt, thereby adversely affecting cash flow and our ability to service our indebtedness and pay dividends.

If you purchase common shares in this offering, you will experience immediate dilution.

We expect the initial public offering price of our common shares to be higher than the net tangible book value per share of our outstanding common shares. Accordingly, if you purchase common shares in this offering, you will experience immediate dilution of approximately $3.34 in net tangible book value per share. This means that investors who purchase shares:

•	will likely pay a price per share that exceeds the net tangible book value of our assets after subtracting our liabilities; and

•	will have contributed, in the aggregate, approximately 100% of our funding since inception but will own only 92.0% of our fully diluted equity interests.

Moreover, to the extent that units of our operating partnership are redeemed for common shares, options or warrants to purchase our common shares are exercised, or options reserved for issuance are issued and exercised, each person purchasing common shares in this offering will experience further dilution.

Risks Related to Our Organization and Structure

We depend on key personnel with significant experience in the hotel industry, the loss of whom could threaten our ability to operate our business successfully.

Our future success depends, to a significant extent, upon the continued services of Rick Koenigsberger, our Chairman, Edward J. Rohling, our President and CEO and John D. Bailey, our CFO. Although we intend to enter into employment agreements with Messrs. Koenigsberger, Rohling, Bailey and other key executives, there is no guarantee that Messrs. Koenigsberger, Rohling, Bailey or the other executives will remain employed with us. We do not maintain key person life insurance on any of our officers. The loss of services of one or more members of our corporate management team, particularly Messrs. Koenigsberger, Rohling or Bailey, would harm our business and our prospects and any uncertainty regarding the management of our business resulting from the departure of key personnel could negatively affect our share price or result in increased volatility in the price of our common shares.

Conflicts of interest could result in an executive officer or Trustee acting other than in your best interest.

Some of our Trustees and executive officers have interests that may conflict with our interests and result in them receiving personal benefits from this offering. Messrs. Koenigsberger, Rohling and Bailey will receive restricted common share awards and stock option grants that will become effective upon pricing of this offering. Mr. Koenigsberger, Chairman of our Board of Trustees, Mr. Neibart, one of our Trustees, and Mr. Pasquerilla, who will be one of our Trustees upon completion of the formation transactions, own beneficial interests in, and are executive officers of, the entities from which we are acquiring many of our initial hotels. As such, they are beneficiaries of the payments to be made by us under the contribution agreement and one of the purchase agreements pursuant to which we will acquire our initial hotels in connection with the formation transactions. In addition, after completion of this offering, Mr. Pasquerilla will continue to own the Harrisburg Wyndham Garden, a full-service hotel located in Harrisburg, Pennsylvania that may compete with our limited-service hotel located in Harrisburg, Pennsylvania. Mr. Rohling has a consulting agreement with Apollo under which he will receive a percentage of the cash amounts received by Apollo as a result of the sale by AP/APH Ventures of its assets, including the common shares that it receives in the formation transactions and the hotel that AP/APH Ventures is not contributing to us. As such, Mr. Rohling is a beneficiary of the payments that we will make under the contribution agreement pursuant to which we will acquire the hotels from AP/APH Ventures. As partners in Apollo, Messrs. Koenigsberger and Neibart participated, on behalf of Apollo, in both the negotiation of the consulting agreement between Apollo and Ed Rohling and in the negotiation of the consideration to be received by AP/APH Ventures for the six hotels being contributed to us.

Messrs. Koenigsberger and Neibart are two of the partners in Apollo, which is the general partner of the Apollo fund that has made a $125 million non-controlling investment in Wyndham International, which manages two of our hotels. As a result, Messrs. Koenigsberger and Neibart have an indirect interest in Wyndham International. Mr. Neibart is also a director of Wyndham International. None of our other Trustees or executive officers have any financial or personal interests in the other companies that we expect to manage our hotels.

Conflicts of interests in connection with our formation transactions may lead to management decisions that are not in the shareholders’ best interests. In addition, while Mr. Koenigsberger will remain a partner of Apollo, he will devote a majority of his time to us. Apollo owns, among other investments, hotels that are not being contributed to us and, in the future, Apollo may compete with us for hotel related investment opportunities, which may also give rise to conflicts of interest.

We may be affected by conflicts of interest that arise out of our relationships with our underwriters.

Banc of America Securities LLC, Wachovia Capital Markets, LLC and RBC Capital Markets Corporation, three of the underwriters in this offering, may be affected by conflicts of interest that arise out of their relationships with us. Various affiliates of Banc of America Securities LLC have a range of ownership interests in 10 Apollo affiliated funds, including seven funds sponsored by Apollo. Two affiliates of Banc of America Securities LLC have ownership interests of less than 1% each in the Apollo fund that controls the entity that is contributing hotels to us in the formation transactions. Wachovia Capital Markets, LLC has ownership interests in Apollo Investment Fund V, L.P. and Apollo International Real Estate Fund, L.P., neither of which is contributing hotels to us in the formation transactions. Wachovia Capital Markets, LLC has advised Crown in the sale of 22 hotels to us in the formation transactions and will receive approximately $2.1 million in advisory fees and reimbursement of out-of-pocket expenses from Crown. As a result, Wachovia Capital Markets, LLC is a beneficiary of the payments that we will make under the purchase agreement pursuant to which we will acquire 22 of our initial hotels in connection with the formation transactions. We have given Banc of America Securities LLC and Wachovia Capital Markets, LLC a mandate to arrange a secured revolving credit facility, and we have given Bank of America, N.A. a mandate to provide a secured acquisition loan, both of which we will enter into concurrently with the completion of this offering. Bank of America, N.A., Wachovia Bank, N.A. and Royal Bank of Canada are expected to be lenders under the secured revolving credit facility. Any of these relationships could affect the ability of these underwriters to perform their duties in an objective manner, and could have a negative effect on this offering and our investors.

Our executive officers will have agreements that provide them with certain benefits in the event their employment is terminated prior to or following a change in control of our company and these agreements may have the effect of preventing an otherwise advantageous change in control.

We intend to enter into agreements with Messrs. Koenigsberger, Rohling and Bailey that will provide them with severance benefits if their employment ends under certain circumstances prior to or following a change in control of our company. For example, if a change in control occurred on December 31, 2005, it could result in a cost to us of approximately $14.8 million under these employment agreements and under our various compensation plans. Under our employment agreements with Messrs. Koenigsberger, Rohling and Bailey, a change in control occurs if, after the effective date of the employment agreements, if as a part of a single transaction or series of related transactions that occurs within a six month period, new Trustees are subsequently elected to our Board of Trustees such that the new Trustees constitute a majority of our Board of Trustees. These benefits could increase the cost to a potential acquiror of our company and thereby prevent or deter a change in control that might involve a premium price for our common shares or otherwise be in the best interests of our shareholders.

Restricted share awards to our executive officers under their employment agreements and under our equity compensation plans could cause dilution to our other shareholders.

Upon completion of this offering, we will issue to our executive officers options to purchase an aggregate of 250,000 common shares with an exercise price equal to the initial public offering price and we will award restricted common shares worth $1.4 million to our executive officers. In addition, under our executive officers’ employment agreements, we will make future awards of both options and restricted shares. These grants of restricted shares and, depending upon the exercise price, of options to purchase common shares, could potentially dilute the interests of our shareholders.

Recent legislative change may adversely affect the market price of REIT common shares.

On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003. This new tax legislation reduces the tax rate on both dividends and long-term capital gains for most domestic non-corporate taxpayers to a maximum of 15% for taxable years 2003 through 2008. This reduced tax rate generally will not apply to ordinary REIT dividends, which generally continue to be taxed at the higher tax rates generally applicable to ordinary income.

This legislation could, for domestic non-corporate investors, cause shares in non-REIT corporations to be more attractive relative to REIT shares than has historically been the case. If investors choose to invest in non-REIT corporations instead of REITs, the market price of our shares could be adversely affected.

Our rights and the rights of our shareholders to take action against our Trustees and officers are limited, which could limit your recourse in the event of actions not in your best interests.

As permitted by the Maryland REIT Law, our declaration of trust limits the liability of our Trustees and officers to us and our shareholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	a final judgment based upon a finding of active and deliberate dishonesty by the Trustee or officer that was material to the cause of action adjudicated.

In addition, our declaration of trust authorizes us to indemnify our Trustees and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Our bylaws require us to indemnify each Trustee or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service to us. In addition, we may be obligated to fund the defense costs incurred by our Trustees and officers. As a result, we and our shareholders may have more limited rights against our Trustees and officers than might otherwise exist under common law.

Our ownership limitations may restrict business combination opportunities.

To qualify as a REIT under the Internal Revenue Code, no more than 50% in number or value of our outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer persons during the last half of each taxable year (other than our first REIT taxable year). To preserve our REIT qualification, our declaration of trust generally prohibits direct or indirect ownership by any person of more than 9.9% in value of our outstanding shares or more than 9.9% in value or number of outstanding common shares. Generally, common shares owned by affiliated owners will be aggregated for purposes of the ownership limitation. Any transfer of our common shares that would violate the ownership limitation will be designated as “shares-in-trust” and transferred automatically to a trust effective on the day before the purported transfer of such shares. The beneficiary of a trust will be one or more charitable organizations named by us. The ownership limitation could have the effect of delaying, deterring or preventing a change in control or other transaction in which holders of common shares might receive a premium for their common shares over the then-current market price or which such holders might believe to be otherwise in their best interests. The ownership limitation provisions also may make our common shares an unsuitable investment vehicle for any person seeking to obtain, either alone or with others as a group, ownership of more than 9.9% in value of our shares.

Our declaration of trust contains provisions that make removal of our Trustees difficult, which could make it difficult for our shareholders to effect changes to our management.

Our declaration of trust provides that a Trustee may be removed, only for cause, upon the affirmative vote of holders of a majority of our outstanding common shares. Vacancies may only be filled by the Board of Trustees. This requirement makes it more difficult to change our management by removing and replacing Trustees.

Our Board of Trustees may issue additional shares that may cause dilution.

As permitted by the Maryland REIT law, our declaration of trust authorizes the Board of Trustees, without shareholder approval, to:

•	amend the declaration of trust to increase or decrease the aggregate number of shares of beneficial interest or the number of shares of beneficial interest of any class that we have the authority to issue; and

•	classify or reclassify any unissued common shares or preferred shares and to set the preferences, rights and other terms of such classified or reclassified shares, including the issuance of additional common shares or preferred shares that have preference rights over the common shares with respect to dividends, liquidation, voting and other matters.

Future issuances of equity securities may cause our shareholders to experience dilution.

The Board of Trustees has the power to issue preferred shares with senior rights, which could preclude our common shareholders from receiving any dividend distributions.

Our declaration of trust authorizes the issuance of up to 50,000,000 preferred shares with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption as may be determined from time to time prior to issuance by our Board of Trustees. In addition, the Board of Trustees, without a vote of our shareholders, may increase the aggregate number of shares of beneficial interest or the number of shares of any class of shares of beneficial interest that we have authority to issue. Accordingly, our Board of Trustees is empowered, without further approval, to issue preferred shares with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the common shares. We have no current plans to issue any preferred shares; however, in the event of issuance, the preferred shares could include superior dividend rights that may result in our common shareholders not receiving any dividend distributions.

Provisions of Maryland law and our declaration of trust may limit the ability of or discourage a third party from acquiring us.

Certain provisions of the Maryland General Corporation Law, or the MGCL, which are applicable to us as if we were a corporation, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of our common shares with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

•	“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested shareholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of our then-outstanding voting shares or an affiliate thereof) for five years after the most recent date on which the shareholder becomes an interested shareholder, and thereafter imposes on these combinations special appraisal rights and special shareholder voting requirements; and

•	“control share” provisions that provide that “control shares” of our company (defined as shares which, when aggregated with other shares controlled by the shareholder, entitle the shareholder to exercise one of three increasing ranges of voting power in electing Trustees) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by our shareholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

We have opted out of these provisions of the MGCL, in the case of the business combination provisions of the MGCL by resolution of our Board of Trustees, and in the case of the control share provisions of the MGCL pursuant to a provision in our bylaws. However, our Board of Trustees may by resolution elect to opt into the business combination provisions of the MGCL and we may, by amendment to our bylaws, opt into the control share provisions of the MGCL in the future.

The “unsolicited takeover” provisions of the MGCL permit our Board of Trustees, without shareholder approval and regardless of what is currently provided in our declaration of trust or bylaws, to implement takeover defenses, some of which (for example, a classified Board) we do not yet have. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of our company under circumstances that otherwise could provide the holders of our common shares with the opportunity to realize a premium over the then current market price.

Additionally, our declaration of trust permits our Board of Trustees to issue up to 50,000,000 preferred shares, issuable in one or more classes or series. Our Board of Trustees may classify or reclassify any unissued preferred shares and establish the preferences and rights (including the right to vote, participate in earnings and to convert into common shares) of any such preferred shares. As a result, our Board of Trustees could authorize the issuance of preferred shares with terms and conditions that could have the effect of discouraging a takeover or other transaction in which holders of some or a majority of the common shares might receive a premium for their shares over the then-prevailing market price of such shares.

Our Board of Trustees may change our investment and operational policies and practices without a vote of our common shareholders, which limits your control of our policies and practices.

Our major policies, including our policies and practices with respect to investments, financing, growth, debt capitalization, REIT qualification and distributions, are determined by the Board of Trustees. The Board of Trustees may amend or revise these and other policies from time to time without a vote of the shareholders. Accordingly, shareholders will have limited control over changes in our policies.

Our organizational documents do not limit the amount of indebtedness that we or our operating partnership may incur. We may alter at any time the balance between our total outstanding indebtedness and the value of our portfolio. If we become highly leveraged, then the resulting increase in debt service could adversely affect our ability to make payments on our outstanding indebtedness and harm our financial condition.

Risks Related to the Real Estate Industry

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our hotels and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more of the hotels in our portfolio in response to changing economic, financial and investment conditions is limited. The real estate market is affected by many factors that are beyond our control, including:

•	adverse changes in national and local economic and market conditions;

•	changes in interest rates and in the availability, cost and terms of debt financing;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with governmental laws and regulations, fiscal policies and zoning ordinances;

•	the ongoing need for capital improvements, particularly in older structures;

•	changes in operating expenses; and

•	civil unrest, acts of war and natural disasters, including earthquakes and floods, which may result in uninsured and underinsured losses.

We cannot predict whether we will be able to sell any hotel for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a hotel.

We may be required to expend funds to correct defects or to make improvements before a hotel can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements. In acquiring a hotel, we may agree to lock-out provisions that materially restrict us from selling that hotel for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that hotel. These factors and any others that would impede our ability to respond to adverse changes in the performance of our hotels could significantly harm our financial condition and operating results.

We could face liability for adverse health effects and costs of remediating environmental issues, including those stemming from harmful mold which may exist or develop at our hotels.

When excess moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. Mold in our properties could materially adversely affect their value. As a result, the presence of mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property. In addition, the presence of mold could expose us to liability from our guests, employees of ours or of our taxable REIT subsidiaries and others if property damage or health concerns arise.

We are subject to a variety of environmental, health and safety laws and regulations that could result in liabilities.

We are subject to various environmental and health and safety laws and regulations governing, among other things, the generation, storage, handling, use and transportation of, and human exposure to, hazardous materials, including asbestos-containing materials, mold and lead, and the health and safety of our employees. We are also required to obtain permits from governmental authorities for certain operations. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. We could also be held liable for any and all consequences arising out of human exposure to such substances or other environmental damage.

Certain environmental laws impose liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances. These laws often impose liability even if the owner or operator did not know of, or was not responsible for, the release of such hazardous substances. These environmental laws also assess liability on persons who arrange for hazardous substances to be sent to disposal or treatment facilities when such facilities are found to be contaminated. Such persons can be responsible for cleanup costs even if they never owned or operated the contaminated facility. In addition to actions brought by governmental agencies, private plaintiffs may also bring personal injury claims arising from exposure to hazardous substances.

In particular, federal, state and local laws impose liability for the release of asbestos-containing materials, or ACMs, into the air or require the removal of damaged ACMs in the event of remodeling, renovation or demolition. There are either actual or suspect ACMs at nearly all of our properties, primarily in floor coverings, acoustical ceiling materials and roofing material. If we were required to remove all ACMs present in our properties over a short time frame, the cost of such removal would have a material adverse effect on our financial condition and results of operations.

Historical or current uses of our properties or adjacent properties may have led to releases of hazardous substances or other environmental problems of which we are currently unaware. For example, our properties use, or may have used, underground tanks for the storage of petroleum-based or waste products or other hazardous materials that could have leaked or otherwise released hazardous substances. In addition, certain of our properties have and continue to conduct dry cleaning operations on-site, which involve the use of various hazardous substances. If environmental contamination exists on our properties, we could become subject to strict, joint and several liability for the contamination by virtue of our ownership interest or operations.

The presence of hazardous substance contamination at or under any of our properties may adversely affect our ability to sell the property and we may incur substantial remediation costs. The discovery of environmental liabilities relating to our properties could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to shareholders.

We currently do not maintain an environmental insurance policy on our property portfolio. If we purchase such insurance in the future, however, this insurance may be insufficient to address any particular environmental situation. If our environmental liability insurance is inadequate, we may become subject to material losses for environmental liabilities.

Environmental, health and safety laws and regulations are complex, change frequently and have tended to become more stringent over time. Therefore, we cannot assure you that our costs of complying with current and future environmental and health and safety laws and regulations, and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not adversely affect our business, results of operations or financial condition.

Mortgage debt obligations expose us to increased risk of loss of property, which could harm our financial condition.

Incurring mortgage debt increases our risk of loss because defaults on indebtedness secured by hotels may result in foreclosure actions initiated by lenders and ultimately our loss of the hotel securing any loans for which we are in default. For tax purposes, a foreclosure of any of our hotels would be treated as a sale of the hotel for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the hotel, we would recognize taxable income on foreclosure but would not receive any cash proceeds.

Compliance with the Americans with Disabilities Act and fire, safety and other regulations may require us to make unintended expenditures that adversely impact our results of operations.

All of our hotels are required to comply with the Americans with Disabilities Act, or the ADA. The ADA has separate compliance requirements for “public accommodations” and “commercial facilities” but generally requires that buildings be made accessible to people with disabilities. Compliance with the ADA requirements could require removal of access barriers and non-compliance could result in imposition of fines by the U.S. government or an award of damages to private litigants. In addition, we are required to operate our hotels in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our hotels. We may be required to make substantial capital expenditures to comply with those requirements and these expenditures could adversely affect our results of operations or financial condition and our ability to make distributions to shareholders.

Tax Risks of our Business and Structure

Your investment has various federal income tax risks that could affect the value of an investment in our common shares.

We intend to operate in a manner that will qualify us as a REIT under the federal income tax laws. The REIT qualification requirements are extremely complex, however, and interpretations of the federal income tax laws governing qualification as a REIT are limited. In addition, our management has limited experience operating a REIT. Accordingly, we cannot be certain that we will be successful in operating so we can qualify as a REIT. At any time, new laws, interpretations, or court decisions may change the federal tax laws or the federal income tax consequences of our qualification as a REIT. If we fail to qualify as a REIT, our dividends would not be deductible to us and we would be subject to a corporate level tax on our taxable income. This would substantially reduce our cash available to pay dividends and the yield on your investment. In addition, incurring corporate income tax liability could cause us to borrow funds, liquidate some of our investments or take other steps which could negatively affect our operating results. Moreover, if our REIT status is terminated because of our failure to qualify as a REIT, we would be disqualified from re-electing REIT status for the four taxable years following the year in which our REIT status is lost. Although the provisions of the Internal Revenue Code relevant to your investment are generally described in “Federal Income Tax Consequences of Our Status as a REIT,” we strongly urge you to consult your own tax advisor concerning the effects of federal income tax law on an investment in our common shares in your particular circumstances, and the effects of state and local income tax law on an investment in our common shares, because of the complex nature of the tax rules applicable to REITs and their shareholders.

Distribution requirements imposed by law limit our flexibility in executing our business plan.

To maintain our status as a REIT for federal income tax purposes, we generally are required to distribute to our shareholders at least 90% of our REIT taxable income each year. REIT taxable income is determined without regard to the dividends paid deduction and by excluding net capital gains. We are also required to pay tax at regular corporate rates to the extent that we distribute less than 100% of our taxable income (including net capital gains) each year. In addition, we are required to pay a 4% nondeductible excise tax on the amount, if any, by which certain distributions we pay with respect to any calendar year are less than the sum of 85% of our ordinary income for that calendar year, 95% of our capital gain net income for the calendar year and any amount of our income that was not distributed in prior years.

We intend to make distributions to our shareholders to comply with the distribution requirements of the Internal Revenue Code and to avoid federal income tax and the nondeductible excise tax. Differences in timing between the receipt of income and the payment of expenses in arriving at REIT taxable income and the effect of required debt amortization payments could require us to borrow funds on a short-term basis to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT.

We may fail to qualify as a REIT if the Internal Revenue Service successfully challenges determinations of asset value that we make for purposes of monitoring our compliance with the REIT asset tests.

As a REIT, we will be required to satisfy, as of the close of each quarter of each of our taxable years, a number of requirements relating to the value of our assets, including requirements that not more than 20% of the value of our total assets be represented by securities issued by taxable REIT subsidiaries and that not more than 25% of the value of our assets be represented by assets other than real estate assets, cash, cash items and U.S. government securities (each as defined for purposes of the REIT provisions of the Internal Revenue Code). While we believe that our assets immediately following completion of our formation transactions will comply with these requirements, and we intend to monitor our compliance with the various REIT asset tests, it is possible that the Internal Revenue Service could successfully argue for values of our assets such that we would fail to satisfy a REIT asset test. In such circumstances, we would fail to qualify as a REIT for that taxable year and the following four taxable years. Fluctuations in the relative values of our assets may also cause us to fail to satisfy a REIT asset test, with similar consequences.

Distributions in excess of our current and accumulated earnings and profits may trigger federal tax.

Distributions by us in excess of our current and accumulated earnings and profits (as determined for federal income tax purposes) will be treated first as a reduction, but not below zero, of a shareholder’s federal income tax basis in the shareholder’s common shares and then as gain on a deemed disposition of the shareholder’s common shares. Such gain will be treated as a capital gain if these shares are held as a capital asset and a long-term capital gain if the holding period in the common shares is more than one year. We generally expect to withhold at a 30% rate, or such lower rate as may be specified in an applicable income tax treaty, from any distributions that we make to non-U.S. shareholders, without regard to whether such distributions are treated for federal income tax purposes as made from our current or accumulated earnings and profits. Where we withhold on a distribution to a non-U.S. shareholder that is not treated for federal income tax purposes as having been made from our current or accumulated earnings and profits, the non-U.S. shareholder generally may file for a refund of amounts withheld in excess of the federal income tax, if any, associated with any gain on a deemed disposition of the non-U.S. shareholder’s common shares arising from such distribution.

Our disposal of undesirable hotels may have negative implications, including unfavorable tax consequences.

If we make a sale of an undesirable hotel directly, and it is deemed to be a sale of dealer property or inventory, the sale may be deemed to be a “prohibited transaction” under federal tax laws applicable to REITs, in which case our gain from the sale would be subject to a 100% excise tax. If we believe that a sale of an unwanted asset might be treated as a prohibited transaction, we will dispose of that asset through a taxable REIT subsidiary, in which case the gain from the sale would be subject to corporate income tax but not the 100% prohibited transaction excise tax. We cannot assure you, however, that the Internal Revenue Service would not assert successfully that sales of assets that we make directly, rather than through a taxable REIT subsidiary, were sales of dealer property or inventory, in which case the 100% excise tax would apply.

We may be subject to federal and state income taxes that would adversely affect our financial condition.

Even if we qualify and maintain our status as a REIT, we may become subject to federal income taxes and related state taxes. For example, if we have net income from a sale of dealer property or inventory, or resulting from a redetermination by the Internal Revenue Service of deductible expense paid to us by our TRSs, that income will be subject to a 100% tax. In addition, we may not be able to pay sufficient distributions to avoid corporate income tax and the 4% excise tax on undistributed income. We may also be subject to state and local taxes on our income or property, either directly or at the level of our operating partnership or at the level of the other entities through which we indirectly own our assets that would adversely affect our operating results. We cannot assure you that we will be able to continue to satisfy the REIT requirements, or that it will be in our best interests to continue to do so.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. Statements regarding the following subjects are forward-looking by their nature:

•	our business strategy;

•	our projected operating results;

•	our understanding of our competition;

•	market trends;

•	projected capital expenditures;

•	national and international economic, political or market conditions; and

•	use of the proceeds of this offering.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our common shares, along with the following factors that could cause actual results to vary from our forward-looking statements:

•	the factors referenced in this prospectus, including those set forth under the sections captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business and Hotels”;

•	general volatility of the capital markets and the market price of our common shares;

•	changes in our business strategy;

•	availability, terms and deployment of capital;

•	availability of qualified personnel;

•	continued qualification as a REIT under applicable tax laws;

•	our policies and activities regarding investments, acquisitions, dispositions, financings, conflicts of interest and other matters;

•	changes in our industry, interest rates or the general economy; and

•	the degree and nature of our competition.

When we use the words “believe,” “expect,” “anticipate,” “estimate” or similar expressions, we intend to identify forward-looking statements. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds of this offering will be approximately $236.7 million, based upon the estimated price per common share of $13.00 in this offering, the midpoint of the price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions, the financial advisory fees relating to the structuring of the offering and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, our net proceeds will be approximately $272.8 million. We intend to use the net proceeds from the offering as follows:

•	approximately $156.6 million to purchase 22 hotels from Crown;

•	approximately $21.5 million to purchase six hotels from Hotel Ventures;

•	approximately $135.9 million to repay cross-collateralized indebtedness associated with the hotels being contributed to us by AP/APH Ventures, as well as with two other hotels, one owned by AP/APH Ventures and one owned by a different Apollo affiliate, neither of which is being contributed to us; and

•	the remainder for working capital and general corporate purposes.

The indebtedness being repaid with the net proceeds of this offering has a maturity of December 31, 2004 and bears interest at a rate equal to LIBOR plus 5% per annum.

The estimated net proceeds of this offering will not be sufficient to pay the purchase price for the 34 hotels in our initial portfolio. We are obtaining a $100 million secured acquisition loan concurrently with the completion of this offering and will use the proceeds of this secured acquisition loan to fund the remaining purchase price of the 34 hotels in our initial portfolio. The following table sets forth the estimated sources and uses of funds of the offering and the funds we intend to borrow through a secured acquisition loan:

Sources of Funds:	(in thousands)
Proceeds from public offering of common shares	$258,431
Secured acquisition loan(1)	100,000

Total	358,431

Uses of Funds:
Purchase of the Crown hotels(2)	156,626
Purchase of Hotel Ventures hotels(3)	21,532
Repayment of cross-collateralized indebtedness associated with the hotels being contributed by AP/APH Ventures(4)	135,860
Underwriters’ discounts and commissions	16,152
Financial advisory fees relating to the structuring of the offering	1,938
Offering expenses	3,600
Secured financing fees and expenses(5)	3,016
Working capital and general corporate purposes	19,707

Total	$358,431

(1)	We have given Bank of America, N.A. a mandate to provide and anticipate having in place, upon consummation of this offering and the formation transactions, a $90 to $100 million secured acquisition loan to be used to pay a portion of the purchase price of the hotels in our initial portfolio.
(2)	Includes the repayment of mortgage indebtedness related to the hotels and also includes an aggregate of up to $8.2 million consisting of payments to Crown with respect to completed capital expenditures, payments to Crown’s lenders with respect to the repayment of mortgage indebtedness and severance obligations of Crown that we are assuming in connection with the acquisition.
(3)	Does not include the $44.6 million of mortgage indebtedness we will assume in connection with the acquisition of the hotels from Hotel Ventures.
(4)	Includes $21.9 million of mortgage indebtedness associated with the two hotels not being contributed to us.
(5)	Consists of fees and expenses related to the secured acquisition loan, the senior secured revolving credit facility and the assumption of the Hotel Ventures mortgage indebtedness.

Pending these uses, we may invest the net proceeds in marketable investment grade securities or in money market accounts, which are consistent with our intention to qualify as a REIT.

CAPITALIZATION

The following table sets forth:

•	the historical capitalization of AP/APH Ventures, LLC, an affiliate of Apollo, which is deemed to be our predecessor for accounting purposes and which through tiered partnerships owns 100% of the six initial hotels that we will acquire from AP/APH Ventures, as of March 31, 2004;

•	our pro forma capitalization as of March 31, 2004, adjusted to give effect to:

•	the removal from our predecessor’s portfolio of one hotel which we will not acquire from our predecessor in the formation transactions;
•	the assumption of $44.6 million in indebtedness in connection with the purchase of six hotels from Hotel Ventures; and
•	the proceeds of an assumed $100 million secured acquisition loan that we will obtain concurrently with the completion of this offering.

•	our pro forma capitalization as of March 31, 2004, as further adjusted to give effect to:

•	the sale of 19,879,300 common shares in this offering at an offering price of $13.00 per share, the midpoint of the price range set forth on the cover of this prospectus, net of the underwriting discounts and commissions, financial advisory fees relating to the structuring of the offering and estimated expenses payable by us in connection with this offering, and application of the net proceeds as described in “Use of Proceeds.”

This table should be read in conjunction with the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical and unaudited pro forma financial information and related notes included elsewhere in this prospectus.

	Predecessor Historical	Pro Forma as Adjusted for the Formation Transactions and the Refinancing Transactions	Pro Forma as Further Adjusted for this Offering
	(in thousands)
Total debt(1)	$129,607	$258,578	$144,578

Shareholders’ equity:
Common shares, $0.001 par value per share, 150,000,000 shares authorized, 1,597,000 shares issued and outstanding as adjusted, 21,606,683 shares issued and outstanding, as further adjusted(2)(3)	—	2	22
Members additional paid-in capital	—	—	269,284
Owners’ equity/retained (deficit) (2)(3)(4)	15,947	(22,775)	(55,340)

Total shareholders’ equity	15,947	(22,773)	213,966

Total capitalization	$145,554	$235,805	$358,544

(1)	The pro forma capitalization as adjusted for this offering and the formation transactions includes the assumption of the Hotel Ventures debt, the payments to retire the mortgage debt associated with the six hotels being contributed to us by AP/APH Ventures, the payments to retire the AP/APH Ventures indebtedness related to the hotel owned by AP/APH Ventures and the hotel owned by a different Apollo affiliate that are not being contributed to us in the formation transactions, and the proceeds of an assumed $100 million secured acquisition loan we expect to obtain concurrently with the completion of the offering. In addition, we have given Banc of America Securities LLC and Wachovia Capital Markets, LLC a mandate to arrange a secured revolving credit facility to help meet our liquidity needs and facilitate our acquisition strategy. We expect this credit facility to be in place prior to completion of the offering.
(2)	Excludes the underwriters’ over-allotment option to purchase up to 2,981,895 common shares.
(3)	Excludes 317,500 common shares reserved for issuance upon the exercise of options and warrants to be outstanding upon completion of this offering.
(4)	The pro forma equity as adjusted for this offering and the formation transactions is less than the assumed equity raised for purposes of our pro forma financial statements, as our predecessor’s assets are required by GAAP to be transferred at their historical cost.

DILUTION

Net Tangible Book Value

The initial public offering price per common share will exceed the pro forma net tangible book value per share after the offering. As a result, you will realize an immediate dilution in the net tangible book value of your shares. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities and total minority interests, divided by the number of our common shares outstanding.

Dilution After This Offering

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of common shares in this offering and the net tangible book value per common share immediately after this offering. After giving effect to:

•	the sale of 19,879,300 common shares in this offering, at an assumed initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover of this prospectus, and our receipt of approximately $236.7 million in net proceeds from this offering, after deducting the underwriting discounts and commissions, financial advisory fees relating to the structuring of the offering and estimated offering expenses; and

•	the issuance of 1,597,000 shares to AP/APH Ventures and the initial shareholder, 9,228 shares to our non-employee Trustees, 105,770 shares to our executive officers and 15,385 shares to Prism Hotels, all of which to be outstanding upon completion of this offering.

Our pro forma net tangible book value as of March 31, 2004 would have been approximately $208.6 million, or $9.66 per common share. This amount represents an immediate increase in net tangible book value of $10.84 per share to existing shareholders prior to this offering and an immediate dilution in pro forma net tangible book value of $3.34 per common share to new investors. The following table illustrates this per share dilution.

Assumed initial public offering price		$13.00
Historical net tangible book value per share as of March 31, 2004	$(1.18)
Increase in net tangible book value per share to existing shareholders attributable to new investors	10.84

Pro forma net tangible book value per share after this offering		9.66

Dilution per share to new investors		$3.34

Differences Between New Investors and AP/APH Ventures and the Initial Shareholder in Number of Shares and Amount Paid

The table below summarizes, as of March 31, 2004 on the pro forma basis discussed above, the differences between the number of common shares purchased from us, the total consideration paid and the average price per share paid by existing shareholders and by the new investors purchasing shares in this offering. We used an assumed initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover of this prospectus, and we have not deducted estimated underwriting discounts and commissions and estimated offering expenses in our calculations.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
AP/APH Ventures and the initial shareholder	1,597,000	7.4%	$—	—%	$—
Restricted shares to be issued upon completion of this offering	130,383	0.6%	—	—	—
New investors	19,879,300	92.0%	258,430,900	100%	13.00

Total	21,606,683	100%	$258,430,900	100%	$11.96

DIVIDEND POLICY AND DISTRIBUTIONS

We intend to make regular quarterly distributions to holders of our common shares so that we distribute each year all or substantially all of our REIT taxable income so as to avoid paying corporate income tax on our earnings and to qualify for the tax benefits accorded to REITs under the Internal Revenue Code. In order to qualify as a REIT, we must distribute to our shareholders an amount at least equal to (i) 90% of our REIT taxable income (determined before the deduction for dividends paid and excluding any net capital gain) plus (ii) 90% of the excess of our net income from foreclosure property over the tax imposed on such income by the Internal Revenue Code less (iii) any excess non-cash income (as determined under the Internal Revenue Code). See “Federal Income Tax Consequences of Our Status as a REIT.” The distributions will be authorized by our Board of Trustees and declared by us based upon a number of factors, including:

•	actual results of operations;

•	the timing of the investment of the proceeds of this offering;

•	the receipt of distributions from our operating partnership;

•	the receipt of lease payments from our taxable REIT subsidiaries;

•	the management of our hotels by Prism Hotels and our other management companies;

•	debt service requirements;

•	capital expenditure requirements for our hotels;

•	our taxable income;

•	the annual distribution requirement under the REIT provisions of the Internal Revenue Code; and

•	our operating expenses.

While we expect to distribute most of the earnings of our taxable REIT subsidiaries to our operating partnership, we may, to the extent not inconsistent with maintaining our REIT status, retain accumulated earnings of our taxable REIT subsidiaries in those subsidiaries. While our taxable REIT subsidiaries may experience seasonal or temporary fluctuations in their earnings, we do not expect such fluctuations to have a material impact on our dividend policy. As noted in “Federal Income Tax Consequences of Our Status as a REIT—Requirements for Qualification—Distribution Requirements,” in order to preserve our status as a REIT for federal income tax purposes, we may be required to make distributions in excess of available cash, which may require that we either borrow funds or issue additional common or preferred shares.

We cannot assure you that we will continue to have cash available for dividends. See “Risk Factors.”

SELECTED FINANCIAL INFORMATION

The following table sets forth selected financial information under the captions “Operating Data” and “Balance Sheet Data” on a historical basis for AP/APH Ventures, LLC, which is deemed to be our predecessor, and includes financial information relating to the hotels that it will not contribute to us in our formation transactions. We have not presented historical information for Capital Lodging because we have not conducted any business since our formation and will not conduct any business until we consummate the formation transactions.

The selected historical information as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 is derived from the unaudited consolidated financial statements of our predecessor included elsewhere in this prospectus. The selected historical financial information as of December 31, 2003, 2002, 2001, 2000 and 1999 and for each of the years in the five year period ended December 31, 2003 is derived from the audited consolidated financial statements of our predecessor. The financial information as of December 31, 2003 and 2002, for each of the three years in the period ended December 31, 2003, and the report of Deloitte & Touche LLP, independent registered public accounting firm, thereon, are included elsewhere in this prospectus.

The historical financial information for our predecessor included herein and elsewhere in this prospectus is not indicative of our future performance. In addition, since the financial information presented below is only a summary and does not provide all of the information contained in the financial statements, including the related notes, you should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the financial statements, including the related notes and report of independent registered public accounting firm and “Unaudited Pro Forma Consolidated Financial Information,” each contained elsewhere in this prospectus.

	Three Months Ended March 31,		Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
			(in thousands)
Operating Data:
Revenues:
Rooms	$10,852	$9,711	$38,256	$39,781	$37,023	$37,338	$38,712
Food and beverage	4,793	4,482	15,896	16,972	14,621	14,651	11,712
Other	522	460	2,037	2,260	3,177	6,096	5,509

Total revenues	16,167	14,653	56,189	59,013	54,821	58,085	55,933

Operating Costs and Expenses:
Rooms	2,527	2,268	9,804	9,556	8,846	8,936	8,220
Food and beverage	3,205	3,021	11,936	12,789	11,329	9,118	8,995
Other departmental expenses	330	315	1,328	1,439	1,835	1,959	1,750
Management fees	378	342	1,431	1,580	1,842	2,192	2,129
Administrative and general	1,421	1,273	5,229	5,937	6,723	5,339	4,524
Marketing	1,635	1,528	6,590	6,668	5,535	5,930	5,016
Property occupancy costs	2,825	2,683	11,086	10,384	10,357	8,717	8,888
Depreciation	1,768	2,262	8,309	9,964	9,495	8,492	9,047
Corporate overhead	166	106	574	927	1,662	232	283

Total operating costs and expenses	14,255	13,798	56,287	59,244	57,624	50,915	48,852

Operating income (loss)	1,912	855	(98)	(231)	(2,803)	7,170	7,081
Interest income	—	—	—	21	239	473	739
Interest expense	(2,263)	(2,295)	(9,302)	(9,474)	(12,795)	(12,545)	(11,106)

Loss before minority interest and discontinued operations	(351)	(1,440)	(9,400)	(9,684)	(15,359)	(4,902)	(3,286)
Minority interest in loss	—	11	24	63	211	182	138

Loss from continuing operations	(351)	(1,429)	(9,376)	(9,621)	(15,148)	(4,720)	(3,148)
Income/(loss) from discontinued operations	(378)	234	539	(1,291)	(778)	(27,874)	(2,783)
Gain on sale of hotel property	2,602	—	15,008	—	—	—	—

Net income (loss)	$1,873	$(1,195)	$6,171	$(10,912)	$(15,926)	$(32,594)	$(5,931)

Balance Sheet Data:
Property and equipment, net	$129,959		$130,729	$126,808	$132,628	$136,415	$141,835
Assets related to discontinued operations	3,906		9,003	42,811	45,417	48,008	73,773
Cash and cash equivalents	5,227		5,417	4,090	2,304	1,523	2,438
Total assets	155,326		154,060	188,703	192,459	202,909	233,912
Mortgages payable	129,607		129,866	139,790	139,790	139,790	139,790
Liabilities related to discontinued operations	78		4,343	44,714	45,103	45,234	43,222
Total liabilities	139,379		141,377	191,998	192,702	190,742	186,671
Members’ equity/(deficit)	15,946		12,684	(3,319)	(330)	11,869	46,789

UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL INFORMATION

Capital Lodging was formed in April 2004 as a Maryland real estate investment trust. We intend to qualify as a REIT for federal income tax purposes upon consummation of this offering. As part of the formation transactions, AP/APH Ventures, which owns indirectly 100% of each of the hotels being contributed by it to us, will be receiving our common shares and cash for the repayment of debt in connection with this offering. AP/APH Ventures will be our only security holder to have held substantive interests in underlying hotels that make up our post-offering assets. As a result, the formation transactions are reflected as a reorganization of entities under common control.

The unaudited pro forma consolidated financial information of Capital Lodging as of and for the three months ended March 31, 2004 and for the three months ended March 31, 2003, and for the year ended December 31, 2003, assumes completion of this offering, the formation transactions, anticipated refinancings related to the formation transactions and borrowings under our secured acquisition loan that we will obtain concurrently with the completion of the offering, the repayment of certain indebtedness and the assumption of certain indebtedness.

The following unaudited pro forma consolidated financial information sets forth:

•	the historical financial information as of and for the three months ended March 31, 2004 and March 31, 2003, and for the year ended December 31, 2003, derived from our predecessor’s audited financial statements for the year ended December 31, 2003 and from our predecessor’s unaudited financial statements for the three months ended March 31, 2004 and March 31, 2003;

•	the historical financial information as of and for the three months ended April 30, 2004 and April 30, 2003 and for the year ended January 31, 2004, derived from Crown’s audited financial statements for the year ended January 31, 2004 and from Crown’s unaudited financial statements for the three months ended April 30, 2004 and April 30, 2003;

•	the historical financial information as of and for the three months ended March 31, 2004 and March 31, 2003, and for the year ended December 31, 2003, derived from Hotel Ventures’ audited financial statements for the year ended December 31, 2003 and from Hotel Ventures’ unaudited financial statements for the three months ended March 31, 2004 and March 31, 2003;

•	adjustments to give effect to the removal of hotel assets not being contributed by our predecessor;

•	adjustments to give effect to the elimination of the assets and liabilities from Crown and Hotel Ventures that are not being purchased as part of the formation transactions; and

•	adjustments to give effect to this offering and the refinancings related to, and preliminary allocation of purchase price to, the formation transactions.

You should read the information below along with all other financial information and analysis presented in this prospectus, including the sections captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our predecessor’s, Crown’s and Hotel Ventures’ historical financial statements and related notes included elsewhere in this prospectus. The unaudited pro forma consolidated financial information is presented for information purposes only, and we do not expect that this information will reflect our future results of operations or financial position. The unaudited pro forma adjustments and eliminations are based on available information and upon assumptions that we believe are reasonable. The unaudited pro forma financial information assumes that the formation transactions and this offering were completed as of March 31, 2004 for purposes of the unaudited pro forma consolidated balance sheet and as of January 1, 2003 for purposes of the unaudited pro forma consolidated statements of operations.

Unaudited Pro Forma Consolidated Balance Sheet

as of March 31, 2004

(in thousands)

	AP/APH Ventures Historical March 31, 2004	Removal of the AP/APH Ventures Hotel Assets Not Being Contributed and the Effect of the Contribution of the Six AP/APH Ventures Hotel Assets		AP/APH Ventures Assets and Liabilities Being Contributed	Crown Historical April 30, 2004	Effect of the Acquisition of the 22 Crown Hotel Assets and Liabilities and Removal of the Crown Assets and Liabilities that are not Part of the Acquisition		Crown Assets and Liabilities Being Acquired	Hotel Ventures Partnership Historical March 31, 2004	Effect of the Acquisition of the Six Hotel Ventures Assets and Liabilities and the Removal of the Assets and Liabilities that are not Part of the Acquisition		Hotel Ventures Assets and Liabilities Being Acquired	Total of Assets and Liabilities Being Acquired and Contributed as Part of the Formation Transactions	Proceeds of the Offering		Proceeds of the Refinancing Transactions		The Company Pro Forma March 31, 2004
Assets
Property and equipment	$181,353	$(21,599	)(A)		$242,268	$(35,353	)(H)		$68,232	$(100	)(J)
						57,310	(I(i))			17,617	(K(ii))
				159,754		(109,085	)(B)	$155,140		(20,401	)(B)	$65,348	$380,242	—		—		$380,242
Less accumulated depreciation	(51,394)	6,129	(A)		(130,790)	21,705	(H)		(20,401)
				(45,265)		109,085	(B)	—		20,401	(B)	—	(45,265)	—		—		(45,265)

Net property and equipment	129,959	(15,470)		114,489	111,478	43,662		155,140	47,831	17,517		65,348	334,977	—		—		334,977
Assets related to discontinued operations	3,906	(3,906	)(C)(D)	—	—	—		—	—	—		—	—	—		—		—
Cash and cash equivalents	5,227	(182	)(A)		2,955	(2,669	)(H)		2,349	(959	)(J)		—	—		—
														$236,741	(L)	$97,430	(N)
				5,045				286				1,390	6,721	(236,741	)(M)	(77,048	)(M)	27,103
Restricted cash	7,897	837	(A)		4,965	(4,965	)(H)		2,294	(566	)(J)
		(8,734	)(E)	—				—				1,728	1,728					1,728
Accounts receivables, net	4,653	(205	)(A)		3,294	(1,399	)(H)		1,177	(1	)(J)		—	—		—
		(2,256	)(E)	2,192				1,895				1,176	5,263	—		—		5,263
Other assets	3,008	(282	)(A)		2,289	(1,260	)(H)		443	(1	)(J)
		(1,577	)(E)	1,149				1,029				442	2,620	—		—		2,620
Deferred charges	676	—			1,376	(1,376	)(H)		914	(914	)(J)
		(676	)(E)	—				—		446	(K(iii))	446	446	—		2,570	(N)	3,016
Franchise contracts, net	—	59	(G)		671	(671	)(H)		291	(291	)(J)
				59		1,486	(I(iv))	1,486		762	(K(iii))	762	2,307	—		—		2,307
Goodwill	—	—		—	45	(45	)(H)	—	—	—		—	—	—		—		—
Receivables from affiliates	—	—		—	—	—		—	512	(512	)(J)	—	—	—		—		—

TOTAL	$155,326	$(32,392)		$122,934	$127,073	$32,763		$159,836	$55,811	$15,481		$71,292	$354,062	$—		$22,952		$377,014

Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2004 (continued)

(in thousands)

	AP/APH Ventures Historical March 31, 2004	Removal of the AP/APH Ventures Hotel Assets Not Being Contributed and the Effect of the Contribution of the Six AP/APH Ventures Hotel Assets		AP/APH Ventures Assets and Liabilities Being Contributed	Crown Historical April 30, 2004	Effect of the Acquisition of the 22 Crown Assets and Liabilities and Removal of the Crown Assets and Liabilities that are not Part of the Acquisition		Crown Assets and Liabilities Being Acquired	Hotel Ventures Historical March 31, 2004	Effect of the Acquisition of the Six Hotel Ventures Assets and Liabilities and the Removal of the Assets and Liabilities that are not Part of the Acquisition		Hotel Ventures Assets and Liabilities Being Acquired	Total of Assets and Liabilities Being Acquired and Contributed as Part of the Formation Transactions	Proceeds of the Offering		Proceeds of the Refinancing Transactions		The Company Pro Forma March 31, 2004
LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Mortgages payable	$129,607	$(15,607	)(A)		$140,717	$(140,717	)(I(v))		$44,578	$—
				$114,000				$—				$44,578	$158,578	$(114,000	)(M)	$100,000	(N)	$144,578
Liabilities related to discontinued operations	78	(78	)(C)(D)	—	—	—		—	—	—		—	—	—		—		—
Acquisition liability	—	59	(G)		—	2,213	(R)		—	827	(K(iii))
						150,113	(I(ii))			22,317	(K(i))
						1,661	(I(vi))			739	(K(v))

				59				153,987				23,883	177,929	(100,881	)(M)	(77,048	)(M)	—
Accounts payable—trade	4,042	1,422	(A)	5,464	2,177	(899	)(H)	1,278	783	(5	)(J)	778	7,520	—		—		7,520
Accrued compensation and benefits	1,198	(187	)(A)		3,193	(3,193	)(H)		—	—
				1,011		3,752	(I(iii))	3,752				—	4,763					4,763
Accrued interest and other	3,656	(286	)(A)		4,964	(4,964	)(H)		1,970	(28	)(J)
		(840	)(E)	2,530				—				1,942	4,472	—		—		4,472
Advance deposits	798	(13	)(A)	785	819	—		819	111	—		111	1,715	—		—		1,715
Deferred liabilities	—	—		—	6,441	(6,441	)(H)	—	2,475	(2,475	)(J)	—	—	—		—		—
Dividend payable	—	21,860	(P)	21,860	—	—		—	—	—		—	21,860	(21,860	)(M)	—		—
Payables to affiliates	—	—		—	3,582	(3,582	)(H)	—	—	—		—	—	—		—		—

Total liabilities	139,379	6,330		145,709	161,893	(2,057)		159,836	49,917	21,375		71,292	376,837	(236,741)		22,952		163,048
MINORITY INTEREST	—	—		—	—	—		—	—	—		—	—	—		—		—
Members’ and Shareholders’ Equity(O):
Members’ capital	78,658	(32,067	)(A)(C)(D)		—	—			6,108	(836	)(J)
		(46,591	)(Q)	—				—		(5,272	)(Q)	—	—	—		—		—
Distributions to members	—	—		—	—	—		—	—	—		—	—	—		—		—
Common stock	—	—		—	1	(1	)(H)	—	—	—		—	—	22	(L)	—		22	(L)
Paid-in capital	—	(14,026	)(E)		53,214	(6,953	)(H)		—	—
		46,591	(Q)			140,717	(I(v))			2,884	(K(iv))
				32,565		(186,978	)(Q)	—		(2,884	)(Q)	—	32,565	236,719	(L)	—		269,284
Retained earnings/ (accumulated deficit)	(62,711)	29,231	(A)(C)(D)		(88,035)	—			(214)	—
		(21,860	)(P)
				(55,340)		88,035	(Q)	—		214	(Q)	—	(55,340)	—		—		(55,340)

Total liabilities and members’ equity	$155,326	$(32,392)		$122,934	$127,073	$32,763		$159,836	$55,811	$15,481		$71,292	$354,062	$—		$22,952		$377,014

Notes to Unaudited Pro Forma Consolidated Balance Sheet

as of March 31, 2004

(A)	Reflects the spin-off of the Stoneleigh Hotel in Dallas, Texas, which is not being contributed to us by AP/APH Ventures. Reflects the elimination of the assets associated with the Stoneleigh Hotel, including cash of $0.2 million, liabilities, including debt, of approximately $15.6 million, and the equity of the hotel.

(B)	Reflects the elimination of the historical accumulated depreciation and amortization for the Crown and Hotel Ventures hotels.

(C)	Reflects the elimination of remaining assets, liabilities and equity related to the discontinued operations of the Radisson hotel in Cincinnati, Ohio, which was sold by AP/APH Ventures in February 2004, and is not being contributed in the formation transactions.

(D)	Reflects the elimination of remaining assets, liabilities and equity related to the discontinued operations of the Hyatt hotel in Savannah, Georgia, which was sold by AP/APH Ventures on December 30, 2003, and is not being contributed in the formation transactions.

(E)	Reflects the elimination of the AP/APH Ventures working capital and deferred charges not being contributed to us as part of the formation transactions.

(G)	Reflects the costs for the transfer of the franchise agreements for the six AP/APH Ventures hotels being contributed to us in the formation transactions.

(H)	Reflects the elimination of the assets, liabilities and equity related to the five Crown hotels and the other Crown non-hotel business units that we are not purchasing as part of the formation transactions.

(I)	Reflects the purchase of 22 hotels from Crown including:

(i)	Preliminary allocation of purchase price to assets and liabilities acquired, including land, building, furniture, fixtures and equipment.

(ii)	Payment of the cash portion of the purchase price to Crown, plus the purchase of working capital items.

(iii)	Assumption of Crown’s liability for severance payments not reflected in the historical financial statements of Crown.

(iv)	Allocation of a portion of the purchase price to franchise agreements, inclusive of additional fees paid to franchisors.

(v)	Adjustment to equity and to long-term debt reflecting the prepayment by Crown of their historical debt on or before the completion of the formation transactions.

(vi)	Payments made for costs related to the acquisition of 22 hotels from Crown.

The following table outlines the components of the purchase price, the asset classes and the associated useful lives.

Allocation of Purchase Price (in thousands)
Purchase price per purchase and sale agreement	$146,000
Capital expenditure agreement	3,000
Acquisition costs	1,661
Breakage fee and franchise cost	2,213
Severance liability assumed	3,752
Less amount allocated to franchise asset	(1,486)

Purchase price allocated to property and equipment	$155,140

		Useful Life
Land	$31,028	N/A
Building	108,598	39 years
Furniture, fixtures and equipment	15,514	5-10 years

Total	$155,140

(J)	Reflects the elimination of the assets, liabilities and equity of the Hotel Ventures partnership that are not part of the hotel assets we are purchasing as part of the formation transactions.

(K)	Reflects the purchase of six hotels from Hotel Ventures including:

(i)	Payment of the cash portion of the purchase price to Hotel Ventures, plus the purchase of working capital items.

(ii)	Preliminary allocation of purchase price to assets and liabilities acquired, including land, building, furniture, fixtures and equipment.

(iii)	Payment of a fee to lenders of Hotel Ventures’ long-term debt as a result of our assumption of the Hotel Ventures debt, payment of fees to franchisors in connection with transfer of the franchise agreements, associated deferred financing costs and the allocation of a portion of the purchase price to franchise agreements.

(iv)	Reduction of equity related to the acquired working capital reflected in Hotel Ventures’ historical balance sheet.

(v)	Payments made for costs related to the acquisition of six hotels from Hotel Ventures.

The following table outlines the components of the purchase price, the asset classes and the associated useful lives.

Allocation of Purchase Price (in thousands)
Purchase price per purchase and sale agreement	$20,412
Debt assumed	44,578
Acquisition costs	739
Franchise costs	381
Less amount allocated to franchise asset	(762)

Purchase price allocated to property and equipment	$65,348

		Useful Life
Land	$13,070	N/A
Building	45,744	39 years
Furniture, fixtures and equipment	6,534	5-10 years

Total	$65,348

(L)	Reflects the receipt of net proceeds from the issuance of common shares in this offering of $236.7 million, of which $21,607 is being recorded as stated capital and the balance as paid-in capital. The total shares recorded include 1,000 shares issued to the initial shareholder, 19.9 million shares sold to the public, 1.6 million shares issued to AP/APH Ventures in return for its contribution of the contributed hotels and 130,383 shares awarded as restricted shares. Paid-in capital is net of the underwriters’ discounts and commissions and financial advisory fees, plus the offering expenses.

(M)	Reflects the application of the net proceeds from this offering and from the refinancing transactions to retire the AP/APH debt associated with the six hotels being contributed to us, the acquisition liability, and to pay the dividend payable.

(N)	Reflects the application of the proceeds of a $100 million secured acquisition loan we expect to enter into upon completion of the formation transactions and the expected associated financing costs of $2.5 million related to this loan and the revolving credit facility.

(O)	The pro forma equity is less than the assumed equity raised for purposes of our pro forma financial statements, as our predecessor’s assets and liabilities are required by GAAP to be transferred at their historical cost.

(P)	Reflects payments made to retire AP/APH Ventures’ debt relating to the Stoneleigh Hotel in the amount of $15.6 million and to another hotel in the amount of $6.3 million, which are not being contributed to us in the formation transactions. These payments are accounted for as a distribution and are recorded as dividends payable to the members of AP/APH Ventures and subsequently paid with the proceeds of this offering.

(Q)	Reflects the reclassification of the remaining members’ capital to additional paid-in capital.

(R)	Reflects the payment of the breakage cost on the prepayment of the Crown’s long-term debt (allocated to fixed assets), and the fees paid to franchisors for transfer of the franchise agreements.

Unaudited Pro Forma Consolidated Statement of Operations

for the three months ended March 31, 2004

(in thousands)

	AP/APH Ventures Historical Three Months Ended March 31, 2004		Removal of the AP/APH Ventures Hotel Assets Not Being Contributed and the Effect of the Contribution of the Six AP/APH Ventures Hotel Assets to Capital Lodging		AP/APH Ventures Assets Being Contributed	Crown Historical Three Months Ended April 30, 2004	Removal of the Crown Assets Not Being Contributed		Crown Assets Being Acquired	Hotel Ventures Limited Partnership Historical Three Months Ended March 31, 2004	Removal of the Hotel Ventures Assets Not Being Contributed		Hotel Ventures Assets Being Acquired	Total of the Hotel Assets Being Acquired and Contributed as Part of the Formation Transactions	Effect of the Offering		Effect of the Refinancing Transactions		The Company Pro Forma Three Months Ended March 31, 2004
			(A)				(D)				(G)
REVENUES:
Rooms		$10,852	$(836)		$10,016	$15,996	$(2,103)		$13,893	$5,248	$—		$5,248	$29,157	$—		$—		$29,157
Food and beverage		4,793	(306)		4,487	5,372	(680)		4,692	2,076	—		2,076	11,255	—		—		11,255
Other		522	(36)		486	721	(122)		599	209	(55)		154	1,239	—		—		1,239

Total revenues		16,167	(1,178)		14,989	22,089	(2,905)		19,184	7,533	(55)		7,478	41,651	—		—		41,651
OPERATING COSTS AND EXPENSES:
Rooms		2,527	(193)		2,334	3,792	(534)		3,258	1,363	—		1,363	6,955	—		—		6,955
Food and beverage		3,205	(220)		2,985	4,369	(618)		3,751	1,814	—		1,814	8,550	—		—		8,550
Other departmental expenses		330	(30)		300	—	369		369	100	—		100	769	—		—		769
Administrative and general		1,421	(122)		1,299	2,655	(679)		1,976	771	(89)		682	3,957	—		—		3,957
Marketing and franchise costs		1,635	(142)		1,493	2,839	(433)		2,406	899	—		899	4,798	—		—		4,798
Property occupancy costs		2,825	(250)		2,575	3,963	(717)		3,246	1,141	(29)		1,112	6,933	—		—		6,933
Depreciation and amortization		1,768	(152)			2,757	(2,757	)(B)		759	(759	)(B)
					1,616		1,222	(B)	1,222		551	(B)	551	3,389	—		—		3,389
Management fees		378	(24)		354	67	509	(E)	576	150	75		225	1,155	12	(J)	—		1,167
Corporate overhead		166	—			2,201	(576	)(E)		—	—						—
					166		(813	)(E)	812				—	978	257	(K)	—		1,235
Impairment losses on hotel properties		—	—		—	1,532	(1,532)		—	—	—		—	—	—		—		—

Total operating costs and expenses		14,255	(1,133)		13,122	24,175	(6,559)		17,616	6,997	(251)		6,746	37,484	269		—		37,753

Operating income (loss)		1,912	(45)		1,867	(2,086)	3,654		1,568	536	196		732	4,167	(269)		—		3,898
Interest (income)		—	—		—	—	—		—	(59)	59		—	—	—		—		—
Interest expense		2,263	(2,263	)(C)	—	3,138	(3,138	)(F)	—	809	(24)		785	785			2,222	(I)	3,007
			—		—	—	—		—	—	—		—	—			—

Income (loss) before income tax expense, minority interests and discontinued operations		(351)	2,218		1,867	(5,224)	6,792		1,568	(214)	161		(53)	3,382	(269)		(2,222)		891
Income tax provision (expense)		—	—		—	(5)	5		—	—	—		—	—	(544	)(H)	—		(544)
Minority interest income		—	—		—	—	—		—	—			—	—	—		—		—

Income (loss) from continuing operations		$(351)	$2,218		$1,867	$(5,229)	$6,797		$1,568	$(214)	$161		$(53)	$3,382	$(813)		$(2,222)		$347

Income per share from continuing operations:
Basic and diluted	$
Common shares outstanding
Basic																			$0.02	(L)

Diluted																			21,581

																			21,654

Notes to Unaudited Pro Forma Consolidated Statement of Operations

for the three months ended March 31, 2004

(A)	Reflects the spin-off of the Stoneleigh Hotel in Dallas, Texas, which is not being contributed to us by AP/APH Ventures, and the elimination of the revenue and expenses from the consolidated historical income statement. The Stoneleigh’s revenues and expenses are maintained separately from the rest of AP/APH Ventures and are clearly distinguished operationally from the rest of AP/APH Ventures.

(B)	Reflects an adjustment to depreciation and amortization expense based on the new allocated values for Crown and Hotel Ventures. AP/APH Ventures will continue to use the same depreciation policies and utilize the same estimates as were used by management in the historical consolidated financial statements.

(C)	Reflects the elimination of interest expense related to the AP/APH Ventures’ debt that will be repaid in connection with the formation transactions.

(D)	Reflects the elimination of revenue and expenses related to the five Crown hotels and the other Crown non-hotel business units that we are not purchasing as part of the formation transactions.

(E)	Reflects our continuing corporate overhead, which will be less than that of the predecessor combined with Crown and Hotel Ventures. We have adjusted the overhead expenses for Crown which, after adjustment and when combined with the historical corporate overhead of the predecessor, will equate to the salaries and benefits, along with the corporate general and administrative cost we require to support our operations. Our pro forma corporate overhead is based on a detailed budget which includes $526,000 in salaries, wages, bonuses, payroll taxes and health and welfare benefits for our corporate office employees. Of this amount, $326,000 represents the amount related to individuals with whom we have employment contracts, or to whom we have made offers of employment that, if accepted, will be effective upon the completion of this offering. The remaining $200,000 is budgeted for positions we intend to hire immediately upon completion of this offering. Additionally, our corporate overhead includes $126,000 for administrative and general cost, including travel and office rent, plus legal, accounting, audit and public company costs of $326,000. No adjustment was made to Hotel Ventures, as it had no historical corporate overhead expense.

(F)	Reflects the elimination of interest expense related to the Crown debt that is to be repaid by Crown.

(G)	Reflects the elimination of the partnership (non-hotel) related revenues and expenses of Hotel Ventures that we are not purchasing in the formation transactions.

(H)	Reflects the $0.5 million adjustment for estimated income tax expense, which was estimated by applying an assumed combined federal and state rate of 40% to the estimated pre-tax earnings of our taxable REIT subsidiaries (TRS).

(I)	Reflects additional interest expense and amortization for the $100 million secured acquisition loan we expect to incur upon completion of the formation transactions. Interest is calculated at 350 basis points over LIBOR. Pursuant to the terms of the loan, however, we will be required to purchase an interest rate cap. Additionally, we intend to enter into an interest rate swap and will effectively fix our interest expense at 7.5% for the three year term of the loan.

(J)	Upon completion of this offering Prism will receive 15,385 restricted shares which will vest 20% in 2006, 30% in 2007 and 50% in 2008. We have included the related expense in accordance with FASB Statement No. 123.

(K)

Upon the completion of this offering, our executive officers and Trustees will receive grants of restricted shares and options. We have included the related expense in accordance with FASB Statement No. 123, recognizing as compensation the expense related to the restricted shares that vest during the pro forma period presented. Our Trustees and our executive officers will receive in the aggregate 9,228 and 105,770 restricted shares, respectively, upon completion of this offering. The shares issued to Trustees will vest at the completion of this offering and are included in compensation expense in this unaudited pro forma consolidated statement of operations. The executive officers’ shares will vest 18% at December 31, 2004, and 82% at December 31, 2005 and are included in compensation expense each quarter ratably until fully vested. In addition, our executive officers and Trustees will receive upon completion of this offering options to purchase an aggregate of 250,000 and 30,000 common shares, respectively. The options to our executive officers representing incentive stock options for 57,693 shares and the options to our Trustees will vest in three equal annual installments beginning on the first anniversary of the date of grant. The remainder of the options representing non-qualified stock options will vest in full on the third anniversary of the date of grant. These options will have an exercise price equivalent to the initial public offering price. We have included the expense related to these options in accordance with FASB Statement No. 123, recognizing as compensation expense the options that vest during the pro forma period presented.

(L)	Income Per Share from Continuing Operations Calculation—The following table calculates the basic and diluted income per share from continuing operations:

	Basic	Diluted
	(in thousands)
Restricted shares	105	105
Primary shares sold to public	19,879	19,879
Shares held by AP/APH Ventures and the initial shareholder	1,597	1,597

Basic shares outstanding at March 31, 2004	21,581	21,581
Additional restricted shares		73

Diluted shares outstanding at March 31, 2004		21,654
Income from continuing operations at March 31, 2004	$347	$347

Income per share from continuing operations at March 31, 2004—basic and diluted	$0.02	$0.02

The shares held by AP/APH Ventures represent those shares received immediately following the offering in exchange for the contribution of the six contributed hotels.

Unaudited Pro Forma Consolidated Statement of Operations

for the three months ended March 31, 2003

(in thousands)

	AP/APH Ventures Historical Three Months Ended March 31, 2003	Removal of the AP/APH Ventures LLC Hotel Assets Not Being Contributed and the Effect of the Contribution of the Six AP/ APH Ventures Hotel Assets to Capital Lodging		AP/APH Ventures Assets Being Contributed	Crown Historical Three Months Ended April 30, 2003	Removal of the Crown Assets Not Being Contributed		Crown Assets Being Acquired	Hotel Ventures Limited Partnership Historical Three Months Ended March 31, 2003	Removal of the Hotel Ventures Assets Not Being Contributed		Hotel Ventures Assets Being Acquired	Total of the Hotel Assets Being Acquired and Contributed as Part of the Formation Transactions	Effect of the Offering		Effect of the Refinancing Transactions		The Company Pro Forma Three Months Ended March 31, 2003
		(A)				(D)				(G)
REVENUES:
Rooms	$9,711	$(680)		$9,031	$15,442	$(2,148)		$13,294	$5,185	$—		$5,185	$27,510	$—		$—		$27,510
Food and beverage	4,482	(374)		4,108	5,136	(617)		4,519	1,974	—		1,974	10,601	—		—		10,601
Other	460	(28)		432	774	(161)		613	220	(53)		167	1,212	—		—		1,212

Total revenues	14,653	(1,082)		13,571	21,352	(2,926)		18,426	7,379	(53)		7,326	39,323	—		—		39,323
OPERATING COSTS AND EXPENSES:
Rooms	2,268	(159)		2,109	3,952	(571)		3,381	1,390	—		1,390	6,880	—		—		6,880
Food and beverage	3,021	(264)		2,757	4,331	(565)		3,766	1,729	—		1,729	8,252	—		—		8,252
Other departmental expenses	315	(27)		288	—	365		365	122	—		122	775	—		—		775
Administrative and general	1,273	(133)		1,140	2,641	(666)		1,975	833	(91)		742	3,857	—		—		3,857
Marketing and franchise costs	1,528	(129)		1,399	2,691	(426)		2,265	891	—		891	4,555	—		—		4,555
Property occupancy costs	2,683	(250)		2,433	4,064	(707)		3,357	1,140	—		1,140	6,930	—		—		6,930
Depreciation and amortization	2,262	(317)			2,443	(2,443	)(B)		706	(706	)(B)
				1,945		1,222	(B)	1,222		551	(B)	551	3,718	—		—		3,718
Management fees	342	(22)		320	65	488	(E)	553	148	75		223	1,096	12	(J)	—		1,108
Corporate overhead	106	—			1,658	(553	)(E)		—	—
				106		(233	)(E)	872		—		—	978	545	(K)	—		1,523
Impairment losses on hotel properties	—	—		—	—	—		—	—	—		—	—	—		—		—

Total operating costs and expenses	13,798	(1,301)		12,497	21,845	(4,089)		17,756	6,959	(171)		6,788	37,041	557		—		37,598

Operating income (loss)	855	219		1,074	(493)	1,163		670	420	118		538	2,282	(557)		—		1,725
Interest (income)	—	—		—	—	—		—	(10)	5		(5)	(5)	—		—		(5)
Interest expense	2,295	(2,295	)(C)	—	3,172	(3,172	)(F)	—	532	(32)		500	500	—		2,222	(I)	2,722
		—		—	—	—		—	—	—		—	—	—		—		—

Income (loss) before income tax expense, minority interests and discontinued operations	(1,440)	2,514		1,074	(3,665)	4,335		670	(102)	145		43	1,787	(557)		(2,222)		(992)
Income tax provision (expense)	—	—		—	—	—		—	—	—		—	—	(191	)(H)	—		(191)
Minority interest income	11	(11)		—	—	—		—	—			—	—	—		—		—

Income (loss) from continuing operations	$(1,429)	$2,503		$1,074	$(3,665)	$4,335		$670	$(102)	$145		$43	$1,787	$(748)		$(2,222)		$(1,183)

Loss per share from continuing operations:
Basic and diluted																		$(0.05	)(L)

Common shares outstanding:
Basic																		21,512

Diluted																		21,527

Notes to Unaudited Pro Forma Consolidated Statement of Operations

for the three months ended March 31, 2003

(A)	Reflects the spin-off of the Stoneleigh Hotel in Dallas, Texas, which is not being contributed to us by AP/APH Ventures and the elimination of the revenue and expenses from the consolidated historical income statement. The Stoneleigh’s revenues and expenses are maintained separately from the rest of AP/APH Ventures and are closely distinguished operationally from the rest of AP/APH Ventures.

(B)	Reflects an adjustment to depreciation and amortization expense based on the new allocated values for Crown and Hotel Ventures. AP/APH Ventures will continue to use the same depreciation policies and utilize the same estimates as were used by management in the historical consolidated financial statements.

(C)	Reflects the elimination of interest expense related to the AP/APH Ventures’ debt that will be repaid in connection with the formation transactions.

(D)	Reflects the elimination of revenue and expenses related to the five Crown hotels and the other Crown non-hotel business units that we are not purchasing as part of the formation transactions.

(E)	Reflects our continuing corporate overhead, which will be less than that of the predecessor combined with Crown and Hotel Ventures. We have adjusted the overhead expenses for Crown which, after adjustment and when combined with the historical corporate overhead of the predecessor, will equate to the salaries and benefits, along with the corporate general and administrative cost we require to support our operations. Our pro forma corporate overhead is based on a detailed budget which includes $526,000 in salaries, wages, bonuses, payroll taxes and health and welfare benefits for our corporate office employees. Of this amount, $326,000 represents the amount related to individuals with whom we have employment contracts, or to whom we have made offers of employment that, if accepted, will be effective upon the completion of this offering. The remaining $200,000 is budgeted for positions we intend to hire immediately upon completion of this offering. Additionally, our corporate overhead includes $126,000 for administrative and general cost, including travel and office rent, plus legal, accounting, audit and public company costs of $326,000. No adjustment was made to Hotel Ventures, as it had no historical corporate overhead expense.

(F)	Reflects the elimination of interest expense related to the Crown debt that is to be repaid by Crown.

(G)	Reflects the elimination of the partnership (non-hotel) related revenues and expenses of Hotel Ventures that we are not purchasing in the formation transactions.

(H)	Reflects the $0.2 million adjustment for estimated income tax expense, which was estimated by applying an assumed combined federal and state rate of 40% to the estimated pre-tax earnings of our taxable REIT subsidiaries (TRS). While we have a provision for income taxes for book purposes, we expect that our federal taxes will be deferred in our first year of operation.

(I)	Reflects additional interest expense and amortization for the $100 million secured acquisition loan we expect to incur upon completion of the formation transactions. Interest is calculated at 350 basis points over LIBOR. Pursuant to the terms of the loan, however, we will be required to purchase an interest rate cap. Additionally, we intend to enter into an interest rate swap and will effectively fix our interest expense at 7.5% for the three year term of the loan.

(J)	Upon completion of this offering Prism will receive 15,385 restricted shares which will vest 20% in 2006, 30% in 2007 and 50% in 2008. We have included the related expense in accordance with FASB Statement No. 123.

(K)

Upon the completion of this offering, our executive officers and Trustees will receive grants of restricted shares and options. We have included the related expense in accordance with FASB Statement No. 123, recognizing as compensation the expense related to the restricted shares that vest during the pro forma period presented. Our Trustees and executive officers will receive in the aggregate 9,228 and 105,770 restricted shares, respectively, upon completion of this offering. The shares issued to Trustees will vest at the completion of this offering and are included in compensation expense in this unaudited pro forma consolidated statement of operations. The executive officers’ shares will vest 18% at December 31, 2004, and 82% at December 31, 2005 and are included in compensation expense each quarter ratably until fully vested. In addition, our executive officers and Trustees will receive upon completion of this offering options to purchase an aggregate of 250,000 and 30,000 common shares, respectively. The options to our executive officers representing incentive stock options for 57,693 shares and the options to our Trustees will vest in three equal annual installments beginning on the first anniversary of the date of grant. The remainder of the options representing non-qualified stock options will vest in full on the third anniversary of the date of grant. These options will have an exercise price equivalent to the initial public offering price. We have included the expense related to these options in accordance with FASB Statement No. 123, recognizing as compensation expense the options that vest during the pro forma period presented.

(L)	Loss Per Share from Continuing Operations Calculation—The following table calculates the basic and diluted loss per share from continuing operations:

	Basic	Diluted
	(in thousands)
Restricted shares	36	36
Primary shares sold to public	19,879	19,879
Shares held by AP/APH Ventures and the initial shareholder	1,597	1,597

Basic shares outstanding at March 31, 2003	21,512	21,512
Additional restricted shares		15

Diluted shares outstanding at March 31, 2004		21,527
Loss from continuing operations at March 31, 2003	$(1,183)	$(1,183)

Loss per share from continuing operations at March 31, 2003—basic and diluted	$(0.05)	$(0.05)

The shares held by AP/APH Ventures represent those shares received immediately following the offering in exchange for the contribution of the six contributed hotels.

Unaudited Pro Forma Consolidated Statement of Operations

for the year ended December 31, 2003

(in thousands)

	AP/APH Ventures Historical Year Ended December 31, 2003	Removal of the AP/APH Ventures Hotel Assets Not Being Contributed and the Effect of the Contribution of the Six AP/APH Ventures Hotel Assets Capital Lodging		AP/APH Ventures Assets Being Contributed	Crown Historical Year Ended January 31, 2004	Removal of the Crown Assets Not Being Contributed		Crown Assets Being Acquired	Hotel Ventures Limited Partnership Historical Year Ended December 31, 2003	Removal of the Hotel Ventures Assets Not Being Contributed		Hotel Ventures Assets Being Acquired	Total of the Hotel Assets Being Acquired and Contributed as Part of the Formation Transactions	Effect of the Offering		Effect of the Refinancing Transactions		The Company Pro Forma Year Ended December 31, 2003
		(A)				(D)				(G)
REVENUES:
Rooms	$38,256	$(2,599)		$35,657	$66,060	$(8,905)		$57,155	$23,191	$—		$23,191	$116,003	$—		$—		$116,003
Food and beverage	15,896	(1,326)		14,570	21,626	(2,778)		18,848	8,602	—		8,602	42,020	—		—		42,020
Other	2,037	(110)		1,927	3,644	(934)		2,710	986	(210)		776	5,413	—		—		5,413

Total revenues	56,189	(4,035)		52,154	91,330	(12,617)		78,713	32,779	(210)		32,569	163,436	—		—		163,436

OPERATING COSTS AND EXPENSES:
Rooms	9,804	(668)		9,136	16,531	(2,354)		14,177	5,712			5,712	29,025	—		—		29,025
Food and beverage	11,936	(981)		10,955	18,223	(2,505)		15,718	7,218	—		7,218	33,891	—		—		33,891
Other departmental expenses	1,328	(98)		1,230	606	(91)		515	501	—		501	2,246	—		—		2,246
Administrative and general	5,229	(523)		4,706	10,003	(2,597)		7,406	3,205	(321)		2,884	14,996	—		—		14,996
Marketing and franchise costs	6,590	(498)		6,092	11,124	(1,776)		9,348	3,693	—		3,693	19,133	—		—		19,133
Property occupancy costs	11,086	(1,216)		9,870	16,251	(2,905)		13,346	4,583	(2)		4,581	27,797	—		—		27,797
Depreciation and amortization	8,309	(1,068)			11,176	(11,176	)(B)	—	2,867	(2,867	)(B)	—
				7,241	—	4,890	(B)	4,890	—	2,204	(B)	2,204	14,336			—		14,336
Management fees	1,431	(81)		1,350	264	2,097	(E)	2,361	633	300		933	4,644	48	(J)	—		4,692
Corporate overhead	574	—		574	4,378	(2,361	)(E)		—	—
						1,322	(E)	3,339		—		—	3,913	1,470	(K)	—		5,383
Impairment losses on hotel properties	—	—		—	694	(694)		—	—	—		—	—	—		—		—

Total operating costs and expenses	56,287	(5,133)		51,154	89,250	(18,150)		71,100	28,412	(686)		27,726	149,981	1,518		—		151,499

Operating income (loss)	(98)	1,098		1,000	2,080	5,533		7,613	4,367	476		4,843	13,455	(1,518)		—		11,937
	—				—	—			—	—
Interest (income)	—	—		—	—	—		—	(50)	38		(12)	(12)	—		—		(12)
Interest expense	9,302	(9,302	)(C)	—	12,861	(12,861	)(F)	—	3,305	(542)		2,763	2,763	—		9,266	(I)	12,029

Income (loss) before income tax expense, minority interests and discontinued operations	(9,400)	10,400		1,000	(10,781)	18,394		7,613	1,112	980		2,092	10,704	(1,518)		(1,518)		80
					—	—			—	—
Income tax provision (expense)	—	—		—	(13)	13		—	—	—		—	—	(763	)(H)	—		(763)
Minority interest income	24	(24)		—	—	—		—	—	—		—	—					—

Income (loss) from continuing operations	$(9,376)	$10,376		$1,000	$(10,794)	$18,407		$7,613	$1,112	$980		$2,092	$10,704	$(2,281)		$(2,281)		$(843)

Loss per share from continuing operations:
Basic and diluted																		$(0.04	)(L)

Common shares outstanding:
Basic																		21,566

Diluted																		21,639

Notes to Unaudited Pro Forma Consolidated Statement of Operations

for the year ended December 31, 2003

(A)	Reflects the spin-off of the Stoneleigh Hotel in Dallas, Texas, which is not being contributed to us by AP/APH Ventures and the elimination of the revenue and expenses from the consolidated historical income statement. The Stoneleigh’s revenues and expenses are maintained separately from the rest of AP/APH Ventures and are clearly distinguished operationally from the rest of AP/APH Ventures.

(B)	Reflects an adjustment to depreciation and amortization expense based on the new allocated values for Crown and Hotel Ventures. AP/APH Ventures will continue to use the same depreciation policies and utilize the same estimates as were used by management in the historical consolidated financial statements.

(C)	Reflects the elimination of interest expense related to the AP/APH Ventures’ debt that will be repaid in connection with the formation transactions.

(D)	Reflects the elimination of revenue and expenses related to the five Crown hotels and the other Crown non-hotel business units that we are not purchasing as part of the formation transactions.

(E)	Reflects our continuing corporate overhead, which will be less than that of the predecessor combined with Crown and Hotel Ventures. We have adjusted the overhead expenses for Crown which, after adjustment and when combined with the historical corporate overhead of the predecessor, will equate to the salaries and benefits, along with the corporate general and administrative cost we require to support our operations. Our pro forma corporate overhead is based on a detailed budget which includes $2.1 million in salaries, wages, bonuses, payroll taxes and health and welfare benefits for our corporate office employees. Of this amount, $1.3 million represents the amount related to individuals with whom we have employment contracts, or to whom we have made offers of employment that, if accepted, will be effective upon the completion of this offering. The remaining $0.8 million is budgeted for positions we intend to hire immediately upon completion of this offering. Additionally our corporate overhead includes $0.5 million for administrative and general cost, including travel and office rent, plus legal, accounting, audit and public company costs of $1.3 million. No adjustment was made to Hotel Ventures, as it had no historical corporate overhead expense.

(F)	Reflects the elimination of interest expense related to the Crown debt that is to be repaid by Crown.

(G)	Reflects the elimination of the partnership (non-hotel) related revenues and expenses of Hotel Ventures that we are not purchasing in the formation transactions.

(H)	Reflects the $0.8 million adjustment for estimated income tax expense, which was estimated by applying an assumed combined federal and state rate of 40% to the estimated pre-tax earnings of our taxable REIT subsidiaries (TRS). While we have a provision for income taxes for book purposes, we expect that our federal taxes will be deferred in our first year of operation.

(I)	Reflects additional interest expense and amortization for the $100 million secured acquisition loan we will incur upon completion of the formation transactions. Interest is calculated at 350 basis points over LIBOR. Pursuant to the terms of the loan, however, we will be required to purchase an interest rate cap. Additionally, we intend to enter into an interest rate swap and will effectively fix our interest expense at 7.5% for the three year term of the loan.

(J)	Upon completion of this offering Prism will receive 15,385 restricted shares which will vest 20% in 2006, 30% in 2007 and 50% in 2008. We have included the related expense in accordance with FASB Statement No. 123.

(K)

Upon the completion of this offering, our executive officers and Trustees will receive grants of restricted shares and options. We have included the related expense in accordance with FASB Statement No. 123, recognizing as compensation the expense related to the restricted shares that vest during the pro forma period presented. Our Trustees and executive officers will receive in the aggregate 9,228 and 105,770 restricted shares, respectively, upon completion of this offering. The shares issued to Trustees will vest at the completion of this offering and are included in compensation expense in this unaudited pro forma consolidated statement of operations. The executive officers’ shares will vest 18% at December 31, 2004, and 82% at December 31, 2005 and are included in compensation expense each quarter ratably until fully vested. In addition, our executive officers and Trustees will receive upon completion of this offering options to purchase an aggregate of 250,000 and 30,000 common shares, respectively. The options to our executive officers representing incentive stock options for 57,693 shares and the options to our Trustees will vest in three equal annual installments beginning on the first anniversary of the date of grant. The remainder of the options representing non-qualified stock options will vest in full on the third anniversary of the date of grant. These options will have an exercise price equivalent to the initial public offering price. We have included the expense related to these options in accordance with FASB Statement No. 123, recognizing as compensation expense the options that vest during the pro forma period presented.

(L)	Income Per Share from Continuing Operations Calculation—The following table calculates the basic and diluted income per share from continuing operations:

	Basic	Diluted
	(in thousands)
Restricted shares	90	90
Primary shares sold to public	19,879	19,879
Shares held by AP/APH Ventures and the initial shareholder	1,597	1,597

Basic shares outstanding at December 31, 2003	21,566	21,566
Additional restricted shares		73

Diluted shares outstanding at December 31, 2003		21,639
Loss from continuing operations at December 31, 2003	$(843)	$(843)

Loss per share from continuing operations at December 31, 2003—basic and diluted	$(0.04)	$(0.04)

The shares held by AP/APH Ventures represent those shares received immediately following the offering in exchange for the contribution of the six contributed hotels.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with “Selected Financial Information,” “Unaudited Pro Forma Consolidated Financial Information” and our predecessor’s consolidated financial statements and related notes appearing elsewhere in this prospectus.

Overview

We focus on generating sustainable current yield and long-term, risk-adjusted returns to our investors through the ownership and acquisition of quality hotels meeting our investment criteria. Upon completion of this offering and the formation transactions, we will own a diversified portfolio of 34 hotels with 6,829 rooms located in 13 states. We were organized as a Maryland real estate investment trust in April 2004.

We operate as a self-advised REIT, as defined in the Internal Revenue Code, which means that we are managed by our Board of Trustees and executive officers. A REIT is a legal entity that holds real estate interests and, so long as it pays dividends to shareholders at certain minimum levels prescribed by the Internal Revenue Code, is permitted to reduce or avoid federal income taxes at the trust level. We conduct our operations through our direct and indirect subsidiaries including our operating partnership, Capital Lodging Operating Partnership, L.P., which holds substantially all of our assets. Through our wholly owned subsidiary, Capital Lodging General Partner, LLC, we are the sole general partner of our operating partnership. Upon completion of this offering, we will hold directly all of Capital Lodging Operating Partnership, L.P.’s limited partnership interests.

Since our formation we have not conducted any business, and will not conduct any business until we consummate the offering and the formation transactions. The historical financial data presented herein is the historical financial data for our accounting predecessor, AP/APH Ventures, LLC, which we refer to as our predecessor, and reflects the historical results of operations and financial position of our predecessor, including those relating to the hotel that it will not contribute to us in our formation transactions. See “Our Business and Hotels—Our Structure—Formation Transactions” below.

Our predecessor’s historical results of operations and financial position are not indicative of what our results of operations and financial position will be after completion of the offering and the formation transactions. You should read the consolidated pro forma financial information in the “Unaudited Pro Forma Consolidated Financial Information” section of this prospectus, which includes the consolidated operations of our predecessor and the pro forma adjustments for the hotels to be acquired upon completion of the offering. We believe that this unaudited pro forma financial information and the notes thereto will provide a basis for understanding how our business would have been presented had we completed the offering and the formation transactions on January 1, 2003.

On the pro forma basis described in this prospectus, we will:

•	own the fee interest in 32 hotels, comprising approximately 6,304 rooms, located in Arkansas, California, Florida, Georgia, Maryland, Missouri, Montana, North Carolina, Pennsylvania, Tennessee, Texas, Virginia and Wyoming;

•	own leasehold interests under ground leases in hotels in Palm Springs, California and Harrisburg, Pennsylvania comprising approximately 525 rooms; and

•	perform asset management functions for four hotels owned by Apollo that are not being contributed to us under an asset management agreement with an affiliate of our predecessor.

Factors Affecting Results of Operations

The following is a discussion of the most significant factors that affected our predecessor’s financial condition and results of operations and are expected to affect our financial condition and results of operations in the future.

Acquisition and Sale of Hotels

Our predecessor has not acquired any hotels since it purchased the Wyndham Palm Springs Hotel in October 1998. On December 30, 2003, our predecessor sold a hotel located in Savannah, Georgia. On February 12, 2004, our predecessor sold a hotel located in Ohio. Under SFAS No. 144, the results of operations for hotels sold during 2003 and in the subsequent period have been classified as discontinued operations in the statement of operations for the current and prior periods. Therefore, the operating revenues and expenses of the hotels our predecessor sold during 2003 and early 2004 are not included in the operating results discussed below. See Notes 5 and 4 to our predecessor’s consolidated financial statements for the three months ended March 31, 2004 and for the year ended December 31, 2003, respectively, for a summary of the items that comprise “Income from Discontinued Operations.” As a result, the operations of all of our predecessor’s hotels are included in our predecessor’s consolidated operating results consistently throughout the reporting periods presented below. Our predecessor did not sell any hotels during 2002 or 2001.

Revenues

Substantially all of our predecessor’s revenue is derived from the operation of its hotels. Specifically, our predecessor’s revenue consists of:

•	Rooms revenue. Occupancy and average daily rate, or ADR, are the major factors affecting rooms revenue.

•	Food and beverage revenue. Occupancy, group meetings and social catering utilized by in-house meetings and social affairs are major components of food and beverage revenue.

•	Other hotel operating revenue. Other hotel operating revenue consists of ancillary revenue such as telephone, parking, entertainment and other guest services. Occupancy is the major factor affecting other hotel operating revenue.

Changes in our predecessor’s revenues are most easily explained by three performance indicators that are used by management and commonly used in the hotel real estate industry:

•	average daily occupancy, which is measured by the percentage of daily rooms occupied;

•	ADR; and

•	net revenue per available room, or RevPAR, which is the product of ADR and average daily occupancy, but does not reflect food and beverage revenues or other hotel operations revenue.

Fluctuations in revenues are driven largely by:

•	general economic conditions, with a general correlation to changes in gross domestic product;

•	local market conditions, including changes in room supply and changes in competitors’ room rates;

•	general health and safety concerns, such as fear of disease and terrorism, which in turn affect levels of business and leisure travel; and

•	guest demographics.

Operating Costs and Expenses

Our operating costs and expenses consist of the costs to provide hotel services, including:

    Hotel operating expenses

Hotel operating expenses consist of rooms expense, food and beverage expense, other departmental expense, unallocated operating expense, management fees and other property level expense.

•	Rooms expense. Like rooms revenue, occupancy is a major factor affecting rooms expense and therefore rooms expense has a significant correlation to rooms revenue.

•	Food and beverage expense. Food and beverage expense is significantly correlated to food and beverage revenue.

•	Other departmental expenses. Other departmental expense consists of expenses related to earning ancillary revenue, including telephone service.

•	Unallocated operating expenses. Unallocated operating expense consists of general and administrative, marketing, repairs and maintenance and utilities expenses.

•	Management fees. Management fees include the base and incentive management fees paid to our predecessor’s management companies. Base management fees are computed as a percentage of revenues and correlate to revenues. Incentive management fees are incurred when operating profits exceed levels prescribed in our predecessor’s management agreements.

•	Other property level expenses. Other property level expenses consists primarily of insurance costs, property taxes and rent.

Most categories of variable operating expenses, such as utilities and labor costs such as housekeeping, fluctuate with changes in occupancy. Increases in occupancy are accompanied by increases in most categories of variable operating expenses while increases in ADR typically only result in increases in limited categories of operating costs and expenses, such as management fees charged by our predecessor’s operators and credit card processing fee expenses, which are based on hotel revenues. Thus, changes in ADR have a more significant impact on operating margins.

    Depreciation expense

Our predecessor’s operating costs and expenses also include depreciation expense relating to our predecessor’s assets. Depreciation expense is based on the estimated useful life of our predecessor’s assets.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our predecessor’s consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements required our predecessor to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We will similarly be required to make these estimates and judgments in the future.

We will evaluate our estimates on an ongoing basis and will base our estimates on historical experience, information that is currently available to us and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Impairment of Long-Lived Assets

We will periodically review each hotel for possible impairment. In this analysis, we will use discounted cash flow analysis to estimate the fair value of our hotels taking into account each hotel’s expected cash flow from operations, holding period and proceeds from disposing of the hotel. The factors addressed in determining estimated proceeds from disposition include anticipated operating cash flow in the year of disposition, terminal capitalization rate and selling price per room. Judgment is required in determining the discount rate applied to estimated cash flows, growth rate of the hotels, the need for capital expenditures, as well as specific market and economic conditions. Additionally, the classification of these assets as held-for-sale can be affected by the timing of this determination.

Depreciation

Depreciation expense is based on the estimated useful life of our assets, which is 10 to 39 years for buildings and five years for furniture, fixtures and equipment. The estimated useful life of each asset is based on a number of assumptions including cost and timing of capital expenditures to maintain and refurbish the asset, as well as specific market and economic conditions. While we believe that our estimates are reasonable, a change in the estimated lives could affect depreciation expense and net income or the gain or loss on the sale of any of the assets.

Operating Results

The following table presents our predecessor’s operating results for the three months ended March 31, 2004 and 2003 and for the years ended December 31, 2003, 2002 and 2001, including the percentage change in these results between the periods.

	Three Months Ended March 31,			Year Ended December 31,
	2004	Change(%)	2003	2003	Change(%)	2002	Change(%)	2001
	(dollars in thousands, except operating data)
Revenues:
Rooms	$10,852	11.7%	$9,711	$38,256	(3.8)%	$39,781	7.4%	$37,023
Food and beverage	4,793	6.9	4,482	15,896	(6.3)	16,972	16.1	14,621
Other	522	13.3	460	2,037	(9.9)	2,260	(28.9)	3,177

Total revenues	16,167	10.3	14,653	56,189	(4.8)	59,013	7.6	54,821

Operating costs and expenses:
Hotel operating expenses	12,321	(7.8)	11,431	47,404	2.0	48,353	(4.1)	46,467
Depreciation	1,768	21.8	2,262	8,309	16.6	9,964	(4.9)	9,495
Corporate overhead	166	(58.1)	105	574	38.1	927	44.2	1,662

Total operating costs and expenses	14,255	(3.3)	13,798	56,287	5.0	59,244	2.8	57,624

Operating income (loss)	1,912	(123.5)	855	(98)	58.0	(231)	91.8	(2,803)
Interest expense, net	2,263	1.4	2,295	9,302	1.6	9,453	24.7	12,556

Loss before minority interests and discontinued operations	(351)	(75.6)	(1,440)	(9,400)	2.9	(9,684)	37.0	(15,359)
Minority interest in loss	—	100.0	11	24	(61.9)	63	(70.1)	211

Loss from continuing operations	(351)	(75.4)	(1,429)	(9,376)	2.5	(9,621)	36.5	(15,148)
(Loss) income from discontinued operations	(378)	261.5	234	539	141.8	(1,291)	(65.9)	(778)
Gain on sale of discontinued operations	2,602	100.0	—	15,008	100.0	—	—	—

Net income (loss)	$1,873	256.7%	$(1,195)	$6,171	156.6%	$(10,912)	31.5%	$(15,926)

Operating data: Number of hotels	7		7	7		7		7
Number of rooms	2,076		2,076	2,076		2,104		2,104
RevPAR	$57.45	10.5%	$51.97	$50.49	(2.5)%	$51.80	7.4%	$48.21

Comparison of Three Months Ended March 31, 2004 to Three Months Ended March 31, 2003

Our predecessor, at December 31, 2003, was under contract to sell one hotel, which was consummated in February 2004. Our predecessor did not acquire any hotels during the three months ended March 31, 2004. The results of operations for the hotels our predecessor sold in 2003 and early 2004 are included in income from discontinued operations for both the three months ended March 31, 2004 and the three months ended March 31, 2003. As a result, the operating results included in continuing operations are comparable on a period to period basis. The discussion below regarding revenues and operating expenses does not address the operating results of the hotels our predecessor sold during 2003 and early 2004 that are included in income from discontinued operations.

Total Revenues

Total revenues increased $1.5 million, or 10.3%, to $16.2 million for the three months ended March 31, 2004 from $14.7 million for the three months ended March 31, 2003. RevPAR from our hotels for the three months ended March 31, 2004 increased by 10.5% from RevPAR for the three months ended March 31, 2003. RevPAR is the product of average occupancy expressed as a percentage, multiplied by the average daily room rate. The components of RevPAR from our hotels for the three months ended March 31, 2004 and the three months ended March 31, 2003 are summarized as follows:

	Three Months Ended March 31,
	2004	2003
Occupancy	59.4%	53.6%
Average daily rate	$96.73	$97.02
RevPAR	$57.45	$51.97

The 10.5% increase in RevPAR resulted from a 0.3% decrease in average daily rate and an 10.8% increase in occupancy.

Rooms Revenue. Rooms revenue amounted to $10.9 million for the three months ended March 31, 2004 and $9.7 million for the three months ended March 31, 2003, which represented 67.1% and 66.3%, respectively, of our total revenues for those periods. The increase of $1.1 million was attributable to the occupancy improvements at our predecessor’s hotels. This increase in occupancy resulted from:

•	Minimal disruptions caused by renovation activities. In 2003, our predecessor’s hotels underwent an aggregate of $12.2 million in capital improvements. These capital improvements positioned our predecessor’s hotels to be more appealing to clients and guests and the demand for our predecessor’s hotels increased. Most of this construction had been completed before the first quarter of 2004.

•	The continuation of a strategy by our predecessor’s management companies to maximize room revenue through occupancy penetration using tactics that include securing airline crew business that occupied rooms seven days a week but at a discount, managing the Internet hotel reservation systems to maximize room night volume, and improving performance and relations with the major travel consortiums and meeting planning companies.

The 0.3% decline in our predecessor’s average rate was a blend of average rate increases and decreases that were the result of each hotel’s strategy to maximize room revenue. The market average rates for our hotels also were a blend of increases and decreases. The result was that these rate strategies worked in conjunction with the occupancy strategies to increase our hotels’ RevPAR penetration of the market.

Food and Beverage Revenue. Food and beverage revenue amounted to $4.8 million for the three months ended March 31, 2004 and $4.5 million for the three months ended March 31, 2003, which represented 29.6% and 30.6%, respectively, of our predecessor’s total revenues for those periods. The increase of $0.3 million, or 6.9%, was due to the improved appeal of our food and beverage facilities as a result of the renovations completed in 2003 and increased occupancy in our hotels.

Other Hotel Operating Revenue. Other hotel operating revenue amounted to $0.5 million for the three months ended March 31, 2004 and $0.5 million for the three months ended March 31, 2003.

Total Operating Costs and Expenses

Total operating costs and expenses increased by $0.5 million, to $14.3 million for the three months ended March 31, 2004 from $13.8 million for the three months ended March 31, 2003.

Hotel Operating Expenses. Hotel operating expenses increased $0.9 million, or 7.8%, for the three months ended March 31, 2004 compared to the three months ended March 31, 2003. Hotel operating expenses percentage growth was less than overall revenue growth.

The following table presents the components of our hotel operating expenses for the three months ended March 31, 2004 and the three months ended March 31, 2003, including the amount and percentage change in these results between the two three-month periods.

	Three Months Ended March 31,
	2004	2003	Change ($)	Change (%)
	(in thousands)
Hotel Operating Expenses:
Rooms expense	$2,527	$2,268	$(259)	(11.4%)
Food and beverage expense	3,205	3,021	(184)	(6.1)
Other departmental expenses	330	315	(15)	(4.8)
Unallocated operating expenses	4,674	4,333	(341)	(7.9)
Management fees	378	342	(36)	(10.5)
Other property level expenses	1,207	1,152	(55)	(4.8)

Total Hotel Operating Expenses	$12,321	$11,431	$(890)	(7.8%)

Rooms expense. Rooms expense amounted to $2.5 million and $2.3 million, respectively, for the three months ended March 31, 2004 and March 31, 2003, which represented 17.7% and 16.4%, respectively, of our predecessor’s total operating costs and expenses for those periods. Rooms expense per occupied room declined by 0.6%, or $0.14, to $22.52 in 2004 from $22.66 in 2003. Rooms expense as a percentage of rooms revenue decreased to 23.3% in 2004 from 23.4% in 2003. Rooms expense grew more slowly than rooms revenue because the increase in occupancy did not generally require additional rooms department overhead expenditures such as salaried managers. In the future, further increases in occupancy should continue to provide revenue growth in excess of rooms expense growth. Future increases in ADR will produce greater excesses of rooms revenue growth over expense growth because most room operating costs are not related to the price charged for the room.

Food and beverage expense. Food and beverage expense amounted to $3.2 million for the three months ended March 31, 2004 and $3.0 million for the three months ended March 31, 2003, which represented 22.5% and 21.9%, respectively, of our predecessor’s total operating costs and expenses for those periods. Food and beverage expense as a percentage of food and beverage revenue declined to 66.9% in 2004 from 67.4% in 2003. Food and beverage expense grew more slowly than food and beverage revenue because the increase in food and beverage revenue did not generally require additional food and beverage department overhead expenditures such as salaried managers. In the future, we expect that further increases in food and beverage revenue should continue to provide revenue growth in excess of expense growth. In addition, as demand for food and beverage functions increases, pricing power may shift more to the hotels and allow greater excesses of food and beverage revenue growth over expense growth because price increases would not require increases in the costs of food, beverage or labor.

Other departmental expenses. Other departmental expenses amounted to $0.3 million for the three months ended March 31, 2004 and $0.3 million for the three months ended March 31, 2003, which represented 2.3% and 2.3% of our predecessor’s total operating costs and expenses, respectively, for those periods.

Unallocated operating expenses. Unallocated operating expenses amounted to $4.7 million for the three months ended March 31, 2004 and $4.3 million for the three months ended March 31, 2003, which represented 32.8% and 31.4% of our predecessor’s total operating costs and expenses, respectively, for those periods. As a percentage of revenues, unallocated operating expenses declined to 28.9% from 29.6% in 2003. Unallocated operating expenses includes property level administrative and general expense, marketing expense, maintenance expense and utilities expenses. Expense growth was less than revenue growth primarily due to a reduction in energy costs to 5.4% of total revenues from 6.2% in the same period in the prior year. Energy expense declined from $9.02 to $7.76 per occupied room because the higher occupancy spread the energy expense over a greater number of rooms. Additionally, some energy conservation practices at the hotels began yielding positive results. In the future, we expect occupancy increases to provide revenue growth in excess of energy expense for the same reasons.

Management fees. Management fees amounted to $0.4 million for the three months ended March 31, 2004 and $0.3 million for the three months ended March 31, 2003, which represented 2.7% and 2.5%, respectively, of our predecessor’s total operating costs and expenses for those periods.

Other property level expenses. Other property level expenses amounted to $1.2 million for the three months ended March 31, 2004 and $1.2 million for the three months ended March 31, 2003, which represented 8.5% and 8.3%, respectively, of our predecessor’s total operating costs and expenses for those periods. Other property level expenses include property taxes, leases and rents, insurance and other expenses that do not vary in direct proportion to revenues.

Depreciation Expense. Depreciation expense amounted to $1.8 million for the three months ended March 31, 2004 and $2.3 million for the three months ended March 31, 2003, which represented 12.4% and 16.4%, respectively, of our predecessor’s total operating costs and expenses for those periods. The $0.5 million, or 21.8%, decrease in depreciation expense for the three months ended March 31, 2004 resulted primarily from the fact that some of our predecessor’s assets, including furniture, fixtures and equipment and building improvements, that are depreciated over five years became fully depreciated in March 2003.

Corporate Overhead. Corporate overhead amounted to $0.2 million for the three months ended March 31, 2004 and $0.1 million for the three months ended March 31, 2003, which represented 1.2% and 0.8%, respectively, of our predecessor’s total operating costs and expenses for those periods. The services included in this category are services that will be provided by our internal management team and included in corporate overhead going forward.

Interest Expense, Net

Interest expense, net amounted to $2.3 million for the three months ended March 31, 2004 and $2.3 million for the three months ended March 31, 2003. The components of interest expense, net, for the three months ended March 31, 2004 included interest from mortgage debt of $2.2 million and amortization of financing costs of $0.1 million. The weighted average debt outstanding for each of the three months ended March 31, 2004 and March 31, 2003 amounted to $129.6 million and $139.8 million, respectively, and the annualized weighted average interest rates for those periods were 6.84% and 6.43%. At March 31, 2004, all of our predecessor’s mortgage debt had variable interest rates.

Income from Discontinued Operations

Our predecessor made a decision to sell two hotels in the year ended December 31, 2003, one of which was sold during the three months ended December 31, 2003 and one of which was sold in the three months ended

March 31, 2004. Consistent with SFAS No. 144, the results of operations for these two hotels were reclassified as discontinued operations for the three months ended March 31, 2004 and March 31, 2003. Income from discontinued operations amounted to $2.2 million for the three months ended March 31, 2004 and income of $0.2 million for the three months ended March 31, 2003. The net increase of $2.0 million was primarily attributable to the inclusion of the $2.6 million gain on sale of the hotel sold in 2004 in income from discontinued operations offset by the operating income loss from the sale of another hotel in December 2003.

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002

In December 2003, our predecessor sold one hotel and, at December 31, 2003, was under contract to sell another hotel, which was consummated in February 2004. Our predecessor did not acquire any hotels during 2003, and our predecessor did not acquire or sell any hotels during 2002. The results of operations for the hotels our predecessor sold in 2003 and early 2004 are included in income from discontinued operations for each of the three years in the period ended December 31, 2003. As a result, the operating results included in continuing operations are comparable on a period to period basis. The discussion below regarding revenues and operating expenses does not address the operating results of the hotels our predecessor sold during 2003 and early 2004 that are included in income from discontinued operations.

Total Revenues

Total revenues decreased $2.8 million, or 4.8%, to $56.2 million for the year ended December 31, 2003 from $59.0 million for the year ended December 31, 2002. RevPAR from our predecessor’s hotels for the year ended December 31, 2003 decreased by 2.5% from RevPAR for 2002. RevPAR is the product of average daily occupancy expressed as a percentage, multiplied by the average daily room rate. The components of RevPAR from our hotels for the year ended December 31, 2003 and December 31, 2002 are summarized as follows:

	2003	2002
Occupancy	59.0%	57.0%
Average daily rate	$85.52	$90.88
RevPAR	$50.49	$51.80

The 2.5% drop in RevPAR results from a 5.9% decrease in average daily rate somewhat offset by a 3.5% increase in occupancy. The decrease in the average daily rate of our predecessor’s hotels resulted from:

•	a decline in market room rates and the competitive pressures that required rate reductions at our predecessor’s hotels to maintain relative room rate position in the marketplace;

•	the decision by our predecessor to focus our predecessor’s hotels on a strategy of revenue maximization through increased occupancy penetration, even when the result was a decline in market ADR penetration; and

•	disruptions during renovations rendered our predecessor’s hotels less appealing and resulted in downward pressure on our room rates.

Our predecessor’s occupancy rate increased as a result of the effects of the strategy described above to maximize revenues through market occupancy penetration. These strategies included securing airline crew business that occupied rooms seven days a week but at a room rate discount, managing the internet hotel reservation systems to maximize room night volume, and improving performance and relations with the major travel consortiums and meeting planning companies.

In the future, we expect that our management companies will manage overall RevPAR penetration by focusing on both occupancy and ADR penetration in such a manner that maximizes the profitability of each hotel in our portfolio. We intend to continually monitor and forecast each market’s occupancy and ADR conditions.

We will use this information to evaluate and determine the appropriate revenue strategy for each market. We expect that our predecessor’s hotels will have minimal capital improvements going forward and, as a result, renovation disruptions will not need to be factored into the revenue strategies at these hotels. If market occupancies and average rates increase, we expect our predecessor’s hotels to participate positively and disproportionately in that growth as a result of our predecessor’s capital improvements and the increased familiarity of our management companies with their hotels.

In the third quarter of 2001, our predecessor’s management companies were replaced at each of our predecessor’s hotels. 2002 was the first full year that our predecessor’s new management companies were in place and total revenues of our predecessor’s hotels improved in 2002 as a result of these new management companies’ practices, including the correction of the previous management companies’ revenue generating deficiencies. In 2003, our predecessor’s hotels experienced declines in total revenue from softer market conditions and the disturbances caused by significant capital improvements at the hotels.

We believe that the new management companies will have a positive impact on our predecessor’s hotels’ revenue trends. In addition, we are planning to minimize the revenue effects of future capital improvements by performing these capital improvements in lower occupancy months.

Rooms Revenue. Rooms revenue amounted to $38.3 million for the year ended December 31, 2003 and $39.8 million for the year ended December 31, 2002, which represented 68.1% and 67.4%, respectively, of our total revenues for those periods. The decrease of $1.5 million was primarily attributable to the renovation work at our predecessor’s hotels. In 2003, our predecessor’s hotels underwent an aggregate of $12.2 million in capital improvements. The disruption from these renovations had a temporary negative impact on rooms revenues. Throughout the year, numerous guest bathrooms and sleeping rooms were under construction and some guest corridors were not accessible due to refinishing. Many meeting rooms were not available for use. Temporary walls were constructed to reroute guests and restaurant guests were relocated during renovations. Guests who were not directly affected in the space they utilized were indirectly affected by the noise and distraction. In addition, our management companies lowered room rates to compete more aggressively for guests in 2003 because market occupancies for our predecessor’s hotels were declining and our predecessor’s management companies were trying to increase the hotels’ market occupancy penetration. Room rates were also lowered to attract guests while the hotels were temporarily less appealing as a result of the renovations. In 2003, our predecessor’s hotels experienced market occupancy declines that were greater than the national trends, which caused our predecessor’s management companies to lower room rates to compete for market occupancy penetration even as the economic trends in the lodging industry were improving in 2003. For example, our ADR declined 5.9%, to $85.52 during the year ended December 31, 2003 from $90.88 during the year ended December 31, 2002, as a result of decreased market occupancy, which refers to decreases in occupied rooms in the competitive set of our predecessor’s hotels, and the resulting lowering of market room rates.

Food and Beverage Revenue. Food and beverage revenue amounted to $15.9 million for the year ended December 31, 2003 and $17.0 million for the year ended December 31, 2002, which represented 28.3% and 28.8%, respectively, of our predecessor’s total revenues for those periods. The decrease of $1.1 million, or 6.3%, was primarily due to the fact that in 2003 five out of our predecessor’s seven hotels underwent meeting space renovations. This construction temporarily reduced the availability of the meeting space for sale and detracted from the hotels’ atmosphere. Food and beverage revenue was also adversely impacted by decreased spending by hotel guests, which we attribute largely to unfavorable general economic conditions. In addition to the general decrease in spending, one of our predecessor’s hotels, which is not included in our initial hotel portfolio, experienced a decline of $0.2 million in food and beverage revenue as a result of the closing of its loss-generating secondary restaurant. We expect a strong recovery of food and beverage revenues. With all meeting space fully available and no disruptions from construction anticipated, banquets and meetings should be more attractive now than last year and the improvement in the economy may allow for greater expenditures by meeting planners and social event coordinators.

Other Hotel Operating Revenue. Other hotel operating revenue amounted to $2.0 million for the year ended December 31, 2003 and $2.3 million for the year ended December 31, 2002. As with food and beverage purchases, both group and transient travelers spent less on entertainment and telephone services during their hotel stays in 2003. Telephone revenue has seen a significant drop with the increasing use of mobile phones, declining to $0.4 million for the year ended December 31, 2003 from $0.5 million for 2002.

Total Operating Costs and Expenses

Total operating costs and expenses decreased by $3.0 million, to $56.3 million for the year ended December 31, 2003 from $59.2 million for the year ended December 31, 2002.

Hotel Operating Expenses. As a result of improved operating efficiencies in the food and beverage departments as well as $0.5 million cost savings achieved in unallocated operating expenses, hotel operating expenses declined $0.9 million, or 2.0%, for the year ended December 31, 2003 compared to the year ended December 31, 2002. General and administrative expenses, which are included in our unallocated operating expenses, were reduced by $0.7 million, or 12.0%, in these periods. Food and beverage expenses declined $0.9 million, or 6.7%, in these periods as a result of a both improved operating efficiencies as well as a decrease in food and beverage revenue. These savings were partially offset by increased utility costs of $0.2 million and increased property, casualty and terrorism insurance premiums of $0.1 million.

In 2003, our predecessor’s hotels underwent approximately $12.2 million in capital improvements and the disruptions from these renovations negatively impacted rooms revenue. Our predecessor’s management companies have minimized the revenue impact of renovations by reducing costs at the hotels, including diligently managing labor and other expenses. Food and beverage expenses at our predecessor’s hotels were reduced by an aggregate of approximately $0.9 million and general and administrative expenses at our predecessor’s hotels were reduced by an aggregate of approximately $0.7 million. Although revenues declined by $2.8 million for 2003 as compared to 2002, expenses, excluding the increase in rent, insurance and other expenses, declined by $1.4 million. Our predecessor’s management companies embraced our predecessor’s challenge and philosophy to operate in a leaner fashion and maximize hotel staff productivity.

The following table presents the components of our hotel operating expenses for the year ended December 31, 2003 and the year ended December 31, 2002, including the amount and percentage change in these results between the two years.

	2003	2002	Change($)	Change(%)
	(in thousands)
Hotel Operating Expenses:
Rooms expense	$9,804	$9,556	$(248)	(2.6)%
Food and beverage expense	11,936	12,789	853	6.7
Other departmental expenses	1,328	1,439	111	7.7
Unallocated operating expenses	18,115	18,631	516	2.8
Management fees	1,431	1,580	149	9.4
Other property level expenses	4,790	4,358	(432)	(10.0)

Total Hotel Operating Expenses	$47,404	$48,353	$949	2.0%

Rooms expense. Rooms expense amounted to $9.8 million and $9.6 million, respectively, for the years ended December 31, 2003 and 2002, which represented 17.4% and 16.1%, respectively, of our predecessor’s total operating costs and expenses for those periods. Renovation work in guest rooms tends to cause operating inefficiencies. Our predecessor’s management companies, however, responded to our predecessor’s challenge to operate efficiently through the construction and contain these inefficiencies. As a result, rooms expense per occupied room increased by only 0.3%, or $0.07, to $21.92 in 2003 from $21.85 in 2002. Primarily as a result of the lower average daily rate, rooms expense as a percentage of rooms revenue increased to 25.6% in 2003 from 24.0% in 2002.

Food and beverage expense. Food and beverage expense amounted to $11.9 million for the year ended December 31, 2003 and $12.8 million for the year ended December 31, 2002, which represented 21.2% and 21.6%, respectively, of our predecessor’s total operating costs and expenses for those periods. In spite of the reduced revenues caused by construction, food and beverage expense as a percentage of food and beverage revenue declined to 75.1% in 2003 from 75.4% in 2002, primarily as a result of improved operating efficiencies.

Other departmental expenses. Other departmental expenses amounted to $1.3 million for the year ended December 31, 2003 and $1.4 million for the year ended December 31, 2002, which represented 2.4% of our predecessor’s total operating costs and expenses for those periods.

Unallocated operating expenses. Unallocated operating expenses amounted to $18.1 million for the year ended December 31, 2003 and $18.6 million for the year ended December 31, 2002, which represented 32.2% and 31.4%, respectively, of our predecessor’s total operating costs and expenses for those periods. The primary cause of this decline in expenses was a reduction of general and administrative expenses, as our management companies responded to our predecessor’s encouragement to lower their non-variable costs.

Management fees. Management fees amounted to $1.4 million for the year ended December 31, 2003 and $1.6 million for the year ended December 31, 2002, which represented 2.5% and 2.7%, respectively, of our predecessor’s total operating costs and expenses for those periods.

Other property level expenses. Other property level expense amounted to $4.8 million for the year ended December 31, 2003 and $4.4 million for the year ended December 31, 2002, which represented 8.5% and 7.4%, respectively, of our predecessor’s total operating costs and expenses for those periods.

Depreciation Expense. Depreciation expense amounted to $8.3 million for the year ended December 31, 2003 and $10.0 million for the year ended December 31, 2002, which represented 14.8% and 16.8%, respectively, of our predecessor’s total operating costs and expenses for those periods. The $1.7 million, or 16.6%, decrease in depreciation expense for the year ended December 31, 2003 resulted primarily from the fact that some of our predecessor’s assets, including furniture, fixtures and equipment and building improvements, that are depreciated over five years, became fully depreciated in December 2002.

Corporate Overhead. Corporate overhead amounted to $0.6 million for the year ended December 31, 2003 and $0.9 million for the year ended December 31, 2002, which represented 1.0% and 1.6%, respectively, of our predecessor’s total operating cost and expenses for those periods. The services included in this category are services that will be provided by our internal management team and included in corporate overhead going forward.

Interest Expense, Net

Interest expense, net amounted to $9.3 million for the year ended December 21, 2003 and $9.5 million for the year ended December 31, 2002. The $0.2 million decrease for the year ended December 31, 2003 as compared to 2002 was primarily due to a lower average LIBOR rate, which was partially offset by a $0.7 million increase due to a 50 basis point increase in spreads and a $0.2 million increase in amortization of deferred financing costs. The components of interest expense, net, for the year ended December 31, 2003 included interest from mortgage debt of $9.0 million and amortization of financing costs of $0.3 million. The debt outstanding for the years ended December 31, 2003 and 2002 amounted to $129.9 million and $139.8 million, respectively, and the weighted average interest rates for those periods were 6.43% and 6.67%. At December 31, 2003, all of our predecessor’s mortgage debt had variable interest rates.

Income from Discontinued Operations

Our predecessor made a decision to sell two hotels in the year ended December 31, 2003, one of which was sold during the year ended December 31, 2003 and one of which was sold in February 2004. Consistent with

SFAS No. 144, the results of operations for these two hotels were reclassified as discontinued operations for the years ended December 31, 2003, 2002 and 2001. Income from discontinued operations amounted to $15.5 million for the year ended December 31, 2003 and a loss of $1.3 million for the year ended December 31, 2002. The net increase of $16.8 million was primarily attributable to the inclusion of the gain on sale of the hotel sold in 2003 ($15 million) in income from discontinued operations.

Comparison of Year Ended December 31, 2002 to Year Ended December 31, 2001

In the third quarter of 2001, our predecessor’s management companies were replaced at each of our predecessor’s hotels. The new management companies responded to our predecessor’s active asset management and as a result of the new management companies’ renewed focus on group meeting business and revenue management, our predecessor’s revenues increased significantly, despite the weak economic conditions that affected the lodging industry after September 11, 2001.

Total Revenues

Total revenues increased $4.2 million, or 7.6%, from 2001 to 2002. RevPAR increased by $3.59, or 7.4%, to $51.80 for 2002 from $48.21 for 2001. The increased occupancy of 7.1 percentage points, from 49.9% for the year ended December 31, 2001 to 57.0% for the year ended December 31, 2002 was due to a heightened focus by our predecessor’s management companies on revenue management, Internet booking opportunities and rooms revenue generation such as direct sales efforts and increases in group bookings. One of our predecessor’s hotels is located in a convention city that experienced little negative impact from September 11, 2001 as a result of strong convention business. Our predecessor also benefited from the drive-to accessibility of some of their properties. In addition, ADR declined by 5.9% in 2002 as compared to 2001. This decline was part of our predecessor’s strategy to increase RevPAR by improving occupancy significantly more than the associated decline in ADR. The components of RevPAR from our predecessor’s hotels for the years ended December 31, 2002 and 2001 are summarized as follows:

	2002	2001
Occupancy	57.0%	49.9%
Average daily rate	$90.88	$96.53
RevPAR	$51.80	$48.21

Rooms Revenue. Rooms revenue amounted to $39.8 million for the year ended December 31, 2002 and $37.0 million for the year ended December 31, 2001. The $2.8 million, or 7.4%, increase was primarily the result of an improved direct sales efforts partially offset by our predecessor’s, and generally the industry’s, difficulty in maintaining room rates in 2002. Corporate travel restrictions implemented in late 2001 and early 2002, resulting mainly from a weakened economy and fears of terrorism, impacted the higher margin business travel that traditionally has been a consistent revenue driver for the hospitality industry. Notwithstanding the negative impact, this decline was part of our predecessor’s strategy to increase RevPAR by improving occupancy significantly more than the surrendered decline in average daily rate.

Food and Beverage Revenue. Food and beverage revenue amounted to $17.0 million for the year ended December 31, 2002 and $14.6 million for the year ended December 31, 2001. The increase in food and beverage revenue was primarily related to the increase in occupancy in 2002 as compared to 2001.

Other Hotel Operating Revenue. Other hotel operating revenue amounted to $2.3 million for the year ended December 31, 2002 and $3.2 million for the year ended December 31, 2001, or a 28.9% decrease. Currently, management companies classify ancillary fees for services provided to hotel guests under room revenues. The prior management company allocated such fees to all revenues resulting in a decrease in other hotel revenue from 2001 to 2002. Additionally, telephone revenues have seen a decrease as a result of the increased use of mobile phones, declining from $0.7 million in 2001 to $0.5 million in 2002, or 28.5%.

Total Operating Costs and Expenses

Total operating costs and expenses increased by $1.6 million to $59.2 million for the year ended December 31, 2002 from $57.6 million for the year ended December 31, 2001.

Hotel Operating Expenses. The following table presents the components of our predecessor’s hotel operating expenses for the years ended December 31, 2002 and 2001, including the amount and percentage change in these expenses between the two years.

	2002	2001	Change($)	Change(%)
	(dollars in thousands)
Hotel Operating Expenses:
Rooms expense	$9,556	$8,846	$(710)	(8.0)%
Food and beverage expense	12,789	11,329	(1,460)	(12.9)
Other departmental expenses	1,439	1,835	396	21.6
Unallocated operating expenses	18,631	18,059	(572)	(3.2)
Management fees	1,580	1,842	262	14.2
Other property level expenses	4,358	4,556	198	4.3

Total Hotel Operating Expenses	$48,353	$46,467	$(1,886)	(4.1)%

Our predecessor’s hotel operating expenses increased by $1.9 million, or 4.1%, in the year ended December 31, 2002 as compared to the year ended December 31, 2001. This increase was primarily the result of increased occupancy at the hotels in 2002, as discussed above. The increase was partially offset by our predecessor’s efforts to encourage their management companies to reduce operating costs at the hotels in 2002.

Most of our predecessor’s management companies began managing our predecessor’s hotels shortly before September 11, 2001. Immediately following the events of that day, our predecessor engaged the management companies to create strategies to control costs and minimize the impact of the subsequent decline in travel. In their first full year in place, our predecessor’s management companies improved operating efficiencies in the rooms and food and beverage departments. The rooms expense per occupied room declined to $21.85 in the year ended December 31, 2002 from $23.07 in the year ended December 31, 2001. Food and beverage expense as a percentage of sales declined to 75.4% from 77.5%. In addition, despite the increase in total revenues, management fees declined by $0.3 million, or 14.2%, from 2001 to 2002. As a result of the termination of the prior management company and the commencement of new management contracts at certain of the hotels with existing franchisors, the overall cost structure for franchise fees and management fees, which previously had been charged separately at those hotels, was lower.

Depreciation Expense. Depreciation expense increased by $0.5 million, or 4.9%, for the year ended December 31, 2002 as compared to the year ended December 31, 2001. This net increase was primarily attributable to the capital expenditures incurred in 2001, partially offset by the portion of assets that became fully depreciated during 2002.

Corporate Overhead. Corporate overhead amounted to $0.9 million for the year ended December 31, 2002 and $1.7 million for the year ended December 31, 2001. This decline was attributable to a change that our predecessor made in their asset manager late in 2001. The services included in this category are services that will be provided by our internal management team and included in corporate overhead going forward.

Operating Loss

As a result of active asset management initiatives by our predecessor and the cooperation of our predecessor’s management companies, in 2002, the first full calendar year after September 11, 2001, our predecessor’s hotels increased revenues by $4.2 million and increased total operating expenses by only $1.6 million, including the depreciation expense increase of $0.5 million mentioned above. The result was that $2.6 million, or 61%, of the increase in our predecessor’s revenue led to a direct improvement in our predecessor’s operating income.

Interest Expense, Net

The $3.3 million decrease in interest expense, net, primarily results from a $3.8 million reduction of interest expense because of lower average interest rates, offset by a $0.1 million increase in amortization of deferred financing costs and a $0.2 million decrease in interest income. The components of interest expense, net, for the year ended December 31, 2002 included interest from mortgage debt of $9.3 million, amortization of financing costs of $0.1 million and interest income of $0.2 million.

The debt outstanding for each of the years ended December 31, 2002 and 2001 amounted to $139.8 million and the weighted average interest rates for those years were 6.67% and 9.14%, respectively. At December 31, 2002, all of our predecessor’s mortgage debt had variable interest rates.

Minority Interest Income

Our predecessor acquired certain hotels through the formation of limited partnerships that our predecessor controls, but one of which has a minority member. Operating profits and losses allocated to the minority member of the limited partnership are recorded as minority interests. Minority interests decreased by $0.1 million to $0.1 million for 2002 from $0.2 million for 2001. This decrease results from a decline in operating losses incurred in that limited partnership from the year ended December 31, 2001 to the year ended December 31, 2002.

Income from Discontinued Operations

As described above, our predecessor sold one hotel during the year ended December 31, 2003 and one hotel in February 2004 and, consistent with SFAS No. 144, reclassified the results of operations for these two hotels as discontinued operations for the years ended December 31, 2003, 2002 and 2001. Losses from discontinued operations amounted to $1.3 million and $0.8 million for the years ended December 31, 2002 and 2001, respectively. The net decrease of $0.5 million was primarily attributable to the decline in performance of one of these hotels and its market, which ultimately led to the closing of the hotel in October 2002.

Cash Flows

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002

Net cash flows used in operating activities excluding discontinued operations increased from $1.4 million in 2002 to $3.3 million in 2003. The increase in cash used in operating activities was due to a combination of an increase in accounts receivable and a decrease in accrued compensation and benefits. The increase in accounts receivable was due to a slowdown in collections of accounts receivable caused by the general weakness in the economy. The decrease in accrued compensation and benefits resulted from bonuses earned and accrued in 2002 that were paid in 2003. No material bonuses were earned in 2003.

Net cash flows from discontinued operations decreased from $0.9 million in 2002 to $(0.9) million in 2003. The decrease in cash provided by discontinued operating activities was primarily due to the closing of the hotel located in Cincinnati, Ohio in October 2002.

Net cash from investing activities increased from $(5.6) million in 2002 to $44.1 million in 2003. In connection with the sale of the Hyatt Savannah hotel, the predecessor received $48.4 million in net sales proceeds. This was partially offset by capital expenditures of $12.2 million for ongoing improvement projects at the hotels. Those capital expenditures were partially funded by the capital improvement reserves held by our predecessor.

Net cash from financing activities decreased from $7.9 million in 2002 to $(38.6) million in 2003. The decrease was a result of the sale of the Hyatt Savannah hotel which resulted in the repayment of mortgage debt totaling $48.4 million. In addition, the predecessor’s members contributed $9.8 million and $7.9 million of additional capital in 2003 and 2002, respectively, primarily to fund capital improvements at the hotels and some short-term operating deficits related to the closed hotel in Cincinnati, Ohio.

As a result of the above, the net increase in cash and cash equivalents declined from $1.8 million in 2002 to $1.3 million in 2003.

Although in the past the predecessor has experienced shortfalls in operating activities, we believe that we will not face these shortfalls for two primary reasons. First, we expect the underlying performance of our predecessor’s hotels and the other acquired hotels to improve in the current and future years as compared to the prior year, as a result of recently completed capital expenditures. Second, we expect our leverage and cost of debt to be lower than our predecessor’s, leading to a lower relative interest expense on a per hotel basis.

With respect to our predecessor’s negative cash flow from investing activities, the negative cash flow resulted primarily from the effects of major capital improvement programs that were completed in recent years, and which we believe will not continue to affect cash flows in the future. We expect that capital necessary for any improvements at our properties in the future will be more than adequately obtained from operations and/or our working capital revolving credit facility.

Comparison of Year Ended December 31, 2002 to Year Ended December 31, 2001

Net cash flows from operating activities excluding discontinued operations decreased from $1.2 million in 2001 to $(1.4) million in 2002. In 2001, these net cash flows were high as a result of improved collections of accounts receivable balances and management of payables during 2001 as compared to 2000. During 2002, accounts receivable and accounts payable balances remained relatively level, thus not providing as material of a source of operating cash flow as in the prior year.

Net cash flows from discontinued operations decreased from $1.7 million in 2001 to $0.9 million in 2001. The decrease in cash provided by discontinued operating activities was a result of the continued slow down in the economy.

Net cash flows used in investing activities remained consistent from $5.8 million in 2001 to $5.6 million in 2002. During 2001 and 2002, our predecessor continued to make capital improvements to selected hotels. Also in 2002, the predecessor accumulated additional capital reserves for future improvement projects.

Net cash flows provided by financing activities increased from $3.7 million in 2001 to $7.9 million in 2002. The increase from 2001 to 2002 resulted from additional members’ contributions, which was primarily the result of the continued capital improvements made and anticipated at the hotels.

As a result of the above changes, the increase in net cash and cash equivalents rose from $0.8 million in 2001 to $1.8 million in 2002.

Liquidity and Capital Resources

Our short-term liquidity requirements consist primarily of funds necessary to pay for operating expenses and other expenditures directly associated with our hotels, including:

•	recurring capital expenditures necessary to maintain our hotels properly;

•	capital expenditures incurred to improve our hotels; and

•	interest expense on outstanding indebtedness.

Historically, our predecessor satisfied its short-term liquidity requirements through its existing working capital, cash provided by operations and capital contributions by its partners. After giving effect to the formation transactions, we believe that our working capital and cash provided by operations will continue to be sufficient to meet our ongoing short-term liquidity requirements, which we view as a period of six months or less based on seasonal or other unexpected fluctuations such as acts of war or terrorist attacks that may affect our business. Additionally, we have given Banc of America Securities LLC and Wachovia Capital Markets, LLC a mandate to arrange and anticipate having in place upon consummation of this offering and the formation transactions, a $100 million secured revolving credit facility, which will be used for general working capital, capital expenditures and acquisitions. We believe that this credit facility will provide us with sources of capital to address any short-term liquidity requirements that may arise as a result of shortfalls in cash provided by operations.

Concurrently with the completion of this offering, we will obtain a $90 to $100 million secured acquisition loan and will use the proceeds to pay a portion of the purchase price for the hotels in our initial portfolio. Upon completion of the offering, we expect that our initial leverage ratio will be approximately 33%. We have set a target leverage ratio of 45% to 55% and expect to achieve this ratio in six to 18 months following completion of the offering, although we can provide no assurance in this regard. We believe that the secured revolving credit facility that will be in place upon completion of this offering, together with cash provided by operations, will be sufficient for us to pay for general working capital and expected capital expenditures over the next 24 months while staying within our target leverage ratio.

We are currently considering potential acquisitions that, if completed, would have an approximate value of $60 million based on our current assumptions regarding these acquisitions. We do not currently consider these acquisitions as probable since the discussions are at an early stage. We have only performed preliminary financial due diligence and have not performed any engineering, environmental or other substantial physical due diligence and the terms of these acquisitions remain subject to completion of these efforts. We cannot offer any assurances that after completion of our due diligence review that we will enter into these or any other future acquisitions. We have not reached any conclusion on the manner in which these transactions, if completed, would be financed or structured. Our leverage ratio, however, could increase to the extent we utilize our senior secured revolving credit facility to finance all or a portion of these acquisitions and our debt service coverage levels could also be affected.

As a REIT, we are required to distribute at least 90% of our taxable income to our shareholders on an annual basis, and we intend to distribute all or substantially all of our REIT taxable income in order to comply with the distribution requirements of the Internal Revenue Code and to avoid federal income tax and the nondeductible excise tax. As a REIT, we are allowed to reduce taxable income by all or a portion of our distributions paid to shareholders. We believe that our existing working capital and cash provided by operations will be sufficient to allow us to pay distributions necessary to enable us to continue to qualify as a REIT.

Our long-term liquidity requirements consist primarily of funds necessary to pay for scheduled debt maturities, renovations, expansions and other non-recurring capital expenditures that need to be made periodically to our hotels, and the costs associated with acquisitions of hotels that we pursue. Historically, our predecessor satisfied its long-term liquidity requirements through various sources of capital, including existing working capital, cash provided by operations, long-term hotel mortgage indebtedness and capital contributions by its partners. We believe that similar sources of capital, other than partner contributions, augmented by the proceeds of this offering, will be available to us in the future to fund our long-term liquidity requirements. In addition, we may seek to raise capital through public or private offerings of our equity or debt securities. However, there are certain factors that may have a material adverse effect on our access to these capital sources. Our ability to incur additional debt is dependent upon a number of factors, including our degree of leverage, the value of our unencumbered assets and borrowing restrictions, which may be imposed by lenders.

Our need to pay for maintenance of and improvements to our hotels, both in the short- and long-terms, is subject to various uncertainties and factors beyond our control. For example, the franchisors of our hotels may require periodic capital improvements as a condition of keeping the franchise licenses. Marriott International has advised the seller of our Bensalem hotel that if it fails to meet Marriott’s quality assurance standards during the first half of 2004, the hotel could be in default under the Marriott franchise license agreement for the second half of 2004. Based on preliminary quality assurance survey results during the first half of 2004, we believe that the hotel will meet Marriott’s quality assurance standards. However, if the hotel fails to meet these standards and Marriott declares a default, and we do not cause the hotel to satisfy Marriott’s quality assurance standards by the end of 2004, Marriott may cancel the franchise license to the hotel. If Marriott terminates its franchise license, we would be required to pay Marriott a termination fee equal to the average monthly royalty and marketing fees payable under the franchise agreement with Marriott by the franchisee to Marriott over the three years immediately preceding the termination. In addition, the loss of the franchise license could materially and adversely affect the operations or the underlying value of the Bensalem hotel because of the loss of associated name recognition, marketing support and centralized reservation system provided by franchisor. We would also incur costs to become licensed by another franchise. If the Bensalem hotel franchise agreement were terminated by Marriott due to a failure to meet Marriott’s quality standards, we estimate that the termination fee payable would be approximately $0.8 million. We estimate that additional costs associated with rebranding would be approximately $0.5 million. Accordingly, we believe that this termination would cause a one time expense of approximately $1.3 million.

During the 60 months following completion of this offering, we anticipate performing approximately $19.4 million of capital improvements to our hotels, some of which relate to obligations under our franchise license agreements arising as a result of the formation transactions. In carrying out these capital improvements, as well as any other capital improvements that we may from time to time deem necessary or desirable, we are subject to the risks of, among other things, cost overruns and delays, disruptions in operations and related revenue loss, the inability to obtain financing for these renovations on attractive terms or at all, and the risk that making these renovations and improvements may not ultimately result in a desirable return on our investment. Additionally, in the short term, we are subject to the risks of increases in operating costs, which may be related to inflation or other factors, including wages, benefits, insurance, and energy.

Mortgage Debt and Financing Obligation Payable. During the year ended December 31, 2003, our predecessor’s mortgage and other debt declined $9.9 million to $129.9 million at December 31, 2003 from $139.8 million at December 31, 2002. Its senior loan agreement requires various cash reserve accounts. At December 31, 2003, these cash reserves were an aggregate of $2.4 million.

Our predecessor has not complied with the provision of this loan agreement requiring it to deliver annual audited financial statements for individual subsidiaries, instead submitting audited consolidated financial statements for its subsidiaries as it was more cost effective for our predecessor to have the consolidated financial statements of AP/APH Ventures audited and the lender has not objected to this approach. Nevertheless, the lender has the right to declare (but has not to date declared) an event of default, which if not cured would give rise to remedies under the loan agreement, including acceleration of the indebtedness. Upon consummation of this offering, this credit facility will be repaid in full.

The interests in the six hotels that we will acquire in our formation transactions from Hotel Ventures secure loan agreements that Hotel Ventures entered into with a third party, which we will assume as part of the formation transactions. The current outstanding principal amount under these loans is approximately $44.6, and the loans mature in August 2028. The loans fully amortize over their terms and payments of principal and interest are due on a monthly basis in the amount of $316,616.74 until the maturity date. The current interest rate is 6.95% per annum, and will increase to 8.95% per annum in August 2013 if the entire principal balance is not prepaid at that time. The loans are not prepayable until August 2013. The loans are cross-collateralized by second mortgages on each of these six hotels. The loans are non-recourse to us and our operating partnership.

Contractual Obligations

The following table summarizes our future payment obligations and commitments as of December 31, 2003 on a pro forma basis giving effect to the formation transactions:

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(in thousands)
Long-Term Debt Obligations(1)	$144,743	$607	$101,476	$1,690	$40,970
Capital Lease Obligations	252	65	176	11	—
Operating Lease Obligations	47,927	1,125	1,982	1,758	43,062
Purchase Obligations(2)	—	—	—	—	—
Franchise Obligations(3)	19,360	6,693	12,265	402	—
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under GAAP	—	—	—	—	—

Total	$212,282	$8,490	$115,899	$3,861	$84,032

(1)	We are negotiating with several potential financing sources and anticipate having in place, upon consummation of this offering and the formation transactions, a revolving credit facility and/or other indebtedness secured by mortgages on our hotels, which will be used for general working capital, capital expenditures and acquisitions. These amounts include amounts due under the loan agreements that we will assume in connection with our acquisition of six hotels from Hotel Ventures and includes the proceeds of an assumed $100 million secured acquisition loan we expect to obtain concurrently with the completion of this offering. These amounts do not reflect the senior secured revolving credit facility that we will enter into concurrently with the completion of this offering because we are unable to predict the amounts we will borrow under this facility.
(2)	We have contractual arrangements with multiple suppliers to acquire the goods and services necessary to operate our business. While we do negotiate prices and various terms of these relationships such as payment terms, shipping costs, etc., we do not have an obligation to purchase set quantities or monetary amounts from these suppliers.
(3)	Under the terms of our franchise license agreements, we are obligated to make periodic capital improvements at our hotels. These agreements, however, do not specify the amount we are required to spend in connection with such improvements. During the 60 months following completion of this offering, we anticipate performing approximately $19.4 million of capital improvements at our hotels which relate to obligations under our franchise license agreements. From time to time, we may become obligated to perform additional capital improvements under our franchise license agreements.

Reserve Funds for Capital Expenditures

We strive to maintain each of our hotels in good repair and condition and in conformity with applicable laws and regulations and in accordance with the agreed upon requirements in the management and franchise agreements we enter into with the operators of our hotels and the franchisors. We anticipate that some of our secured lenders after the formation transactions might require the establishment of capital expenditure reserves, which would be in addition to those mentioned above. The secured acquisition loan we will obtain concurrently with the completion of this offering will require us to deposit certain reserves with the lender, including a required repair reserve, real estate tax and insurance premium reserves and a reserve for capital expenditures and replacements of furniture, fixtures and equipment.

Related Party Transactions

Our predecessor engaged, and currently engages, in a number of transactions with related parties, and we may engage in such transactions in the future. The following is a summary of ongoing transactions with related parties that may impact our future operating results. Please see “Certain Relationships and Related Transactions” for a more complete discussion of these and other transactions with related parties.

Relationship With Apollo. We have agreed to perform management functions for four hotels that are controlled by affiliates of Apollo but will not be contributed to us in the formation transactions, and for so doing will collect management fees including an initial yearly base fee in an amount expected to be approximately $0.4 million.

Off-Balance Sheet Arrangements

Our predecessor has not historically had, and we do not currently have, any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. All of our predecessor’s outstanding debt has a variable interest rate. Assuming that we incur, following this offering, $150 million in variable rate debt, a 1.0% fluctuation in interest rate would result in a $1.5 million change in our interest expense.

Although we do not currently utilize any derivative financial instruments, we may in the future use derivative financial instruments to manage, or hedge, interest rate risks related to our borrowings, from lines of credit to medium- and long-term financings. To the extent that we do so, we expect to require that hedging derivative instruments be effective in reducing the interest rate risk exposure that they are designed to hedge. We do not intend to use derivatives for trading or speculative purposes and anticipate that we will only enter into contracts with major financial institutions based on their credit rating and other factors, such as whether or not they have been lenders to us in the past, whether they have been recommended to us by any independent consultants that we engage to advise us on hedging activities, and whether or not the terms proposed by a particular financial institution are competitive with other proposals.

Interest risk amounts are determined by considering the impact of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of the reduced level of overall economic activity that could exist in that environment. Further, in the event of a change of that magnitude, we may take additional actions to further mitigate our exposure to the change, such as reducing our overall leverage level or using additional derivative instruments to further reduce our exposure to variable interest rates. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

Seasonality

The lodging business is seasonal in nature and we experience some seasonality in our business as indicated in the table below. Revenues for hotels in tourist areas generally are greater during tourist season than other times of the year. Quarterly revenues also may be adversely affected by events beyond our control, such as extreme weather conditions, attacks or alerts, SARS, airline strikes, economic factors and other considerations affecting travel. Hotel revenues by quarter during 2004, 2003, 2002 and 2001 were as follows:

	First Quarter	Second Quarter	Third Quarter(1)	Fourth Quarter(1)
	(in thousands)
2004	$16,167
2003	$14,653	$14,980	$12,513	$14,043
2002	$15,058	$16,209	$12,657	$15,089
2001	$15,166	$14,653	$11,071	$13,931

(1)	The third and fourth quarter results for 2001 were significantly affected by the terrorist attacks on September 11, 2001.

To the extent that cash flows from operations are insufficient during any quarter, due to seasonal fluctuations in revenues, we may have to enter into short-term borrowings to make distributions to our shareholders.

Inflation

The leases of our hotels to our TRSs do not contain provisions that would compensate for inflation. In order to keep pace with inflation, our hotel management companies must increase hotel revenues at a rate equal to or greater than the rate of inflation. Their ability to do so, generally by raising room rates, may be limited by competitive pressures. Inflation may also affect our expenses, including, without limitation, by increasing such costs as taxes, property and casualty insurance and utilities.

New Accounting Standards and Accounting Changes

There are no accounting standards or interpretations that have been issued, which we have not yet adopted, that we believe will have a material impact on our financial statements.

OUR BUSINESS AND HOTELS

Our Company

We are a self-advised hospitality real estate investment trust, or REIT, focused on generating sustainable current yield and long-term, risk-adjusted returns to our investors through the ownership and acquisition of quality hotels meeting our investment criteria. Upon completion of this offering and the formation transactions, we will own a diversified portfolio of 34 hotels with 6,829 rooms located in 13 states. We believe the composition of our portfolio will allow us to grow our cash flows during periods of economic recovery, while enabling us to maintain stable cash flows, relative to the general lodging industry, during economic downturns.

We were founded by Apollo Real Estate Advisors, L.P., which we refer to as Apollo, a well-known international private real estate equity fund. Our management is comprised of hotel acquisition veterans and former hotel owner-operators who have invested in and operated hotels through numerous hospitality industry economic cycles and are experienced in adjusting revenue and expense strategies to maximize hotel real estate performance. Rick Koenigsberger, our Chairman, is a current Apollo partner who focuses on the hospitality industry. Edward Rohling, our President and CEO, is a 22-year lodging industry veteran and was one of the founders of Bristol Hotels & Resorts. Prior to its sale in 2000, Bristol Hotels was a New York Stock Exchange listed company that operated 120 hotels containing over 32,000 rooms. John Bailey, our CFO, is currently Prism Hotels’ chief financial officer and was formerly the chief accounting officer of Bristol Hotels.

We seek to distinguish ourselves from other hospitality REITs by using both branded and non-branded management companies to manage our hotels. We are not currently affiliated with any management company and we believe that we therefore avoid potential conflicts of interest associated with the use of an affiliated, captive management company. This lack of affiliation provides us with the flexibility to select a management company for a particular hotel based on our determination of which management company is likely to perform best with that hotel. While we are not currently affiliated with any of our management companies, our operating partnership is permitted, under the terms of our operating partnership agreement, to employ or retain an affiliate of ours or of the operating partnership’s general partner as a management company. The REIT provisions of the Internal Revenue Code, however, may restrict our ability to employ or retain an affiliate of ours or of our general partner as a management company.

Initially, our hotels will be managed by the hotel management arms of Prism Hotels, InterContinental Hotels, Radisson Hotels and Resorts and Wyndham International. Prism Hotels, a leading independent hotel manager based on number of rooms managed in 2003 according to a March 2004 report published by Hotel and Motel Management, will manage 23 of our hotels, which constitute a majority of the hotels in our initial portfolio. Prism Hotels has agreed, except with respect to one hotel which is located in Harrisburg, Pennsylvania and accounted for approximately 2.2% of Prism Hotels’ revenues in 2003, that it will not manage any other hotel within a range of three to 25 miles from our hotels, varying for each hotel. We share an entrepreneurial operating philosophy with Prism Hotels that focuses on revenue generation through direct sales and highly productive hotel level employees, coupled with a disciplined approach to expense control. We expect our other management companies to operate in a manner consistent with this operating philosophy, and therefore we seek to enter into management agreements that provide the management companies with significant incentives to exceed budgeted performance and give us the ability, with limited contractual penalties, to replace management companies that do not perform in line with operational standards reflecting that philosophy.

We believe that the current investment environment for hotels is generally favorable with good prospects for recovery in hotel operating performance due to relatively modest levels of new hotel construction and an improving economy. In making new hotel investments, we generally target full-service hotels in primary and secondary markets throughout the United States. On occasion, we may also consider opportunities in Canada, Mexico or the Caribbean. We expect to generate sustainable current yield and long-term, risk-adjusted returns to investors by acquiring hotels performing below their potential, investing capital to improve their market appeal and functionality, selecting appropriate management and, where appropriate, brands and/or applying active asset management practices to assure operating performance consistent with our vision.

Our acquisition strategy will focus on purchasing quality hotels at a discount to their replacement cost, adjusting for capital expenditures. We will seek to identify hotels that have had above average cyclical operating shortfalls in the past recession and that have, in our opinion, potential for improvement in operating performance.

Our initial portfolio of 34 hotels will have a total of 6,829 rooms. The geographic and brand distribution of the portfolio, by revenue for the year ended December 31, 2003, is shown below. For further information, see “Our Business and Hotels—Our Hotels.”

We did not obtain third party appraisals for any of the hotels that will be in our initial portfolio, including the six hotels that are being contributed to us by AP/APH Ventures. As a result, the consideration we will pay for the hotels in our initial portfolio may exceed their fair market value.

We are self-advised and will own our hotels and conduct our business through our operating partnership and its subsidiaries, including a number of taxable REIT subsidiaries. These taxable REIT subsidiaries will lease our hotels from our operating partnership. Upon completion of this offering and the formation transactions, we will own, directly or indirectly, all of the general and limited partnership interests in our operating partnership. Because of limitations imposed on REITs in operating hotels, our hotels will be operated and managed by third parties.

Our Team

Our management is comprised of hotel acquisition veterans and former hotel owner-operators who have invested and operated through numerous hospitality industry cycles and are experienced in adjusting revenue and expense strategies in response to the environment to maximize hotel real estate performance.

During their careers, our senior executive officers have played significant roles in the following:

•	acquisitions of and investments in hotels with a total transaction value in excess of $6.6 billion, including single hotels, portfolios and hospitality companies;

•	management of more than 120 hotels;

•	the repositioning of over 50 hotels; and

•	approximately $1.6 billion in hotel dispositions.

Our Chairman and our CEO have worked closely together over the last three years, with primary responsibility for Apollo’s direct investment in hotels. Similarly, our CEO and CFO worked together for nine years while at Bristol Hotels and its predecessor and share the experience, operating expertise and vision of the Bristol Hotels culture.

The Bristol Hotels culture can best be characterized as an owner-operator mentality that is highly focused on revenue generation through direct sales and highly productive hotel level employees, coupled with a disciplined approach to expense control. Our CEO was one of the founders of Bristol Hotels and was with Bristol Hotels and its predecessor from 1982 to 1998. Over that time, Bristol Hotels and its predecessor grew from owning a single hotel to become one of the largest owner-operators of hotels in the United States, operating, at its peak, 120 hotels containing over 32,000 rooms. Bristol Hotels’ operating philosophy grew out of its experience during its early years, when it built and successfully operated hotels without the benefit of a nationally-recognized brand or the infrastructure (such as a central reservation system) that a brand provides. Our CEO and CFO had experience during their tenure at Bristol Hotels with negotiating, closing and integrating large acquisitions, including the acquisition of a portfolio with 45 hotels and 15 management contracts and the acquisition of a public company. Many of Bristol Hotels’ acquisitions were of assets that we would describe as higher growth potential assets, which required extensive repositioning. We expect to draw upon our management team’s acquisition, integration and repositioning experience.

Our asset management strategy will be similar to the Bristol Hotels model. Because many members of Prism Hotels’ senior management were formerly at Bristol Hotels, we believe our relationship with Prism Hotels will benefit our shareholders as our management and Prism Hotels will be focused on the same goals. Prism Hotels’ operating philosophy is similar to that of Bristol Hotels, including, among other things, a focus on direct sales and sophisticated revenue management practices.

Prism Hotels also distinguishes itself from branded management companies by focusing on tying increases in its management fees to its success in increasing value for the hotels it manages. This focuses Prism Hotels’ management practices on hotel level operating profit growth to earn performance incentives, rather than creating additional fees that are borne by hotel owners.

Our Strengths

We believe that our business strategy and operating model distinguish us from other owners, operators and acquirors of real estate in the hospitality industry in a number of ways, including:

Sustainable Current Return. We believe the composition of our portfolio, which consists of a combination of core and higher growth potential hotels, will enable us to generate consistent cash flows that we can in turn distribute to our shareholders. From 2000 to 2003, the RevPAR of the hotels in our initial portfolio varied by approximately –3.9% to 5.9% from year to year within this period compared to approximately –6.6% to 6.3% for the general lodging industry during the same period as reported by Smith Travel Research. We believe this demonstrates that our initial hotels will offer a stable base of revenue relative to the general lodging industry. In addition, while we are a newly formed company with no operating history, each of the hotels we will own has an operating history of at least 10 years. The hotels that will comprise our initial portfolio have been encumbered by levels of debt that have required earnings at these hotels to be used predominantly for the payment of interest expense. Upon completion of this offering, these hotels will be encumbered by less debt which, we believe, will allow cash that would have been used to service debt to be available for distributions. Furthermore, we anticipate that prudent use of debt financing, with a target leverage ratio of 45%-55% of asset value, will enable us to continue to devote a relatively higher portion of our operating income/earnings to the payment of distributions than if we had a higher leverage ratio. We expect to obtain, at or prior to the completion of this offering, a $100 million senior secured revolving credit facility, which we expect generally to use to fund future acquisitions. To the extent we utilize this credit facility for other corporate purposes, its use may have an adverse impact on our debt service coverage levels.

Acquisition Opportunities. While Apollo will have no obligations to us and may compete with us for acquisition opportunities after completion of this offering, we anticipate that our management’s extensive contacts and relationships in the industry, as well as our relationships with Apollo and Prism Hotels, will result in attractive opportunities to negotiate and transact directly with hotel sellers, reducing the need to engage in competitive bidding situations. As an example, the two portfolios we are acquiring in our formation transactions were not widely marketed, with no competitive bidding on the portfolio being acquired from Hotel Ventures and only limited preliminary bidding with respect to portions of the Crown portfolio. In addition, the acquisitions of these portfolios primarily resulted from our management’s and also from Apollo’s and Prism Hotels’ industry relationships. Representatives of Prism Hotels informed members of our management of Hotel Ventures’ potential interest in selling their portfolio of hotels. Members of our management, who have relationships with the principals of Hotel Ventures, were able to negotiate the purchase of the portfolio of hotels. The acquisition of the Crown portfolio resulted primarily from the relationship between Apollo and Wachovia Capital Markets, LLC and the discussions between them regarding the Crown portfolio. Members of our management were then able to negotiate the purchase of the portfolio of hotels. We intend to apply the cumulative acquisition experience of our management team to respond flexibly to the differing needs and objectives of different sellers, responding with pricing, terms, and transaction structure appropriate to each. Under our management agreement with Prism Hotels, Prism Hotels has granted us a right of first offer on any acquisition opportunities it identifies. Furthermore, our lack of affiliation with any management company allows for greater flexibility in acquiring owner managed hotels, since we can offer to retain the seller as the management company or, if we choose, substitute another management company. Some of the entities we compete with for acquisitions, however, are larger than we are and have greater resources than we do. These entities may have greater negotiating leverage with the franchisors of hotels we seek to acquire. In addition, because we are a newly-formed company, we do not yet have an established reputation in the marketplace, which could affect our ability to complete acquisitions of additional hotels.

Capitalized for Growth. All of the net proceeds of this offering will be used to finance our formation transactions. Upon completion of the offering, we will have a fully drawn $100 million secured acquisition loan and a $100 million secured revolving credit facility which will be available for working capital purposes and we expect that our initial leverage level will be approximately 33%. We believe that this level of leverage will allow us considerable flexibility to acquire additional hotels before achieving our target leverage of 45% to 55%. We have given a mandate to Banc of America Securities LLC, Wachovia Capital Markets, LLC and their respective affiliates to arrange, syndicate and administer the $100 million senior secured revolving credit facility that we expect to be available for acquisitions and other corporate purposes at or prior to completion of this offering. In addition to this credit facility, we expect to utilize additional sources of capital to finance our growth, which may include additional secured or unsecured indebtedness, joint venture capital, sales of our assets or additional equity offerings.

Performance-Based Contracts. We seek, where practicable, to structure our management agreements to reward management companies for outstanding long-term performance of our hotels, which in turn results in increased cash flow and value to our shareholders. The current management agreements relating to most of our hotels provide for significant incentives to exceed budgeted performance. In addition, our current agreements typically allow us to change management companies with limited contractual penalties, generally requiring that we provide 90 days’ notice of termination, during which period we will be required to continue to pay the management company in accordance with its contract, if performance of the managed hotels does not meet targets set forth in our management agreements. We believe that the profitability of our hotels is likely to increase when our management companies benefit economically from strong performance of our hotels.

Experienced Management Team. Rick Koenigsberger, our Chairman, has 15 years of capital markets and acquisition experience in the lodging and real estate industries. In addition, Edward J. Rohling, our President and CEO, and John Bailey, our CFO, are former hotel owner-operators who have 22 and 15 years, respectively, of experience in hotel ownership, operations and acquisitions. Our senior management team has collectively been involved in the acquisition of and investments in hotels with transaction values in excess of $6.6 billion. We believe this background distinguishes us from other hospitality REITs and should make our management team more effective in the acquisition, integration and active asset management of our portfolio. Our management team, however, has no experience operating a REIT and only limited experience operating a public company.

Positioned for Internal Growth. From 1998 through 2003 approximately $112.2 million was spent on capital improvements to the hotels in our initial portfolio, which represents approximately $16,400 per room. Of this amount, approximately $34.8 million was spent over the last three years and approximately $18.3 million was spent over the last twelve months. We believe the amount invested from 1998 through 2003, which represents approximately 11% of total revenues over that period, is well in excess of what we believe to be typical capital investment of approximately 4% of revenues for comparable hotels. Of the $112.2 million, approximately 60% represents items that can be considered long-term improvements (those having a depreciable life of 15 or more years). We believe that, despite our predecessor’s history of losses, these investments will enhance the performance of our hotels beyond the growth that we would expect to occur simply as a result of an improving economy. Some of the hotels in our initial portfolio, however, will require more intensive application of our strategies in order to achieve improvements in operating performance. These strategies may include changing management companies, redirecting marketing efforts or implementing cost reductions, which generally do not require capital expenditures. During the 60 months following the completion of this offering, we anticipate performing approximately $19.4 million of capital improvements to our hotels, some of which relate to obligations arising under our franchise license agreements as a result of the formation transactions.

Our Strategy

Portfolio Strategy

In order to achieve our objective of generating sustainable current yield and long-term, risk-adjusted returns to our shareholders, we intend to balance our portfolio between hotels that offer a stable base of revenue with growth potential, which we refer to as our core hotels, and hotels that offer opportunities for improvement in operating performance, which we refer to as higher growth potential hotels.

Core Hotels. We believe these hotels, including the core hotels in our initial portfolio, generally:

•	have less fluctuation from period to period in RevPAR relative to industry trends;

•	offer potential for growth; and

•	have strong competitive positions in their respective markets.

Our 27 core hotels represent approximately two-thirds of our initial portfolio’s pro forma 2003 revenues. For the fiscal quarter ended April 30, 2004 with respect to the hotels being acquired from Crown and March 31, 2004 with respect to the other hotels in our initial portfolio, the average occupancy rate for our core hotels was approximately 62.0%, the ADR was $69.85 and the RevPAR was $43.28, representing changes from the same periods in 2003 of –0.2%, 3.2% and 3.0%, respectively. In assessing acquisitions of core hotels, we will seek to identify characteristics that lend themselves to our active asset management, including our direct sales focus, our prudent use of capital to improve each hotel’s market position and our consistent focus on strictly controlling operating costs.

Higher Growth Potential Hotels. We believe these hotels, including the higher growth potential hotels in our initial portfolio, generally:

•	offer potential for improved cash flow and profitability through, among others, one or both of the following characteristics:

•	specific market growth dynamics; or

•	return on recent investment capital expenditures; and

•	require more intensive application of strategies such as redevelopment, rebranding and repositioning, which would require additional capital expenditures.

In addition to some or all of the core hotel characteristics discussed above, in assessing acquisitions of higher growth potential hotels, we will also look for hotels that present opportunities for enhanced cash flow from some or all of the following:

•	improved marketing or market positioning;

•	improved demand from identifiable local sources of growth;

•	rebranding;

•	correction of historical under-investment in the hotel in the form of targeted capital expenditures; and

•	creation of additional amenities or greater operating efficiency as a result of redevelopment.

Higher growth potential hotels represent approximately one-third of our initial portfolio’s pro forma 2003 revenues. For the fiscal quarter ended April 30, 2004 with respect to the hotels being acquired from Crown and March 31, 2004 with respect to the other hotels in our initial portfolio, the average occupancy rate for our higher growth potential hotels was approximately 57.4%, the ADR was $97.42 and the RevPAR was $55.96, representing changes from the same period in 2003 of 7.6%, 0.8% and 8.4%, respectively. In assessing future changes to our portfolio (whether through acquisitions or dispositions), we will consider the impact to our portfolio balance between core and higher growth potential hotels, giving consideration to the trade-offs between risk and return that each hotel type presents at the time. In future purchases of higher growth potential hotels, we will seek opportunities to generate enhancements to long-term returns commensurate with the added risk of successfully implementing the more intensive asset management strategies these hotels require. We currently anticipate that future acquisitions will increase the portfolio weighting toward higher growth potential hotels as compared to current levels, such that over time our higher growth potential hotels will represent more than 50% of our total revenues.

Acquisition Strategy

In making new hotel investments, we generally intend to target full-service hotels in primary and secondary markets throughout the United States. On occasion, we may also consider opportunities in Canada, Mexico or the Caribbean. Our growth strategy is to acquire hotels that will be responsive to our active asset management. We will also seek to identify hotels that have experienced above average cyclical operating shortfalls in the past recession and that have, in our opinion, potential for improvement in operating performance. We will consider a broad range of locations, assessing potential acquisitions based on the depth of market demand, supply constraints, competition and available returns. We will seek to acquire hotels at a discount, after capital expenditures, to replacement cost, which we believe:

•	makes further construction of hotels in the same market less likely, as developers expending full replacement cost would face lower returns; and

•	allows us to achieve higher returns than competitors that have developed hotels or paid full replacement cost, if we choose to charge the same room rates as these competitors.

We believe that the purchase price for our initial portfolio represents a discount to the replacement cost for the portfolio being acquired, although we have not assessed this on a hotel by hotel basis. Our lack of affiliation with any management company will allow for greater flexibility in acquiring owner-managed hotels since we can offer to retain the seller as the management company or, if we choose, substitute another management company.

We will primarily focus on acquisition opportunities that we can negotiate directly with the seller, as opposed to participating in competitive processes with other prospective buyers. We believe that our management’s industry relationships, including our management’s relationships with Apollo and Prism Hotels, are significant advantages in identifying and accessing such acquisition opportunities. As an example, the Crown and Hotel Ventures portfolios were not widely marketed and the acquisitions of these portfolios resulted primarily from our management’s and also from Apollo’s and Prism Hotels’ industry relationships.

The difficult operating environment of recent years has produced a dramatic increase in the number of hotel owners unable to meet their debt service obligations to their current lenders, or struggling to do so. We believe that this heightened level of financial distress, as well as our relationship with Prism Hotels, which manages a significant number of hotels for the special servicers of commercial mortgage-backed securities, will lead to increased opportunities to acquire hotels at favorable prices.

Given our desire to manage our overall risk profile, we do not currently anticipate investing in hotels facing significant operating distress, which we characterize as hotels that have little or negative cash flow and, unlike our higher growth potential hotels, do not have the characteristics such as specific market growth dynamics or recent return on investment capital expenditures that may allow for improvements in operating performance. When we acquire portfolios, however, there may be some individual hotels that are experiencing significant operating distress. Investments in hotels facing significant operating distress are typically pursued by opportunistic real estate investors. We believe that while offering the possibility of very high returns, these investments subject the buyer to levels of risk that are higher than we generally intend to assume. We may, however, consider such investments if we perceive that the level of risk is acceptable relative to the returns such acquisitions offer. The Tallahassee Ramada Inn and Conference Center, which is being contributed to us by AP/APH Ventures, had a net operating loss in 2003. This hotel has undergone renovations in the past year and we anticipate improved performance of the hotel as a result.

Investment Process

We intend to implement our acquisition strategy through the following investment process, although the policies regarding our investment process may be amended or revised from time to time at the discretion of our Board of Trustees, without a vote of our shareholders. It is our policy to acquire properties primarily for income rather than for possible capital gain.

Investment Criteria/Hotel Review. In deciding which hotel investment opportunities to pursue, we will consider the following criteria, although no single factor by itself will be determinative:

•	Operating Performance—We will seek hotels that have either shown a solid operating performance or that we believe will have improved revenue and operating margins through strategic changes in operations or market positioning.

•	Market Analysis—Our market analysis will entail in-depth evaluation of macro- and micro-economic market forces affecting the lodging industry in a given market and the specific sub-market. We will process data obtained from numerous industry sources that focus on anticipated new supply, changes in demand patterns, brand expansion plans, performance of key corporations, government initiatives and essential hotel performance data (e.g., ADR, occupancy and RevPAR).

•	Management—We prefer the hotel to be unencumbered by long-term management agreements.

•	Physical Condition—The condition of the hotel that is acceptable to us will depend on the pricing structure. Major property improvement plans or renovations will be acceptable if the pricing adequately reflects the need for investment related to such renovations.

•	Room Demand Generators—We will seek hotels that have either a diversified base of room demand generators or that we believe can be repositioned to capitalize on shifting the hotel’s guest mix in ways to improve operating performance.

•	Competition—We will seek hotels in areas that lack a substantial new supply of hotel rooms, appear resilient to down markets and that have either an existing broad demand or a growing demand base.

•	Number of Rooms—We will seek to acquire or invest in hotels that, in general, have at least 200 rooms.

•	Amenities—We prefer hotels that have amenities (food and beverage, meeting space, fitness equipment, parking, etc.) consistent with the needs of their targeted customers.

•	Franchise Affiliations—We will consider hotels that are affiliated with major brands as well as independents.

•	Ownership Structure—We prefer hotels with a fee simple title.

The hotels in our initial portfolio are consistent with our investment criteria.

Due Diligence Review. After we identify a potential investment, a due diligence team, consisting of in-house personnel and third parties, such as outside legal counsel, investment bankers, environmental consultants, structural engineers and accountants, will conduct detailed due diligence to assess the potential investment. For future acquisitions we will rely on these types of third parties, none of which we anticipate will be affiliates of ours, to assist us in our due diligence review of acquisitions. This due diligence team will follow underwriting guidelines and will review a list of hotel-level issues, including:

•	hotel financials;

•	hotel condition and the need for capital expenditures;

•	certain environmental issues, including hazardous substance contamination;

•	ADA compliance;

•	title surveys;

•	competitive position;

•	brand;

•	market assessment;

•	advance booking reports; and

•	marketing plans.

Management Company Input. Wherever possible, we will seek to include our hotel management companies in the underwriting and due diligence process. We believe that early involvement of the management companies provides greater assurance that all relevant operational risks will be identified as early as possible and factored into acquisition pricing, that underwriting assumptions will be fully consistent with operational expectations and that post-acquisition hotel management benchmarks will be set appropriately.

Transaction Structuring. We intend to apply the cumulative acquisition experience of our management team to respond flexibly to the differing needs and objectives of different sellers, responding with pricing, terms, and a transaction structure appropriate to each. Although we expect the majority of our investments to be “fee” investments, in some instances, we will own hotels through long-term leasehold interests. There are no limitations on the amount or percentage of our total assets that may be invested in any one hotel or on the number or amount of mortgages that may be placed on any one hotel. Additionally, no limits have been set on the concentration of investments in any one location.

Operating Strategy

Our operating strategy is to engage in active asset management which includes, among others, the following principles:

Multiple Unaffiliated Management Companies. We use both branded and non-branded management companies to manage our hotels. We generally intend to base our choice of management company on our determination of which management company will perform best with a particular hotel. We will allocate management contracts based on selective criteria that are intended to maximize each hotel’s financial performance. These criteria include:

•	brand selection;

•	marketing and sales capabilities;

•	performance in areas requiring the greatest level of improvement at each particular hotel (i.e., revenue, cost control, service standards);

•	operating synergies with other owned hotels and historical performance in similar markets or circumstances;

•	management company expectations; and

•	consideration of other financial concessions by management companies such as guarantees, cash, and others.

We are not and will not be obligated to use any particular management company for any particular hotel.

Alignment of Interests. We believe that our efforts to properly align our management companies’ interests with our own interests through performance-based contracts distinguish us in the hotel REIT sector. Most of our management agreements provide for significant incentives to exceed budgeted performance. In many cases these incentives are based on cumulative performance over an extended period (typically three to five years). However, continuation of these management contracts is dependent upon production of satisfactory results to us because we have the ability to remove the management companies on short notice with limited contractual penalties. We believe this combination of performance incentives and our ability to replace our management companies best aligns the interests of our management companies with our interests.

We also require our management companies to adhere to operating policies consistent with a shared value creation philosophy, which includes:

•	sales targeting corporate entities and other demand generators in the markets in which the hotels operate with direct sales efforts;

•	using sophisticated revenue management tactics;

•	increasing revenues and reducing costs by operating profitable, high quality food and beverage businesses;

•	monitoring labor productivity on an hourly, daily, weekly and monthly basis;

•	establishing internal controls and procedures for cost control;

•	operating with lean hotel-level management structures, minimizing multiple layers of management;

•	placing of staff at their proficiency level, not below it;

•	achieving a culture of one person doing one job;

•	eliminating tasks that do not enhance the hotel performance;

•	minimizing bureaucracy by encouraging decisiveness, accountability and development of all management level employees; and

•	providing wages and benefits competitive with the local marketplace and not designed to enhance the brand or the management company’s image and appeal.

Hotel-Specific Business Planning. As part of our acquisition process and in conjunction with our management companies, we intend to develop a multi-year business plan for each hotel. The plan will define the specific strategies our management companies will employ to produce improved operating results at the hotel. These strategies include:

•	Local catalyst strategy: We will seek to identify hotels where prices do not fully reflect increased demand which we believe will result from developments in their local markets, such as adjacent development projects that attract additional businesses or residents, redevelopment efforts that revitalize the surrounding area and construction or expansion of convention centers.

•	Direct sales strategy: Central to our operating strategy is our belief that local businesses, universities, military bases and other local employers represent an important source of demand which hotel management companies do not always sufficiently exploit. We chose to acquire most of our hotels because we believe their performance will improve with a strengthened direct sales effort augmenting the hotels’ existing brand and Internet marketing and sales efforts. We expect our management companies to establish a strong local sales presence, or field presence, by creating exceptionally close ties between the local demand generators (such as major employers) and the hotel-based management team. We will work to ingrain this direct sales approach in our management companies’ culture and to establish expectation benchmarks for successful direct sales efforts.

•	Group meeting strategy: We will look for hotels with a large amount of meeting space which can service a variety of group meeting needs. With such hotels, we will seek to gain market share from local competitors through improved service, and physical enhancements to the meeting space and the hotel, among other measures. In such efforts we will put particular emphasis on marketing to and enhancing relationships with corporate meeting planners.

•	Revenue management strategy: We will seek to acquire hotels that we believe can benefit from more aggressive and sophisticated revenue management systems and procedures. We will select hotel management companies for such hotels in part based on their ability to improve on the hotel’s revenues by optimizing its customer mix with revenue management techniques.

•	Cost/Margin strategy: We will also target for acquisition hotels where we believe profitability can be improved through more rigorous control of operating expenses. We believe in many cases labor costs represent the most important source of potential savings.

Benchmarking. In developing hotel business plans with our management companies, we intend to establish appropriate performance benchmarks for their management agreements. These benchmarks may include:

•	occupancy, ADR and RevPAR performance comparisons to the local competitive hotels, to the brand’s regional and national performance and to the hotel’s past performance;

•	food, beverage, communications and other revenues per occupied room compared to industry, brand and local competitive benchmarks;

•	expense ratios for all operating expense line items of rooms, food, beverage and other expenses as compared to the best performers in our portfolio, to levels set based on either our or our hotel management company’s experience, and compared to regional and national standards;

•	comparisons of specific administrative and general expenses to the most cost effective practices, contracts and structures that we have experienced and observed;

•	hotel maintenance salaries and benefits compared on a per occupied and per available room basis compared to similar hotels realizing a high standard of routine preventive maintenance; and

•	comparisons of utility expenses to a standard of continuous improvement through operational and technological energy saving practices and utility rate negotiations.

We will monitor each hotel’s financial performance against the benchmarks described above during regular performance reviews. Each element of performance described above will be reviewed during this process.

Reviews will focus on successes consistent with business plan expectations, circumstances that have changed since budget preparation and any revised action plans to accommodate the current situations. Each hotel level or management company management team will prepare a written monthly report identifying material shortfalls to budget and to identify actions that are designed to bring performance back to budgeted levels.

Prudent Use of Capital. A key part of our active asset management philosophy will be to focus our capital expenditures on those investments with the greatest potential to generate improved returns. Decisions to make capital improvements are based on an expectation that following the improvement the management company will achieve performance improvements in revenue penetration, food and beverage revenue and profit growth, cost management, energy savings or other areas. We will assess capital expenditure opportunities for their potential returns on investment. Following the completion of a capital project, we will examine its actual impact on returns.

Disciplined Disposition Process. As a component of our active asset management approach, we intend to regularly review our portfolio for potential disposition candidates, and may seek to sell a hotel, possibly at a price lower than what we paid for it, if conditions, such as the dynamics of the market in which the hotel is located or attributes of the hotel itself, such as its physical condition, suggest that the hotel has limited growth potential, presents material risk of deterioration in operating performance or has suffered a loss in value that we do not believe is recoverable. Limited growth potential or deterioration in operating performance could result from a number of factors, including:

•	new room supply that exceeds demand growth in a particular market;

•	a reduction in demand growth caused by companies located in the market closing or due to a decline in corporate and leisure travel; or

•	increases in expenses that are beyond the direct control of management such as insurance or tax costs.

This strategy allows us to better deploy our capital into attractive investments and will allow us to recycle capital at times when funds for acquisitions are not readily available. In connection with portfolio acquisitions, we will generate value at hotels that do not fit our strategy and which we do not intend to hold long-term so as to allow for timely disposition on acceptable terms.

Financial Strategy

Use of Leverage. We intend to maintain our financial flexibility through prudent use of leverage. Our initial leverage (as measured by debt to total market capitalization) will be approximately 33%. We believe that this level of leverage allows us considerable flexibility to acquire additional hotels before achieving our target leverage of 45%-55%. While we expect to manage our exposure to variable rate debt by obtaining fixed rate debt and potentially engaging in hedging activities, we do not currently have a target ratio of fixed to variable rate debt.

Financing our Growth. In considering appropriate sources of new financing for attractive investment opportunities, we will consider all alternatives, including methods that reduce the amount we need to raise from the public capital markets, such as the use of joint venture capital and the sale of existing hotels. If we were to engage in joint ventures, however, we would not have sole decision-making authority. As a result, there is a potential for impasses on decisions. We would also face the possibility that co-venturers may fail to fund their share of the required capital contributions or become bankrupt. Disputes between us and co-venturers may result in litigation or arbitration that could increase our expenses and prevent our officers and directors from focusing on our business. Also, we may be liable for the actions of our co-venturers in certain circumstances.

Secured Debt. As described below, we have given lenders a mandate to arrange a secured revolving credit facility and to provide a secured acquisition loan that will be in place at or prior to the completion of this offering.

Secured Revolving Credit Facility

We have given Banc of America Securities LLC and Wachovia Capital Markets, LLC a mandate to arrange a three-year, $100 million senior secured revolving credit facility that we expect to be in place at or prior to completion of this offering. Bank of America, N.A., Wachovia Bank, N.A. and Royal Bank of Canada are expected to be lenders under this facility. We will have the option to increase the facility up to $150 million subject to additional lender commitments. The facility will bear interest at LIBOR plus the applicable margin of 2.75% or the prime rate. The credit facility is subject to various covenants and conditions typical of a loan of this type, including, among others, financial covenants based on a minimum fixed charge coverage ratio, a minimum tangible net worth, a maximum leverage ratio, a borrowing base coverage ratio and a maximum distribution limitation. We will pay a fee on the unused amount of the facility ranging from 0.25% to 0.50%. Our operating partnership will be the borrower under the facility and Capital Lodging, along with various of our subsidiaries, will guarantee the obligations. We expect to use the facility, among other purposes, to finance the acquisition of hotels, fund property improvements and capital expenditures and provide working capital for other corporate purposes. Commitments to the facility will be contingent upon, among other things, the negotiation of definitive documentation, and satisfactory conditions precedent that are customary for facilities of this type and including the completion of this offering with gross cash proceeds to us of at least $200 million.

Secured Acquisition Loan

We have given Bank of America, N.A. a mandate to provide a three-year secured acquisition loan, subject to two one-year extensions at our option, the proceeds of which we will utilize to fund a portion of the purchase price for our formation transactions. The borrowers under this loan will be one or more special-purpose, bankruptcy remote entities, which we will directly or indirectly own and control. Our operating partnership will be liable, together with the borrowers, for certain non-recourse carveouts that are typical of loans of this type. At our option, the loan will either be for $90 or $100 million. The loan will be secured by first priority liens and security interests on 20 of our hotels and pledges of the equity interests of the entities that own these hotels. This loan will bear interest at an annual rate of LIBOR plus either 2.85%, if we borrow $90 million, or 3.50%, if we borrow $100 million. We will be required to obtain and deliver to the lender an interest rate protection agreement that will cap LIBOR, for the entire principal amount of the loan, at either 5.80%, if we borrow $90 million, or 5.00%, if we borrow $100 million. We will be prohibited from prepaying the loan prior to the first anniversary of obtaining it and will have to pay a prepayment penalty of 1.0% if we prepay the loan prior to its second anniversary. The loan will require us to deposit certain reserves with the lender, including a required repair reserve, real estate tax and insurance premium reserves and a reserve for capital expenditures and replacements of furniture, fixtures and equipment. We expect to pay an origination fee of 1.0% of the loan amount upon closing. We expect the commitment to be contingent upon the lack of material adverse changes and litigation with respect to us and the pledged properties.

Dividend. In order to qualify as a REIT, we are required to distribute all or substantially all of our REIT taxable income. We will strive to increase our dividend over time, but only when we believe we can do so on a sustainable basis.

Market Opportunity

Lodging Fundamentals

We believe that the current lodging environment represents an opportune time to invest in U.S. hotels, due to a variety of economic and market factors.

Demand Growth. Growth in demand for hotel rooms has historically shown a meaningful, long-term direct correlation to growth in United States Gross Domestic Product (GDP). From 1988-2000, demand for hotel rooms grew at an average annual rate of approximately 2.6% corresponding closely to the 3.2% annual growth rate in GDP. In the past several years, however, growth for demand in hotel rooms has been at a significantly lower rate than growth in GDP. In 2001, demand growth was negative 3.5% vs. positive GDP growth of 0.3%.

In the past, the lodging industry experienced year over year decline only in 1991 and 2001, the years corresponding with the Gulf War and the events of September 11, 2001, respectively. During 2001, the lodging industry experienced the worst negative demand trend to have affected the industry in decades, which we believe was due in large part to traveler concerns in the wake of the events of September 11, 2001 and to a lag in growth that typically follows periods of general economic recovery. We expect that demand for hotel rooms will eventually show growth at a rate corresponding to GDP, particularly as traveler safety concerns abate and the typical lag of this demand behind the pace of a general economic recovery expires. We believe that as demand growth reverts to its long-term trend line, demand growth in the near to intermediate term will be at a rate well in excess of the long-term historical average.

Lagging Supply. We believe that excessive construction of new hotels has contributed to past lodging industry downturns. During the peak years of the most recent hotel construction cycle 1997-2000, supply growth (as measured by new hotel rooms at the end of the year vs. the previous year) exceeded the long-term historical average annual supply growth of 2.4%. Due to the length of time to construct new hotels, additional supply was delivered after September 11, 2001 despite the immediate change in demand, exacerbating the downturn. Since the peak in 1997, new construction has reduced substantially. If this trend continues, a slower growth in supply of new rooms and incremental increases in demand should produce a greater improvement on occupancy and average rates at existing hotels.

Occupancy, ADR and RevPAR. Similar to demand growth, we believe that growth in occupancy, ADR and RevPAR are currently below long-term trends. For the first time since 1930-1933, nominal ADR for the

U.S. lodging industry declined in three consecutive years. A reversion to the long-term trend would imply a significant improvement in these critical determinants of hotel profitability. We have concluded that the future trend over the next two and a half years in lodging is an environment of growing demand coupled with slowing rates of supply growth, resulting in increases in occupancy rates. We believe that hotel average room rates are responsive to occupancy increases and the result will be a growth in RevPAR. RevPAR growth in 2005 is expected to be lower than the growth in 2004. Our expectations for demand growth are based on the realignment of the correlation between demand for hotel rooms with GDP growth which should produce increases in demand for hotel rooms nationally. While the individual markets in which we own our hotels may lead or lag the national trends, we expect to participate in the recovery in demand growth. PricewaterhouseCoopers, one of the sources we have used for the industry information presented below, expects lower growth in occupancy rates in the “midscale with food and beverage” segment, as defined by Smith Travel Research, as compared to the overall national trend in the lodging industry. A majority of the hotels in our portfolio are in the midscale with food and beverage segment.

The dotted lines in the following three graphs represent the trend which would have existed if the historical trend from 1988 to 2000 had continued.

Outlook. We expect new hotel construction to remain at modest levels over the next several years. According to the PPR Hotel Fundamentals Report by Property & Portfolio Research for the first quarter of 2004, construction completions for the year ending 2003 totaled 33,490 rooms, representing a 38% decline from the average level of the previous two years. Property & Portfolio Research projects completions for the upcoming two years to average 28,625 rooms annually, and supply additions to average 1.4% of inventory from 2004 to 2008. In addition, we expect hotel demand to sustain its recent recovery. According to Property & Portfolio Research, new demand totaling approximately 47,000 rooms year-over-year as of the first quarter 2004 compared with room demand growth of approximately 18,000 rooms for the same period a year earlier. From 2004 to 2008, Property & Portfolio Research expects demand growth to average a healthier 47,890 rooms per year. As a result, Property & Portfolio Research expects a significant increase in national occupancies, which it forecasts to rise by 5.4% from first quarter 2004 levels to 68% by 2008.

In addition, we believe that hotel profitability will also grow due to improvement in hotel operating margins. According to the 2004 P&L Forecast published by the Hospitality Research Group of PKF Consulting, gross operating profit margins are projected to increase 5.6% in 2004 over 2003. Gross operating profit margins for full service hotels and limited service hotels are expected to increase 8.2% and 4.9%, respectively, in 2004 over 2003. We believe that the potential opportunity for improvement in hotels revenues and operating margins suggests a favorable time for hotel investment.

Our Management Companies

Initially, four unaffiliated management companies will manage hotels in our portfolio.

Management Companies	Hotels	Rooms	% of Rooms	% of 2003 Revenues
Prism Hotels	23	3,583	52.5%	50.3%
InterContinental Hotels	6	1,521	22.3%	20.1%
Radisson	3	963	14.1%	11.3%
Wyndham International	2	762	11.1%	18.3%

Total	34	6,829	100.0%	100.0%

Management Agreements

We will have management agreements with Prism Hotels, InterContinental Hotels, Radisson Hotels and Resorts and Wyndham International.

Approved Non-branded Management Company Relationship: Prism Hotels. The hotel management arm of Prism Hotels, which will initially manage 23 of our hotels, is one of our approved, non-branded management companies. Prism Hotels is not affiliated with us and neither we nor any members of our management or Board of Trustees have an ownership interest in Prism Hotels. We share with Prism Hotels an entrepreneurial operating philosophy that is based, in part, on our shared experiences at Bristol Hotels, and focuses on revenue generation through direct sales and highly productive hotel managers and hotel level employees, coupled with a disciplined approach to expense control.

Over the past five years, Prism Hotels has managed more than 80 different hotels under at least 10 major franchises. Prism Hotels currently has 40 hotels under management, including one of the hotels being contributed to us by AP/APH Ventures. Prism Hotels has approximately 2,500 employees located in the hotels it manages and 41 employees in its home office. Prism Hotels’ management team includes 13 former Bristol Hotels managers, with an average of 14 years of experience together while with Bristol Hotels. Prism Hotels was founded in 1983, and in 1999 it began managing hotels for institutional lenders and special servicers. Hotels that Prism Hotels has managed and/or developed include Preferred, Holiday Inn, Hyatt, Omni, Marriott, Hilton, Sheraton Four Points, Ramada, and Days Inn, as well as numerous independents.

Upon completion of the formation transactions, we will have entered into management agreements with Prism Hotels which provides that Prism Hotels will have complete control and authority over the day-to-day operations over the hotels it manages for us, and further provides as follows:

•	Prism Hotels will initially manage 23 of our hotels, on a five-year contract;

•	management of the hotels will be consistent with standards imposed by our franchise agreements, provided, however, Prism Hotels will have the ability to modify operational standards as may be reasonable for the operation of hotels;

•	the management agreement provides for attractive incentive fees to be paid for exceeding expectations on a consolidated basis;

•	management fees to be paid to Prism Hotels include a monthly fee equal to 3% of total revenues, reimbursement of any out-of-pocket expenses and annual incentive fees based on net operating income which are not to exceed 3% of the total revenues of all of the hotels subject to the agreements in the aggregate;

•	Prism Hotels will also receive compensation in consideration of its management of any capital expenditure projects at any of the hotels it manages;

•	we may terminate the management agreements in their entirety and/or with respect to any single hotel, upon 90 days’ written notice, without penalty, in the event Prism Hotels fails to satisfy the performance targets set forth in the management agreements;

•	we may terminate the management agreements in their entirety and/or with respect to any single hotel without cause, prior to the expiration of the term upon at least 60 days’ prior written notice to Prism Hotels, and upon payment of an early termination fee equal to between six and 24 times the average monthly base fee for the previous 12 months;

•	Prism Hotels may terminate the management agreements in their entirety, without cause, prior to the expiration of the term upon at least 180 days’ notice to us, provided that we may delay such termination and Prism Hotels will forfeit any incentive fees or warrants;

•	Prism Hotels will also receive common shares, valued at $200,000, subject to restrictions on vesting such that 20% will vest on the third anniversary, 30% on the fourth anniversary and 50% on the fifth anniversary of the date the shares are issued;

•	Prism Hotels has agreed, except with respect to one hotel which is located in Harrisburg, Pennsylvania and accounted for approximately 2.2% of Prism Hotel’s revenues in 2003, not to manage any hotels within a range of three to 25 miles from our hotels, varying for each hotel;

•	Prism Hotels has agreed not to manage any hotels for any other publicly traded hotel REIT, except for one hotel as to which it has an ongoing relationship; and

•	Prism Hotels has granted us a right of first offer on any acquisition opportunities it identifies.

Terms of InterContinental Hotels agreement. Upon completion of the formation transactions, we will receive from Hotel Venture East, LP, and Hotel Venture West, LP, assignments of their interest in six management agreements with InterContinental Hotels, each of which provides that InterContinental Hotels will have complete control and authority over the day-to-day operations of the respective hotels, and further provides as follows:

•	the initial term expires in 2012;

•	fees to be paid to InterContinental Hotels include a management fee equal to 3% of the hotel’s adjusted gross revenues, and an incentive fee equal to 25% of the amount, if any, by which the hotel’s actual gross operating profit in each fiscal year exceeds the hotel’s actual gross operating profit for fiscal year 2003, adjusted annually by the appropriate consumer price index factor;

•	the management agreements can be terminated by us on short notice with no contractual penalties if we are not in default and specified financial performance tests are not met by the hotel for any fiscal year, subject to InterContinental’s right to cure any such performance shortfall and repayment of the enhancement fees described below;

•	if InterContinental Hotels’ services are terminated as to any hotel, for any reason other than for cause, InterContinental Hotels will be entitled to a termination fee equal to the management fees earned with respect to that hotel in the most recent fiscal year;

•	in addition to any termination fee which may be due as described in the preceding paragraph with respect to the termination of management services at any hotel, the unamortized portion of a $500,000 financial enhancement fee which was paid in cash to the predecessor of Hotel Venture East, LP, and Hotel Venture West, LP, as an incentive for that entity to enter into the management agreements in 2002, which enhancement fee is fully amortized during the term of each management agreement with InterContinental, must be repaid to InterContinental upon any termination of any management agreement with InterContinental by either party for any reason; this enhancement fee was paid by InterContinental to the former hotel owners upon execution of each of the management agreements; and

•	we have agreed to observe certain brand standards in effect for Holiday Inn hotels and participate in quality programs.

Terms of Wyndham International agreement. Upon completion of the formation transactions, we will have two management agreements with Wyndham International, each of which provides that Wyndham International will have complete control and authority over the day-to-day operations of the respective hotels, and further provide as follows:

•	the initial term expires September 1, 2006;

•	management fees to be paid to Wyndham International include a monthly base fee equal to 2% of gross revenue, and an annual incentive fee is equal to 10% of the amount, if any, by which net operating income for such operating year exceeds specified minimum amounts;

•	we have a special right to terminate without cause, at any time, upon at least 90 days’ prior written notice and payment of a termination fee equal to three times the average monthly base fee for the prior year; and

•	Wyndham International has a special right to terminate with no right to receive a termination fee, if we sell or transfer the hotel and assign the management agreement in a transaction consented to by Wyndham International and in which the transferee is affiliated with, but is not itself, another hotel manager or franchisor.

Terms of Radisson agreement. Upon completion of the formation transactions, we will have three management agreements with Radisson, each of which has both management and franchise related provisions, and provides that Radisson will have complete control and authority over the day-to-day operations of the respective hotels, and further include provisions for the management of the hotels as follows:

•	the initial term expires September 1, 2006;

•	management fees are paid to Radisson in an amount equal to 3.5% of daily gross revenue (which includes the franchise fees we pay to Radisson), plus 10% of any amount by which net operating income for the applicable hotel for a fiscal year exceeds a specified amount;

•	we may terminate the management agreement in connection with a sale of the hotel to a third party upon 90 days’ prior written notice, or if we sell the hotel without terminating the management agreement with Radisson’s prior written consent and satisfaction of specified conditions including payment of a non-refundable transfer fee of $10,000 subject to annual increases of 5%;

•	we may terminate the management agreements without cause at any time upon at least 90 days’ prior written notice and payment to Radisson of an amount equal to three times the average monthly base management fee, provided that Radisson’s right of first offer shall survive for the next six months;

•	the management agreements can be terminated on short notice with no contractual penalties if specified financial performance tests are not met by the hotel for any fiscal year, subject to Radisson’s right to cure any such performance shortfall; and

•	if we elect to sell any of the hotels, Radisson will have a 30-day right of first offer to buy the hotel on the same terms for 97% of the offered price, which right survives for six months after any termination or expiration of the management agreement.

Our Hotels

For the first quarter ended April 30, 2004 with respect to the hotels being acquired from Crown and March 31, 2004 with respect to the other hotels in our initial portfolio, the average occupancy rate for our 34 initial hotels was 60.6%, the ADR was $77.78 and the RevPAR was $47.13. For the fiscal year ended January 31, 2004 with respect to the hotels being acquired from Crown and December 31, 2003 with respect to the other hotels in our initial portfolio, the average occupancy rate for our initial hotels was 62.4%, the ADR was $74.57 and the average daily RevPAR was $46.54.

Presented below is summary information regarding our hotels (listed in order of revenues for the most recently completed fiscal year).

Hotel	Location	Year Built/ Last Renovated	Number of Rooms	Meeting Space (square feet)	Management Company
Higher Growth Potential Hotels
Wyndham Palm Springs	Palm Springs, CA	1987/2004	410	30,000	Wyndham International
Wyndham St. Anthony	San Antonio, TX	1909/2003	352	19,882	Wyndham International
Radisson Branson	Branson, MO	1994/2003	472	15,000	Radisson Hotels and Resorts
Radisson North Central Dallas	Dallas, TX	1969/2003	293	13,000	Radisson Hotels and Resorts
Radisson Stockton	Stockton, CA	1980/2004	198	13,023	Radisson Hotels and Resorts
Bensalem Courtyard by Marriott	Bensalem, PA	1988/2003	167	2,068	Prism Hotels
Charlotte University Holiday Inn	Charlotte, NC	1989/1999	174	2,332	Prism Hotels

			2,066	95,305
Core Hotels
Billings Holiday Inn	Billings, MT	1972/1999	317	50,370	InterContinental Hotels
Atlanta Holiday Inn (Downtown)	Atlanta, GA	1985/1999	260	2,508	Prism Hotels
Wyndham Garden University Place Pittsburgh	Pittsburgh, PA	1972/1999	198	6,236	Prism Hotels
Frederick Holiday Inn and Conference Center	Frederick, MD	1979/2000	155	14,722	Prism Hotels
Fort Smith—City Center Holiday Inn	Fort Smith, AR	1986/1999	255	15,000	InterContinental Hotels
Lubbock Hotel & Tower Holiday Inn	Lubbock, TX	1982/1999	293	15,000	InterContinental Hotels
Cheyenne Holiday Inn	Cheyenne, WY	1981/1999	244	12,360	InterContinental Hotels
York Holiday Inn	York, PA	1982/2001	180	10,645	Prism Hotels
Greensburg Four Points by Sheraton	Greensburg, PA	1978/1999	146	11,505	Prism Hotels
Lubbock Park Plaza Holiday Inn	Lubbock, TX	1985/1999	202	25,000	InterContinental Hotels
Fresno Airport Holiday Inn	Fresno, CA	1973/1999	210	8,508	InterContinental Hotels
Charlotte Airport Holiday Inn	Charlotte, NC	1970/1999	212	4,662	Prism Hotels
Beaver Falls Holiday Inn	Beaver Falls, PA	1966/1999	156	6,674	Prism Hotels
Indiana Holiday Inn	Indiana, PA	1965/1996	158	8,109	Prism Hotels
Wyndham Garden Raleigh/Durham	Durham, NC	1989/2000	175	6,294	Prism Hotels
Tallahassee Ramada Inn and Conference Center	Tallahassee, FL	1985/2003	200	6,600	Prism Hotels
Uniontown Holiday Inn	Uniontown, PA	1968/2004	178	11,281	Prism Hotels
Clarion Holiday Inn	Clarion, PA	1973/1996	121	5,040	Prism Hotels
Leesburg Holiday Inn	Leesburg, VA	1985/1998	126	7,104	Prism Hotels
Cumberland Holiday Inn	Cumberland, MD	1972/2001	130	4,114	Prism Hotels
Harrisonburg Four Points by Sheraton	Harrisonburg, VA	1974/2001	140	6,201	Prism Hotels
Newport News Comfort Inn	Newport News, VA	1988/1999	124	1,104	Prism Hotels
Asheville Comfort Suites	Asheville, NC	1989/2004	125	2,535	Prism Hotels
Pottstown Comfort Inn	Pottstown, PA	1989/2000	121	2,196	Prism Hotels
Frederick Holiday Inn Express	Frederick, MD	1987/1996	100	1,533	Prism Hotels
Harrisburg East Comfort Inn	Harrisburg, PA	1990/2003	115	1,575	Prism Hotels
Oak Ridge Comfort Inn	Oak Ridge, TN	1990/2004	122	1,580	Prism Hotels

			4,763	248,456

			6,829	343,761

Wyndham Palm Springs

Upon completion of the formation transactions, we will hold a leasehold interest in the Wyndham Palm Springs, a five-story hotel constructed in 1987 and located in Palm Springs, California. The hotel has 410 rooms, 30,000 square feet of indoor meeting space and 40,000 square feet of outdoor meeting space. Its amenities include a luxurious outdoor pool and sundeck, two whirlpools, a full-service restaurant, a full-service bar and a fitness center. The hotel underwent approximately $9.3 million of capital improvements from 1998 to December 31, 2003.

The most recent renovation, which was completed in 2003, included capital improvements of approximately $2.3 million. Significant capital improvements included upgrades to guest suites and public spaces, including the lobby and pool areas.

The Wyndham Palm Springs is connected to the Palm Springs Convention Center, which will have 190,000 square feet of meeting space after its expansion is completed in 2005. The hotel is located three blocks from Palm Canyon Drive and its many shops and restaurants, and one block from a $90 million MGM casino that opened in November 2003. The hotel’s primary competitors include the Hyatt Suites Palm Springs, Hilton Palm Springs Resorts, Doral Desert Princess and Spa Resort Casino.

The Wyndham Palm Springs is subject to a mortgage debt payable as a result of a master credit agreement with Credit Suisse First Boston Mortgage Capital LLC. The mortgage debt has a balance of $38.2 million as of March 31, 2004. Interest payments only are made monthly at a rate of LIBOR plus 500 basis points. In November 2003, AP/APH Ventures executed the second extension option to extend the maturity date of the credit agreement to December 31, 2004. This mortgage debt will be refinanced with the proceeds of this offering and the secured acquisition loan we will obtain upon completion of the offering.

Additionally, the Wyndham Palm Springs is operated subject to a sub-ground lease with the City of Palm Springs, which has a master ground lease from individuals of the Agua Caliente Indian Tribe. The lease expires on December 30, 2059, with the right to extend the term of the lease for an additional 25 years. The current annual amount due under the lease is $0.7 million. However, this amount can be adjusted every five years through a cost of living adjustment.

For the period of July 2003 to June 2004, annual realty taxes for the Wyndham Palm Springs are $338,360.50. The realty tax rate for the period from July 2003 to June 2004 is $1.12052 per $100 plus a special assessment and fixed charge of $24,449.40. For the period of July 2002 to June 2003, annual realty taxes were $384,250.32. The realty tax rate for the period from July 2002 to June 2003 was $1.13002 per $100 plus a special assessment and fixed charge of $24,449.40.

The tax net book value for the Wyndham Palm Springs as of December 31, 2003 was $26,051,254 (including a cost basis of $34,752,015 and accumulated depreciation of $8,700,761). Building assets are depreciated over a 39-year life using the straight lining methodology. Furniture, fixtures and equipment are primarily depreciated over a five to seven year life using the double-declining balance methodology.

The following table shows historical information regarding the operations of the Wyndham Palm Springs:

	2003	2002	2001
Occupancy	62.6%	60.5%	49.5%
ADR	$116.43	$123.13	$136.32
RevPAR	$72.93	$74.47	$67.48

The occupancy rate at the Wyndham Palm Springs was 54.3% for the year ended December 31, 2000 and 59.7% for the year ended December 31, 1999.

Given the significant amount of capital invested in the property, we believe that the Wyndham Palm Springs is poised for growth in its operating performance. We believe the expansion of the Convention Center, which is currently underway and expected to be completed in 2005, the general recovery of the group hotel market, the resurgence of Palm Springs as a travel destination and the hotel’s combination of location, meeting space and leisure space give the hotel a strong position in the Palm Springs market. Additionally, the convenience of direct flights to Palm Springs from numerous major metropolitan areas enhances the Wyndham Palm Springs’ appeal as a corporate group choice.

Wyndham St. Anthony

Upon completion of the formation transactions, we will hold a fee simple interest in the Wyndham St. Anthony, a ten-story hotel constructed in 1909 and located in San Antonio, Texas. The hotel, a designated national historic landmark, has 352 rooms and 19,882 square feet of meeting space. It features a heated rooftop pool, a spa and exercise facilities, a full-service restaurant and a full-service bar. From 1998 to December 31, 2003, the hotel underwent approximately $7.0 million of capital improvements, including work on its corridors and guest bathrooms.

The Wyndham St. Anthony is situated one block from the San Antonio Riverwalk, the Alamo and Market Square. Over the past two years, the immediate area between the hotel and the Riverwalk has been dramatically improved. Historic buildings have been renovated as have the commercial office space, retail, quality restaurants and both residential rental apartments and condominiums. The hotel is in close proximity to attractions, including the Convention Center, Six Flags, Witte Museum, and McNay Art Museum. The hotel’s primary competitors include Menger Hotel, Marriott Plaza San Antonio, Preferred La Mansion Del Rio, Adam’s Mark San Antonio Hotel, Four Points Riverwalk North and Sheraton Hotel Gunter.

The following table shows historical information regarding the operations of the Wyndham St. Anthony:

	2003	2002	2001
Occupancy	75.8%	71.8%	62.3%
ADR	$91.05	$104.28	$108.66
RevPAR	$69.05	$74.87	$67.72

San Antonio now ranks as the ninth largest city in the United States in terms of population. We believe that the Wyndham St. Anthony is poised to take advantage of San Antonio’s growing presence as a major destination city in the southwestern United States. The recent capital improvements allow the hotel to reduce its dependence on citywide conventions and increase its attractiveness to corporate group meeting planners and corporate travelers. We also believe that an opportunity exists to improve revenues through the management company’s implementation of enhanced revenue management tactics to improve average daily rates and RevPAR.

Radisson Branson

Upon completion of the formation transactions, we will hold a fee simple interest in the Radisson Branson, a 10-story hotel constructed in 1994 and located in Branson, Missouri. The hotel has 472 rooms and 15,000 square feet of meeting space. It has the most rooms of any hotel in Branson. Its amenities include an indoor/outdoor heated pool and patio area, a hot tub and a fitness center. The hotel underwent approximately $2.3 million of capital improvements from 1998 to December 31, 2003, including a 7,200 square foot meeting space expansion completed in mid-2003.

The Radisson Branson is located in the heart of Branson’s entertainment district. Branson is a one-day drive from 50% of the U.S. population, making it a leading leisure destination for millions of Americans each year. The city is home to nearly 62,000 theater seats, a figure rivaled only by New York City’s Broadway. Branson’s entertainment district brings approximately seven million visitors a year to the nearly 70 shows put on each day. Branson is also home to the popular theme park, Silver Dollar City and three championship-caliber fishing lakes. The hotel’s primary competitors include Hampton Inn Branson West, Quality Inn Branson, Howard Johnson Hotel Branson and Clarion Branson.

The following table shows historical information regarding the operations of the Radisson Branson:

	2003	2002	2001
Occupancy	51.6%	48.8%	42.9%
ADR	$67.32	$68.07	$70.61
RevPAR	$34.74	$33.22	$30.28

We believe that the hotel’s added meeting and function space provides room for enhanced performance for the hotel, particularly in the off-peak periods. The meeting space expansion allows the hotel to book larger group programs and more fully exploit its position as the hotel with the most rooms in Branson. In order to realize the new opportunities, the hotel marketing structure has been redesigned.

Radisson North Central Dallas

Upon completion of the formation transactions, we will hold a fee simple interest in the Radisson North Central Dallas, a nine story hotel constructed in 1969 and located in Dallas, Texas. The hotel has 293 rooms and 13,000 square feet of meeting space. Its amenities include an indoor-outdoor pool, a spa, a full-service restaurant, a full-service bar, a business center and a fitness center. The hotel underwent approximately $9.1 million of capital improvements from 1998 to December 31, 2003, including a complete renovation of meeting space in mid-2003 and a conversion of an unused entertainment lounge into high quality meeting space.

The Radisson North Central is situated in Mockingbird Station, the new Dallas light rail/retail/office and residential development that is connected to the recently expanded Dallas Convention Center via the light rail system. Southern Methodist University is located near the hotel, providing steady demand relating to University functions. The light rail station development and the completion of the Central Expressway expansion have resulted in a revitalization of the hotel’s surrounding area. The hotel’s primary competitors include Courtyard Dallas Central Expressway, Doubletree Cambell Centre and the Holiday Inn Select Dallas Central.

The following table shows the hotel’s historical information regarding the operations of the Radisson North Central:

	2003	2002	2001
Occupancy	54.3%	58.3%	49.4%
ADR	$71.54	$73.73	$78.31
RevPAR	$38.81	$42.95	$38.66

As a result of the renovation of the meeting space in 2003, we believe that the Radisson North Central is poised to capitalize on its expanded and improved meeting space and its high quality guest rooms. The hotel is competitive in the Dallas meetings market, and we expect the hotel management’s revitalized marketing and service efforts to attract discriminating professional meeting planners.

Radisson Stockton

Upon completion of the formation transactions, we will hold a fee simple interest in the Radisson Stockton, a five-story hotel constructed in 1980 and located in Stockton, California. The hotel has 198 rooms and 13,023 square feet of meeting space. The hotel features an expansive atrium-styled lobby, an attractive outdoor pool and patio area, a spa, a full-service restaurant and bar and a fitness center. From 1998 to December 31, 2003, the hotel underwent approximately $3.1 million of capital improvements, including a complete renovation of its meeting facilities. Additionally, $0.5 million in guest room improvements have been completed in 2004.

The Radisson Stockton is situated 40 miles from California’s capital, Sacramento, is a 90-minute drive from San Francisco and is viewed as an attractive alternative for businesses concerned by the high costs of the Bay Area. The hotel’s expansive meeting space is the largest in the area with the only larger nearby space located in Sacramento. The hotel’s primary competitors include Holiday Inn Stockton March Lane, Courtyard Stockton, Residence Inn Stockton Brookside and La Quinta Inns Stockton.

The following table shows historical information regarding the operations of the Radisson Stockton:

	2003	2002	2001
Occupancy	63.3%	61.1%	62.9%
ADR	$76.78	$79.35	$82.55
RevPAR	$48.63	$48.45	$51.90

We believe that as the only full-service hotel with significant meeting space within a 15-mile radius of Stockton and as a result of the capital invested in the hotel recently, the Radisson Stockton’s RevPAR should increase in the near term. With the completion of the guest room improvements, the hotel should be able to effectively pursue both group and transient corporate and association programs and increase its market share. Additionally, the improved meeting facilities enhance the hotel’s exclusive position as the only local facility in its market able to host receptions of up to 400 attendees.

Bensalem Courtyard by Marriott

Upon completion of the formation transactions, we will hold a fee simple interest in the Bensalem Courtyard by Marriott, a six-story hotel constructed in 1988 and located in Bensalem, Pennsylvania. The hotel has 167 rooms and 2,068 square feet of meeting space. Its amenities include an outdoor pool and patio area, an on-site restaurant, a full-service bar and a fitness center. The hotel underwent approximately $3.7 million of capital improvements from 1998 to January 31, 2004 and has recently concluded a major renovation of guest rooms, guest baths, and corridors and all public areas.

Bensalem is located on the outskirts of the city of Philadelphia and is in close proximity to Princeton, New Jersey. Local demand generators include Kraft, General Motors, AT&T Wireless and General Electric. Primary competitors for the hotel include Hampton Inn Philadelphia North, Sheraton Hotel Bucks County, Radisson Hotel Philadelphia and Holiday Inn Select Philadelphia.

The following table shows historical information regarding the operations of the Bensalem Courtyard by Marriott:

	2003(1)	2002(1)	2001(1)
Occupancy	63.8%	69.1%	71.7%
ADR	$88.02	$87.82	$83.32
RevPAR	$56.19	$60.67	$59.71

(1)	Represents period beginning February 1 of the indicated year and ending January 31 of the following year.

We believe that revenues at the hotel will increase due to the recent renovation and the resulting ability to take advantage of the Marriott brand. The hotel’s management will also implement revenue management practices which we expect to increase RevPAR. Direct sales efforts will be focused on the companies located in the area and will be designed to highlight the renovation and small meetings service and facility capability.

Charlotte University Holiday Inn

Upon completion of the formation transactions, we will hold a fee simple interest in the Charlotte University Holiday Inn, a seven-story hotel constructed in 1989 and located in Charlotte, North Carolina. The hotel has 174 rooms and 2,332 square feet of meeting space. Its amenities include a heated outdoor pool and patio area, a full-service restaurant, a full-service bar, and complimentary access to Gold’s Gym. From 1998 to January 31, 2004, the hotel underwent approximately $1.8 million of core modernization capital improvements.

The hotel is located near the University of North Carolina-Charlotte campus, Lowes Motor Speedway, as well as numerous office complexes that house companies such as Wachovia, IBM and Allstate. There is only one other full-service hotel in the immediate area. We expect the expansion of the Charlotte convention center to attract more tradeshows and conventions to Charlotte, providing additional demand opportunities for our hotel. The hotel’s primary competitors include Residence Inn Charlotte University, Hampton Inn Charlotte University and Courtyard Charlotte University.

The following table shows historical information regarding the operations of the Charlotte University Holiday Inn:

	2003(1)	2002(1)	2001(1)
Occupancy	42.3%	46.5%	47.2%
ADR	$71.02	$73.39	$80.35
RevPAR	$30.07	$34.11	$37.94

(1)	Represents period beginning February 1 of the indicated year and ending January 31 of the following year.

We expect the hotel’s management company to improve the performance of this hotel by increasing the intensity of the direct sales effort to take advantage of the large volume of corporate business in the nearby office parks, transitioning the hotel into a small corporate meeting facility. We also expect the hotel’s management to improve the visibility of the hotel through signage and design, which should increase the hotel’s visibility with travelers.

Billings Holiday Inn

Upon completion of the formation transactions, we will hold a fee simple interest in the Billings Holiday Inn, a seven-story hotel constructed in 1972 and located in Billings, Montana. The hotel has 317 rooms and 50,370 square feet of meeting space, making it the highest-capacity combined hotel and convention center in Montana. Its amenities include an indoor pool, a whirlpool, a full-service restaurant, a full-service bar, a fitness center and two gift shops. The hotel underwent approximately $5.5 million of capital improvements from 1998 to December 31, 2003.

The Billings Holiday Inn offers the largest option in the region for sizable, full-service meeting space. Billings Logan International Airport is serviced by Delta, Northwest, United, Big Sky, Horizon and America West, providing access from many major cities and making Billings an attractive getaway spot for corporate meetings in its region. We expect the recent capital investments in the hotel to result in significant improvements in operating performance as the hotel capitalizes on its position as the largest full-service hotel and convention center in Montana. The hotel’s primary competitors include Sheraton, Billings Hotel & Convention Center, Fairfield Inn, Holiday Inn Express and Hampton Inn.

The following table shows historical information regarding the operations of the Billings Holiday Inn:

	2003	2002	2001
Occupancy	58.0%	64.9%	62.4%
ADR	$70.93	$74.14	$68.05
RevPAR	$41.11	$48.11	$42.27

Atlanta Downtown Holiday Inn

Upon completion of the formation transactions, we will hold a fee simple interest in the Atlanta Downtown Holiday Inn, an 11-story hotel constructed in 1985 and located in Atlanta, Georgia. The hotel has 260 rooms and 2,508 square feet of meeting space. Its amenities include an outdoor pool and patio area, a full-service restaurant, a full-service bar, a fitness center and a business center. The hotel underwent approximately $4.1 million of renovations from 1998 to January 31, 2004. In 1999, the hotel was converted from a Comfort Inn to a Holiday Inn.

The Atlanta Holiday Inn is situated adjacent to Centennial Olympic Park and near a number of attractions, including Atlanta Braves Turner Field, the Georgia Dome, CNN Studios, World of Coca-Cola and Underground Atlanta. It is located 12 miles from Hartsfield International Airport, one of the busiest airports in the world. The hotel is close to Coca-Cola World headquarters, CNN, Southern Company and Wachovia Bank and is located three-tenths of a mile from Georgia World Congress Center. We believe that the revitalization of the hotel’s surrounding area, improved safety and attractive aesthetics will have a positive impact on nearby tourist attractions and future performance of the hotel. The hotel’s primary competitors include Courtyard Atlanta Downtown, Hampton Inn Suites Atlanta Downtown, Sheraton Hotel Atlanta, Embassy Suites Atlanta and Wyndham Atlanta Downtown.

The following table shows historical information regarding the operations of the Atlanta Holiday Inn:

	2003(1)	2002(1)	2001(1)
Occupancy	59.5%	59.1%	62.6%
ADR	$102.64	$108.00	$111.50
RevPAR	$61.10	$63.82	$69.74

(1)	Represents period beginning February 1 of the indicated year and ending January 31 of the following year.

Wyndham Garden University Place Pittsburgh

Upon completion of the formation transactions, we will hold a fee simple interest in the Wyndham Garden Pittsburgh, a nine-story hotel constructed in 1972 and located in Pittsburgh, Pennsylvania. The hotel has 198 rooms and 6,236 square feet of meeting space. Its amenities include a full-service restaurant, a full-service bar, a fitness center and a business center. The hotel underwent approximately $9.9 million of capital improvements from 1998 to January 31, 2004.

The hotel is located approximately two miles from downtown Pittsburgh, in the heart of Pittsburgh’s medical and educational corridor. The hotel’s location is excellent for business associated with healthcare, education and sports. It is also located near Presbyterian University Hospital, Children’s Hospital, Montifiore Hospital and Magee Women’s Hospital, as well as Carnegie Mellon University and the University of Pittsburgh. The Convention Center re-opened in 2003 and provides enhanced overflow demand. The hotel’s primary competitors include Holiday Inn Select Pittsburgh, Hampton Inn Pittsburgh University, Residence Inn Pittsburgh Oakland, Marriott Pittsburgh City Central, Sheraton Hotel Station Square, Westin Convention Center, Omni William Penn Hotel, Hilton Pittsburgh & Towers, Radisson Hotel Green Tree and Holiday Inn Pittsburgh Central.

The following table shows historical information regarding the operations of the Wyndham Garden Pittsburgh:

	2003(1)	2002(1)	2001(1)
Occupancy	63.8%	68.3%	65.1%
ADR	$97.09	$97.58	$97.63
RevPAR	$61.98	$66.61	$63.54

(1)	Represents period beginning February 1 of the indicated year and ending January 31 of the following year.

Frederick Holiday Inn and Conference Center

Upon completion of the formation transactions, we will hold a fee simple interest in the Frederick Holiday Inn and Conference Center, a two-story hotel constructed in 1979 adjacent to the Francis Scott Key Mall in Frederick, Maryland. The hotel has 155 rooms and 14,722 square feet of meeting space and its largest room has capacity for 1,000 attendees. Its amenities include an indoor pool, a full-service restaurant, a full-service bar and a multipurpose recreational area and fitness room. The hotel underwent approximately $3.2 million of capital improvements from 1998 to January 31, 2004.

The proximity to Washington, D.C. and Baltimore provides steady drive-in business to the hotel. We believe that no other substantial hotel meeting facilities exist in Frederick that are comparable in size with the hotel’s 7,744 square foot ballroom. A new army medical facility, scheduled to open in 2005, is expected to employ over 700 people and lead to further demand in the area. The hotel’s primary competitors include Holiday Inn Express, Hampton Inn Frederick, Holiday Inn Fort Detrick, Residence Inn Frederick, Fairfield Inn Frederick and Courtyard Frederick.

The following table shows historical information regarding the operations of the Frederick Holiday Inn:

	2003(1)	2002(1)	2001(1)
Occupancy	72.4%	75.5%	69.9%
ADR	$74.42	$76.82	$79.76
RevPAR	$53.88	$57.99	$55.71

(1)	Represents period beginning February 1 of the indicated year and ending January 31 of the following year.

Fort Smith—City Center Holiday Inn

Upon completion of the formation transactions, we will hold a fee simple interest in the Fort Smith—City Center Holiday Inn, a nine-story hotel constructed in 1986 and located in Fort Smith, Arkansas. The hotel has 255 rooms and 15,000 square feet of meeting space. Its amenities include an indoor pool, a sauna, two whirlpools, a sundeck, a full-service restaurant, a full-service bar, a gift shop and a fitness center. The property underwent approximately $3.2 million of capital improvements from 1998 to December 31, 2003.

A 140,000 square foot, $27 million convention center was recently completed adjacent to the hotel, positioning the hotel to capture new convention business entering the area. Two major office parks are nearby as well, which house firms such as Whirlpool and Beverly Enterprises. The hotel’s primary competitors include Residence Inn, Hampton Inn, Comfort Inn and Holiday Inn Express.

The following table shows historical information regarding the operations of the City Center Holiday Inn:

	2003	2002	2001
Occupancy	66.1%	66.7%	66.3%
ADR	$58.87	$63.67	$67.60
RevPAR	$38.88	$42.49	$44.79

Lubbock Hotel & Tower Holiday Inn

Upon completion of the formation transactions, we will hold a fee simple interest in the Hotel & Tower Holiday Inn, a six-story hotel constructed in 1982 and located in Lubbock, Texas. The hotel has 293 rooms and 15,000 square feet of meeting space, giving it one of the highest capacities of any hotel in Lubbock. Its amenities include an indoor pool, a full-service restaurant and a full-service bar. The property underwent approximately $5.0 million of capital improvements from 1998 to December 31, 2003.

The hotel is situated in the college town of Lubbock, Texas, making it one of the main full-service hotels serving Texas Tech University. The 300,000 square foot convention center is adjacent to the hotel. Lubbock is located in close proximity to over 20% of the nation’s known oil reserves according to the Northwest Texas International Trade Center. The hotel’s primary competitors include Ramada Inn Lubbock Regency, La Quinta Inn Lubbock Civic Center, Lubbock Memorial Civic Center and La Quinta Inn Medical Center West. We also own the Lubbock Park Plaza Holiday Inn located nearby.

The following table shows historical information regarding the operations of the Hotel & Tower Holiday Inn:

	2003	2002	2001
Occupancy	62.3%	66.8%	61.5%
ADR	$61.95	$60.82	$60.90
RevPAR	$38.58	$40.60	$37.42

Cheyenne Holiday Inn

Upon completion of the formation transactions, we will hold a fee simple interest in the Cheyenne Holiday Inn, a six-story hotel constructed in 1981 and located in Cheyenne, Wyoming. The hotel has 244 rooms and 12,360 square feet of meeting space, making it the largest convention hotel in Cheyenne. Its amenities include an indoor pool, whirlpool, a full-service restaurant, a full-service bar, gift shop and a fitness center. The property underwent approximately $4.2 million of capital improvements from 1998 to December 31, 2003.

Cheyenne’s major employers are military, government and transportation related businesses. The hotel’s primary competitors include Little America Cheyenne, Best Western Hitching Post Inn Resort, Hampton Inn & Suites Cheyenne, the Plains Hotel and Fairfield Inn Cheyenne.

The following table shows historical information regarding the operations of the Cheyenne Holiday Inn:

	2003	2002	2001
Occupancy	66.5%	68.1%	59%
ADR	$64.18	$64.90	$64.45
RevPAR	$42.70	$44.17	$38.63

York Holiday Inn

Upon completion of the formation transactions, we will hold a fee simple interest in the York Holiday Inn, a two-story hotel constructed in 1982 and located in York, Pennsylvania. The hotel has 180 rooms and 10,645 square feet of meeting space. Its amenities include an indoor pool, a multi-purpose recreational area, a full-service restaurant, a full-service bar and a fitness center. The hotel underwent approximately $3.4 million of capital improvements from 1998 to January 31, 2004.

The York Holiday Inn is located off Interstate-83 and is convenient for travelers between Philadelphia, Baltimore, Washington, D.C. and New York. York is situated near attractions like Hershey Park and Gettysburg. Plans for a minor league baseball stadium are in progress for the region. Other local demand generators include the Harley-Davidson Motorcycle Assembly Plant and Museum, Frito-Lay and the York Fairgrounds. The hotel’s primary competitors include Holiday Inn York, Hampton Inn York, Country Inn & Suites York and Four Points York.

The following table shows historical information regarding the operations of the York Holiday Inn:

	2003(1)	2002(1)	2001(1)
Occupancy	61.5%	63.4%	57.9%
ADR	$73.25	$70.89	$75.88
RevPAR	$45.01	$44.94	$43.93

(1)	Represents period beginning February 1 of the indicated year and ending January 31 of the following year.

Greensburg Four Points by Sheraton

Upon completion of the formation transactions, we will hold a fee simple interest in the Greensburg Four Points by Sheraton, a two-story hotel constructed in 1978 and located in Greensburg, Pennsylvania. The hotel has

146 rooms and 11,505 square feet of meeting space. Its amenities include an indoor pool and a large atrium-style ballroom, a full-service restaurant, a full-service bar and a fitness center. The hotel underwent approximately $1.6 million of capital improvements from 1998 to January 31, 2004. The Greensburg Four Points by Sheraton is the only branded full-service hotel in the area.

Greensburg is located 40 miles from Pittsburgh and is home to two small colleges, Saint Vincent College and Seton Hill University. Elliot Company, Kennametal Inc. and Sony Corporation provide strong corporate demand, while Idlewild Theme Park spurs leisure demand at the hotel. Access to the town has been hampered by highway construction over the last two years, which is now complete and will allow greatly improved access to the region. The hotel’s primary competitors include Hampton Inn Greensburg, Comfort Inn Greensburg, Holiday Inn Express and Mountain View Inn.

The following table shows historical information regarding the operations of the Greensburg Four Points by Sheraton:

	2003(1)	2002(1)	2001(1)
Occupancy	56.0%	59.3%	62.8%
ADR	$73.12	$68.54	$70.37
RevPAR	$40.95	$40.62	$44.20

(1)	Represents period beginning February 1 of the indicated year and ending January 31 of the following year.

Lubbock Park Plaza Holiday Inn

Upon completion of the formation transactions, we will hold a fee simple interest in the Lubbock Park Plaza Holiday Inn, a two-story hotel constructed in 1985 and located in Lubbock, Texas. The hotel has 202 rooms and 25,000 square feet of meeting space. Its amenities include an indoor pool, a sauna, a full-service restaurant and a full-service bar. The hotel underwent approximately $4.6 million of capital improvements from 1998 to December 31, 2003.

The Lubbock Park Plaza Holiday Inn is situated in the college town of Lubbock, Texas, serving Texas Tech University. The 300,000 square foot convention center, which is close to the hotel, is a significant demand generator. Lubbock is located in close proximity to over 20% of the nation’s known oil reserves, according to the Northwest Texas International Trade Center. The hotel’s primary competitors include Hampton Inn Lubbock, Courtyard Lubbock, Lubbock Memorial Civic Center and Fairfield Inn Lubbock. Upon completion of the formation transactions, we also will own the Lubbock Hotel & Tower Holiday Inn.

The following table shows historical information regarding the operations of the Park Plaza Holiday Inn:

	2003	2002	2001
Occupancy	64.7%	67.5%	66.7%
ADR	$72.18	$73.02	$72.47
RevPAR	$46.69	$49.30	$48.36

Fresno Airport Holiday Inn

Upon completion of the formation transactions, we will hold a fee simple interest in the Fresno Airport Holiday Inn, a two-story hotel constructed in 1973 and located in Fresno, California. The hotel has 210 rooms and 8,508 square feet of meeting space. Its amenities include an indoor and outdoor pool, a multi-purpose recreational area, sauna, a whirlpool, a full-service restaurant, a full-service bar and a fitness center. The hotel underwent approximately $2.8 million of capital improvements from 1998 to December 31, 2003.

Fresno Airport recently underwent a $52 million expansion that will enable it to handle 200 flights a day from 12 different carriers. The hotel’s primary competitors include Ramada Inn University Center, Four Points Fresno, Courtyard Fresno Airport and Holiday Inn Express Hotel Fresno.

The following table shows historical information regarding the operations of the Holiday Inn Fresno Airport:

	2003	2002	2001
Occupancy	67.5%	71.3%	71.7%
ADR	$66.92	$60.12	$60.63
RevPAR	$45.14	$42.89	$43.49

Charlotte Airport Holiday Inn

Upon completion of the formation transactions, we will hold a fee simple interest in the Charlotte Airport Holiday Inn, a four-story hotel constructed in 1970 and located in Charlotte, North Carolina. The hotel has 212 rooms and 4,662 square feet of meeting space. Its amenities include an outdoor pool and patio area, a full-service restaurant, a full-service bar, a fitness center and a business center. A large parcel of land adjacent to the property leaves the potential for sale or pursuit of a number of development opportunities. The hotel underwent approximately $7.5 million of capital improvements from 1998 to January 31, 2004.

The hotel’s close proximity to Charlotte’s Douglas Airport provides steady travel business to the area. We expect the expansion of the Charlotte convention center to enhance the area as a destination city for tradeshows and conventions, providing potential upside for overflow demand to the hotel. Whitewater Park, a planned Olympic training center, is another potential demand generator. The hotel’s primary competitors include Sheraton Hotel Charlotte Airport, Hampton Inn Charlotte I-85 Airport, Courtyard Charlotte I-85 Airport, Wyndham Garden Hotel Charlotte and Holiday Inn Charlotte Woodlawn.

The following table shows historical information regarding the operations of the Charlotte Airport Holiday Inn:

	2003(1)	2002(1)	2001(1)
Occupancy	62.0%	62.5%	62.6%
ADR	$60.96	$65.05	$69.47
RevPAR	$37.80	$40.65	$43.49

(1)	Represents period beginning February 1 of the indicated year and ending January 31 of the following year.

Beaver Falls Holiday Inn

Upon completion of the formation transactions, we will hold a fee simple interest in the Beaver Falls Holiday Inn, a three-story hotel constructed in 1966 and located in Beaver Falls, Pennsylvania. The hotel has 156 rooms and 6,674 square feet of meeting space. Its amenities include the numerous activities under the hotel’s multipurpose recreational area, a full-service restaurant and a full-service bar. The hotel underwent approximately $2.9 million of capital improvements from 1998 to January 31, 2004. The hotel is situated close to the Pennsylvania Turnpike, 25 miles from Pittsburgh International airport, and is the only full-service hotel in Beaver County.

The Beaver Falls Holiday Inn is located in suburban Pittsburgh near key attractions including Geneva College and BeaverRun Motorsports Complex, as well as a number of golf courses. Other demand generators include local steel companies that constitute a large portion of Beaver County’s commercial presence. The hotel’s primary competitors include Hampton Inn Pittsburgh, Residence Inn Pittsburgh, Four Points Pittsburgh North, Holiday Inn Express and Fairfield Inn Pittsburgh.

The following table shows historical information regarding the operations of the Beaver Falls Holiday Inn:

	2003(1)	2002(1)	2001(1)
Occupancy	64.5%	67.5%	73.9%
ADR	$73.67	$69.37	$62.84
RevPAR	$47.51	$46.85	$46.43

(1)	Represents period beginning February 1 of the indicated year and ending January 31 of the following year.

Indiana Holiday Inn

Upon completion of the formation transactions, we will hold a fee simple interest in the Indiana Holiday Inn, a two-story hotel constructed in 1965 and located in Indiana, Pennsylvania. The hotel has 158 rooms and 8,109 square feet of meeting space. Its amenities include the recreational activities offered under the hotel’s multipurpose recreational area, a full-service restaurant, a full-service bar and a fitness center. The hotel underwent approximately $1.2 million of capital improvements from 1998 to January 31, 2004. It is the only full-service hotel in the Indiana region.

The Indiana Holiday Inn is situated in one of Pennsylvania’s traditional college towns, with Indiana University of Pennsylvania as the focal point of the community with over 13,000 students. The hotel captures the majority of all university-related business. Other major demand generators are the region’s five power plants and a new business campus being developed nearby to house Halliburton, Lockheed Martin, and Fisher Scientific. The hotel’s primary competitors include Best Western University, Quality Inn Royle and Comfort Inn Indiana.

The following table shows historical information regarding the operations of the Indiana Holiday Inn:

	2003(1)	2002(1)	2001(1)
Occupancy	71.8%	66.7%	71.9%
ADR	$63.67	$62.32	$58.02
RevPAR	$45.72	$41.58	$41.69

(1)	Represents period beginning February 1 of the indicated year and ending January 31 of the following year.

Wyndham Garden Raleigh/Durham

Upon completion of the formation transactions, we will hold a fee simple interest in the Wyndham Garden Raleigh/Durham, a seven-story hotel constructed in 1989 and located in Durham, North Carolina. The hotel has 175 rooms and 6,294 square feet of meeting space. Its amenities include a heated outdoor pool, a spa and patio area, a full-service restaurant, a full-service bar, a fitness center and a business center. The hotel underwent approximately $1.6 million of capital improvements from 1998 to January 31, 2004.

Situated in the Research Triangle Park, the area draws a number of technology-driven companies. Duke University, the University of North Carolina-Chapel Hill and North Carolina State University also are strong demand generators. Additional corporate demand is created by the local presence of AT&T, Ericsson, IBM Nortel, Glaxo SmithKline and Cisco. We believe that several proposed new office developments in the area may contribute to increased corporate use. The hotel’s primary competitors include Courtyard Raleigh Durham Airport, Radisson Governors Inn, Holiday Inn Raleigh Durham Airport, Marriott at Research Triangle and Hilton Garden Inn Raleigh Airport.

The following table shows historical information regarding the operations of the Wyndham Garden Raleigh/Durham:

	2003(1)	2002(1)	2001(1)
Occupancy	70.0%	74.3%	71.5%
ADR	$66.30	$67.30	$74.08
RevPAR	$46.41	$49.99	$52.99

(1)	Represents period beginning February 1 of the indicated year and ending January 31 of the following year.

Tallahassee Ramada Inn and Conference Center

Upon completion of the formation transactions, we will hold a fee simple interest in the Tallahassee Ramada Inn and Conference Center, a four-story hotel constructed in 1985 situated on 13 landscaped acres in Tallahassee, Florida. The hotel has 200 rooms and 6,600 square feet of meeting space. Its amenities include an outdoor pool, a spa and patio area, a full-service restaurant, a full-service bar and a fitness center. The hotel underwent approximately $3.7 million of capital improvements from 1998 to December 31, 2003.

Florida State University is one of the largest demand generators for the hotel, along with the government business conducted in Florida’s capital city. This hotel had a net operating loss of $0.7 million in 2003, which included $0.5 million of depreciation. We believe, however, that the recent capital investments at the hotel will allow the hotel to regain its former stature in the community as one of the primary hotels used for important functions. The hotel’s primary competitors include Holiday Inn Select Tallahassee Downtown Capitol, Doubletree Tallahassee and Radisson Hotel Tallahassee.

The following table shows historical information regarding the operations of the Tallahassee Ramada Inn and Conference Center:

	2003	2002	2001
Occupancy	46.9%	46.0%	42.6%
ADR	$65.66	$65.05	$66.39
RevPAR	$30.81	$29.95	$28.30

Uniontown Holiday Inn

Upon completion of the formation transactions, we will hold a fee simple interest in the Uniontown Holiday Inn, a two-story hotel constructed in 1968 and located in Uniontown, Pennsylvania. The hotel has 178 rooms and 11,281 square feet of meeting space. Its amenities include the many activities offered under the multipurpose recreational area, as well as a full-service restaurant, a full-service bar and a fitness center. The hotel underwent approximately $2.7 million of capital improvements from 1998 to January 31, 2004.

Uniontown is situated halfway between Pittsburgh and Morgantown, West Virginia. The area is beginning to experience commercial growth as a variety of businesses and development projects enter the area, including five major defense contractors and a new prison. We believe that Uniontown will benefit from the completion of Interstate-43, which will link Pittsburgh and Morgantown directly. The Uniontown Holiday Inn is located within 25 miles of West Virginia University and California University of Pennsylvania. The hotel is also close to area attractions such as local skiing and rafting locations, a PGA tournament golf course and the largest cave in Pennsylvania. The hotel’s primary competitors include Holiday Inn Belle Vernon, Hampton Inn Uniontown, Comfort Inn Waynesburg and Fairfield Inn Uniontown.

The following table shows historical information regarding the operations of the Uniontown Holiday Inn:

	2003(1)	2002(1)	2001(1)
Occupancy	54.9%	68.3%	56.6%
ADR	$61.19	$54.89	$59.18
RevPAR	$33.60	$37.49	$33.47

(1)	Represents period beginning February 1 of the indicated year and ending January 31 of the following year.

Clarion Holiday Inn

Upon completion of the formation transactions, we will hold a fee simple interest in the Clarion Holiday Inn, a two-story hotel constructed in 1973 and located in Clarion, Pennsylvania. The hotel has 121 rooms and

5,040 square feet of meeting space. Its amenities include the many activities offered under the multipurpose recreation area, as well as a full-service restaurant and a full-service bar. The hotel underwent approximately $0.8 million of capital improvements from 1998 to January 31, 2004. It is the only full-service hotel in the area.

The Clarion Holiday Inn is located off Interstate-80, which is the main roadway connecting metropolitan areas in the midwestern United States. The hotel is situated near a number of attractions including a variety of championship-caliber golf courses, which provide strong seasonal demand, and Clarion University, with over 6,000 students. The major business in the area is manufactured housing, with Owings Illinois, Georgia-Pacific, Colony/Commodore Homes and New Era Homes each having a significant presence in the region. No other Holiday Inn is situated within 15 miles of our hotel. The hotel’s primary competitors include Holiday Inn Du Bois, Days Inn Clarion, Days Inn Brookville and Comfort Inn Clarion.

The following table shows historical information regarding the operations of the Clarion Holiday Inn:

	2003(1)	2002(1)	2001(1)
Occupancy	65.8%	69.5%	68.3%
ADR	$74.49	$70.56	$65.58
RevPAR	$49.01	$49.07	$44.78

(1)	Represents period beginning February 1 of the indicated year and ending January 31 of the following year.

Leesburg Holiday Inn

Upon completion of the formation transactions, we will hold a fee simple interest in the Leesburg Holiday Inn, a two-story hotel constructed in 1985 in Leesburg, Virginia as part of a historic mansion that dates back to the 1770s. The hotel has 126 rooms and 7,104 square feet of meeting space. Its amenities include an outdoor pool and an enclosed patio area, a full-service restaurant, a full-service bar and a fitness center. The hotel underwent approximately $1.6 million of capital improvements from 1998 to January 31, 2004.

The proximity of the Leesburg Holiday Inn to Dulles International Airport and Washington, D.C. enables it to capture overflow demand from those sites. It is the only full-service hotel in the Leesburg area, serving entities such as the Howard Hughes Medical Center, Udvar Hazy Center and the National Air and Space Museum. The hotel’s primary competitors include Best Western Leesburg, Hampton Inn Suites Leesburg, Comfort Suites Leesburg and Days Inn Downtown Leesburg.

The following table shows historical information regarding the operations of the Leesburg Holiday Inn:

	2003(1)	2002(1)	2001(1)
Occupancy	57.7%	58.7%	62.4%
ADR	$73.84	$73.16	$83.40
RevPAR	$42.57	$42.93	$52.01

(1)	Represents period beginning February 1 of the indicated year and ending January 31 of the following year.

Cumberland Holiday Inn

Upon completion of the formation transactions, we will hold a fee simple interest in the Cumberland Holiday Inn, a six-story hotel constructed in 1972 in the town of Cumberland, Maryland. The hotel consists of 130 rooms and 4,114 square feet of meeting space. Its amenities include an outdoor pool, a full-service restaurant and a full-service bar. The hotel underwent approximately $1.3 million of capital improvements from 1998 to January 31, 2004.

The Cumberland Holiday Inn is located in northern Maryland, near the Pennsylvania border. The historic town of Cumberland serves the many train and outdoor enthusiasts who visit the region every year. In addition, recreational attractions such as the Jack Nicklaus Signature Golf Course at Rocky Gap, Cumberland Country Club and the Maryland mountains are all nearby. The hotel is one block from Cumberland’s main retail district, which is an open-air mall. No other Holiday Inn is situated within 30 miles of our hotel. The hotel’s primary competitors include Comfort Inn Deep Creek Lake, Hampton Inn Frostburg and Comfort Inn & Suites La Vale.

The following table shows historical information regarding the operations of the Cumberland Holiday Inn:

	2003(1)	2002(1)	2001(1)
Occupancy	65.0%	67.6%	66.8%
ADR	$66.88	$64.00	$62.78
RevPAR	$43.48	$43.23	$41.96

(1)	Represents period beginning February 1 of the indicated year and ending January 31 of the following year.

Harrisonburg Four Points by Sheraton

Upon completion of the formation transactions, we will hold a fee simple interest in the Harrisonburg Four Points by Sheraton, a five-story hotel constructed in 1974 and located in Harrisonburg, Virginia. The hotel has 140 rooms and 6,201 square feet of meeting space. Its amenities include an indoor pool and jacuzzi, a full-service restaurant, a full-service bar and a fitness center. The hotel underwent approximately $2.8 million of capital improvements from 1998 to January 31, 2004.

Situated between Richmond, Virginia and Washington, D.C., the Harrisonburg Four Points by Sheraton receives strong demand from highway travelers. Major demand generators include James Madison University, Skyline Drive, and Massanutten Ski Resort, as well as companies like Cargill, Pilgrim’s Pride and Merck. We believe that James Madison University’s new convention center may provide further demand from the school. The hotel’s primary competitors include Hampton Inn Harrisonburg, Holiday Inn Express Harrisonburg, Comfort Inn Harrisonburg and Courtyard Harrisonburg.

The following table shows historical information regarding the operations of the Harrisonburg Four Points by Sheraton:

	2003(1)	2002(1)	2001(1)
Occupancy	61.6%	70.6%	60.0%
ADR	$64.09	$59.25	$58.13
RevPAR	$39.49	$41.81	$34.85

(1)	Represents period beginning February 1 of the indicated year and ending January 31 of the following year.

Newport News Comfort Inn

Upon completion of the formation transactions, we will hold a fee simple interest in the Newport News Comfort Inn, a three-story hotel constructed in 1988 and located in Newport News, Virginia. The hotel has 124 rooms and 1,104 square feet of meeting space. Its amenities include an outdoor pool and patio area. The hotel underwent approximately $0.7 million dollars of capital improvements from 1998 to January 31, 2004. Located off Interstate-64 and Route 143, the hotel has twice received the Comfort Inn of the Year award.

Adjacent to the Patrick Henry Mall, the Newport News Comfort Inn is situated near NASA’s Langley research facility, Northrop Grumman, Canon, Lockheed, the Newport News Shipyard and Colonial Williamsburg. The U.S. Army also has a significant presence in the area. The hotel’s primary competitors include Hampton Inn Newport News, Holiday Inn Express Newport News, Hampton Inn Newport News Vicinity and Courtyard Newport News Yorktown.

The following table shows historical information regarding the operations of the Newport News Comfort Inn:

	2003(1)	2002(1)	2001(1)
Occupancy	86.7%	85.2%	77.3%
ADR	$65.09	$66.07	$63.88
RevPAR	$56.42	$56.25	$49.40

(1)	Represents period beginning February 1 of the indicated year and ending January 31 of the following year.

Asheville Comfort Suites

Upon completion of the formation transactions, we will hold a fee simple interest in the Asheville Comfort Suites, a five-story hotel constructed in 1989 and located in Asheville, North Carolina. The hotel has 125 rooms and 2,535 square feet of meeting space. Its amenities include an outdoor pool, patio area and a fitness center. The hotel underwent approximately $0.7 million of capital improvements from 1998 to January 31, 2004. The hotel is adjacent to a popular shopping mall, Biltmore Square.

The vicinity of the hotel hosts a number of healthcare related companies and government agencies that provide a stable core of business. Additional demand generators include the North Carolina Arboretum, the Biltmore Estate, the U.S. Forest Service and Ridgefield Center. The hotel’s primary competitors include Hampton Inn Asheville, Comfort Inn River Ridge and Holiday Inn Express & Suites.

The following table shows historical information regarding the operations of the Asheville Comfort Suites:

	2003(1)	2002(1)	2001(1)
Occupancy	73.7%	76.5%	74.8%
ADR	$61.98	$58.48	$58.60
RevPAR	$45.69	$44.75	$43.81

(1)	Represents period beginning February 1 of the indicated year and ending January 31 of the following year.

Pottstown Comfort Inn

Upon completion of the formation transactions, we will hold a fee simple interest in the Pottstown Comfort Inn, a four-story hotel constructed in 1989 and located in Pottstown, Pennsylvania. The hotel has 121 rooms and 2,196 square feet of meeting space. Its amenities include an outdoor pool and patio area. The hotel underwent approximately $0.6 million of capital improvements from 1998 to January 31, 2004. The hotel benefits from its location off Route 422, which is one of the major arteries between western Pennsylvania and the Philadelphia metropolitan area.

Pottstown is located 41 miles from Philadelphia, making it a short drive from one of the largest commercial markets in the country. Among its demand generators are Comcast, MCI, Dana Corporation, Occidental Chemical and Limerick Nuclear Power Plant. The hotel’s primary competitors include Fairfield Inn Exton, Holiday Inn Express Pottstown, Hampton Inn Downington Exton and Days Inn Pottstown.

The following table shows historical information regarding the operations of the Pottstown Comfort Inn:

	2003(1)	2002(1)	2001(1)
Occupancy	59.7%	67.5%	63.7%
ADR	$67.50	$65.04	$66.38
RevPAR	$40.30	$43.90	$42.26

(1)	Represents period beginning February 1 of the indicated year and ending January 31 of the following year.

Frederick Holiday Inn Express

Upon completion of the formation transactions, we will hold a fee simple interest in the Frederick Holiday Inn Express, a two-story hotel constructed in 1987 and located in Frederick, Maryland. The hotel has 100 rooms and 1,533 square feet of meeting space. This limited-feature hotel is adjacent to the Francis Scott Key Mall and patrons have access to Gold’s Gym across the street. The hotel underwent approximately $0.2 million of capital improvements from 1998 to January 31, 2004.

The hotel’s proximity to Washington, D.C. and Baltimore and location near Interstate-270 and Interstate-70 provide steady drive-in business to the area. A new army medical facility, scheduled to open in 2005, is expected to employ over 700 people and provide further demand. The hotel’s primary competitors include Courtyard Frederick, Fairfield Inn Frederick, Holiday Inn Frederick Ft. Detrick and Hampton Inn Frederick.

The following table shows historical information regarding the operations of the Frederick Holiday Inn Express:

	2003(1)	2002(1)	2001(1)
Occupancy	73.9%	73.7%	78.1%
ADR	$67.74	$67.28	$66.48
RevPAR	$50.07	$49.60	$51.91

(1)	Represents period beginning February 1 of the indicated year and ending January 31 of the following year.

Harrisburg East Comfort Inn

Upon completion of the formation transactions, we will hold a leasehold interest in the Harrisburg East Comfort Inn, a five-story hotel constructed in 1990 and located in Harrisburg, Pennsylvania. The hotel has 115 rooms and 1,575 square feet of meeting space. Its amenities include a heated outdoor pool and patio area. The hotel underwent approximately $0.5 million dollars in capital improvements from 1998 to January 31, 2004. The hotel benefits from its highway visibility.

The state capital of Pennsylvania, Harrisburg, provides steady demand for the hotel. Besides the presence of the numerous governmental offices in the area, demand generators include Hershey Park, Gettysburg, Motorola, UPS, Pepsi, Land O’ Lakes, FedEx and Quaker Oats. The hotel’s primary competitors include Holiday Inn Express & Suites, Wingate Inn Harrisburg, Comfort Inn West, Comfort Inn Harrisburg, Fairfield Inn Harrisburg East and Hampton Inn Harrisburg East.

The following table shows historical information regarding the operations of the Harrisburg Comfort Inn:

	2003(1)	2002(1)	2001(1)
Occupancy	59.9%	62.9%	68.0%
ADR	$67.01	$69.32	$66.92
RevPAR	$40.13	$43.61	$45.51

(1)	Represents period beginning February 1 of the indicated year and ending January 31 of the following year.

Oak Ridge Comfort Inn

Upon completion of the formation transactions, we will hold a fee simple interest in the Oak Ridge Comfort Inn, a five-story hotel constructed in 1990 and located in Oak Ridge, Tennessee. The hotel has 122 rooms and 1,580 square feet of meeting space. Its amenities include an outdoor pool and patio area and an offsite fitness center nearby. The hotel underwent approximately $0.5 million of capital improvements from 1998 to January 31, 2004.

Located 25 miles from Knoxville, Tennessee, Oak Ridge serves as a hub of government research. Construction of a $1.4 billion Department of Energy research facility located within five miles of the hotel is expected to be completed in 2006. The facility is anticipated to bring approximately 1,000 researchers a month to the area. Other demand generators include Bechtel, Lockwood, the American Museum of Science and Energy and the Oak Ridge National Lab, as well as overflow demand from the University of Tennessee. The hotel’s primary competitors include Hampton Inn Oak Ridge, Days Inn Oak Ridge and Comfort Inn Clinton.

The following table shows historical information regarding the operations of the Oak Ridge Comfort Inn:

	2003(1)	2002(1)	2001(1)
Occupancy	65.0%	70.0%	59.5%
ADR	$57.49	$54.91	$56.13
RevPAR	$37.38	$38.42	$33.38

(1)	Represents period beginning February 1 of the indicated year and ending January 31 of the following year.

Our Structure

Formation Transactions

The principal transactions to be completed in connection with our formation and the contribution or acquisition of the initial hotels are as follows:

•	AP/APH Ventures and certain of its indirect subsidiaries (all of which are affiliates of Apollo) will contribute to us interests in six hotels. In exchange for the contribution of the interests in these six hotels, we will (1) repay approximately $135.9 million of cross-collateralized indebtedness associated with these hotels, as well as with two other hotels, one of which secures $15.6 million of this indebtedness owned by AP/APH Ventures and the other which secures $6.3 million of this indebtedness owned by a different Apollo affiliate, neither of which is being contributed to us, and (2) issue to AP/APH Ventures 1,596,000 common shares, valued in the aggregate at approximately $20.7 million based on a value per share equal to $13.00, the midpoint of the price range set forth on the cover of this prospectus. The purchase price for these hotels was determined based on several factors, including a multiple of expected future earnings, analysis of sales of similar hotels, review of replacement costs and internal rate of return analysis. We did not obtain independent third party appraisals for these hotels and, as a result, the purchase price may not reflect fair market value. We did not obtain third party appraisals because we did not believe the time and expense involved in obtaining them was warranted given our management’s experience in acquiring hotels and familiarity with the market. The total number of common shares to be paid to AP/APH Ventures has been fixed. Accordingly, the ultimate value of the consideration we will deliver in exchange for these hotels will depend on the initial public offering price of our common shares and may not reflect fair market value.

•

On April 16, 2004, AP/APMC Partners, LLC, an affiliate of Apollo and the controlling member of AP/APH Ventures, entered into a definitive purchase agreement with Crown Hotel Holding Company and certain of its affiliates, which we refer to collectively as Crown, pursuant to which AP/APMC Partners agreed to purchase the interests in 22 hotels from Crown for an aggregate purchase price of $146.0 million in cash, as well as up to an aggregate of $8.2 million consisting of payments to Crown with respect to completed capital expenditures, payments to Crown’s lenders with respect to the repayment of mortgage indebtedness and severance obligations of Crown that we are assuming in connection with the acquisition. We have also agreed to issue to Crown warrants to purchase 37,500 common shares on the terms and conditions described elsewhere in this prospectus. The purchase price for these hotels was determined through arm’s length negotiations between AP/APMC Partners and the seller of these hotels. We did not obtain independent third party appraisals for any of these hotels and, as a result, the purchase price for these hotels may not reflect fair market value. We did not obtain third party appraisals because we did not believe the time and expense involved in obtaining them was warranted given our management’s experience in acquiring hotels and familiarity with the market. The total number of common shares represented by the warrants to be issued to Crown has been fixed. Accordingly, the ultimate value of this consideration will depend on the initial public offering price of our common shares.

•	On April 16, 2004, AP/APMC Partners entered into a definitive purchase agreement with Hotel Venture East, LP and Hotel Venture West, LP, which we refer to collectively as Hotel Ventures, pursuant to which AP/APMC Partners agreed to purchase the interests in six hotels from Hotel Ventures for an aggregate purchase price of $65.0 million, which includes the assumption of approximately $44.6 million of mortgage indebtedness secured by the six hotels we are purchasing from Hotel Ventures. The purchase price for these hotels was determined through arm’s length negotiations between AP/APMC Partners and the seller of these hotels. We did not obtain independent third party appraisals for any of these hotels and, as a result, the purchase price for these hotels may not reflect fair market value. We did not obtain third party appraisals because we did not believe the time and expense involved in obtaining them was warranted given our management’s experience in acquiring hotels and familiarity with the market.

•	Prior to consummation of this offering, AP/APMC Partners will assign to us its rights in and we will assume the obligations under the Crown and Hotel Ventures purchase agreements. Our operating partnership will use a portion of the net proceeds of the offering to acquire interests in the 28 hotels pursuant to the Crown and Hotel Ventures purchase agreements.

•	We will use the net proceeds of this offering, which we estimate will be approximately $236.7 million, based upon the estimated price per common share of $13.00 in this offering, the midpoint of the price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions, the financial advisory fees relating to the structuring of the offering and estimated offering expenses payable by us, together with $100 million in proceeds that we will borrow under a secured acquisition loan to be obtained concurrently with the completion of this offering, to pay the cash portion of the purchase price for the hotels being acquired from Crown and Hotel Ventures and to repay the cross-collateralized indebtedness associated with the hotels being contributed to us by AP/APH Ventures.

•	Upon completion of this offering, the hotels purchased from Hotel Ventures will continue to be secured by approximately $44.6 million of mortgage indebtedness and the other hotels in our initial portfolio will be secured by the secured acquisition loan we will obtain concurrently with the completion of this offering.

•	Through our wholly owned subsidiary, Capital Lodging General Partner, LLC, we will serve as the sole general partner of our operating partnership, and immediately following the consummation of this offering, we will own an approximately 1.0% general partnership interest and an approximately 99.0% limited partnership interest in our operating partnership.

•	In general, we intend to own our hotels and conduct substantially all of our business through our operating partnership and its subsidiaries, including a number of subsidiary corporations that will operate as taxable REIT subsidiaries or TRSs. We will lease all of the initial hotels to our TRSs. Each TRS that leases one of our hotels will enter into a management agreement with a management company.

As stated above, the proceeds of this offering will not be sufficient to fund our formation transactions. Thus, we intend to obtain a secured acquisition loan concurrently with the completion of this offering. In addition, if the initial public offering price is at the low end of the estimated range, we may have to borrow up to $11 million under our $100 million senior secured revolving credit facility to complete our formation transactions.

The obligations of AP/APH Ventures, Crown and Hotel Ventures to transfer their interests in the initial hotels to us in the formation transactions are conditioned upon completion of this offering and other conditions described below, which are beyond the control of AP/APH Ventures, Crown or Hotel Ventures, but are otherwise unconditional with respect to the obligations of the AP/APH Ventures, Crown and Hotel Ventures.

Description of Contribution Agreement, Crown Purchase Agreement and Hotel Ventures Purchase Agreement

Apollo Contribution Agreement. AP/APH Ventures and certain of its indirect subsidiaries (all of which are affiliated with Apollo) will enter into a contribution agreement with us pursuant to which AP/APH Ventures will contribute the interests in six hotels to us in exchange for the repayment of approximately $135.9 million of cross-collateralized indebtedness associated with these hotels, as well as with two other hotels, one owned by AP/APH Ventures and one owned by a different Apollo affiliate, neither of which is being contributed to us, and the issuance to AP/APH Ventures of 1,596,000 of our common shares, valued in the aggregate at approximately $20.7 million based on a value per share equal to $13.00, the midpoint of the price range set forth on the cover of this prospectus.

The contribution agreement contains representations and warranties concerning the ownership and operation of the hotels being contributed by AP/APH Ventures and other customary matters. AP/APH Ventures has agreed to indemnify us against all claims arising from (i) any breaches of the representations and warranties made by them in the contribution agreement for a period of one year after the closing, (or in the case or representations and warranties regarding tax matters, 90 days following the applicable statute of limitations), (ii) any nonfulfillment of any covenant or agreement on the part of AP/APH Ventures under the contribution agreement for a period of one year from the closing date and (iii) any liability of AP/APH Ventures or the hotels arising from any occurrence prior to the closing date. AP/APH Ventures’ potential indemnification obligation is limited to $12.5 million in the aggregate (other than with respect to representations and warranties regarding tax matters, which are not so limited), subject to a $100,000 deductible.

We have agreed to indemnify AP/APH Ventures under the contribution agreement against all claims arising from (i) any breaches of the representations and warranties made by us in the contribution agreement for a period of one year after the closing, (ii) any nonfulfillment of any covenant or agreement on our part under the contribution agreement for a period of one year from the closing date, (iii) any of our hotel’s liabilities arising from a post-closing event and (iv) any obligations expressly assumed by us pursuant to the contribution agreement. Our potential indemnification obligation is limited to $12.5 million in the aggregate, subject to a $100,000 deductible.

The obligations of AP/APH Ventures under the contribution agreement are contingent upon completion of this offering and other customary conditions such as the performance of all our material obligations set forth in the contribution agreement and the accuracy in all material respects of our representations and warranties, but will be otherwise unconditional with respect to the obligations of AP/APH Ventures.

Crown Purchase Agreement. On April 16, 2004, AP/APMC Partners, LLC entered into a definitive purchase agreement with Crown Hotel Holding Company and certain of its affiliates, which we refer to collectively as Crown. Prior to the consummation of this offering, AP/APMC Partners will assign its rights in the purchase agreement to our operating partnership and we agreed to assume the obligations under the purchase agreement. Pursuant to the purchase agreement we have agreed to purchase the interests in 22 hotels from Crown for an aggregate purchase price of $146.0 million in cash (including the repayment by Crown of the mortgage indebtedness related to the hotels, as well as to five additional hotels that will be retained by Crown that are cross-collateralized with 21 of the 22 hotels we are purchasing), as well as up to an aggregate of $8.2 million consisting of payments to Crown with respect to completed capital expenditures, payments to Crown’s lenders with respect to the repayment of mortgage indebtedness and severance obligations of Crown that we are assuming in connection with the acquisition, subject to credits, prorations and other adjustments as provided in the purchase agreement. In addition, we have agreed to issue to Crown warrants to purchase 37,500 of our common shares, which number is equal to 5% of the total number of shares available for issuance under our 2004 Option Plan. The warrants will have an exercise price equal to the initial public offering price of our common shares, will be immediately exercisable and will expire five years after the date of issuance.

Under the purchase agreement, we are not assuming any obligations under the management agreement relating to the management and operation of the 22 hotels and Crown is obligated to cause the existing management agreement relating to the Crown portfolio of hotels to be terminated as of the closing of the transactions contemplated by the purchase agreement.

The purchase agreement contains representations and warranties concerning the ownership and operation of the Crown hotels and other customary matters. Each Crown entity has agreed to jointly and severally indemnify us against all claims arising from (i) any breaches of the representations and warranties made by the Crown entities in the purchase agreement for a period of one year after the closing date (or in the case of representations and warranties regarding tax matters, 90 days following the applicable statute of limitations), (ii) any nonfulfillment of any covenant or agreement on the part of the Crown entity under the purchase agreement for a period of one year from the closing date and (iii) any liability of the Crown entities or the hotels arising from any occurrence prior to the closing date. The Crown entities’ potential indemnification obligation is limited to $12.5 million in the aggregate (other than with respect to representations and warranties regarding tax matters, which are not so limited), subject to a $100,000 deductible.

We have agreed to indemnify the Crown entities under the purchase agreement against all claims arising from (i) any breaches of the representations and warranties made by us in the purchase agreement for a period of one year from the closing date, (ii) any nonfulfillment of any covenant or agreement on our part under the purchase agreement for a period of one year from the closing date, (iii) any of our or the hotel’s liabilities arising from a post-closing event and (iv) any obligation expressly assumed by us pursuant to the purchase agreement. Our potential indemnification obligation is limited to $12.5 million in the aggregate, subject to a $100,000 deductible.

We have agreed to assume or cause one of our management companies, Prism Hotels, to assume all obligations and liabilities with respect to those employees of Crown who accept offers of employment from Prism Hotels on the closing date, to the extent such obligations and liabilities accrue or first arise on and after the closing date. These liabilities include payments owed under severance packages agreed to by Crown in the event such employees are terminated prior to the second anniversary of the closing date. In addition, we have agreed to pay up to $3.8 million of severance costs for certain employees of Crown if they are not offered employment with Prism on equal or substantially the same terms as their current employment arrangements with Crown.

The obligations of Crown under the purchase agreement are subject to the performance of all of our material obligations under the purchase agreement, the accuracy in all material respects of our representations and warranties under the purchase agreement and the appointment of Mark E. Pasquerilla to our Board of Trustees effective immediately after the closing date under the purchase agreement.

Hotel Ventures Purchase Agreement. On April 16, 2004, AP/APMC Partners entered into a definitive purchase agreement with Hotel Ventures. Prior to the consummation of this offering, AP/APMC Partners will assign to us its rights in the purchase agreement to our operating partnership and we agreed to assume the obligations under the purchase agreement. Pursuant to the purchase agreement we have agreed to purchase the interests in six hotels from Hotel Ventures for an aggregate purchase price of approximately $65.0 million, which includes the aggregate amount of indebtedness assumed by us. The purchase price will be subject to credits, prorations and other adjustments as provided therein.

The purchase agreement contains representations and warranties concerning the ownership and operation of the Hotel Ventures hotels and other customary matters. Each Hotel Ventures entity has agreed to jointly and severally indemnify us against all claims arising from (i) any breaches of the representations and warranties made by the Hotel Ventures entity in the purchase agreement for one year from the closing date (or, in the case of representations and warranties regarding the environment, indefinitely, and in the case of representations and warranties regarding tax matters, ninety days following the applicable statute of limitations) (ii) any nonfulfillment of any covenant or agreement on the part of the Hotel Ventures entity under the purchase agreement, (iii) any liability relating to the business, operations or assets of the Hotel Ventures entity or the hotels prior to the closing date and (iv) any liability under the Securities Act, the Exchange Act or other law or regulation arising out of or based upon (1) any untrue statement or alleged untrue statement of a material fact relating to any Hotel Ventures entity contained in any preliminary prospectus, the registration statement filed in connection with this offering or any prospectus forming a part thereof, or any amendment thereof or supplement thereto, which statement was provided or was based upon information or documents provided to AP/APMC Partners or its counsel by Hotel Ventures or their counsel or (2) any omission or alleged omission to state therein a material fact relating to Hotel Ventures required to be stated therein or necessary to make the statements therein not misleading, which information was not provided to us or our counsel by Hotel Ventures or their counsel; provided, however, that such indemnity shall not inure to our benefit to the extent that such untrue statement (or alleged untrue statement) was made in, or such omission (or alleged omission) occurred in, any preliminary prospectus and Hotel Ventures provided, in writing, corrected information to us for inclusion in the final prospectus, and such information was not so included.

We have agreed to indemnify Hotel Ventures under the purchase agreement against (i) any breaches of the representations and warranties made by us in the purchase agreement for one year from the closing date, (ii) any nonfulfillment of any covenant or agreement on our part under the purchase agreement and (iii) any liability under the Securities Act, the Exchange Act or other law or regulation arising out of or based upon any untrue statement or alleged untrue statement of a material fact relating to us contained in any preliminary prospectus, the registration statement filed in connection with this offering or any prospectus forming a part thereof, or any amendment thereof or supplement thereto, or arising out of or based on any omission or alleged omission to state therein a material fact relating to us required to be stated therein or necessary to make the statements therein not misleading, which liability is not the subject of our indemnification as described above. We have further agreed to indemnify Hotel Ventures against claims they may incur by reason of any obligation or liability expressly assumed by us pursuant to the agreement.

The obligations of Hotel Ventures under the purchase agreement are subject to the performance of all of our material obligations under the purchase agreement, the accuracy in all material respects of our representations and warranties under the purchase agreement and the release of Hotel Ventures from any liability in connection with the early termination by us of any hotel management agreement assigned to us by Hotel Ventures following the closing under the purchase agreement, but are otherwise unconditional.

Our Operating Partnership

We have organized Capital Lodging Operating Partnership, L.P., our operating partnership, as a limited partnership under the Delaware Revised Uniform Limited Partnership Act. Capital Lodging General Partner, LLC, a wholly owned subsidiary of ours, serves as the sole general partner of our operating partnership, and upon completion of this offering, we will own, directly or indirectly, all of the general limited partnership interests in our operating partnership.

Our operating partnership was formed in contemplation of this offering and has no prior history. Upon the completion of this offering, our operating partnership will conduct substantially all of our business as described in this prospectus.

Our Taxable REIT Subsidiaries

Our taxable REIT subsidiaries, or TRSs, were incorporated as Delaware corporations. Following completion of this offering, our TRSs will lease each of our hotels from us and enter into a management agreement with either Prism Hotels or one of our other management companies, for the management of the hotels. Neither we nor our operating partnership can undertake the daily management activities directly under applicable REIT tax rules. Each of our TRSs will pay income taxes at regular corporate rates on its taxable income.

Leases

Each of our initial hotels will be owned or leased by subsidiaries of our operating partnership and leased or subleased to one of our TRSs pursuant to percentage leases. We intend to lease all hotels we acquire in the future to our TRSs, pursuant to the terms of percentage leases. Our management team will negotiate the terms and provisions of each future lease, considering such things as the purchase price paid for the hotel, then current economic conditions and any other factors deemed relevant at the time.

Term. The leases for each of the initial hotels will have a term of five years, with options to extend for at least two additional five year terms. The leases may be terminated earlier than the stated term at our option if certain events occur, including specified damages to the related hotel, a condemnation or the sale of the related hotel, or an event of default which is not cured within any applicable cure or grace periods.

Amounts Payable Under Leases. The leases generally provide for our TRSs to pay in each calendar month the base rent plus, in each calendar quarter, percentage rent, if any. The percentage rent for each hotel will be based on a specified formula set forth in the applicable lease.

Maintenance and Modifications. Our TRSs are responsible for all routine repair and maintenance of the hotels, and the operating partnership will be responsible for non-routine capital expenditures. Any capital improvements to the hotels will be made pursuant to the capital improvement budget as approved by us.

Our TRSs, at their own expense, may make routine additions, modifications or improvements to the hotels, so long as any such additions, modifications or improvements do not significantly alter the character or purposes of the hotels or significantly detract from the value or operating efficiencies of the hotels. Any such additions, modifications or improvements will be subject to the terms and provisions of the leases and will become our property upon the termination of the related lease. Our TRSs will own substantially all personal property (including inventory, linens and other nondepreciable personal property) not affixed to, or deemed a part of, the real estate or improvements on the initial hotels, unless ownership of such personal property would cause the rent under a lease not to qualify as “rents from real property” for REIT income test purposes. See “Federal Income Tax Consequences of Our Status as a REIT—Requirements for Qualification.”

Insurance and Property Taxes. We will pay for real estate and personal property taxes on the hotels (except to the extent that personal property associated with the hotels is owned by our TRSs). We will pay for property and casualty insurance relating to the hotels and any personal property owned by us. Each TRS as the lessee, will pay for all insurance on its personal property, business interruption, comprehensive general public liability, workers’ compensation, vehicle, and other appropriate and customary insurance. Each of our TRSs must name us as an additional insured on any policies it carries.

Assignment and Subleasing. Our TRSs will not be permitted to sublet any part of the hotels or assign their respective interests under any of the leases without our prior written consent. No assignment or subletting will release our TRSs from any of their respective obligations under the leases.

Damage to Hotels. If any of our insured hotels is destroyed or damaged, whether or not such destruction or damage prevents use of the property as a hotel, the applicable TRS will have the obligation, but only to the extent of insurance proceeds that are made available, to restore the hotel. If the insurance proceeds are not sufficient to restore the hotel, the applicable TRS or we have the right to terminate the lease upon written notice. We will keep all insurance proceeds received as a result of such destruction or damage. If the lease is terminated by the applicable TRS, we have the right to reject the termination of the lease by our TRS and to require the applicable TRS to restore the hotel, provided we pay all available proceeds to the applicable TRS and agree to pay for all restoration costs in excess of such available insurance proceeds.

In the event of damage to or destruction of any uninsured hotel, we will have the option to either (i) restore the property, at our cost and expense, in which case the lease will not terminate, or (ii) terminate the lease. If the lease remains in effect and the damage does not result in a reduction of gross revenues at the hotel, the applicable

TRS’s obligation to pay rent will be unabated. If, however, the lease remains in effect but the damage does result in a reduction of gross revenues at the hotel, the applicable TRS will be entitled to a specified amount of rent abatement while the hotel is being repaired. We will keep all proceeds from loss of income insurance.

Condemnation. If any of our initial hotels is subject to a total condemnation or a partial taking that prevents use of the property as a hotel, we and the applicable TRS will each have the option to terminate the related lease. We will share in the condemnation award with the applicable TRS in accordance with the provisions of the related lease. If any partial taking of a hotel does not prevent use of the property as a hotel, the applicable TRS is obligated to restore the untaken portion of the hotel to a complete architectural unit but only to the extent of any available condemnation award. If the condemnation award is not sufficient to restore the hotel, the applicable TRS or we have the right to terminate the lease upon written notice. If the lease is terminated by the applicable TRS, we have the right to reject the termination of the lease by the applicable TRS and to require the TRS to restore the hotel, provided we agree to pay for all restoration costs in excess of the available condemnation award. We will contribute the cost of such restoration to the applicable TRS. If a partial taking occurs, the base rent will be abated to some extent, taking into consideration, among other factors, the number of usable rooms, the amount of square footage, or the revenues affected by the partial taking.

Events of Default. Events of Default under the leases include:

•	failure by the applicable TRS to pay rent or other amounts due under the lease, provided that our TRSs have a 10-day grace period after receiving a written notice from us that such amounts are due and payable before an event of default would occur;

•	failure by the applicable TRS to observe or perform any other term of a lease, provided that our TRSs have a 30-day grace period after receiving a written notice from us that a term of the lease has been violated before an event of default of default would occur. There are specified instances in which the 30-day grace period can be extended to a maximum of 120 days;

•	any bankruptcy, reorganization or insolvency event effecting the applicable TRS that is not discharged within 60 days;

•	any liquidation or dissolution event or the sale or divestiture of substantially all of the assets of the applicable TRS;

•	the applicable TRS voluntarily ceases operations of the related hotel for a period of more than 30 days except as a result of damage, destruction, condemnation, or specified unavoidable delays;

•	the applicable TRS voluntarily or involuntarily transfers, assigns, conveys or permits any levy upon or attachment in the estate or interest of the applicable TRS or the related hotel; and

•	the franchise license for the related hotel is terminated by the franchisor because of any action or failure to act by the applicable TRS.

If an event of default occurs and continues beyond any grace period, we will have the option of terminating the related lease. If we decide to terminate a lease, we must give the applicable TRS 10 days’ written notice. Unless the event of default is cured before the termination date we specify in the termination notice, the lease will terminate on such specified termination notice. In that event, the applicable TRS will be required to surrender possession of the related hotel.

Early Termination. We may terminate the lease as to any hotel prior to the expiration date of the lease if there is a sale of the hotel subject to the applicable lease, provided that we pay to the applicable TRS the termination fees as liquidated damages pursuant to the terms of the management agreement relating to the applicable hotel.

Breach by Us. If we breach any of the leases, we will have 30 days from the time we receive written notice of the breach from the applicable TRS to cure the breach. This cure period may be extended in the event of specified, unavoidable delays.

Franchise Licenses

We believe that the public’s perception of quality associated with a franchisor is an important feature in the operation of a hotel. Franchisors provide a variety of benefits for franchisees, which include national advertising, publicity and other marketing programs designed to increase brand awareness, training of personnel, continuous review of quality standards and centralized reservation systems.

The franchise licenses generally specify management, operational, record keeping, accounting, reporting and marketing standards and procedures with which the franchisee must comply. Under the franchise licenses the franchisee must comply with the franchisors’ standards and requirements with respect to:

•	training of operational personnel;

•	safety;

•	maintaining specified insurance;

•	the types of services and products ancillary to guest room services that may be provided;

•	display of signage; and

•	the type, quality and age of furniture, fixtures and equipment included in guest rooms, lobbies and other common areas.

For information on the Bensalem Courtyard by Marriott franchise agreement and the hotel’s compliance with the quality assurance standards under the franchise agreement, see “Risk Factors – Operating our hotels under franchise agreements could adversely affect our distributions to our shareholders.”

Additionally, as the franchisee, our TRSs will be required to pay the franchise fees described below.

The following table sets forth certain information in connection with the new franchise licenses that will be effective upon completion of this offering and the formation transactions for the initial hotels:

Hotel	Initial Franchise Fee	Franchise Fee(1)(2)	Marketing/Reservation Fee(1)	Expiration Date
Wyndham Palm Springs	$12,500	5%	3%(5)	October 2008
Wyndham St. Anthony	6,250	5%	3%(5)	October 31, 2008
Radisson Branson	—	3.5%(3)	2.75%	September 1, 2006
Radisson North Central Dallas	—	3.5%(3)	2.75%	September 1, 2006
Radisson Stockton	—	3.5%(3)	2.75%	September 1, 2006
Bensalem Courtyard by Marriott	66,800	5.5%	3%(6)	February 3, 2012
Charlotte University Holiday Inn	84,500	5%	2.5%	2016(8)
Billings Holiday Inn	157,500	5%	2.5%	2008(8)
Atlanta Holiday Inn (Downtown)	130,000	5%	2.5%	2014(8)
Wyndham Garden University Place Pittsburgh	9,900	4%	1.5%(5)	June 30, 2018
Frederick Holiday Inn and Conference Center	75,000	5%	2.5%	2016(8)
Fort Smith—City Center Holiday Inn	127,500	5%	2.5%	2010(8)
Lubbock Hotel & Tower Holiday Inn	146,500	5%	2.5%	2009(8)
Cheyenne Holiday Inn	122,000	5%	2.5%	2008(8)
York Holiday Inn	90,000	5%	2.5%	2014(8)
Greensburg Four Points by Sheraton	58,400	5%	1.95%(7)	2014(8)
Lubbock Park Plaza Holiday Inn	100,500	5%	2.5%	2009(8)
Fresno Airport Holiday Inn	103,500	5%	2.5%	2010(8)
Charlotte Airport Holiday Inn	105,000	5%	2.5%	2015(8)
Beaver Falls Holiday Inn	78,000	5%	2.5%	2014(8)
Indiana Holiday Inn	79,000	5%	2.5%	2014(8)
Wyndham Garden Raleigh/Durham	8,700	4%	1.5%(5)	February 28, 2017
Tallahassee Ramada Inn and Conference Center	55,000	4%	4.5%	2019(8)
Uniontown Holiday Inn	89,000	5%	2.5%	2014(8)
Clarion Holiday Inn	60,500	5%	2.5%	2015(8)
Leesburg Holiday Inn	60,500	5%	2.5%	2015(8)
Cumberland Holiday Inn	62,500	5%	2.5%	2016(8)
Harrisonburg Four Points by Sheraton	56,000	5%	1.95%(7)	2014(8)
Newport News Comfort Inn	50,000	4%(4)	3.85%	2024(8)
Asheville Comfort Suites	50,000	4%(4)	3.85%	2024(8)
Pottstown Comfort Inn	50,000	4%(4)	3.85%	2024(8)
Frederick Holiday Inn Express	48,500	5%	3%	2014(8)
Harrisburg East Comfort Inn	50,000	4%(4)	3.85%	2024(8)
Oak Ridge Comfort Inn	50,000	4%(4)	3.85%	2024(8)

(1)	Percentage of room revenues payable to the franchisor.
(2)	Represents the maximum franchise fee we are required to pay under our franchise licenses. From time to time we are able to negotiate discounts in franchise fees during specified periods of a franchise license.
(3)	Includes the management fee for these hotels.
(4)	The franchise fee will increase to 5.25% after the first 24 months of the license.
(5)	Reservation fees for each hotel are equal to approximately $10.25 per reservation for electronic reservations and approximately $11.50 per reservation for voice reservations.
(6)	There is an additional fee of $2.80 for each reservation not made directly at the hotel.
(7)	There is also a $8.65 per room/month additional reservation fee.
(8)	The expiration date will occur on the anniversary of the closing of this offering in the year indicated.

Ramada Inn is a registered trademark of Two Flags Joint Venture, LLC, Holiday Inn is a registered trademark of the InterContinental Hotels Group, Comfort Inn and Comfort Suites are registered trademarks of Choice Hotels International, Inc., Courtyard by Marriott is a registered trademark of Marriott International, Inc.,

Four Points is a registered trademark of The Sheraton Corporation, Wyndham and Wyndham Garden are registered trademarks of Wyndham IP Corporation and Radisson is a registered trademark of Carlson Hotels Worldwide Inc. The registered owners of the trademarks have approved our assumption of the franchise licenses upon the consummation of our formation transactions, either through a transfer of the existing license or through the issuance of a new license. Based on this approval, we expect the registered owners to confirm each of our TRSs that leases the applicable hotel as a licensee in good standing upon the completion of the license transfer or upon the issuance of a new license.

A grant of a Holiday Inn, Comfort Inn, Comfort Suites, Courtyard by Marriott, Four Points, Ramada, Wyndham or Radisson license is not intended and should not be interpreted as an express or implied approval or endorsement by the InterContinental Hotels Group, Choice Hotels International, Inc., Marriott International, Inc., The Sheraton Corporation, Two Flags Joint Venture, LLC, Wyndham IP Corporation or Carlson Hotels Worldwide Inc., respectively, or any respective affiliates of such entities, subsidiaries or divisions of us, our operating partnership or our common shares. We are a party to license agreements with The Sheraton Corporation which enables us to operate hotels using the service marks “Four Points” and/or “Sheraton.” Neither The Sheraton Corporation nor its affiliates own such hotels nor are they participants in this offering.

The management companies and franchisors described in this registration statement and any of their respective stockholders, partners, members, officers, directors, agents or employees shall not (i) in any way be deemed an issuer or underwriter or (ii) have any liability arising out of or relating to the sale or offer of securities hereunder, including but not limited to any liability or responsibility for any financial statements, projections or other financial information contained herein.

Environmental Matters

Under various federal, state and local environmental laws and regulations, a current or previous owner, operator or tenant of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases or threats of releases at such property, and may be held liable to a government entity or to third parties for property damage and for investigation, clean up and monitoring costs incurred by such parties in connection with the actual or threatened release. Such laws typically impose clean up responsibility and liability without regard to fault, or whether or not the owner, operator or tenant knew of or caused the presence of the contamination. The liability under such laws may be joint and several for the full amount of past or future costs associated with any investigation, clean-up and/or monitoring actions. A party held jointly and severally liable may obtain contributions from other identified, solvent, responsible parties for their fair share toward these costs. These costs may be substantial, and may exceed the value of the property. The presence of contamination, or the failure to properly remediate contamination, on such property may, among other things, adversely affect the ability of the owner, operator or tenant to sell or rent such property or to borrow using such property as collateral, and may otherwise adversely impact an investment on a property.

We received a Phase I environmental assessment report for each of the 34 hotels initially contributed to us. The purpose of these reports is to identify, to the extent reasonably possible and based on reasonably available information, any existing and potential conditions resulting from hazardous or toxic substances, including petroleum products and ACMs, at the hotels. These assessments generally include a review of relevant federal, state and local environmental agency database records, one or more interviews with appropriate site-related personnel, review of the property’s chain of title and a review of historic aerial photographs. Each Phase I assessment also includes a visual, non-intrusive inspection of the hotel to assess visible surface contamination, potential sources of soil and groundwater contamination, hazardous substance storage tanks, current waste streams, visible mold and actual or suspect ACMs. In addition, as part of the Phase I assessments, abutting properties and nearby sources of potential contamination are identified through publicly available information and evaluated for potential impact on the hotels, to the extent reasonably possible. Some of the hotels are located on or near properties with former or existing underground or above ground storage tanks used to store petroleum or other hazardous products, or on which activities involving hazardous substances have been or currently are being conducted. Based on the Phase I assessments, we are aware of potential contaminated soil and/or groundwater at some of our hotels from historical on-site uses, such as an army depot and a railroad station, or from existing on-site or nearby leaking underground storage tanks, or other regional groundwater contamination. The Phase I assessments also identified actual or suspect ACMs at nearly all of the hotels, generally in the form of floor coverings, ceiling and roofing materials. In addition, the Phase I assessments identified some visible or suspect mold at some of the hotels. Based on the Phase I assessments, however, we do not believe that the historical or current activities at the hotel properties or adjacent to them will have a material adverse effect on our business or results of operations. Nevertheless, it is possible that (i) the environmental assessments did not reveal all environmental liabilities with respect to the hotels, (ii) environmental liabilities have developed with respect to the hotels since the environmental assessments were prepared and/or (iii) there are material environmental liabilities of which we are unaware with respect to the hotels. In addition, we cannot predict whether changes of applicable laws or regulations, the identification of new facts or changes in conditions at the hotels will have a material adverse effect on our business or results of operations in the future. See “Risk Factors—We are subject to a variety of environmental, health and safety laws and regulations that could result in liabilities.”

Insurance

We will carry comprehensive liability, casualty, flood and operating loss insurance covering all of the hotels in our portfolio with policy specifications and insured limits that are appropriate given the relative risk of loss, the cost of the coverage and industry practice. Our management believes that upon completion of this offering, our hotels will be adequately covered by insurance, subject to the risks described under “Risk Factors” above. In addition, in certain areas, we will pay additional premiums to obtain flood or earthquake insurance as we deem appropriate. We will not carry insurance for generally uninsured losses such as loss from riots.

Competition

While we believe that our strategy and market focus represent a novel approach for a REIT, we nevertheless compete in acquiring hotels with national hotel chains, other REITs, other public and private real estate companies and private real estate investors in acquiring hotels. In addition, other entities may determine to pursue the same or a similar strategy and may have greater resources or other competitive advantages.

Employees

Upon completion of the offering and the formation transactions, we will have five employees.

Legal Proceedings

We are not involved in any litigation other than routine litigation arising in the ordinary course of business that we expect to be covered by insurance.

Other Types of Investments and Policies

The following is a discussion of our policies with respect to certain activities, including dispositions, investments, financing matters and conflicts of interest. These policies, as well as our investment criteria described elsewhere in this prospectus, may be amended or revised from time to time at the discretion of our Board of Trustees, without a vote of our shareholders. Any change to any of these policies by our Board of Trustees, however, would be made only after a review and analysis of that change, in light of then-existing business and other circumstances, and then only if, in the exercise of its business judgment, our Board of Trustees believes that it is advisable to do so in our and our shareholders’ best interests.

Disposition Policy

We will evaluate our portfolio on a regular basis to determine if it continues to satisfy our portfolio strategy. Subject to certain restrictions applicable to REITs, we may sell investments and use the proceeds of any such sale for debt reduction or additional acquisitions. We will utilize several criteria to determine the potential of our investments. Investments will be identified for sale based upon management’s forecast of the strength of the related cash flows as well as their value to our overall portfolio. Our decision to sell an investment often will be predicated upon whether conditions suggest that it has limited growth potential or presents material risk of deterioration in operating performance. If we sell a hotel, other than a foreclosure property, held for sale to customers in the ordinary course of business, our gain from the sale will be subject to a 100% penalty tax. See “Federal Income Tax Consequences of Our Status as a REIT—Requirements for Qualification—Prohibited Transactions.”

Investments in Other Securities or Entities

Generally, we do not expect to engage in any significant investment activities with other entities, although we may consider joint venture investments with other investors or with financial institutions. We may also invest in the securities of other issuers in connection with acquisitions of indirect interests in hotels (normally general or limited partnership or limited liability company interests in special purpose entities or preferred securities in entities owning hotels). We may in the future acquire some, all or substantially all of the securities or assets of other REITs or similar entities where that investment would be consistent with our investment policies and the REIT qualification requirements. There are no limitations on the amount or percentage of our total assets that may be invested in any one issuer, other than those imposed by the gross income and asset tests that we must satisfy to qualify as a REIT. However, we do not anticipate investing in other issuers of securities for the purpose of exercising control or acquiring any investments primarily for sale in the ordinary course of business or holding any investments with a view to making short-term profits from their sale. In any event, we do not intend that our investments in securities will require us to register as an “investment company” under the Investment Company Act, and we intend to divest securities before any registration would be required. We do not intend to engage in trading, underwriting, agency distribution or sales of securities of other issuers. Our Board of Trustees has not yet developed specific criteria for investments in other securities or entities, but intends to develop such criteria prior to engaging in any investment activities in other securities or entities.

Investments in Real Estate Mortgages

We have not, prior to this offering, invested in mortgages. Although we currently have no specific plans to do so, we may engage in mortgage investments in the future, in particular if it may lead to the acquisition of the underlying property.

Lending Policies

We do not have a policy limiting our ability to make loans to other persons. We may consider offering purchase money financing in connection with the sale of hotels where the provision of that financing will increase the value to be received by us for the hotel sold. We may make loans to joint ventures in which we may participate in the future. However, we do not intend to engage in significant lending activities.

Equity Capital Policies

Our Board of Trustees has the authority, without further shareholder approval, to issue additional authorized common shares and preferred shares or otherwise raise capital, including through the issuance of senior securities, in any manner and on the terms and for the consideration it deems appropriate, including in exchange for property. Existing shareholders will have no preemptive right to acquire additional shares issued in any offering, and any offering may cause a dilution of investment. We may in the future issue common shares or units of partnership interest in our operating partnership in connection with acquisitions.

Additionally, preferred shares could have dividend, voting, liquidation and other rights and preferences that are senior to those of our common shares.

We may, under certain circumstances, upon approval by our Board of Trustees but without obtaining shareholder approval, repurchase common shares in private transactions with our shareholders. Our Board of Trustees has no present intention of causing us to repurchase any shares, and any action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualifying as a REIT.

In the future we may institute a dividend reinvestment plan, or DRIP, which would allow our shareholders to acquire additional common shares by automatically reinvesting their cash dividends. Common shares would be acquired pursuant to the DRIP at a price equal to the then prevailing market price, without payment of brokerage commissions or service charges. Shareholders who do not participate in the plan will continue to receive cash dividends as declared.

Financing Policies

After this offering, we expect to have total indebtedness of $144.6 million. Our Board will consider a number of factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of indebtedness, including the purchase price of hotels to be acquired with debt financing, the estimated market value of our hotels upon refinancing and the ability of particular hotels, and our company as a whole, to generate cash flow to cover expected debt service. Our financing strategy is to maintain a prudent level of debt with limited recourse, if possible, and to manage our variable interest rate exposure flexibly. We anticipate that a target leverage ratio of 45% – 55%, as measured by debt to total capitalization, will enable us to continue to devote a substantial portion of our operating income and earnings to the payment of distributions. We intend to finance future growth with the most advantageous source of capital available to us at the time of acquisition.

We may incur debt in the form of purchase money obligations to the sellers of hotels, or in the form of publicly or privately placed debt instruments, financing from banks, institutional investors, or other lenders, any of which indebtedness may be unsecured or may be secured by mortgages or other interests in our hotels. This indebtedness may be recourse, non-recourse or cross-collateralized and, if recourse, that recourse may include our general assets and, if non-recourse, may be limited to the particular property to which the indebtedness relates. In addition, we may invest in hotels subject to existing loans secured by mortgages or similar liens on the hotels, or may refinance hotels acquired on a leveraged basis. We may use the proceeds from any borrowings for working capital, to purchase additional interests in partnerships or joint ventures in which we participate, to refinance existing indebtedness or to finance acquisitions, expansion, redevelopment of existing hotels or development of new hotels. We may also incur indebtedness for other purposes when, in the opinion of our Board, it is advisable to do so. In addition, we may need to borrow to meet the taxable income distribution requirements under the Internal Revenue Code if we do not have sufficient cash available to meet those distribution requirements.

Conflict of Interest Policy

We have adopted a Code of Business Conduct and Ethics that contains a policy that prohibits conflicts of interest between our officers, employees and Trustees on the one hand, and our company on the other hand, except where our Board of Trustees waives the conflict. Waivers of our conflicts of interest policy will be disclosed to our shareholders in accordance with SEC requirements. However, we cannot assure you that these policies will be successful in eliminating the influence of these conflicts.

Our conflicts of interest policy states that a conflict of interest exists when a person’s private interest is not aligned or interferes or appears to be not aligned or to interfere in any way with our company’s interest. We have adopted a policy that, without the approval of a majority of the disinterested Trustees, we will not, among other things:

•	acquire from or sell to any of our Trustees, officers or employees, any entity in which any of our Trustees, officers or employees has an interest of more than 5%, or to any family members of any of our Trustees, officers or employees, any assets or other property;

•	make any loan to or borrow from any of our Trustees, officers or employees, any entity in which any of our Trustees, officers or employees has an interest of more than 5% or to any family members of any of our Trustees, officers or employees;

•	engage in any other transaction with any of our Trustees, officers or employees, any entity in which any of our Trustees, officers or employees has an interest of more than 5%, or with any family member of any of our Trustees, officers or employees; or

•	permit any of our Trustees or officers to make recommendations regarding or to approve compensation decisions that will personally benefit such Trustees or officers or their family members.

Our conflict of interest policy recognizes that some of our officers and Trustees may have personal or professional interests that may, at times, compete with ours. While our Trustees must comply with their duties under Maryland law, our conflict of interest policy does not prohibit them from pursuing other business opportunities in their capacities as individuals or as partners, members, officers or employees of other entities. In some circumstances, they may compete with us for business opportunities and, subject to any duties, are not required to present these opportunities to us. As of the date of this prospectus, we have acknowledged that we expect that:

•	Apollo, our founder, may compete with us for acquisitions and other business opportunities in the lodging industry;

•	our Chairman, Rick Koenigsberger, will devote a majority of his time to us, but will continue to be a partner in Apollo. Mr. Koenigsberger has agreed to recuse himself entirely from participation in any transaction with respect to which we are competing with Apollo;

•	Mark E. Pasquerilla, who will become one of our Trustees upon completion of the formation transaction, will continue to own an interest in a full-service hotel in Harrisburg, Pennsylvania, that may compete with our limited-service hotel located in that market; and

•	Lee Neibart, one of our Trustees, will remain a partner of Apollo and will remain a director of Wyndham International.

Our declaration of trust provides that in defining or interpreting the powers and duties of the Trustees, reference may be made by the Trustees to the Maryland General Corporation Law, or MGCL. The MGCL provides that a contract or other transaction between a corporation and any of that corporation’s directors and any other entity in which that director is also a director or has a material financial interest is not void or voidable solely on the grounds of the common directorship or interest, the fact that the director was present at the meeting at which the contract or transaction is approved or the fact that the director’s vote was counted in favor of the contract or transaction, if:

•	the fact of the common directorship or interest is disclosed to the Board or a committee of the Board, and the Board or that committee authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even if the disinterested directors constitute less than a quorum;

•	the fact of the common directorship or interest is disclosed to shareholders entitled to vote on the contract or transaction, and the contract or transaction is approved by a majority of the votes cast by the shareholders entitled to vote on the matter, other than votes of shares owned of record or beneficially by the interested director, corporation, firm or other entity; or

•	the contract or transaction is fair and reasonable to the corporation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Contribution of Initial Hotels

The initial hotels were acquired from entities with which Rick Koenigsberger, Chairman of our Board of Trustees, Lee Neibart, one of our Trustees and Mark E. Pasquerilla, who will be one of our Trustees upon completion of the formation transactions, are affiliated. Messrs. Koenigsberger and Neibart are two of the partners in Apollo, the general partner of the Apollo fund that controls AP/APH Ventures, LLC, the entity that is contributing the interests in six of the hotels to us and Mr. Pasquerilla is the chief executive officer of Crown.

AP/APMC Partners, LLC, the controlling member of AP/APH Ventures and an affiliate of Apollo, has entered into a definitive purchase agreement with Crown Hotel Holding Company and certain of its affiliates, which we refer to collectively as Crown, pursuant to which AP/APMC Partners agreed to purchase the interests in 22 hotels from Crown for an aggregate purchase price of approximately $146.0 million in cash (including the repayment of the mortgage indebtedness related to the hotels, as well as to five additional hotels that will be retained by Crown that are cross-collateralized with 21 of the 22 hotels we are purchasing), as well as up to an aggregate of $8.2 million consisting of payments to Crown with respect to completed capital expenditures, payments to Crown’s lenders with respect to the repayment of mortgage indebtedness and severance obligations of Crown that we are assuming in connection with the acquisition, subject to credit, prorations and other adjustments as provided in the purchase agreement. AP/APMC Partners has agreed to assign to us its rights in and we have agreed to assume the obligations under the Crown purchase agreement. We have also agreed to issue to Crown warrants to purchase 37,500 common shares, which is equal to 5% of the total number of shares available for issuance under our 2004 Option Plan, on terms and conditions described under “Our Business and Hotels—Our Structure—Description of Contribution Agreement, Crown Purchase Agreement and Hotel Ventures Purchase Agreement.”

AP/APH Ventures and certain of its indirect subsidiaries (all of which are affiliates of Apollo) have substantially completed negotiations on a contribution agreement with us and Capital Lodging Operating Partnership, L.P., our operating partnership, pursuant to which AP/APH Ventures will agree to the terms on which it will contribute to us the interests in six hotels. In exchange for the interests in the six hotels contributed by AP/APH Ventures, we will repay approximately $135.9 million of cross-collateralized indebtedness associated with these hotels, as well as with two other hotels, one owned by AP/APH Ventures and one owned by a different Apollo affiliate, neither of which is being contributed to us, and will issue to AP/APH Ventures 1,596,000 common shares, valued at approximately $20.7 million based on a value per share equal to $13.00, the midpoint of the price range set forth on the cover of this prospectus. Messrs. Koenigsberger and Neibart participated on behalf of AP/APH Ventures in the negotiation of the number of common shares to be received by AP/APH Ventures and the other terms of this contribution.

The purchase price for the initial hotels contributed by AP/APH Ventures is currently being determined based on several factors, including a multiple of expected future earnings, analysis of sales of similar hotels, review of replacement costs and internal rate of return analysis. No single factor is being given greater weight than any other in valuing these hotels. The purchase price and the terms of the acquisition of the hotels from Crown was determined through arm’s length negotiations between AP/APMC Partners and Crown. We did not obtain independent third party appraisals for any of these hotels or for the hotels contributed to us by AP/APH Ventures. As a result, such amounts may not reflect fair market value. In connection with the determination of consideration to be paid for the hotels being contributed to us by AP/APH Ventures, the total number of common shares has been fixed at 1,596,000 common shares. Accordingly, the ultimate value of the consideration we will deliver in exchange for the initial hotels is based on the initial public offering price of our common shares and may not reflect fair market value.

The number of common shares we will issue to AP/APH Ventures and the cash amount to repay indebtedness associated with the initial hotels being contributed by AP/APH Ventures are fixed. AP/APH Ventures will have no right under the contribution agreement to change its investment decision or to require us to deliver more cash or a greater number of common shares. However, the value of the shares depends on the initial public price of our common shares.

Each of the contribution and purchase agreements contains representations and warranties concerning the ownership and operation of the initial hotels and other customary matters. AP/APH Ventures will agree to indemnify us against all claims arising from (i) any breaches of the representations and warranties made by them in the contribution agreement for a period of one year after the closing (or in the case or representations and warranties regarding tax matters, 90 days following the applicable statute of limitations), (ii) any nonfulfillment of any covenant or agreement on the part of AP/APH Ventures under the contribution agreement for a period of one year from the closing date and (iii) any liability of AP/APH Ventures or the hotels arising from any occurrence prior to the closing date. AP/APH Ventures’ potential indemnification obligation is limited to $12.5 million in the aggregate (other than with respect to representations and warranties regarding tax matters, which are not so limited), subject to a $100,000 deductible. Each Crown entity has agreed to jointly and severally indemnify AP/APMC Partners against all claims arising from (i) any breaches of the representations and warranties made by the Crown entities in the purchase agreement for a period of one year after the closing date (or in the case of representations or warranties regarding tax matters, 90 days following the applicable statute of limitations), (ii) any nonfulfillment of any covenant or agreement on the part of the Crown entities under the purchase agreement for a period of one year from the closing date and (iii) any liability of the Crown entities or the hotels arising from any occurrence prior to the closing date. The Crown entities’ potential indemnification obligation is limited to $12.5 million in the aggregate, subject to a $100,000 deductible (other than with respect to representations and warranties regarding tax matters, which are not so limited).

The obligations of the contributing and selling entities under the contribution and purchase agreements to transfer the interests in the initial hotels to us are conditioned upon the completion of this offering and other customary conditions beyond the control of the contributing and selling entities, such as the performance of all our material obligations set forth in the contribution agreement and the accuracy in all material respects of our representations and warranties and in the case of Crown, the appointment of Mark E. Pasquerilla to our Board of Trustees effective immediately after the closing date under the purchase agreement, but are otherwise unconditional with respect to the obligations of the contributing and selling entities and our operating partnership.

Each of the selling entities with whom our Trustees and executive officers and their immediate family members is affiliated are listed below, along with (i) the related interest being conveyed or sold to our operating partnership (through such person’s direct or indirect ownership in the entities that own the initial hotels) and (ii) the approximate number of common shares to be issued or cash to be paid in exchange for such initial hotels.

Contributor	Contributed Interest	Cash Payments (in millions)		Common Shares to be Received
AP/APH Ventures, LLC(1)	95%	$135.9	(2)	1,596,000

Crown Holding Company(3)	100%	$146.0		37,500	(4)

(1)	Messrs. Koenigsberger and Neibart are two of the partners in Apollo, which is the general partner of the Apollo fund that controls AP/APH Ventures, LLC. Messrs. Koenigsberger and Neibart have an indirect interest of less than 1% in the aggregate in the Apollo fund that controls AP/APH Ventures.
(2)	Represents the repayment of indebtedness relating to the hotels that are cross-collateralized with the hotels being contributed to us by AP/APH Ventures.
(3)	Mark Pasquerilla and Leah Pasquerilla collectively own (through direct or indirect ownership of the entities that own the Crown hotels) 100% of the interest being sold to us.
(4)	Consists of warrants that are immediately exercisable to purchase common shares.

Other Benefits to Related Parties

Person Receiving the Benefit	Nature and Amount of Benefit

Edward J. Rohling President, CEO and Trustee

In connection with his ongoing consulting relationship with Apollo, Mr. Rohling has a consulting agreement with Apollo under which he will receive from Apollo a percentage of the cash amounts received by Apollo as a result of the sale by AP/APH Ventures of its assets, including cash received upon the sale of the common shares that it receives in the formation transactions and the hotels that AP/APH Ventures is not contributing to us. As partners in Apollo, Messrs. Koenigsberger and Neibart participated, on behalf of Apollo, in both the negotiation of the consulting agreement between Apollo and Ed Rohling and in the negotiation of the consideration to be received by AP/APH Ventures for the six hotels being contributed to us. Under the consulting agreement, which was agreed to in principle in April 2003 and executed on July 9, 2004, Mr. Rohling will receive 2.5% of the first $20 million of cash received by Apollo in excess of a specified minimum amount and 3.5% of cash received over and above the first $20 million. Assuming an initial public offering price of $13.00 per share in this offering, the midpoint of the price range set forth on the cover of this prospectus, and that AP/APH Ventures later sold the shares it receives at that price, and that Apollo disposed of the other assets subject to the consulting agreement, Mr. Rohling would then be entitled to receive approximately $700,000 under the consulting agreement, approximately 50% of which would be attributable to the six hotels being contributed to us. In his capacity as a consultant to AP/APH Ventures, Mr. Rohling may provide advice to AP/APH Ventures relating to the contribution to us by AP/APH Ventures of the six hotels.

Mark E. Pasquerilla Trustee upon completion of the offering

In connection with his position as chief executive officer and an indirect owner of Crown, Mr. Pasquerilla will receive direct and indirect benefits from Crown’s sale of 22 hotels to us, including shares issuable pursuant to warrants to be issued to Crown and the repayment by Crown of the mortgage indebtedness relating to the 22 Crown hotels, as well as to the five additional hotels that will be retained by Crown that are cross-collateralized with 21 of the 22 hotels we are purchasing. Mark E. Pasquerilla is an indirect owner in Crown through his ownership of capital stock in Crown Holding Company, the entity that owns the parent company of Crown.

Person Receiving the Benefit	Nature and Amount of Benefit

Leah Pasquerilla Sister of Mark E. Pasquerilla

As an indirect owner of Crown, Ms. Pasquerilla will receive direct and indirect benefits from Crown’s sale of 22 hotels to us, including shares issuable pursuant to warrants to be issued to Crown and the repayment by Crown of the mortgage indebtedness relating to the 22 Crown hotels, as well as to five additional hotels that will be retained by Crown that are cross-collateralized with 21 of the 22 hotels we are purchasing. Leah Pasquerilla is an indirect owner in Crown through her ownership of capital stock in Crown Holding Company, the entity that owns the parent company of Crown.

Related Party Transaction

We have agreed to perform management duties for four hotels owned by Apollo and its affiliates that are not being contributed to us. We expect to receive approximately $400,000 per year in fees under this agreement, which has a term of five years. The agreement is terminable by Apollo for cause at any time upon two days notice to us or, following December 31, 2005, for any reason upon 90 days notice to us. If the agreement is terminated before December 31, 2005, Apollo is responsible for the full amount of the management fee through December 31, 2005, unless the agreement is terminated for cause in which case there is no termination fee. If the agreement is terminated after December 31, 2005, there is no termination fee other than Apollo’s responsibility to pay the management fee during the 90 day notice period.

Upon completion of the formation transactions, we will have two management agreements with Wyndham International relating to the management of two of our hotels. The management fees to be paid to Wyndham International include a monthly base fee equal to 2% of gross revenue, and an annual incentive fee equal to 10% of the amount, if any, by which net operating income for such operating year exceeds specified minimum amounts. See “Our Business and Hotels—Our Management Companies—Management Agreements” for more information regarding our management agreement with Wyndham International. Messrs. Koenigsberger and Neibart are partners in Apollo, which is the general partner of the fund that has a $125 million non-controlling investment in Wyndham International. Mr. Neibart serves on Wyndham International’s board of directors. As a result, Messrs. Koenigsberger and Neibart have an indirect interest in Wyndham International.

In connection with the contribution to us by AP/APH Ventures of six hotels, we will repay approximately $135.9 million of cross-collateralized indebtedness associated with these hotels, as well as with two other hotels, one owned by AP/APH Ventures and one owned by a different Apollo affiliate, neither of which is being contributed to us.

MANAGEMENT

Trustees and Executive Officers

Our Board of Trustees consists of eight members. Mark E. Pasquerilla, the chief executive officer and an indirect owner of Crown, will become one of our Trustees upon completion of the formation transactions. We have provided below information regarding our current executive officers and Trustees.

Name	Age	Position
Rick Koenigsberger	37	Chairman of the Board of Trustees

Edward J. Rohling	49	President, Chief Executive Officer and Trustee

John D. Bailey	46	Chief Financial Officer

David A. Dittman	58	Trustee

Richard Gabriel	57	Trustee

Isaac Kier	51	Trustee

Lee Neibart	53	Trustee

David M. Traversi	45	Trustee

Ray Wirta	60	Trustee

Rick Koenigsberger

Mr. Koenigsberger serves as our Chairman. Mr. Koenigsberger is currently a partner of Apollo Real Estate Advisors, L.P., the general partner of the Apollo Real Estate Funds, and has been associated with Apollo since 1994. At Apollo, Mr. Koenigsberger is responsible for new investments and investment management with a focus on the hospitality industry. While at Apollo, Mr. Koenigsberger has been involved with real estate transactions totaling over $5 billion in asset value. He is responsible for Apollo’s direct investments in hotels, as well as asset management of the hotel portfolio, which includes the oversight of various management companies as well as the oversight of any sales or financing transactions associated with the portfolio. Prior to becoming a partner of Apollo, Mr. Koenigsberger had been associated with Apollo Management, the general partner of the Apollo Corporate Funds, since 1990. Prior to joining Apollo, Mr. Koenigsberger was a member of the Corporate Finance Department of Drexel Burnham Lambert Incorporated. Mr. Koenigsberger is currently a director of Meadowbrook Golf Group, Inc. Mr. Koenigsberger is a past director of Schuler Homes/Western Pacific Housing, CB Richard Ellis, and Washington Corp. He graduated from the University of Pennsylvania’s Wharton School of Business, summa cum laude, in 1989.

Edward J. Rohling

Mr. Rohling serves as our President and CEO and will be a member of our Board of Trustees. From March 1998 to present, Mr. Rohling served as an advisor to and an operating partner of various financial sponsors including Blackstone Real Estate Acquisitions L.L.C. and Apollo through The Rohling Company, Hotel Equity Advisors, a firm established by Mr. Rohling in March 1998. In this capacity, he advised private equity firms on enhancing the value of hotel real estate investments through improved operating performance. Since August of 2001, in this capacity, Mr. Rohling has managed 12 hotels with over 4,000 rooms for Apollo. Mr. Rohling was a general partner of Harvey Hotels, a predecessor of Bristol Hotels & Resorts and one of the founders of Bristol Hotels. For the 16 years with Harvey Hotels and Bristol Hotels, Mr. Rohling served in numerous operating and executive capacities. Mr. Rohling initiated and developed the direct sales program and culture that distinguished Harvey Hotels and Bristol Hotels from its peers. For the last few years at Bristol, he oversaw acquisitions and was senior vice president of corporate development upon his departure in 1998. During that time Mr. Rohling was instrumental in the 1995 acquisition of United Inns, a New York Stock Exchange-listed hospitality company owning 26 hotels and the 1997 acquisition of a portfolio of 45 Holiday Inn hotels and 15 management contracts from Bass PLC. Mr. Rohling was actively involved in the 1995 public offering of Bristol Hotels. Mr. Rohling has also served as President and Chairman of the Hotel Association of Greater Dallas. Prior to Bristol Hotels, Mr. Rohling spent five years with the Marriott Corporation. Mr. Rohling holds a Bachelor’s degree from the University of Illinois at Chicago.

John D. Bailey

Mr. Bailey serves as our CFO. Mr. Bailey has served as chief financial officer of Prism Hotels since August 2003. From October 2001 to June 2003, Mr. Bailey served as senior vice president and chief accounting officer for ClubCorp, an owner/operator of private clubs and resorts throughout the world, and was a member of the executive committee. Prior to joining ClubCorp in October 2001, Mr. Bailey was senior vice president and chief financial officer of HQ Global Workplaces, and was a member of the company’s operating committee. Mr. Bailey departed HQ on October 26, 2001, after being recruited by his former supervisor, a former chief financial officer of Bristol Hotels & Resorts, to join ClubCorp as chief accounting officer. HQ filed for protection under the federal bankruptcy laws five months later, on March 13, 2002. Before joining HQ, Mr. Bailey began his hospitality career in 1989 with the predecessor to Bristol Hotels & Resorts, Harvey Hotel Company, where he was vice president and corporate controller at the time the company was taken private and sold to the InterContinental Hotels Group in April 2000. Mr. Bailey is a graduate of Texas Tech University and holds a Bachelor’s Degree of Business Administration in Accounting and is a CPA.

David A. Dittman

Dr. Dittman serves as a member of our Board of Trustees. Dr. Dittman has been the Hubert E. Westfall Professor of Accounting at the Cornell University School of Hotel Administration since 2000. From 1990 to 2000, Dr. Dittman was Dean and an E.M. Statler Professor at the Cornell University School of Hotel Administration. From 1985 to 1990, Dr. Dittman was the Chairman of the Department of Accounting and the Director for the Center for Accounting Research at the Carlson School of Management at the University of Minnesota. Dr. Dittman is currently a director of Burnham Holdings, Inc. and Goodwill Industries International. Dr. Dittman received a B.A. from University of Notre Dame, a M.A. in Accounting from The Ohio State University and a Ph.D. in Accounting from The Ohio State University.

Richard Gabriel

Mr. Gabriel serves as a member of our Board of Trustees. Mr. Gabriel founded National Properties, Inc., a real estate developer and trader of commercial real estate, and has served as its chief executive officer and president since 1977. In 1989, Mr. Gabriel co-founded ColRich Realty, Inc., which focuses primarily on the underdeveloped opportunistic Southern California resident market, and currently serves as its chairman of the board. Mr. Gabriel also serves as chairman of the board of ColRich Communities, Inc., National Properties & Syndications, Inc. and C.M. Services, Inc. Mr. Gabriel received a Commercial Baccalaureate and a degree in accounting from the University of the Witwatersrand in Johannesburg, South Africa.

Isaac Kier

Mr. Kier serves as a member of our Board of Trustees. Mr. Kier has served as a general partner of Coqui Capital Partners L.P., a venture capital firm, since February 2000. Since October 1997, he has been a principal and managing partner of First Americas Partners LLC, a real estate related business. Mr. Kier is a director of Tremisis Energy Acquisition Corporation. Mr. Kier also serves as a director of several private companies. Mr. Kier received a B.A. from Cornell University and a J.D. from George Washington University Law School.

Lee Neibart

Mr. Neibart serves as a member of our Board of Trustees. Mr. Neibart has been a senior partner of Apollo since 1993 and is responsible for the operations and management of the Apollo Real Estate Funds. From 1989 to 1993, Mr. Neibart was executive vice president and chief operating officer of the Robert Martin Company, a real estate development and management firm with a portfolio of approximately seven million square feet of commercial real estate and with which he was associated for over 14 years. Mr. Neibart is a director of Wyndham International and Meadowbrook Golf Group, Inc., a golf course manager, developer and owner. He is also a past president of the New York Chapter of the National Association of Industrial and Office Parks. Mr. Neibart received a B.A. from the University of Wisconsin and an MBA from New York University.

David M. Traversi

Mr. Traversi serves as a member of our Board of Trustees. Mr. Traversi has been the Managing Director of 2020 Growth Partners, LLC, a strategic advisory firm since 1999. From 2000 to 2002, Mr. Traversi was the co-founder, president, chief executive officer and board member of PRE Solutions, Inc., a private company which is now the nation’s largest electronic processor of prepaid telecom products. From 1997 to 1999, Mr. Traversi was president of Sirrom Capital Corporation, an New York Stock Exchange-listed financial services and investment firm. From 1989 to 1996, he was a general partner and managing director in the Corporate Finance Department of Montgomery Securities (now Banc of America Securities LLC). He has also practiced as a business lawyer. Mr. Traversi has a B.S. in Business Administration and Finance from California State University, Chico; an MBA from Haas School of Business, University of California, Berkeley; and a J.D. from University of California, Davis.

Ray Wirta

Mr. Wirta serves as a member of our Board of Trustees. Mr. Wirta has been chief executive officer of CB Richard Ellis Group since July 2001 and a director of CB Richard Ellis Group since September 2001. He has been chief executive officer of CB Richard Ellis Services since May 1999. He served as its chief operating officer from May 1998 to May 1999. Mr. Wirta holds a B.A. from California State University, Long Beach and an MBA in International Management from Golden Gate University.

Founders. Messrs. Koenigsberger, Rohling and Bailey and Apollo Real Estate Advisors, L.P., acted as founders of our company, which means that they took initiative in founding and organizing our business.

Corporate Governance: Board of Trustees and Committees

Our business is managed through the oversight and under the direction of our Board of Trustees. Our Board of Trustees will, upon closing of this offering and the formation transactions, consist of nine members. The majority of our Trustees will at all times be “independent” Trustees, as defined in a manner consistent with listing standards recently adopted by the New York Stock Exchange, and will be nominated by our nominating and corporate governance committee. The Trustees are regularly kept informed about our business at meetings of the Board and its committees and through supplemental reports and communications. Our non-management Trustees expect to meet regularly in executive sessions without the presence of any corporate officers. Our Board seeks to maintain high corporate governance standards.

Our corporate governance structure was established in July 2004 in connection with our formation as a REIT. We expect to make our corporate governance documents available on our website after the offering. These documents include our declaration of trust, bylaws, Board of Trustees guidelines on corporate governance, committee charters and code of business conduct and ethics.

The Board has established three committees whose principal functions are briefly described below.

Audit Committee. The Board of Trustees has established an audit committee, which is composed of independent Trustees, Messrs. Dittman (Chairman), Gabriel and Traversi. It assists the Board in overseeing (i) our accounting and financial reporting processes; (ii) the integrity and audits of our financial statements; (iii) our compliance with legal and regulatory requirements; (iv) the qualifications and independence of our independent auditors; and (v) the performance of our internal and independent auditors. The audit committee also:

•	has sole authority to appoint or replace our independent auditors;

•	has sole authority to approve in advance all audit and non-audit engagement fees, scope and terms with our independent auditors;

•	monitors compliance of our employees with our standards of business conduct and conflict of interest policies; and

•	meets at least quarterly with our senior executive officers, internal audit staff and our independent auditors in separate executive sessions.

The specific functions and responsibilities of the audit committee are set forth in the Audit Committee Charter, which we have filed as an exhibit to this registration statement. Our Board of Trustees has determined that Mr. Dittman qualifies as an “audit committee financial expert” as defined by applicable regulations of the SEC. Our Board of Trustees has determined that each of the members of the audit committee is “independent” as defined by the listing standards of the New York Stock Exchange. Our Board of Trustees has also determined that the other members of our audit committee will satisfy the financial literacy requirements for audit committee members under current SEC regulations.

Compensation Committee. The Board of Trustees has established a compensation committee, which is composed entirely of independent Trustees, Messrs. Wirta (Chairman), Gabriel and Kier. As stated in the Compensation Committee Charter, the principal functions of the committee are:

•	to evaluate the performance of our senior executives;

•	to review and approve senior executive compensation plans, policies and programs;

•	to consider the design and competitiveness of our compensation plans;

•	to administer and review changes to our incentive, share option and restricted share and long-term incentives plans under the terms of the plans; and

•	to produce an annual report on executive compensation for inclusion in our proxy statement.

The committee also reviews and approves corporate goals and objectives relevant to chief executive officer compensation, evaluates the chief executive officer’s performance in light of those goals and objectives, and recommends to the Board the chief executive officer’s compensation levels based on its evaluation. The committee has the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of chief executive officer or senior executive compensation.

The compensation committee will administer our 2004 Option Plan and 2004 Equity Compensation Plan.

Nominating and Corporate Governance Committee. Our Board of Trustees has established a nominating and corporate governance committee, which is composed entirely of independent Trustees, Messrs. Kier (Chairman), Dittman, and Wirta. As stated in the Nominating and Corporate Governance Committee Charter, the nominating and corporate governance committee is responsible for seeking, considering and recommending to the Board qualified candidates for election as Trustees and recommending a slate of nominees for election as Trustees at the annual meeting. It also periodically prepares and submits to the Board for adoption the committee’s selection criteria for Trustee nominees. It reviews and makes recommendations on matters involving general operation of the Board and our corporate governance, and it annually recommends to the Board nominees for each committee of the Board. In addition, the committee annually facilitates the assessment of the performance of the Board of Trustees as a whole and of the individual Trustees and reports thereon to the Board. The committee has the sole authority to retain and terminate any search firm to be used to identify Trustee candidates. Shareholders wishing to recommend Trustee candidates for consideration by the committee can do so by writing to our secretary at our corporate headquarters in Dallas, Texas, giving the candidate’s name, biographical data and qualifications. The secretary will, in turn, deliver any shareholder recommendations for Trustee candidates prepared in accordance with our bylaws to the nominating and corporate governance committee. Any such recommendation must be accompanied by a written statement from the individual of his or her consent to be named as a candidate and, if nominated and elected, to serve as a Trustee.

Interlocks and Insider Participation

Upon completion of this offering, there will be no compensation committee interlocks, none of our employees will participate on the compensation committee and the committee will consist of independent Trustees.

Compensation of Trustees

Each Trustee who is not an employee will be paid a cash retainer of $20,000 per year. In addition, we will pay non-employee Trustees, in cash, a fee of $10,000 per year for service as chairman of the audit committee, a fee of $7,500 per year for service as chairman of the compensation committee, a fee of $5,000 per year for service as chairman of any other standing committee of the Board, including the nominating and corporate governance committee, and a fee of $2,500 per year for service as a member (other than as chairman) of any standing Board committee. Trustees who are employees will receive no additional compensation for their service as a Trustee. In addition, we will reimburse all Trustees for reasonable out-of-pocket expenses incurred in connection with their services on the Board of Trustees.

At the time of this offering, we will issue to Messrs. Dittman, Gabriel, Kier, Neibart, Traversi and Wirta options to purchase 5,000 common shares. The grants of options to these individuals vest over a period of three years in equal annual installments and the exercise price for the options is the price per share in this offering.

Each non-employee Trustee will also receive grants of share awards each year valued at $20,000. The Board of Trustees has approved an initial such grant of $20,000 in restricted shares to each of Messrs. Dittman, Gabriel, Kier, Neibart, Traversi and Wirta. These restricted common shares will be fully vested on the date they are granted. See “—2004 Equity Compensation Plan.”

Executive Compensation

The following table sets forth the initial annual base salary rates and other compensation to be paid to our Chairman, our President and CEO and our CFO. We were organized in April 2004, did not conduct any prior operations and, accordingly, did not pay any compensation to our executive officers for the years ended December 31, 2003 and December 31, 2002. We have assigned the rights and obligations under the employment agreements that we maintain with our executive officers to our operating partnership, which will also employ the executive officers and will pay their compensation.

					Long-Term Compensation
		Annual Compensation			Awards
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Underlying Options/ SARs	Restricted Share Award(s)	All Other Compensation
Rick Koenigsberger, Chairman	2004	$250,000	(1)	$19,000	100,000	(3)	—
Edward J. Rohling, President and CEO	2004	$300,000	(1)	$19,000	100,000	(3)	—
John D. Bailey, CFO	2004	$225,000	(2)	$10,000	50,000	(4)	—

(1)	Messrs. Koenigsberger and Rohling will be entitled to annual bonuses ranging from 40% to 175% of their base salary.
(2)	Mr. Bailey will be entitled to an annual bonus ranging from 20% to 75% of his base salary.
(3)	Messrs. Koenigsberger and Rohling will each be issued restricted common shares worth $550,000. The number of restricted shares will depend on the market price of the common shares on the date of the restricted share award.
(4)	Mr. Bailey will be issued restricted common shares worth $275,000. The number of restricted shares will depend on the market price of the common shares on the date of the restricted share award.

Internal Revenue Code Section 162(m) disallows a tax deduction to public companies for compensation paid in excess of $1.0 million for any fiscal year to the company’s chief executive officer and the four other most highly compensated executive officers. To qualify for deductibility under Internal Revenue Code Section 162(m), compensation in excess of the $1.0 million annual maximum paid to these executive officers must be “performance-based” compensation, as determined under Internal Revenue Code Section 162(m). For these purposes, compensation generally includes base salary, annual bonuses, option exercises, compensation attributable to restricted shares vesting and nonqualified benefits. While it is our intention to structure compensation so that it satisfies the “performance-based” compensation requirements under Internal Revenue Code Section 162(m) to the fullest extent possible, the compensation committee will balance the costs and burdens involved in doing so against the value to us and our shareholders of the tax benefits to be obtained by us. Accordingly, we reserve the right to design compensation programs that recognize a full range of performance criteria important to our success, even where the compensation paid under such programs may not be deductible as a result of the application of Internal Revenue Code Section 162(m).

Employment Agreements

We intend to enter into employment agreements with our Chairman, our President and CEO and our CFO. These employment agreements will become effective upon the commencement of this offering. The following describes the material terms of these employment agreements.

The employment agreements will remain in effect until December 31, 2007 and will provide for automatic extensions of an additional one year period if not terminated by either party at least 30 days prior to December 1 of each year while they are in effect.

The employment agreements will provide for the following annual base salaries: Rick Koenigsberger, $250,000; Edward J. Rohling, $300,000; and John D. Bailey, $225,000. The salaries provided under the employment agreements will be reviewed annually for appropriate increases by our compensation committee after taking into consideration our peer group of other real estate investment trusts and our gross sales and enterprise value; provided, however, that commencing on January 1, 2005 and each January 1 thereafter the annual base salaries will be increased by a minimum of five percent of the prior year’s amount. Bonuses will be awarded each year if we, along with each of the individuals, meet certain performance goals established by our compensation committee. Depending on whether the specified performance goals are met for the year, Messrs. Koenigsberger and Rohling will be entitled to annual bonuses ranging from 40% to 175% of their base salary, while Mr. Bailey will be entitled to an annual bonus ranging from 20% to 75% of his base salary.

The employment agreements for Messrs. Rohling and Bailey will require that they devote substantially all of their business time to our operations, while the agreement for Mr. Koenigsberger will require that he devote a majority of his business time to our operations. Mr. Koenigsberger will meet this obligation if he spends an average of eighty-four hours per month (taking into account any vacation or any other paid time off he takes in accordance with our policies) over any consecutive six month period performing services for us; provided, that, in his sole discretion, he may spend more of his time in performing his duties and responsibilities for us. If it is subsequently determined that Mr. Koenigsberger spends more time performing his duties and responsibilities for us, our Board of Trustees, by a majority vote, may require or he may require that his employment agreement be amended or a new employment agreement be entered into to reflect his additional time commitment. Until an amendment or new employment agreement is entered into, Mr. Koenigsberger’s employment agreement will continue in effect in accordance with its terms and he will not be required to spend any additional time in performing his duties and responsibilities.

The employment agreements will provide that at the time of the initial public offering, Messrs. Koenigsberger, Rohling and Bailey will each be granted a restricted share award for our common shares under our 2004 Equity Compensation Plan (the “initial time-based award”). The number of common shares that will be subject to each award will depend on the value Messrs. Koenigsberger, Rohling and Bailey are entitled to receive and the price set for our common shares at the time of our initial public offering. The values are as follows: Mr. Koenigsberger, $550,000; Mr. Rohling, $550,000; and Mr. Bailey, $275,000. The shares subject to the initial time-based awards will become vested over the following period: 18% of the common shares will vest on December 31, 2004 and the remaining 82% will vest on December 31, 2005.

The employment agreements will also provide for annual restricted share awards that are intended to be granted in the 2006 calendar year and each year thereafter while the employment agreements remain in effect. For the 2006 calendar year, the number of shares that will be subject to this grant will be equal to 120% of the number of shares subject to the initial time-based award (the “2006 time-based award”); for 2007, 120% of the 2006 time-based award (the “2007 time-based award”); and for 2008 and each subsequent calendar year the employment agreement is in effect, 120% of the 2007 time-based award. These shares will be granted no later than January 15 of the calendar year to which they relate and will vest on December 31 of the calendar year in which the shares were granted. Except for the initial time-based award, our compensation committee is not required to grant these annual restricted share awards.

The employment agreements will also provide that Messrs. Koenigsberger, Rohling and Bailey will each be granted an annual restricted share award that will vest upon the satisfaction of certain performance goals established by our compensation committee. The initial award will be granted in 2005 (the “initial performance-based award”) and the number of common shares that will be subject to each award will depend on the value that Messrs. Koenigsberger, Rohling and Bailey are entitled to receive and the fair market value of our common shares on the date of grant. The values are as follows: Mr. Koenigsberger, $300,000; Mr. Rohling, $300,000; and Mr. Bailey, $150,000. For the 2007 calendar year, the number of shares that will be subject to this grant will be equal to 120% of the number of shares subject to the initial performance-based award (the “2006 performance-based award”); for 2007, 120% of the 2006 performance-based award (the “2007 performance-based award”); and for 2008 and each subsequent calendar year the employment agreement is in effect, 120% of the 2007 performance-based award. These shares will be granted no later than January 15 of the calendar year in which they relate and will vest on December 31 of the calendar year in which the shares were granted, but only to the extent the performance goals established by our compensation committee for such awards have been met. Our compensation committee is not required to grant these annual performance-based awards.

The employment agreements will also provide that at the time of our initial public offering, Messrs. Koenigsberger, Rohling and Bailey will each be granted an option to purchase our common shares under our 2004 Option Plan. The number of common shares subject to each grant is as follows: Mr. Koenigsberger, 100,000 shares; Mr. Rohling, 100,000 shares; and Mr. Bailey, 50,000 shares. To the maximum extent permitted by Internal Revenue Code Section 422, the option grants will be “incentive stock options” and any portion that cannot be qualified as an incentive stock option on the date of grant will be a nonqualified stock option. The portion of the option that is intended as an incentive stock option will become exercisable ratably over a three year period from the date of grant and the portion of the option that is a nonqualified stock option will become fully exercisable on the third anniversary of the date of grant. The option will have an exercise price per common share equal to the price set for our common shares at the time of our initial public offering.

These employment agreements will provide that Messrs. Koenigsberger, Rohling and Bailey will generally be eligible to participate in all of our retirement and welfare benefits plans and programs, subject to the eligibility requirements of such plans and programs. Mr. Koenigsberger’s employment agreement will provide that if he is not entitled to participate in any of our welfare benefit plans and programs because of such plan’s or program’s eligibility requirements, we will provide him with reimbursement for any costs incurred by him in connection with his obtaining comparable benefits. Messrs. Koenigsberger, Rohling and Bailey will each be reimbursed for up to $10,000 per year for tax preparation and financial consulting fees and will be eligible to participate in any nonqualified deferred compensation plan that we maintain for the benefit of our senior level executives. Messrs. Koenigsberger and Rohling will also each be entitled to receive a monthly automobile allowance of $750.

The employment agreements will permit us to terminate Messrs. Koenigsberger’s, Rohling’s and Bailey’s employment with appropriate notice for, or without, “cause.” Cause will generally be defined in each employment agreement to mean (i) conviction of, or a plea of guilty or no contest to, a felony; (ii) intentional and continual failure to substantially perform reasonably assigned material duties, which failure is materially and demonstrably detrimental to us and has continued for at least 30 days after a written notice of demand for substantial performance has been provided; (iii) willful misconduct in the performance of duties; or (iv) breach of any non-competition, non-disclosure or non-solicitation agreement in effect with us.

In addition, Messrs. Koenigsberger, Rohling and Bailey will each have the right under their employment agreement to resign for “good reason.” “Good reason” will generally be defined in the employment agreements to include (i) reduction in base salary; (ii) demotion; (iii) material reduction in duties; (iv) non-renewal of the employment agreement; (v) for Mr. Koenigsberger, requiring that he be based in a location other than in the New York City, New York metropolitan area; and for Messrs. Rohling and Bailey, requiring that they be based in a location other than in the Dallas, Texas metropolitan area; (vi) in any year the compensation committee does not grant to each individual the minimum number of time-based and performance-based restricted shares; (vii) disability; (viii) we materially breach any portion of their employment agreement; or (ix) in the case of Mr. Koenigsberger, we mandate that he no longer report to our Board of Trustees.

The employment agreements will provide that if we terminate Messrs. Koenigsberger’s, Rohling’s or Bailey’s employment without cause or on account of disability or death, or if Messrs. Koenigsberger, Rohling or Bailey resign for good reason, we will be obligated to pay the following severance benefits:

•	a lump sum cash payment equal to (i) for Messrs. Koenigsberger and Rohling, three times their base salary plus three times their incentive pay and (ii) for Mr. Bailey, two times his base salary, plus two times his incentive pay;

•	continued medical, prescription drug, dental, disability and life insurance coverage (i) for Messrs. Koenigsberger and Rohling, 36 months, and (ii) for Mr. Bailey, 24 months, or we may elect to pay cash in lieu of such coverage in an amount equal to the after-tax cost of continuing such coverage if the coverage cannot be continued;

•	a restricted share award equal to the minimum number of restricted shares that they would have received if they had remained employed for the remaining term of their employment agreement and such shares will be fully vested on the date of grant, or in lieu of such grant, if at the time of such termination we are a private entity or if they are restricted from liquidating such shares (other than because of securities law restrictions), at their discretion, they may require that we pay to them a lump sum cash payment equal to the fair market value of such shares;

•	all of their outstanding options, restricted shares and other equity rights will become fully vested and/or exercisable, as applicable, and all outstanding stock options and other equity rights that have an exercise period will remain exercisable until the end of their applicable original term;

•	a lump sum cash payment equal to 20% of their salary for outplacement assistance services; and

•	all accrued and earned amounts and benefits that have not been paid in accordance with the terms of our benefit plans and programs.

Incentive pay for purposes of severance is (i) for periods prior to January 1, 2007, the maximum incentive bonus for which Messrs. Koenigsberger, Rohling and Bailey were eligible during the period that includes their date of termination or (ii) for periods after December 31, 2006, the average bonus or incentive payment paid to them during any of the two full calendar years prior to their termination date. To receive the severance, Messrs. Koenigsberger, Rohling and Bailey must execute a release of claims.

The employment agreements will provide that if Messrs. Koenigsberger, Rohling or Bailey resign without good reason they will be entitled to their pro rated incentive pay for the fiscal year of termination based on actual performance and the period of time they were employed during the fiscal year.

In the event we experience a change in control, the employment agreements will provide that all outstanding options, restricted shares and other equity rights will become fully vested and exercisable for each executive. The employment agreements will also provide that Messrs. Koenigsberger, Rohling and Bailey will be entitled to severance benefits on account of a termination for a change in control if their employment is terminated by us without cause, or by them for good reason, (i) upon or within 12 months following the change in control, (ii) within the six month period preceding the consummation of a change in control, or (iii) following the commencement of any discussion with a third person that ultimately results in a change in control, provided the change in control is consummated within the 12 month period following termination of employment, with certain exceptions. In addition, Messrs. Koenigsberger, Rohling and Bailey will be eligible to receive change in control severance benefits if they resign for good reason or without good reason during the one month period that begins on the first anniversary of the change in control. The change in control severance benefits are as follows:

•	a lump sum cash payment equal to (i) for Messrs. Koenigsberger and Rohling, three times their base salary plus three times their incentive pay and (ii) for Mr. Bailey, two times his base salary, plus two times his incentive pay;

•	continued medical, prescription drug, dental, disability and life insurance coverage (i) for Messrs. Koenigsberger and Rohling, 36 months, and (ii) for Mr. Bailey, 24 months, or we may elect to pay cash in lieu of such coverage in an amount equal to the after-tax cost of continuing such coverage if the coverage cannot be continued;

•	a restricted share award equal to the minimum number of restricted shares that they would have received if they had remained employed for the remaining term of their employment agreement and such shares will be fully vested on the date of grant, or in lieu of such grant, if at the time of such termination we are a private entity or if they are restricted from liquidating such shares (other than because of securities law restrictions), at their discretion, they may require that we pay to them a lump sum cash payment equal to the fair market value of such shares;

•	all outstanding stock options and other equity rights that have an exercise period will remain exercisable until the end of their applicable original term;

•	a lump sum cash payment equal to 20% of their salary for outplacement assistance services; and

•	all accrued and earned amounts and benefits that have not been paid in accordance with the terms of our benefit plans and programs.

To receive the severance benefits, Messrs. Koenigsberger, Rohling and Bailey must execute a release of claims.

In general terms, a change in control occurs if (i) a person, entity or affiliated group (with certain exceptions) acquires more than 50% of our then outstanding voting securities; (ii) we merge into another entity unless the holders of our voting shares immediately prior to the merger have at least 50% of the combined voting power of the securities in the merged entity or its parent; (iii) we sell or dispose of all or substantially all of our assets; (iv) we are liquidated or dissolved; or (v) after the effective date of the employment agreements, if as part of a single transaction or a series of related transactions that occurs within a six month period, new Trustees are subsequently elected to our Board of Trustees such that the new Trustees constitute a majority of our Board of Trustees.

The employment agreements will provide that if payments become due as a result of a change in control and the excise tax imposed by Internal Revenue Code Section 4999 applies, we will be required to gross-up payments to Messrs. Koenigsberger, Rohling and Bailey for the amount of this excise tax plus the amount of income and other taxes due as a result of the gross-up payment.

In connection with the employment agreements, Messrs. Koenigsberger, Rohling and Bailey will be required to execute a non-competition, confidentiality and non-solicitation agreement. This agreement will provide that while employed by us and (i) if the termination of employment is by us for cause or by Messrs. Koenigsberger, Rohling and Bailey without good reason, for the one year period after termination of employment or (ii) if the termination of employment is by us without cause or by Messrs. Koenigsberger, Rohling and Bailey for good reason, for the six month period after termination of employment, they will not compete with us by working with or investing in any business or enterprise which is engaged in the primary business of the ownership and/or management of hotels within the United States. This restriction, however, will not apply to Mr. Koenigsberger and his relationship and involvement with Apollo Real Estate Advisors, L.P. and any of its affiliates and joint ventures. This agreement also provides that while employed by us and for the one year period after termination of Messrs. Koenigsberger’s, Rohling’s and Bailey’s employment for any reason, they will not be able to solicit any of our principal customers, encourage any of our principal customers to reduce their patronage of us, or solicit or hire any of our employees.

Bonuses

The compensation committee may award bonuses or establish bonus programs in its discretion, and the compensation committee is not limited in the amount of bonuses that it may award to any executive in any given year.

Option Plan

Our Board of Trustees has adopted, and our shareholders have approved, our 2004 Option Plan, or Option Plan, for the purpose of attracting and retaining non-employee Trustees, executive officers and other key employees, including officers and employees of our subsidiaries and affiliates. The Option Plan provides for the issuance of options to purchase common shares. Each option granted pursuant to the Option Plan is designated at the time of grant as either an option intended to qualify as an incentive stock option under Section 422 of the Internal Revenue Code, referred to as a qualified incentive option, or as an option that is not intended to so qualify, referred to as a non-qualified option.

Administration of the Option Plan. The Option Plan is administered by our compensation committee and the compensation committee determines all terms of options under the Option Plan. Our compensation committee also determines who will receive options under the Option Plan and the number of common shares subject to the option. Option grants to non-employee Trustees may only be made by our Board of Trustees.

Eligibility. All of our employees and employees of our subsidiaries and affiliates are eligible to receive grants of non-qualified options under the Option Plan. All of our employees and employees of our subsidiaries (within the meaning of Section 424(f) of the Internal Revenue Code) may receive qualified incentive options under the Option Plan. In addition, our non-employee Trustees and consultants and advisors who perform services for us and our subsidiaries and affiliates may receive grants of non-qualified options under the Option Plan.

Awards. The Option Plan authorizes the issuance of up to 750,000 common shares, subject to adjustment as described below. The Option Plan provides that no more than 250,000 common shares may be awarded to any one individual in any calendar year, subject to adjustment as described below. No options were outstanding under the Option Plan prior to this offering. The initial option grants made by our compensation committee will become effective at the time of our public offering.

In connection with stock splits, dividends, recapitalizations and certain other events, to preclude the enlargement or dilution of rights and benefits under options granted under the Option Plan, the compensation committee shall make adjustments as it deems appropriate in the maximum number of common shares that may be issued under the Option Plan, the number of common shares covered by outstanding options, the limit on the number of common shares that may be granted to any individual in any calendar year, and the exercise prices relating to those options.

If any options terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised, the common shares subject to such options will again be available for purposes of the Option Plan.

Vesting. Our compensation committee determines the vesting of options granted under the Option Plan. Unless a different vesting schedule is established by the compensation committee, the standard schedule for options to vest calls for the portion of any option that is an incentive stock option to vest in three equal annual installments beginning on the first anniversary of the date of grant, with the portion of any option that is a non-qualified stock option to vest in full on the third anniversary of the date of grant.

Options. The Option Plan authorizes our compensation committee to grant qualified incentive options for common shares in an amount and at an exercise price to be determined by it, provided that the price cannot be less than 100% of the fair market value of the common shares on the date on which the option is granted. If a qualified incentive option is granted to a 10% shareholder, additional requirements will apply to the option. The exercise price of non-qualified options will be equal to 100% of the fair market value of common shares on the date the option is granted unless otherwise determined by our compensation committee. The exercise price for any option is generally payable (i) in cash, (ii) unless our compensation committee determines otherwise, by the surrender of common shares with an aggregate fair market value on the date on which the option is exercised equal to the exercise price, (iii) by payment through a broker in accordance with procedures established by the Federal Reserve Board, or (iv) such other method approved by our compensation committee. The term of an option can not exceed ten years from the date of grant. If a qualified incentive option is granted to a 10% shareholder, the term cannot exceed five years from the date of grant. Options granted under the Option Plan are intended to have a five year term unless a different term is established by the compensation committee.

Qualified Performance-Based Compensation. Options granted under the Option Plan are intended to meet the exception for qualified performance-based compensation under Section 162(m) of the Internal Revenue Code.

Deferrals. The compensation committee may permit or require grantees to defer receipt of the delivery of common shares that would otherwise be due to the grantee in connection with an option exercise under the Option Plan. The compensation committee will establish the rules and procedures applicable to any such deferrals.

Change in Control. If we experience a change in control, unless our compensation committee determines otherwise, all outstanding options that are not exercised prior to the change in control will be assumed by, or replaced with, comparable options of the surviving entity (or a parent or subsidiary of the surviving entity). The compensation committee may also provide that (i) all outstanding options will be fully exercisable on the change in control or such other date determined by our Board of Trustees, (ii) grantees will be required to surrender their outstanding options in exchange for a payment, in cash or common shares, equal to the difference between the exercise price and the fair market value of the underlying common shares, or (iii) after grantees have the opportunity to exercise their options, any unexercised options will be terminated on the date determined by our compensation committee.

In general terms, a change in control under the Option Plan occurs:

•	if a person, entity or affiliated group (with certain exceptions) acquires more than 50% of our then outstanding voting securities;

•	if we merge into another entity unless the holders of our voting shares immediately prior to the merger have at least 50% of the combined voting power of the securities in the merged entity or its parent or our Board of Trustees continue as a majority of the merged entity or its parent;

•	if we sell or dispose of all or substantially all of our assets;

•	if we are liquidated or dissolved; or

•	if after the date the Option Plan was approved by our shareholders, new Trustees are subsequently elected to our Board of Trustees and such Trustees constitute a majority of our Board of Trustees (with certain exceptions).

Amendment; Termination. Our Board of Trustees may amend or terminate the Option Plan at any time; provided that our shareholders must approve any amendment if such approval is required in order to comply with the Internal Revenue Code, applicable laws, or applicable stock exchange requirements. Unless terminated sooner by our Board of Trustees or extended with shareholder approval, the Option Plan will terminate on the day immediately preceding the tenth anniversary of its adoption.

2004 Equity Compensation Plan

Our Board of Trustees has adopted, and our shareholders have approved, our 2004 Equity Compensation Plan, or Equity Plan, for the purpose of attracting and retaining non-employee Trustees, executive officers and other key employees, including officers and employees of our subsidiaries and affiliates. The Equity Plan provides for the issuance of share awards, share appreciation rights, performance units, dividend equivalents and other equity-based awards.

Administration of the Equity Plan. The Equity Plan is administered by our compensation committee and the compensation committee determines all terms of awards granted under the Equity Plan. Our compensation committee also determines who will receive grants under the Equity Plan and the number of common shares subject to the grant. Awards to non-employee Trustees may only be made by our Board of Trustees.

Eligibility. All of our employees and employees of our subsidiaries and affiliates are eligible to receive grants of share awards, share appreciation rights, performance units, dividend equivalents and other equity-based awards under the Equity Plan. In addition, our non-employee Trustees and consultants and advisors who perform services for us and our subsidiaries and affiliates may receive grants of share awards, share appreciation rights, performance units, dividend equivalents and other equity-based awards under the Equity Plan.

Awards. The Equity Plan authorizes the issuance of up to 1,250,000 common shares, subject to adjustment as described below. The Equity Plan provides that no more than 250,000 common shares may be awarded to any one individual in any calendar year, subject to adjustment as described below. No awards under the Equity Plan were outstanding prior to this offering. The initial award of share awards under the Equity Plan made by our compensation committee will become effective at the time of our public offering.

In connection with share splits, dividends, recapitalizations and certain other events, to preclude the enlargement or dilution of rights and benefits under awards granted under the Equity Plan, the compensation committee shall make adjustments as it deems appropriate in the maximum number of common shares that may be issued under the Equity Plan, the number of common shares covered by outstanding awards, the limit on the number of common shares that may be granted to any individual in any calendar year, and the price per common share and market value of outstanding common shares.

If any share appreciation rights terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised or if any share awards, performance units or other equity-based awards are forfeited, the common shares subject to such awards will again be available for purposes of the Equity Plan.

Vesting. Our compensation committee determines the vesting of awards granted under the Equity Plan.

Share Appreciation Rights. The Equity Plan authorizes our compensation committee to grant share appreciation rights that provide the recipient with the right to receive, upon exercise of the share appreciation right, cash, common shares or a combination of the two. The amount that the recipient will receive upon exercise of the share appreciation right will depend on the base amount of the share appreciation right and the appreciation in the value of the share appreciation right at the time of exercise. Share appreciation rights will become exercisable in accordance with terms determined by our compensation committee. Share appreciation rights may be granted in tandem with an option grant issued under another plan or independently from an option grant issued under another plan.

Share Awards. The Equity Plan also provides for the grant of share awards. A share award is an award of common shares that may be subject to restrictions on transferability and other restrictions as our compensation committee determines in its sole discretion on the date of grant. The restrictions, if any, may lapse over a specified period of employment or the satisfaction of pre-established criteria, in installments or otherwise, as our compensation committee may determine. All unvested share awards are forfeited if a grantee is terminated for any reason unless the compensation committee waives, in whole or in part, the forfeiture provisions of the share awards. Except to the extent restricted under the award agreement relating to the share awards, a participant awarded a share award will have all of the rights of a shareholder as to those shares, including, without limitation, the right to vote and the right to receive dividends or other distributions on our common shares.

Performance Units. The Equity Plan also authorizes our compensation committee to grant performance units. Performance units represent the right of the recipient to receive an amount based on the value of the performance unit if performance goals established by the compensation committee are met. Our compensation committee will determine the applicable performance period, the performance goals and such other conditions of the performance unit. Performance goals may relate to our financial performance or our operating units, the performance of our common shares, the recipient’s performance or such other criteria determined by the compensation committee. If the performance goals are met, performance units will be paid in cash, common shares, or a combination of the two.

Dividend Equivalents. Our compensation committee may grant dividend equivalents in connection with any award granted under the Equity Plan. Dividends equivalents will be based on dividends we pay on our common shares and may be paid currently or accrued as contingent cash obligations and may be payable in cash, common shares or a combination of the two. Our compensation committee will determine the terms of any dividend equivalents.

Other Equity-Based Awards. Our compensation committee may grant other types of share-based awards as equity-based awards under the Equity Plan, which are awards other than options, share awards, share appreciation rights and performance units. Equity-based awards are payable in cash, common shares or other equity determined by the compensation committee. The terms and conditions of other equity-based awards are determined by the compensation committee.

Qualified Performance-Based Compensation. The Equity Plan permits the compensation committee to impose and specify specific performance goals that must be met with respect to grants of share awards, performance units, dividend equivalents and equity-based awards that are intended to meet the exception for qualified performance-based compensation under Section 162(m) of the Internal Revenue Code. Prior to or soon after the beginning of the performance period, the compensation committee will establish in writing the performance goals that must be met, the applicable performance periods, the amounts to be paid if the performance goals are met and any other conditions. Forfeiture of all or part of any grant will occur if the performance goals are not met, as determined by the compensation committee.

The performance goals, to the extent designed to meet the requirements of Section 162(m) of the Internal Revenue Code, will be determined by our compensation committee and be based on one or more of the following: common share price, earnings per common share, net earnings, operating earnings, return on assets, shareholder return, return on equity, growth in assets, unit volume, sales, market share, or strategic business criteria consisting of one or more objectives based on meeting specified revenue goals, market penetration goals, geographic business expansion goals, cost targets or goals relating to acquisitions or divestitures.

If share awards, or performance units, dividend equivalents and equity-based awards measured with respect to the fair market value of our common shares are intended to be granted as qualified performance-based compensation, not more than 250,000 common shares may be granted as such awards for a performance period. If performance units, dividend equivalents and equity-based awards are measured with respect to other criteria, the maximum amount that may be paid pursuant to the performance units, dividend equivalents and equity-based awards for a performance period is $1.0 million.

Share appreciation rights awarded under the Equity Plan are intended to meet the exception for qualified performance-based compensation under Section 162(m) of the Internal Revenue Code.

Deferrals. The compensation committee may permit or require grantees to defer receipt of the payment of cash or the delivery of common shares that would otherwise be due to the grantee in connection with a grant under the Plan. The compensation committee will establish the rules and procedures applicable to any such deferrals.

Change in Control. If we experience a change in control, unless our compensation committee determines otherwise, all outstanding share appreciation rights that are not exercised prior to the change in control will be assumed by, or replaced with, comparable rights of the surviving entity (or a parent or subsidiary of the surviving entity) and other outstanding awards will be converted to similar grants of the surviving entity (or a parent or subsidiary of the surviving entity). The compensation committee may also provide that (i) all outstanding share appreciation rights will be fully exercisable on the change in control or such other date determined by our Board of Trustees, (ii) restrictions and conditions on outstanding share awards will lapse upon the change in control or upon such other event, (iii) grantees holding performance units or equity-based awards will receive payment of their performance units or equity-based awards in an amount determined by our compensation committee, (iv) grantees will be required to surrender their outstanding share appreciation rights in exchange for a payment, in cash or common shares, equal to the difference between the base amount and the fair market value of the underlying common shares, or (v) after grantees have the opportunity to exercise their share appreciation rights, any unexercised share appreciation rights will be terminated on the date determined by our compensation committee.

In general terms, a change in control under the Equity Plan occurs:

•	if a person, entity or affiliated group (with certain exceptions) acquires more than 50% of our then outstanding voting securities;

•	if we merge into another entity unless the holders of our voting shares immediately prior to the merger have at least 50% of the combined voting power of the securities in the merged entity or its parent or our Board of Trustees constitutes a majority of the merged entity or its parent;

•	if we sell or dispose of all or substantially all of our assets;

•	if we are liquidated or dissolved; or

•	if after the date the Equity Plan was approved by our shareholders, new Trustees are subsequently elected to our Board of Trustees and such Trustees constitute a majority of our Board of Trustees (with certain exceptions).

Amendment; Termination. Our Board of Trustees may amend or terminate the Equity Plan at any time; provided that our shareholders must approve any amendment if such approval is required in order to comply with the Internal Revenue Code, applicable laws, or applicable stock exchange requirements. Unless terminated sooner by our Board of Trustees or extended with shareholder approval, the Equity Plan will terminate on the day immediately preceding the tenth anniversary of its adoption.

Outstanding Options and Restricted Shares. The following tables show the number of options and share awards that will be held by our executive officers and Trustees immediately after this offering pursuant to awards made by our compensation committee that will be effective upon pricing of this offering. The exercise price of these options will be the initial public offering price of our common shares.

	Individual Grants					Potential Realizable Value at Assumed Annual Rates of Share Price Appreciation for Option Term
Name of Grantee	Number of Common Shares Underlying Options/SARs Granted		% of Total Options/ SARs Granted to Employees	Exercise or Base Price per Share	Expiration Date	5%	10%
Rick Koenigsberger	100,000	(1)	35.7%	$13.00	, 2009	$359,166	$793,663
Edward J. Rohling	100,000	(1)	35.7%	$13.00	, 2009	$359,166	$793,663
John D. Bailey	50,000	(1)	17.9%	$13.00	, 2009	$179,583	$396,832
David A. Dittman	5,000	(2)	1.8%	$13.00	, 2009	$17,958	$39,683
Richard Gabriel	5,000	(2)	1.8%	$13.00	, 2009	$17,958	$39,683
Isaac Kier	5,000	(2)	1.8%	$13.00	, 2009	$17,958	$39,683
Lee Neibart	5,000	(2)	1.8%	$13.00	, 2009	$17,958	$39,683
David M. Traversi	5,000	(2)	1.8%	$13.00	, 2009	$17,958	$39,683
Ray Wirta	5,000	(2)	1.8%	$13.00	, 2009	$17,958	$39,683

(1)	The options vest as follows: The portion of any option that is an incentive stock option will vest in three equal annual installments beginning on the first anniversary of the date of grant; the portion of any option that is a non-qualified stock option will vest in full on the third anniversary of the date of grant.
(2)	The options vest in three equal annual installments beginning on the first anniversary of the date of grant.

Name of Grantee	Dollar Value of Restricted Shares to be Issued Upon this Offering
Rick Koenigsberger	$550,000(1)
Edward J. Rohling	$550,000(1)
John D. Bailey	$275,000(1)
David A. Dittman	$ 20,000(2)
Richard Gabriel	$ 20,000(2)
Isaac Kier	$ 20,000(2)
Lee Neibart	$ 20,000(2)
David M. Traversi	$ 20,000(2)
Ray Wirta	$ 20,000(2)

(1)	The shares vest as follows: 18% of the award will vest on December 31, 2004 and the remaining shares will vest on December 31, 2005.
(2)	The shares will be fully vested upon the date of grant.

PRINCIPAL SHAREHOLDERS

Principal Shareholders

The following table sets forth the beneficial ownership of common shares, assuming completion of the offering by (i) each of our Trustees, (ii) each of our executive officers, (iii) all of our Trustees and executive officers as a group and (iv) each holder of five percent or more of our common shares. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that (a) through the exercise of any option, warrant or right, (b) through the conversion of a security, (c) through the power to revoke a trust, discretionary account or similar arrangement, or (d) through the automatic termination of a trust, discretionary account or similar arrangement. Unless otherwise indicated, all shares are owned directly and the indicated person has sole voting and investment power. The number of shares issued to each of our Trustees and executive officers assumes an offering price in this offering of $13.00 per share, the midpoint of the price range set forth on the cover of this prospectus.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class(1)

AP/APH Ventures, LLC	1,596,000	7.4
1301 Avenue of the Americas
38th Floor
New York, NY 10019

Rick Koenigsberger	42,308	*
c/o Capital Lodging
2927 Maple Avenue, Suite 503
Dallas, Texas 75201

Edward J. Rohling	42,308	*
c/o Capital Lodging
2927 Maple Avenue, Suite 503
Dallas, Texas 75201

John D. Bailey	21,154	*
c/o Capital Lodging
2927 Maple Avenue, Suite 503
Dallas, Texas 75201

David A. Dittman	1,538	*
Cornell University School of Hotel Administration
Statler Hall
Ithaca, New York 14853

Richard Gabriel	1,538	*
National Properties/ColRich Communities
4747 Morena Blvd.
Suite 360
San Diego, CA 92117

Isaac Kier	1,538	*
Coqui Capital Partners L.P.
1775 Broadway
Suite 604
New York, NY 10019

Lee Neibart	1,538	*
1301 Avenue of the Americas
38th Floor
New York, NY 10019

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class(1)

David M. Traversi	1,538	*
2020 Growth Partners, LLC
P.O. Box 2648
Santa Rosa, CA 95405

Ray Wirta	1,538	*
TCW Building
865 South Figueroa St., 34th Fl.
Los Angeles, CA 90017

All executive officers and Trustees as a group (nine persons)	114,998	*

*	Represents less than 1%.
(1)	The total number of shares outstanding used in calculating the percentage assumes that none of the options or warrants held by other persons are exercised for common shares.

DESCRIPTION OF COMMON SHARES

The following summary of the terms of our shares of beneficial interest does not purport to be complete and is subject to and qualified in its entirety by reference to our declaration of trust and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

General

We were formed on April 5, 2004. Our declaration of trust provides that we may issue up to 150,000,000 common shares of beneficial interest and 50,000,000 preferred shares of beneficial interest, par value $0.001 per share. Upon completion of the formation transactions and this offering, 21,606,683 common shares will be issued and outstanding, no preferred shares will be issued and outstanding, and no common shares will be issuable upon conversion of units of our operating partnership. Our declaration of trust contains a provision permitting our Board of Trustees, without any action by our shareholders, to amend the declaration of trust to increase or decrease the aggregate number of shares of beneficial interest or the number of shares of any class of shares of beneficial interest that we have authority to issue.

Our declaration of trust provides that none of our shareholders is personally liable for any of our obligations solely as a result of his or her status as a shareholder.

Voting Rights of Common Shares

Subject to the provisions of our declaration of trust regarding the restrictions on the transfer and ownership of shares of beneficial interest, each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of Trustees, and, except as provided with respect to any other class or series of shares of beneficial interest, the holders of such common shares possess the exclusive voting power. There is no cumulative voting in the election of Trustees, which means that the holders of a majority of the outstanding common shares, voting as a single class, can elect all of the Trustees then standing for election and the holders of the remaining shares are not able to elect any Trustees.

Under the Maryland REIT Law, a Maryland REIT generally cannot amend its declaration of trust or merge unless approved by the affirmative vote of shareholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all the votes entitled to be cast on the matter) is set forth in the REIT’s declaration of trust. Our declaration of trust provides for approval by a majority of all the votes entitled to be cast on the matter in all situations permitting or requiring action by the shareholders except with respect to: (a) the election of Trustees (which requires a plurality of all the votes cast at a meeting of our shareholders at which a quorum is present); and (b) the removal of Trustees (which requires the affirmative vote of the holders of not less than a majority of our outstanding voting shares). Under the Maryland REIT Law, a declaration of trust may permit the Trustees by a two-thirds vote to amend the declaration of trust from time to time to qualify as a REIT under the Internal Revenue Code or the Maryland REIT Law, without the affirmative vote or written consent of the shareholders. Our declaration of trust permits such action by a two-thirds vote of the Trustees. In addition, because many of our operating assets are held by our subsidiaries, these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our shareholders.

Dividends, Liquidation and Other Rights

All common shares offered by this prospectus will be duly authorized, fully paid and nonassessable. Holders of our common shares are entitled to receive dividends when authorized by our Board of Trustees and declared by us out of assets legally available for the payment of dividends. They also are entitled to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our shares and to the provisions of our declaration of trust regarding restrictions on transfer of our shares.

Holders of our common shares have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Subject to the restrictions on transfer of shares contained in our declaration of trust, all common shares will have equal dividend, liquidation and other rights.

Power to Reclassify Shares

Our declaration of trust authorizes our Board of Trustees to classify any unissued preferred shares and to reclassify any previously classified but unissued common shares and preferred shares of any series from time to time in one or more series, as authorized by the Board of Trustees. Prior to issuance of shares of each class or series, the Board of Trustees is required by the Maryland REIT Law and our declaration of trust to set for each such class or series, subject to the provisions of our declaration of trust regarding the restriction on transfer of shares of beneficial interest, the terms, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series. As a result, our Board of Trustees could authorize the issuance of preferred shares that have priority over the common shares with respect to dividends and rights upon liquidation and with other terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of common shares or otherwise might be in their best interest. As of the date of this prospectus, no preferred shares are outstanding and we have no present plans to issue any preferred shares.

Power to Issue Additional Common Shares or Preferred Shares

We believe that the power to issue additional common shares or preferred shares and to classify or reclassify unissued common shares or preferred shares and thereafter to issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. These actions can be taken without shareholder approval, unless shareholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although we have no present intention of doing so, we could issue a class or series of shares that could delay, defer or prevent a transaction or a change in control that might involve a premium price for holders of common shares or otherwise be in their best interests.

Restrictions on Ownership and Transfer

In order to qualify as a REIT under the Internal Revenue Code, our shares of beneficial interest must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

The declaration of trust, subject to certain exceptions, contains certain restrictions on the number of our shares of beneficial interest that a person may own. Our declaration of trust provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 9.9%, referred to as the Aggregate Share Ownership Limit, in value of our outstanding shares of beneficial interest. In addition, the declaration of trust prohibits any person from acquiring or holding, directly or indirectly, common shares in excess of 9.9% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding common shares, referred to as the Common Share Ownership Limit.

Our Board of Trustees, in its sole discretion, may exempt a proposed transferee from the Aggregate Share Ownership Limit and the Common Share Ownership Limit, referred to as an Excepted Holder. However, the

Board of Trustees may not grant such an exemption to any person if such exemption would result in our being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code or otherwise would result in our failing to qualify as a REIT. In order to be considered by the Board of Trustees as an Excepted Holder, a person also must not own, directly or indirectly, an interest in a tenant of our company (or a tenant of any entity owned or controlled by us) that would cause us to own, directly or indirectly, more than a 9.9% interest in such a tenant. The person seeking an exemption must represent to the satisfaction of our Board of Trustees that such holder will not violate the two aforementioned restrictions. The person must also agree that any violation or attempted violation of any of the foregoing restrictions will result in the automatic transfer of the shares causing such violation to the Trust (as defined below). Our Board of Trustees may require a ruling from the Internal Revenue Service or an opinion of counsel, in either case in form and substance satisfactory to the Board of Trustees, in its sole discretion, in order to determine or ensure our status as a REIT.

Our declaration of trust further prohibits (a) any person from beneficially or constructively owning our shares of beneficial interest that would result in us being “closely held” under Section 856(h) of the Internal Revenue Code, otherwise cause us to fail to qualify as a REIT or cause any of our gross income to be treated as nonqualifying income for purposes of the requirements of Section 856(c)(2) of the Internal Revenue Code as a result of a failure by any Person to be treated as an “eligible independent contractor” within the meaning of Section 856(d)(9) of the Internal Revenue Code and, (b) any person from transferring our shares of beneficial interest if such transfer would result in our shares of beneficial interest being owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of our shares of beneficial interest that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned our shares of beneficial interest that resulted in a transfer of shares to the Trust, is required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our Board of Trustees determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

If any transfer of our shares of beneficial interest occurs which, if effective, would result in our shares of beneficial interest being owned by fewer than 100 persons, the transfer will be null and void and the intended transferee will not acquire any rights in such shares. If any transfer of our shares of beneficial interest or other event occurs which, if effective, would result in any person beneficially or constructively owning shares of beneficial interest in excess or in violation of the Aggregate Share Ownership Limit or the Common Share Ownership Limit or in us being “closely held” under Section 856(h) of the Internal Revenue Code or otherwise failing to qualify as a REIT, such person being referred to as a Prohibited Owner, then that number of shares of beneficial interest the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations (rounded to the nearest whole share) shall be automatically transferred to a trust, referred to as the Trust, for the exclusive benefit of one or more charitable beneficiaries, referred to as the Charitable Beneficiary, and the Prohibited Owner shall not acquire any rights in such shares. Such automatic transfer shall be deemed to be effective as of the close of business on the Business Day (as defined in the declaration of trust) prior to the date of such violative transfer. Shares of beneficial interest held in the Trust shall be issued and outstanding shares of beneficial interest. The Prohibited Owner shall not benefit economically from ownership of any shares of beneficial interest held in the Trust, shall have no rights to dividends and shall not possess any rights to vote or other rights attributable to the shares of beneficial interest held in the Trust. The Trustee of the Trust, referred to as the Trustee, shall have all voting rights and rights to dividends or other distributions with respect to shares of beneficial interest held in the Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to our discovery that shares of beneficial interest have been transferred to the Trustee shall be paid by the recipient of such dividend or distribution to the Trustee upon demand, and any dividend or other distribution authorized but unpaid shall be paid when due to the Trustee. Any dividend or distribution so paid to the Trustee shall be held in trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to shares of beneficial interest held in the Trust and, subject to Maryland law, effective as of the date that such shares of beneficial interest have been transferred to the Trust, the Trustee shall have the authority (at the Trustee’s sole discretion)

(i) to rescind as void any vote cast by a Prohibited Owner prior to our discovery that such shares have been transferred to the Trust and (ii) to recast such vote in accordance with the desires of the Trustee acting for the benefit of the Charitable Beneficiary. However, if we have already taken irreversible trust action, then the Trustee shall not have the authority to rescind and recast such vote.

Within 20 days of receiving notice from us that shares of beneficial interest have been transferred to the Trust, the Trustee shall sell the shares of beneficial interest held in the Trust to a person, designated by the Trustee, whose ownership of the shares will not violate the ownership limitations set forth in the declaration of trust. Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as follows. The Prohibited Owner shall receive the lesser of (i) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Trust (e.g., a gift, devise or other such transaction), the Market Price (as defined in the declaration of trust) of such shares on the day of the event causing the shares to be held in the Trust and (ii) the price per share received by the Trustee from the sale or other disposition of the shares held in the Trust. Any net sale proceeds in excess of the amount payable to the Prohibited Owner shall be paid immediately to the Charitable Beneficiary. If, prior to our discovery that shares of beneficial interest have been transferred to the Trust, such shares are sold by a Prohibited Owner, then (i) such shares shall be deemed to have been sold on behalf of the Trust and (ii) to the extent that the Prohibited Owner received an amount for such shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to the aforementioned requirement, such excess shall be paid to the Trustee upon demand.

In addition, shares of beneficial interest held in the Trust shall be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the Market Price on the date we, or our designee, accept such offer. We shall have the right to accept such offer until the Trustee has sold the shares of beneficial interest held in the Trust. Upon such a sale to us, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner.

All certificates evidencing our shares of beneficial interest will bear a legend referring to the restrictions described above.

Every owner of more than 5% (or such lower percentage as required by the Internal Revenue Code or the regulations promulgated thereunder) of all classes or series of our shares of beneficial interest, including common shares, within 30 days after the end of each taxable year, is required to give written notice to us stating the name and address of such owner, the number of shares of each class and series of shares of beneficial interest which the owner beneficially owns and a description of the manner in which such shares are held. Each such owner shall provide to us such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the Aggregate Share Ownership Limit and the Common Share Ownership Limit. In addition, each shareholder shall upon demand be required to provide to us such information as we may request, in good faith, in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common shares or otherwise be in the best interest of our shareholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is Continental Stock Transfer.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR DECLARATION OF TRUST AND BYLAWS

The following description of certain provisions of Maryland law and of our declaration of trust and bylaws is only a summary. For a complete description, we refer you to Maryland law, our declaration of trust and bylaws. Copies of our declaration of trust and bylaws are filed as exhibits to the registration statement of which this prospectus is a part.

Our Board of Trustees

Our bylaws provide that the number of our Trustees may be established by our Board of Trustees. Upon completion of the offering and the formation transactions, we will have nine Trustees. The Board of Trustees may increase or decrease the number of Trustees by a vote of a majority of the members of our Board of Trustees, provided that the tenure of a Trustee shall not be affected by any decrease in the number of Trustees. Except as may be provided by the Board of Trustees in setting the terms of any class or series of preferred shares, any vacancy may be filled only by a vote of a majority of the remaining Trustees, even if the remaining Trustees do not constitute a quorum, or if no Trustees remain, by our shareholders. Any Trustee elected to fill a vacancy shall serve for the remainder of the full term in which the vacancy occurred and until a successor is elected and qualifies.

At each annual meeting of shareholders, the holders of the common shares may vote to elect all of the Trustees on the Board of Trustees. Holders of common shares have no right to cumulative voting in the election of Trustees. Consequently, at each annual meeting of shareholders, the holders of a majority of the common shares are able to elect all of the Trustees.

Removal of Trustees

Our declaration of trust provides that a Trustee may be removed at any time, only for cause, upon the affirmative vote of at least a majority of the votes entitled to be cast in the election of Trustees. Absent removal of all of our Trustees, this provision, when coupled with the provision in our bylaws authorizing our Board of Trustees to fill any vacancies, precludes shareholders from removing incumbent Trustees, except upon a substantial affirmative vote, and filling the vacancies created by such removal with their own nominees.

Business Combinations

Maryland law prohibits “business combinations” between us and an interested shareholder or an affiliate of an interested shareholder for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, share exchange, or in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Maryland law defines an interested shareholder as:

•	any person who beneficially owns 10% or more of the voting power of our shares; or

•	an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting shares.

A person is not an interested shareholder if our Board of Trustees approved in advance the transaction by which the person otherwise would have become an interested shareholder. However, in approving a transaction, our Board of Trustees may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our Board of Trustees.

After the five-year prohibition, any business combination between us and an interested shareholder generally must be recommended by our Board of Trustees and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of our then outstanding voting shares; and

•	two-thirds of the votes entitled to be cast by holders of our voting shares other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or shares held by an affiliate or associate of the interested shareholder.

These super-majority vote requirements do not apply if our common shareholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are approved or exempted by the Board of Trustees before the time that the interested shareholder becomes an interested shareholder. We have opted out of the business combination provisions of the Maryland General Corporation Law, or MGCL, by resolution of our Board of Trustees. However, our Board of Trustees may, by resolution, opt in to the business combination statute in the future.

Should our Board opt in to the business combination statute, it may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions

Maryland law provides that “control shares” of a Maryland REIT acquired in a “control share acquisition” have no voting rights unless approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, or by officers or by Trustees who are our employees are excluded from shares entitled to vote on the matter. “Control shares” are voting shares which, if aggregated with all other shares previously acquired by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing Trustees within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel our Board of Trustees to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, we may present the question at any shareholders’ meeting.

If voting rights are not approved at the shareholders’ meeting or if the acquiring person does not deliver the statement required by Maryland law, then, subject to certain conditions and limitations, we may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined without regard to the absence of voting rights for the control shares and as of the date of the last control share acquisition or of any meeting of shareholders at which the voting rights of the shares were considered and not approved. If voting rights for control shares are approved at a shareholders’ meeting, the acquiror may then vote a majority of the shares entitled to vote, and all other shareholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, nor does it apply to acquisitions approved or exempted by our declaration of trust or bylaws.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our common shares. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Maryland Unsolicited Takeovers Act

The “unsolicited takeover” provisions in Subtitle 8 of Title 3 of the MGCL permit a Maryland REIT with a class of equity securities registered under the Securities Exchange Act of 1934, as amended, and at least three independent Trustees to elect to be subject, by provision in its declaration of trust or bylaws or a resolution of its Board of Trustees and notwithstanding any contrary provision in the declaration of trust or bylaws, to any or all of five provisions:

•	a classified Board;

•	a two-thirds vote requirement for removing a Trustee;

•	a requirement that the number of Trustees be fixed only by vote of the Trustees;

•	a requirement that a vacancy on the Board be filled only by the remaining Trustees and for the remainder of the full term of the class of Trustees in which the vacancy occurred; and

•	a majority requirement for the calling of a special meeting of shareholders.

Pursuant to Subtitle 8, we have elected to provide that vacancies on the Board be filled only by the remaining Trustees and for the remainder of the full term of the Trusteeship in which the vacancy occurred. Through provisions in our declaration of trust and bylaws unrelated to Subtitle 8, we already (a) vest in the Board the exclusive power to fix the number of Trusteeships and (b) require, unless called by our Chairman of our Board of Trustees, our President and CEO or our Board of Trustees, the request of the holders of a majority of outstanding shares to call for a special meeting.

Merger; Amendment of Declaration of Trust

Under the Maryland REIT Law, a Maryland REIT generally cannot dissolve, amend its declaration of trust or merge with another entity unless approved by the affirmative vote of shareholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all the votes entitled to be cast on the matter) is set forth in the REIT’s declaration of trust. Our declaration of trust provides for approval by the holders of a majority of all the votes entitled to be cast on the matter for the matters described in this paragraph. As permitted by the Maryland REIT Law, our declaration of trust contains a provision permitting our Trustees, without any action by our shareholders, to amend the declaration of trust to increase or decrease the aggregate number of shares or the number of shares of any class or series that we have authority to issue. In addition, as permitted by the Maryland REIT Law, our declaration of trust permits our Trustees, by a two-thirds vote, to amend our declaration of trust from time to time to qualify as a REIT under the Internal Revenue Code or the Maryland REIT Law, without the affirmative vote or written consent of our shareholders.

Limitation of Liability and Indemnification

Maryland law permits us to include in our declaration of trust a provision limiting the liability of our Trustees and officers to us and our shareholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Our declaration of trust limits the liability of our Trustees and officers for money damages to the maximum extent permitted by Maryland law.

Our declaration of trust authorizes us to obligate ourselves and our bylaws require us, to the maximum extent permitted by Maryland law, to indemnify, and to pay or reimburse reasonable expenses to, any of our present or former Trustees or officers or any individual who, while a Trustee or officer and at our request, serves or has served another entity, employee benefit plan or any other enterprise as a Trustee, director, officer, partner or otherwise. The indemnification covers any claim or liability against the person by reason of his or her status as a present or former Trustee or officer, including for liabilities arising under the Securities Act. Our declaration of trust and bylaws also permit us to indemnify and advance expenses to any person who served our predecessor in any of the capacities described above and any employee or agent of us or our predecessor.

Maryland law permits us to indemnify our present and former Trustees and officers against liabilities and reasonable expenses actually incurred by them in any proceeding unless it is established that:

•	the act or omission of the Trustee or officer was material to the matter giving rise to the proceeding, and

•	was committed in bad faith; or

•	was the result of active and deliberate dishonesty; or

•	the Trustee or officer actually received an improper personal benefit in money, property or services; or

•	in a criminal proceeding, the Trustee or officer had reasonable cause to believe that the act or omission was unlawful.

However, Maryland law prohibits us from indemnifying our present and former Trustees and officers for an adverse judgment in a derivative action or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses.

In accordance with Maryland law, our bylaws require us, as a condition to advancing expenses in certain circumstances, to obtain:

•	a written affirmation by the Trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification; and

•	a written undertaking to repay the amount reimbursed if it is determined that the standard of conduct is not met.

While we intend to indemnify our officers and Trustees against liabilities incurred in connection with the Securities Act of 1933, we note that insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers or persons controlling us as contemplated by the Securities Act, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

REIT Status

Our declaration of trust provides that our Board of Trustees may revoke or otherwise terminate our REIT election, without the approval of our shareholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT.

Term and Termination

Our declaration of trust became effective on April 5, 2004, and provides for us to have a perpetual existence. Pursuant to our declaration of trust, and subject to the provisions of any of our classes or series of shares of beneficial interest then outstanding and the approval by a majority of the entire Board of Trustees, we may be terminated by our shareholders, at any meeting thereof, by the affirmative vote of a majority of all of the votes entitled to be cast on the matter.

Advance Notice of Trustee Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of shareholders, nominations of individuals for election to our Board of Trustees and the proposal of business to be considered by shareholders at the annual meeting may be made only:

•	pursuant to our notice of the meeting;

•	by or at the direction of our Board of Trustees; or

•	by a shareholder who was a shareholder of record both at the time of the provision of notice and at the time of the meeting who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our bylaws.

With respect to special meetings of shareholders, only the business specified in our notice of meeting may be brought before the meeting of shareholders and nominations of individuals for election to our Board of Trustees may be made only:

•	pursuant to our notice of the meeting;

•	by or at the direction of our Board of Trustees; or

•	provided that our Board of Trustees has determined that Trustees shall be elected at such meeting, by a shareholder who was a shareholder of record both at the time of the provision of notice and at the time of the meeting who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in our bylaws.

The purpose of requiring shareholders to give advance notice of nominations and other proposals is to afford our Board of Trustees the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our Board of Trustees, to inform shareholders and make recommendations regarding the nominations or other proposals. The advance notice procedures also permit a more orderly procedure for conducting our shareholder meetings. Although the bylaws do not give our Board of Trustees the power to disapprove timely shareholder nominations and proposals, they may have the effect of precluding a contest for the election of Trustees or proposals for other action if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of Trustees to our Board of Trustees or to approve its own proposal.

Possible Anti-Takeover Effect of Certain Provisions of Maryland Law and of our Declaration of Trust and Bylaws

Our Board may rescind the resolution opting out of the business combination statute or repeal the bylaw opting out of the control share acquisition statute. If the business combination provisions or control share provisions become applicable to us, those provisions, in addition to the provisions in our declaration of trust regarding removal of Trustees and restrictions on the transfer of shares and the advance notice provisions of our bylaws, could have the effect of delaying, deferring or preventing a transaction or a change in the control that might involve a premium price for holders of the common shares or otherwise be in their best interest.

PARTNERSHIP AGREEMENT

The following summary of our operating partnership and the Agreement of Limited Partnership of our operating partnership describes material provisions of the partnership agreement. This summary is qualified in its entirety by reference to the partnership agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Management

Our operating partnership has been organized as a Delaware limited partnership. Pursuant to the partnership agreement, as the owner of the sole general partner of the operating partnership, we have, subject to certain protective rights of limited partners described below, full, exclusive and complete responsibility and discretion in the management and control of the partnership, including the ability to cause the partnership to enter into certain major transactions including acquisitions, dispositions, refinancings and selection of lessees and to cause changes in the partnership’s line of business and distribution policies. However, any amendment to the partnership agreement that would affect the conversion rights of the limited partners or otherwise adversely affect the rights of the limited partners requires the consent of limited partners (other than us) holding more than 50% of the units of our operating partnership held by such partners.

Unless the transaction meets criteria set forth in our partnership agreement the affirmative vote of 50% of the limited partnership units of our operating partnership (excluding those held by us) is required for a sale of all or substantially all of the assets of the partnership, or to approve a merger or consolidation of the partnership. Upon completion of this offering, we will own, directly or indirectly, all of the partnership interests.

Transferability of Interests

In general, we may not voluntarily withdraw from the partnership or transfer or assign our interest in the partnership without the consent of the holders of a majority of the limited partnership interests unless the transaction in which such withdrawal or transfer occurs results in the limited partners receiving property in an amount equal to the amount they would have received had they exercised their conversion rights immediately prior to such transaction, or unless our successor contributes substantially all of its assets to the partnership in return for a general partnership interest or limited partnership interest in the partnership. With certain limited exceptions, the limited partners may not transfer their interests in the partnership, in whole or in part, without our written consent, which consent may be withheld in our sole discretion. We may not consent to any transfer that would cause the partnership to be treated as a corporation for federal income tax purposes.

Capital Contribution

The partnership agreement provides that if the partnership requires additional funds at any time in excess of funds available to the partnership from borrowing or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to the partnership. Under the partnership agreement, we are obligated to contribute the proceeds of any offering of shares of beneficial interest as additional capital to the partnership. We are authorized to cause the partnership to issue partnership interests for less than fair market value if we have concluded in good faith that such issuance is in both the partnership’s and our best interests. If we contribute additional capital to the partnership, we will receive additional partnership interests and our percentage interest will be increased on a proportionate basis based upon the amount of such additional capital contributions and the value of the partnership at the time of such contributions. Conversely, the percentage interests of the limited partners will be decreased on a proportionate basis in the event of additional capital contributions by us. In addition, if we contribute additional capital to the partnership, we will revalue the property of the partnership to its fair market value (as determined by us) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the partnership agreement if there were a taxable disposition of such property for such fair market value on the date of the revaluation, our operating partnership could issue preferred partnership interests in connection with acquisitions of property or otherwise, which would have priority over common partnership interests with respect to distributions from the partnership, including the partnership interests that our wholly-owned subsidiary owns as general partner.

Conversion Rights

Pursuant to the partnership agreement, the limited partners, other than us, have conversion rights, which enable them, beginning twelve months after the date of receipt of limited partnership interests (unless this period is shortened at the discretion of the general partner), to cause us to convert their units into common shares on a one-for-one basis, subject to adjustments for stock splits, dividends, recapitalizations and similar events, or, at our option, to redeem their units for a cash amount equal to the value of the common shares for which the units would otherwise be converted. Notwithstanding the foregoing, a limited partner shall not be entitled to exercise its conversion rights to the extent that the issuance of common shares to the converting limited partner would:

•	result in any person owning, directly or indirectly, common shares in excess of the ownership limitation as per our declaration of trust;

•	result in our shares of beneficial interest being owned by fewer than 100 persons (determined without reference to any rules of attribution);

•	result in our being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code;

•	cause us to own, actually or constructively, 10% or more of the ownership interests in a tenant of our or the partnership’s real property (or real property of certain subsidiaries of the partnership), within the meaning of Section 856(d)(2)(B) of the Internal Revenue Code; or

•	cause any of our gross income to be treated as nonqualifying income for purposes of the requirements of Section 856(c)(2) of the Internal Revenue Code as a result of a failure by any Person to be treated as an “eligible independent contractor” within the meaning of Section 856(d)(9) of the Internal Revenue Code; or

•	be likely to cause the acquisition of common shares by such redeeming limited partner to be “integrated” with any other distribution of common shares or units of our operating partnership for purposes of complying with the Securities Act.

In all cases, however,

•	each limited partner may not exercise the conversion right for fewer than 1,000 units of our operating partnership or, if such limited partner holds fewer than 1,000 units, all of the units held by such limited partner;

•	each limited partner may not exercise the conversion right with respect to the number of units that would, upon conversion, result in such limited partner or any other person owning, directly or indirectly, common shares in excess of the applicable ownership limitation; and

•	each limited partner may not exercise the conversion right more than two times annually.

Upon completion of the formation transactions and the offering, there will be no common shares issuable upon exercise of conversion rights. The number of common shares issuable upon exercise of the conversion rights will be adjusted to account for share splits, mergers, consolidations or similar pro rata share transactions.

The partnership agreement requires that the partnership be operated in a manner that enables us to satisfy the requirements for being classified as a REIT, to avoid any federal income or excise tax liability imposed by the Internal Revenue Code (other than any federal income tax liability associated with our retained capital gains) and to ensure that the partnership will not be classified as a “publicly traded partnership” taxable as a corporation under Section 7704 of the Internal Revenue Code.

In addition to the administrative and operating costs and expenses incurred by the partnership, the partnership will pay all of our administrative costs and expenses and these expenses will be treated as expenses of the partnership. Our expenses generally include:

•	all expenses relating to our continuity of existence;

•	all expenses relating to offerings and registration of securities;

•	all expenses associated with the preparation and filing of any of our periodic reports under federal, state or local laws or regulations;

•	all expenses associated with our compliance with laws, rules and regulations promulgated by any regulatory body; and

•	all of our other operating or administrative costs incurred in the ordinary course of its business on behalf of the partnership.

Distributions

The partnership agreement provides that the partnership will make cash distributions in amounts and at such times as determined by us in our sole discretion, to us and the other limited partners in accordance with the respective percentage interests of the partners in the partnership.

Upon liquidation of the partnership, after payment of, or adequate provision for, debts and obligations of the partnership, including any partner loans, any remaining assets of the partnership will be distributed to us and the other limited partners with positive capital accounts in accordance with the respective positive capital account balances of the partners.

Allocations

Profits and losses of the partnership (including depreciation and amortization deductions) for each fiscal year generally are allocated to us and the other limited partners in accordance with the respective percentage interests of the partners in the partnership. All of the foregoing allocations are subject to compliance with the provisions of Internal Revenue Code Sections 704(b) and 704(c) and Treasury Regulations promulgated thereunder. The partnership will use the “traditional method” under Internal Revenue Code Section 704(c), or any other allocation method permitted under Internal Revenue Code Section 704(c) selected by the general partner for allocating items with respect to which the fair market value at the time of contribution differs from the adjusted tax basis at the time of contribution.

Term

The partnership will have perpetual existence, unless dissolved upon:

•	our bankruptcy, dissolution or withdrawal (unless the limited partners elect to continue the partnership);

•	the passage of 90 days after the sale or other disposition of all or substantially all the assets of the partnership;

•	the conversion of all units of our operating partnership (other than those held by us, if any); or

•	an election by us in our capacity as the sole owner of the general partner.

Tax Matters

Pursuant to the partnership agreement, the general partner is the tax matters partner of the partnership. Accordingly, through our ownership of the general partner, we have authority to handle tax audits and to make tax elections under the Internal Revenue Code on behalf of the partnership.

REGISTRATION RIGHTS AND LOCK-UP AGREEMENTS

Registration Rights

Provided that we are then eligible to use Form S-3, we have agreed to file a shelf registration statement with the Securities and Exchange Commission on the first anniversary of the closing of this offering, and thereafter use our best efforts to have the registration statement declared effective, covering the continuous resale of the common shares issued in exchange for six of our initial hotels. If we are not then eligible to use Form S-3, we have agreed that we will file a registration statement with respect to such shares if the holders of such shares request such a registration, provided they, as a group, request registration of a specified number of common shares, and provided that only such registration may occur each year and no more than one such registration may occur in total. Upon such request, we will use our best efforts to have the registration statement declared effective. In addition, subject to specified limitations, we have agreed that if we do not comply with our obligations regarding the shelf registration statements, we will offer such holders the opportunity to register such shares if we file a registration statement for an equity offering for our own account or for the account of any of our securityholders of any class of security. We have agreed to bear all expenses incident to the registration requirements.

Registration rights may be granted to future sellers of hotels to our operating partnership who may receive, in lieu of cash, common shares, units or other securities convertible into common shares.

Prior to this offering, there has been no public market for our common shares. Listing of our common shares on the New York Stock Exchange is expected to be effective upon completion of this offering. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of common shares, or the perception that such sales could occur, may affect adversely prevailing market prices of the common shares.

Lock-Up Agreements

In addition, under the underwriting agreement for this offering, we, our Trustees, our executive officers, AP/APH Ventures and Crown have entered into lock-up agreements with the underwriters under which we and each of these persons may not, for a period of 180 days after the date of this prospectus, without the prior written approval of Banc of America Securities LLC and Wachovia Capital Markets, LLC, offer, sell, contract to sell or otherwise dispose of or hedge our common shares or securities convertible into or exchangeable for our common shares. See “Underwriting” for a description of these lock-up agreements.

FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT

This section summarizes the current material federal income tax consequences to our company and to our shareholders generally resulting from our treatment as a REIT. Because this section is a general summary, it does not address all of the potential tax issues that may be relevant to you in light of your particular circumstances. Morgan, Lewis & Bockius LLP (“Morgan Lewis”) has acted as our counsel, has reviewed this summary, and, subject to the qualifications described below, is of the opinion that the discussion contained herein summarizes the federal income tax consequences that are material to a holder of our common shares. The discussion does not address all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions or broker-dealers, and non-U.S. individuals and foreign corporations.

The statements in this section and the opinion of Morgan Lewis are based on the current federal income tax laws governing qualification as a REIT. We cannot assure you that new laws, interpretations of law or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

This section is not a substitute for careful tax planning. Prospective investors are urged to consult their own tax advisors regarding the specific federal, state, local, foreign and other tax consequences to them, in light of their own particular circumstances, of the purchase, ownership and disposition of our common shares, our election to be taxed as a REIT and the effect of potential changes in applicable tax laws.

Taxation of Our Company

We intend to elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our initial short taxable year ending December 31, 2004. We believe that we are organized and have operated in such a manner to enable us to qualify for taxation as a REIT under the Internal Revenue Code. We further believe that our proposed future method of operation will enable us to continue to qualify as a REIT. However, no assurances can be given that our beliefs or expectations will be fulfilled, since qualification as a REIT depends on our continuing to satisfy numerous asset, income and distribution tests described below, the satisfaction of which depends, in part, on our operating results.

The sections of the Internal Revenue Code relating to qualification and operation as a REIT, and the federal income taxation of a REIT and its shareholders, are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions and the related rules and regulations.

Morgan Lewis has opined that, commencing with our initial short taxable year ended December 31, 2004, and assuming that we complete the elections and other procedural steps described in this discussion of “Federal Income Tax Consequences of Our Status as a REIT” in a timely fashion, we will be organized in conformity with the requirements for qualification to be taxed as a REIT under the Internal Revenue Code, and our current and proposed method of operations as described in this prospectus and as represented to Morgan Lewis by us will enable us to continue to satisfy the requirements for such qualification and taxation as a REIT under the Internal Revenue Code for future taxable years.

Investors should be aware that Morgan Lewis’s opinion is based upon customary assumptions (including assumptions as to the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to Morgan Lewis as originals, the conformity to originals of all documents submitted to Morgan Lewis as copies, and the authenticity of the originals of any such copies), is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our properties and the conduct of our business, and is not binding on the Internal Revenue Service or any court. In addition, Morgan Lewis’s opinion is based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depend upon our ability to meet, for each taxable year, various tests imposed under the Internal Revenue Code as discussed below. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our share ownership, and the percentage of our earnings that we distribute. Morgan Lewis will not review our compliance with those tests on a continuing basis. Accordingly, with respect to our current and future taxable years, no assurance can be given that the actual results of our operation will satisfy such requirements. For a discussion of the tax consequences if we were to fail to qualify as a REIT, see “—Requirements for Qualification—Failure to Qualify.” The following discussion generally assumes that we will qualify as a REIT.

As a REIT, we generally are not subject to federal income tax on the taxable income that we distribute to our shareholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and shareholder levels, that generally results from owning shares in a corporation. However, we will be subject to federal tax in the following circumstances:

•	We are subject to the corporate federal income tax on taxable income, including net capital gain, that we do not distribute to shareholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to the corporate “alternative minimum tax” on any items of tax preference that we do not distribute or allocate to shareholders.

•	We are subject to tax, at the highest corporate rate, on:

•	net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and

•	other non-qualifying income from foreclosure property.

•	We are subject to a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “—Requirements for Qualification—Gross Income Tests,” but nonetheless continue to qualify as a REIT because we meet other requirements, we will be subject to a 100% tax on:

•	the greater of (1) the amount by which we fail the 75% test, or (2) the excess of 90% of our gross income over the amount of gross income attributable to sources that qualify under the 95% test, multiplied by

•	a fraction intended to reflect our profitability.

•	If we fail to distribute during a calendar year at least the sum of: (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income from earlier periods, then we will be subject to a 4% excise tax on the excess of the required distribution over the amount we actually distributed.

•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. shareholder, as defined below, would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we make a timely designation of such gain to the shareholder) and would receive a credit or refund for its proportionate share of the tax we paid.

•	We will be subject to a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm’s length basis.

•	If we acquire any asset from a “C corporation” (that is, a corporation generally subject to the full corporate-level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we recognize gain on the disposition of the asset during the 10 year period beginning on the date that we acquired the asset, then the asset’s “built-in” gain (that is, the fair market value of such asset in excess of its basis as of the time of acquisition) will be subject to tax at the highest regular corporate rate.

Requirements for Qualification

To qualify as a REIT, we must elect to be treated as a REIT, and we must meet various (a) organizational requirements, (b) gross income tests, (c) asset tests, and (d) annual distribution requirements.

Organizational Requirements. A REIT is a corporation, trust or association that meets each of the following requirements:

(1)	It is managed by one or more Trustees or directors;
(2)	Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest;
(3)	It would be taxable as a domestic corporation, but for Sections 856 through 860 of the Internal Revenue Code;
(4)	It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;
(5)	At least 100 persons are beneficial owners of its shares or ownership certificates (determined without reference to any rules of attribution);
(6)	Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the federal income tax laws define for this purpose to include certain entities (as described below), during the last half of any taxable year; and
(7)	It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status.

We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining information concerning the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. Our declaration of trust provides for restrictions regarding the ownership and transfer of the common shares so that we should continue to satisfy these requirements. The provisions of the declaration of trust restricting the ownership and transfer of the common shares are described in “Description of Common Shares—Restrictions on Ownership and Transfer.”

For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6.

A corporation that is a “qualified REIT subsidiary,” or QRS, is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, all of the capital stock of which is owned by the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

An unincorporated domestic entity, such as a limited liability company, that has a single owner, is generally not treated as an entity separate from its parent for federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities and items of income of our operating partnership and any other partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we acquire an interest, directly or indirectly, is treated as our assets, liabilities and gross income for purposes of applying the various REIT qualification requirements.

A REIT is permitted to own up to 100% of the stock of one or more “taxable REIT subsidiaries” (“TRSs”). A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. However, a TRS may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated (unless, in the case of a brand name under which a hotel is operated, such rights are held by the TRS as a franchisee or licensee and the hotel is either owned by the TRS or leased to it by the REIT). The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s length basis. We have formed several TRSs which will be the lessees of our hotels. See “—Taxable REIT Subsidiaries.”

Gross Income Tests. We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of this 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property, or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets; and

•	income derived from the temporary investment of new capital that is attributable to the issuance of our shares of beneficial interest or a public offering of our debt with a maturity date of at least five years and that we receive during the one year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, income from certain hedging instruments or any combination of these. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. The following paragraphs discuss the specific application of the gross income tests to us.

Rents from Real Property. Rent that we receive from our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met.

•	First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

•	Second, neither we nor a direct or indirect owner of 10% or more of our stock may own, actually or constructively, 10% or more of the voting power or value in a tenant from whom we receive rent, other than a TRS.

•	Third, if the tenant is a TRS, such TRS may not directly or indirectly operate or manage the related property. Instead, the property must be operated on behalf of the TRS by a person who qualifies as an “independent contractor” and who is, or is related to a person who is, actively engaged in the trade or business of operating lodging facilities for any person unrelated to us and the TRS. See “—Taxable REIT Subsidiaries.”

•	Fourth, if the rent attributable to personal property leased in connection with a lease of real property (including our lease of hotels to TRSs) is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as rents from real property. However, if the 15% threshold is exceeded, the rent attributable to personal property will not qualify as rents from real property.

•	Fifth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may directly provide a minimal amount of “noncustomary” services to the tenants of a property, as long as our income from the services does not exceed 1% of our income from the related party.

•	Pursuant to percentage leases, our TRS lessees lease from Capital Lodging Operating Partnership, L.P., our operating partnership, or its subsidiaries, the land, buildings and improvements comprising the hotels, for a term of five years, with two five-year renewal options. The percentage leases provide that the TRS lessees are obligated to pay to the operating partnership a minimum base rent plus a percentage rent, calculated by reference to percentages of the lessee’s gross revenues in excess of certain specified primary and secondary thresholds. Both base rent and the thresholds in the percentage rent formulas are adjusted for inflation. Base rent accrues and is required to be paid monthly and percentage rent accrues and is required to be paid quarterly.

“True Lease” Status. In order for the base rent, percentage rent and additional charges to constitute “rents from real property,” the percentage leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures, or some other type of arrangement. The determination of whether the percentage leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:

•	the intent of the parties;

•	the form of the agreement;

•	the degree of control over the property that is retained by the property owner, or whether the lessee has substantial control over the operation of the property or is required simply to use its best efforts to perform its obligations under the agreement; and

•	the extent to which the property owner retains the risk of loss with respect to the property, or whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property or the potential for economic gain or appreciation with respect to the property.

In addition, federal income tax law provides that a contract that purports to be a service contract or a partnership agreement will be treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not:

•	the service recipient is in physical possession of the property;

•	the service recipient controls the property;

•	the service recipient has a significant economic or possessory interest in the property, or whether the property’s use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the recipient shares the risk that the property will decline in value, the recipient shares in any appreciation in the value of the property, the recipient shares in savings in the property’s operating costs, or the recipient bears the risk of damage to or loss of the property;

•	the service provider bears the risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract;

•	the service provider uses the property concurrently to provide significant services to entities unrelated to the service recipient; and

•	the total contract price substantially exceeds the rental value of the property for the contract period.

Since the determination whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor will not be dispositive in every case.

We believe that the percentage leases will be treated as true leases for federal income tax purposes. Such belief is based, in part, on the following facts:

•	Capital Lodging Operating Partnership, L.P., our operating partnership, and its subsidiaries, on the one hand, and the TRSs, on the other hand, intend for their relationship to be that of a lessor and lessee and such relationship is documented by lease agreements;

•	the TRSs have the right to the exclusive possession, use, and quiet enjoyment of the hotels during the term of the percentage leases;

•	the TRSs bear the cost of, and are responsible for, day-to-day maintenance and repair of the hotels and generally dictate how the hotels are operated, maintained, and improved;

•	the TRSs bear all of the costs and expenses of operating the hotels, including the cost of any inventory used in their operation, during the term of the percentage leases, other than real estate;

•	the TRSs benefit from any savings in the costs of operating the hotels during the term of the percentage leases;

•	the TRSs generally have indemnified the lessor and the operating partnership against all liabilities imposed on the operating partnership during the term of the percentage leases by reason of (1) injury to persons or damage to property occurring at the hotels, (2) the TRSs’ use, management, maintenance, or repair of the hotels, (3) any environmental liability caused by acts or grossly negligent failures to act of a TRS, (4) taxes and assessments in respect of the hotels that are the obligations of a TRS, or (5) any breach of the percentage leases by a TRS;

•	the TRSs are obligated to pay substantial fixed rent for the period of use of the hotels;

•	the TRSs stand to incur substantial losses or reap substantial gains depending on how successfully they operate the hotels;

•	the operating partnership cannot use the hotels concurrently to provide significant services to entities unrelated to a TRS; and

•	the total contract price under the percentage leases does not substantially exceed the rental value of the hotels for the term of the percentage leases.

Investors should be aware that there are no controlling Treasury regulations, published rulings, or judicial decisions involving leases with terms substantially the same as the percentage leases that discuss whether such leases constitute true leases for federal income tax purposes. If the percentage leases are characterized as service contracts or partnership agreements, rather than as true leases, part or all of the payments that the operating partnership receives from the TRSs may not be considered rent or may not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, we likely would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose our REIT status.

Percentage Rent Requirements. As described above, in order for the rent received by us to constitute “rents from real property,” the percentage rent cannot be based in whole or in part on the income or profits of any person. The percentage rent, however, will qualify as “rents from real property” if it is based on percentages of gross receipts or gross sales and the percentages:

•	are fixed at the time the percentage leases are entered into;

•	are not renegotiated during the term of the percentage leases in a manner that has the effect of basing percentage rent on income or profits; and

•	conform with normal business practice.

More generally, the percentage rent will not qualify as “rents from real property” if, considering the percentage leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the percentage rent on income or profits. Since the percentage rent is based on fixed percentages of the gross revenues from the hotels that are established in the percentage leases, and we have represented to Morgan Lewis that the percentages (1) will not be renegotiated during the terms of the percentage leases in a manner that has the effect of basing the percentage rent on income or profits and (2) conform with normal business practice, the percentage rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, we have represented to Morgan Lewis that, with respect to other hotel properties that we acquire in the future, we will not charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage of gross revenues, as described above.

Related Party Rent Rules. As a second requirement for qualification of rents received by us as “rents from real property,” we may not own, actually or constructively, 10% or more of the stock or the assets or net profits of any lessee, referred to as a related party tenant, other than a taxable REIT subsidiary (the “Related Party Rent Rule”). The constructive ownership rules generally provide that, if 10% or more in value of our shares is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person. We do not own any stock or any assets or net profits of any lessee directly. In addition, our declaration of trust prohibits transfers of our shares that would cause us to own actually or constructively, 10% or more of the ownership interests in a lessee. We should, therefore, never own, actually or constructively, 10% or more of any lessee other than a taxable REIT subsidiary. We have represented to Morgan Lewis that we will not rent any property to a related-party tenant. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of our shares, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a lessee other than a taxable REIT subsidiary at some future date.

The Related Party Rent Rule described above, which treats rents derived from a related person as nonqualifying income to the REIT, does not apply where the REIT (or its affiliate) leases hotels to a TRS of the REIT, provided certain requirements are satisfied (the “TRS Exception”). A TRS is a fully taxable corporation as to which the REIT owns, directly or indirectly, all or a portion of its shares. See “—Taxable REIT Subsidiaries.” Both the REIT and the TRS must elect for the corporation to be taxed as a TRS.

In order for rents derived from a hotel lease to qualify for the TRS Exception to the Related Party Rent Rule, the following requirements must be satisfied:

•

The hotels leased to the TRS must constitute “qualified lodging facilities.” A qualified lodging facility is a hotel, motel or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A qualified lodging facility includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners.

•	The TRS cannot directly or indirectly operate or manage any hotel or directly or indirectly provide rights to any brand name under which any hotel is operated (unless such rights are held by the TRS as a franchisee or licensee and the hotel is either owned by the TRS or leased to it by the REIT).

•	The hotel that is leased to the TRS must be operated on behalf of the TRS by a person who qualifies as an “independent contractor,” which means that (i) such person cannot own, directly or indirectly (taking into account constructive ownership rules), more than 35% of the REIT’s shares, (ii) no person or group of persons owning, directly or indirectly (taking into account constructive ownership rules), more than 35% of the REIT’s outstanding shares may own, directly or indirectly (taking into account constructive ownership rules), 35% or more of the ownership interests in the contractor and (iii) while the statutory language is unclear on this point, the REIT may not be able to derive any income from the contractor or bear the expenses of the contractor, other than the expenses of operating the facility under the management contract. Further, the independent contractor (or a person related to the independent contractor) must be actively engaged in the trade or business of operating “qualified lodging facilities” for a person that is not related to us or the TRS lessee (an “eligible independent contractor”).

We have formed several TRSs to lease our hotels, each of which is 100% owned by our operating partnership, and as to each of which we and the relevant TRS have made TRS elections. We believe that each of our hotels constitutes a “qualified lodging facility” as to which substantially all of the units are leased on a transient basis. All facilities and amenities included in the hotels are customarily provided by other hotels of comparable size and class, and no wagering activities are conducted at or in connection with our hotels by any person legally engaged in a wagering business. Each of our TRSs has engaged independent third-party hotel managers to operate the related hotels on behalf of such TRSs (the “Managers”). To our knowledge, none of the Managers actually or constructively owns more than 35% of our outstanding shares, and no person or group of persons owning more than 35% of our outstanding shares owns, actually or constructively, 35% or more of the ownership interests in any of the Managers. Furthermore, our declaration of trust contains restrictions on the ownership of our stock designed to permit the Managers to continue to qualify as eligible independent contractors. Finally, we have represented that, with respect to properties that we lease to our TRSs in the future, each such TRS will engage an “eligible independent contractor” to manage and operate the hotels leased by such TRS. We believe that the Managers, Prism Hotels, Wyndham International, Radisson and InterContinental Hotels, will qualify as “eligible independent contractors.”

Rents Attributable to Personal Property. The rent qualification tests also require that the rent attributable to the personal property leased in connection with a lease of real property must not be greater than 15% of the total rent received under the lease. The rent attributable to personal property under a lease is the amount that bears the same ratio to total rent under the lease for the taxable year as the average of the fair market values of the leased personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property covered by the lease at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each of our leases, we believe that the personal property ratio generally is less than 15%. Where that is not, or may in the future not be, the case, we believe that any income attributable to personal property will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the Internal Revenue Service would not challenge our calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 75% or 95% gross income test and thus lose our REIT status.

Nature of Services Provided to Tenants. As noted above, we are limited in our ability to furnish or render noncustomary services to the tenants of our properties, or manage or operate our properties, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. However, we may own up to 100% of the stock of one or more TRSs which may provide noncustomary services to our tenants without tainting our rents from the related properties. Provided that the percentage leases are respected as true leases for federal income tax purposes, we should satisfy the foregoing requirements, because the operating partnership will not perform any services other than customary ones for our TRS lessees. Moreover, we have represented to Morgan Lewis that we will not perform noncustomary services which would jeopardize our REIT status.

Effects of Rents on Our REIT Status. If a portion of the rent we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. If, during any taxable year, rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test (for example, as a result of rents we receive failing to qualify as “rents from real property” under the various tests described above), exceeds 5% of our gross income during the year, we would lose our REIT status.

Tenants may be required to pay, besides base rent and percentage rent, reimbursements for certain amounts we are obligated to pay to third parties (such as a lessee’s proportionate share of a property’s operational or capital expenses), penalties for nonpayment or late payment of rent or certain additions to rent. These and other similar payments should qualify as “rents from real property.” However, to the extent that such charges represent interest that is accrued on the late payment of rent or additions to rent, such charges will not qualify as “rent from real property,” but instead should be treated as interest that qualifies for the 95% gross income test.

Potential 100% Excise Tax on Rents Received From TRSs in Excess of a Market Rental. A 100% excise tax is imposed on a REIT to the extent that a TRS of the REIT has “redetermined deductions” or engages in certain other transactions that generate deductible interest or other expenses for the TRS that do not clearly reflect income for federal income tax purposes as between the TRS and the REIT. This determination is made by applying the standards of Section 482 of the Internal Revenue Code. This tax is intended to ensure that a TRS does not pay excessive rents or other deductible amounts that are not arm’s length charges in order to reduce or avoid corporate tax at the TRS level. The excise tax is in lieu of an actual reallocation of expenses between the TRS and the payee under Section 482. Until regulations are issued by the Internal Revenue Service, REITs and their TRSs may base their allocations on any reasonable method.

We believe that the rents paid by our TRSs reflect arm’s length market rents and that the leases provide the opportunity for the TRS lessees to earn substantial profits (or incur substantial losses) over the term of the leases, depending on how effectively the Managers of the hotels operate them and other factors. Nevertheless, the determination of whether rents reflect arm’s length charges is inherently factual, and the Internal Revenue Service has broad discretion under Section 482 of the Internal Revenue Code to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. In the event that the Internal Revenue Service were to successfully assert that the rents paid under one or more hotel leases by our TRSs do not clearly reflect the income of the TRS and the operating partnership, we would be subject to a 100% excise tax on our share of the portion of the rents determined to be in excess of an arm’s length rent, which could materially and adversely affect the amount of cash available for distribution to our shareholders.

Interest. The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of the amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely because it is based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the residual cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property.

Prohibited Transactions. A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets will be held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.” We may, however, form or acquire a taxable REIT subsidiary to hold and dispose of those properties we conclude may not fall within the safe-harbor provisions.

Foreclosure Property. We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property acquired by a REIT as the result of the REIT’s having bid on the property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law after actual or imminent default on a lease of the property or on indebtedness secured by the property (any such proceeding or agreement referred to as a “Repossession Action”). Property acquired by a Repossession Action will not be considered “foreclosure property” if (a) the REIT held or acquired the property subject to a lease or securing indebtedness for sale to customers in the ordinary course of business or (b) the lease or loan was acquired or entered into with intent to take Repossession Action or in circumstances where the REIT had reason to know a default would occur. The determination of such intent or reason to know must be based on all relevant facts and circumstances. In no case will property be considered “foreclosure property” unless the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property (or longer if an extension is granted by the Secretary of the Treasury). This period (as extended, if applicable) terminates, and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Hedging Transactions. From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Any periodic income or gain from the disposition of any financial instrument for these or similar transactions to hedge indebtedness we incur to acquire or carry “real estate assets” should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Since the financial markets continually introduce new and innovative instruments related to risk-sharing or trading, it is not entirely clear which such instruments will generate income which will be considered qualifying income for purposes of the gross income tests. We intend to structure any hedging or similar transactions so as not to jeopardize our status as a REIT.

Failure to Satisfy Gross Income Tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet these tests is due to reasonable cause and not to willful neglect;

•	we attach a schedule of the sources of our income to our tax return; and

•	any incorrect information on the schedule is not due to fraud with intent to evade tax.

We cannot with certainty predict whether any failure to meet these tests will qualify for the relief provisions. As discussed above in “—Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.

Asset Tests. To maintain our qualification as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year.

First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	stock in other REITs; and

•	investments in stock or debt instruments during the one year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five year term.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.

Third, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities.

Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more taxable REIT subsidiaries.

Fifth, no more than 25% of the value of our total assets may consist of the securities of taxable REIT subsidiaries and other taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or taxable REIT subsidiary, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT, except that certain “straight debt” securities are not treated as “securities” for purposes of the 10% value test (for example, qualifying debt securities of a corporation if such securities are the only interests we or any taxable REIT subsidiary of ours owns, in that corporation or of a partnership if we own at least a 20% profits interest in the partnership).

We believe that the aggregate value of the equity securities that we hold in our TRSs is substantially less than 20% of the fair market value of our gross assets. We also believe that our assets immediately following completion of our formation transactions will comply with the other REIT asset requirements based on value, and we intend to monitor our compliance with the various REIT asset tests. No appraisals have been obtained to support these determinations, however, and no assurance can be given that the Internal Revenue Service will not successfully argue for values of our assets such that we would fail to satisfy a REIT asset test. In such circumstances, except as described below, we would fail to qualify as a REIT for that taxable year and the following four taxable years. Fluctuations in the relative values of our assets could also cause us to fail to satisfy a REIT asset test, with similar consequences.

We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

Distribution Requirements. Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our shareholders in an aggregate amount not less than:

•	the sum of

•	90% of our “REIT taxable income,” computed without regard to the dividends-paid deduction or our net capital gain or loss, and

•	90% of our after-tax net income, if any, from foreclosure property, minus

•	the sum of certain items of non-cash income.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration.

We will pay federal income tax on taxable income, including net capital gain, we do not distribute to shareholders. In addition, we will incur a 4% nondeductible excise tax on the excess of a specified required distribution over amounts we actually distribute if we distribute an amount less than the required distribution during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year. The required distribution must not be less than the sum of:

•	85% of our REIT ordinary income for the year,

•	95% of our REIT capital gain income for the year, and

•	any undistributed taxable income from prior periods.

We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See “—Taxation of Taxable U.S. Shareholders.” If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% excise tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common or preferred shares.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our shareholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements. We must maintain certain records in order to qualify as a REIT. In addition, to avoid paying a penalty, we must request on an annual basis information from our shareholders designed to disclose the actual ownership of the outstanding common shares. We intend to comply with these requirements.

Failure to Qualify. If we failed to qualify as a REIT in any taxable year and no relief provision applied, we would have the following consequences. We would be subject to federal income tax and any applicable alternative minimum tax at rates applicable to regular C corporations on our taxable income, determined without reduction for amounts distributed to shareholders. We would not be required to make any distributions to shareholders, and any distributions to shareholders would be taxable as ordinary income to the extent of our current and accumulated earnings and profits. Corporate shareholders could be eligible for a dividends-received deduction if certain conditions are satisfied. Unless we qualified for relief under specific statutory provisions, we would not be permitted to elect taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT.

Taxation of Taxable U.S. Shareholders

As long as we qualify as a REIT, a taxable “U.S. shareholder” will be required to take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. A U.S. shareholder will not qualify for the dividends-received deduction generally available to corporations. The term “U.S. shareholder” means a holder of Common Shares that, for federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation or partnership (including an entity treated as a corporation or partnership for federal income tax purposes) created or organized under the laws of the United States or of a political subdivision of the United States;

•	an estate whose income is subject to federal income taxation regardless of its source; or

•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

Distributions to a U.S. shareholder which we designate as capital gain dividends will generally be treated as long-term capital gain, without regard to the period for which the U.S. shareholder has held its common shares.

We generally will designate our capital gain dividends as 15%, 20% or 25% rate distributions. See “—Capital Gains and Losses.” A corporate U.S. shareholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. shareholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. shareholder would increase the basis in its common shares by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. shareholder’s common shares. Instead, the distribution will reduce the adjusted basis of the shares. Any amount in excess of both our current and accumulated earnings and profits and the adjusted basis will be treated as capital gain, long-term capital gain if the shares have been held for more than one year, provided the shares are a capital asset in the hands of the U.S. shareholder. In addition, any distribution we declare in October, November, or December of any year that is payable to a U.S. shareholder of record on a specified date in any of those months will be treated as paid by us and received by the U.S. shareholder on December 31 of the year, provided we actually pay the distribution during January of the following calendar year.

Shareholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of common shares will not be treated as passive activity income; shareholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the shareholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of common shares generally will be treated as investment income for purposes of the investment interest limitations. We will notify shareholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Taxation of U.S. Shareholders on the Disposition of Common Shares

In general, a U.S. shareholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our common shares as long-term capital gain or loss if the U.S. shareholder has held the shares for more than one year, and otherwise as short-term capital gain or loss. However, a U.S. shareholder must treat any loss upon a sale or exchange of common shares held for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us which the U.S. shareholder treats as long-term capital gain. All or a portion of any loss that a U.S. shareholder realizes upon a taxable disposition of common shares may be disallowed if the U.S. shareholder purchases other common shares within 30 days before or after the disposition.

Capital Gains and Losses

The tax-rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is currently 35%. The maximum tax rate on long-term capital gain applicable to individuals is 15% (after December 31, 2008, the maximum rate is scheduled to increase to 20%). The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property” (i.e., generally, depreciable real property) is 25% to the extent the gain would have been treated as ordinary income if the property were “section 1245 property” (i.e., generally, depreciable personal property). We generally may designate whether a distribution we designate as capital gain dividends (and any retained capital gain that we are deemed to distribute) is taxable to non-corporate shareholders at a 15%, 20% or 25% rate.

The characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum of $3,000 annually. A non-corporate taxpayer may carry unused capital losses forward indefinitely. A corporate taxpayer must pay tax on its net capital gain at corporate ordinary-income rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses carried back three years and forward five years.

Information Reporting Requirements and Backup Withholding

We will report to our shareholders and to the Internal Revenue Service the amount of distributions we pay during each calendar year and the amount of tax we withhold, if any. A shareholder may be subject to backup withholding at a rate of up to 28% with respect to distributions unless the holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A shareholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to us. For a discussion of the backup withholding rules as applied to non-U.S. shareholders, see “—Taxation of Non-U.S. Shareholders.”

Taxation of Tax-Exempt Shareholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, referred to as pension trusts, generally are exempt from federal income taxation. However, they are subject to taxation on their “unrelated business taxable income.” While many investments in real estate generate unrelated business taxable income, the Internal Revenue Service has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts we distribute to tax-exempt shareholders generally should not constitute unrelated business taxable income. However, if a tax-exempt shareholder were to finance its acquisition of common shares with debt, a portion of the income it received from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit-sharing trust that owns more than 10% of our shares of beneficial interest must treat a percentage of the dividends it receives from us as unrelated business taxable income. The percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. This rule applies to a pension trust holding more than 10% of our shares only if:

•	the percentage of our dividends which the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

•	we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our shares of beneficial interest be owned by five or fewer individuals, which modification allows the beneficiaries of the pension trust to be treated as holding shares in proportion to their actual interests in the pension trust; and

•	either of the following applies:

•	one pension trust owns more than 25% of the value of our shares of beneficial interest; or

•	a group of pension trusts individually holding more than 10% of the value of our shares of beneficial interest collectively owns more than 50% of the value of our shares of beneficial interest.

Taxation of Non-U.S. Shareholders

The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders are complex. This section is only a summary of such rules. We urge non-U.S. shareholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of common shares, including any reporting requirements.

A non-U.S. shareholder that receives a distribution which (a) is not attributable to gain from our sale or exchange of “U.S. real property interests” (defined below) and (b) we do not designate a capital gain dividend (or retained capital gain) will recognize ordinary income to the extent of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, a non-U.S. shareholder generally will be subject to federal income tax at graduated rates on any distribution treated as effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business in the same manner as U.S. shareholders are taxed on distributions. A corporate non-U.S. shareholder may, in addition, be subject to the 30% branch profits tax. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. shareholder unless:

•	a lower treaty rate applies and the non-U.S. shareholder files an Internal Revenue Service (“IRS”) Form W-8BEN evidencing eligibility for that reduced rate with us; or

•	the non-U.S. shareholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

A non-U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of the shareholder’s Common Shares. Instead, the excess portion of the distribution will reduce the adjusted basis of the shares. A non-U.S. shareholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its shares, if the non-U.S. shareholder otherwise would be subject to tax on gain from the sale or disposition of common shares, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. shareholder may obtain a refund of amounts we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

We must withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. We will, therefore, withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

For any year in which we qualify as a REIT, a non-U.S. shareholder will incur tax on distributions attributable to gain from our sale or exchange of “U.S. real property interests” under the “FIRPTA” provisions of the Internal Revenue Code. The term “U.S. real property interests” includes interests in real property and shares in corporations at least 50% of whose assets consist of interests in real property. Under the FIRPTA rules, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if the gain were effectively connected with the conduct of a U.S. business of the non-U.S. shareholder. A non-U.S. shareholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S.

shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. shareholder may receive a credit against our tax liability for the amount we withhold.

A non-U.S. shareholder generally will not incur tax under FIRPTA with respect to gain on a sale of common shares as long as, at all times, non-U.S. persons hold, directly or indirectly, less than 50% in value of the outstanding common shares. We cannot assure you that this test will be met. In addition, a non-U.S. shareholder that owned, actually or constructively, 5% or less of the outstanding common shares at all times during a specified testing period will not incur tax under FIRPTA on gain from a sale of common shares if the shares are “regularly traded” on an established securities market. Because the common shares will be regularly traded on an established securities market after this offering, a non-U.S. shareholder generally will not incur tax under FIRPTA on gain from a sale of common shares unless it owns more than 5% of the common shares. Any gain subject to tax under FIRPTA will be treated in the same manner as it would be in the hands of U.S. shareholders subject to alternative minimum tax, but under a special alternative minimum tax in the case of nonresident alien individuals and with the possible application of the 30% branch profits tax in the case of non-U.S. corporations.

A non-U.S. shareholder generally will incur tax on gain not subject to FIRPTA if:

•	the gain is effectively connected with the conduct of the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to the gain; or

•	the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. shareholder will incur a 30% tax on capital gains.

Legislative or Other Actions Affecting REITs

On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003. This new tax legislation reduces the maximum individual tax rate for long-term capital gains generally from 20% to 15% (for sales occurring after May 6, 2003 through December 31, 2008) and for dividends generally from 38.6% to 15% (for tax years from 2003 through 2008). Without future congressional action, the maximum tax rate on long-term capital gains will return to 20% in 2009, and the maximum rate on dividends will move to 35% in 2009 and 39.6% in 2011. Because we are not generally subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our shareholders, our dividends are generally not eligible for the new 15% tax rate on dividends. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rates applicable to ordinary income. However, the 15% tax rate for long-term capital gains and dividends will generally apply to:

(1)	your long-term capital gains, if any, recognized on the disposition of our shares;

(2)	your distributions designated as long-term capital gain dividends (except to the extent attributable to real estate depreciation, in which case such distributions continue to be subject to a 25% tax rate);

(3)	dividends you receive from us that are in turn attributable to dividends received by us from non-REIT corporations, such as TRSs; and

(4)	dividends you receive from us to the extent they are in turn attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income).

Other Tax Consequences

Tax Aspects of Our Investments in the Operating Partnership. The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investment in our operating partnership and any subsidiary partnerships or limited liability companies we form or acquire, each individually referred to as a partnership and, collectively, as partnerships. The following discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships. We are entitled to include in our income our distributive share of each partnership’s income and to deduct our distributive share of each partnership’s expenses and losses only if such partnership is classified for federal income tax purposes as a partnership (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member), rather than as a corporation or an association taxable as a corporation. An organization with at least two owners or members will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

•	is treated as a partnership under the Treasury regulations relating to entity classification (the “check-the-box regulations”); and

•	is not a “publicly traded” partnership.

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity does not make an election, it generally will be treated as a partnership for federal income tax purposes. We intend that each partnership will be classified as a partnership for federal income tax purposes (or else a disregarded entity where there are not at least two separate beneficial owners).

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or a substantial equivalent). A publicly traded partnership is generally treated as a corporation for federal income tax purposes, but will not be so treated for any taxable year for which at least 90% of the partnership’s gross income consists of specified passive income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”).

Treasury regulations, referred to as the PTP regulations, provide limited safe harbors from treatment as a publicly traded partnership. Pursuant to one of those safe harbors, or private placement exclusion, interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. For the determination of the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in the partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. Each partnership should qualify for the private placement exclusion.

We have not requested, and do not intend to request, a ruling from the Internal Revenue Service that the partnerships will be classified as partnerships for federal income tax purposes. If for any reason a partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we likely would not be able to qualify as a REIT. See “—Requirements for Qualification—Gross Income Tests” and “—Requirements for Qualification—Asset Tests.” In addition, any change in a partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “—Requirements for Qualification—Distribution Requirements.” Further, items of income and deduction of such partnership would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Consequently, such partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such partnership’s taxable income.

Income Taxation of the Partnerships and Their Partners

Partners, Not the Partnerships, Subject to Tax. Subject to the discussion above regarding publicly traded partnerships, a partnership is not a taxable entity for federal income tax purposes. We will therefore take into account our allocable share of each partnership’s income, gains, losses, deductions, and credits for each taxable year of such partnership ending with or within our taxable year, even if we receive no distribution from the partnership for that year or a distribution less than our share of taxable income. Similarly, even if we receive a distribution, it may not be taxable if the distribution does not exceed our adjusted tax basis in our interest in the partnership.

Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each partnership’s allocations of taxable income, gain, and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

Tax Allocations With Respect to Contributed Properties. Income, gain, loss, and deduction attributable to (a) appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership or (b) property revalued on the books of a partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss, referred to as built-in gain or built-in loss, is generally equal to the difference between the fair market value of the contributed or revalued property at the time of contribution or revaluation and the adjusted tax basis of such property at that time, referred to as a book-tax difference. Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods.

Basis in Partnership Interest. Our adjusted tax basis in any partnership interest we own generally will be:

•	the amount of cash and the basis of any other property we contribute to the partnership;

•	increased by our allocable share of the partnership’s income (including tax-exempt income) and our allocable share of indebtedness of the partnership; and

•	reduced, but not below zero, by our allocable share of the partnership’s loss, the amount of cash and the basis of property distributed to us, and constructive distributions resulting from a reduction in our share of indebtedness of the partnership.

Loss allocated to us in excess of our basis in a partnership interest will not be taken into account until we again have basis sufficient to absorb the loss. A reduction of our share of partnership indebtedness will be treated as a constructive cash distribution to us, and will reduce our adjusted tax basis. Distributions, including constructive distributions, in excess of the basis of our partnership interest will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

Depreciation Deductions Available to Partnerships. The initial tax basis of property is the amount of cash and the basis of property given as consideration for the property. A partnership in which we are a partner generally will depreciate property for federal income tax purposes under the modified accelerated cost recovery system of depreciation, referred to as MACRS. Under MACRS, the partnership generally will depreciate furnishings and equipment over a seven year recovery period using a 200% declining balance method and a half-year convention. If, however, the partnership places more than 40% of its furnishings and equipment in service during the last three months of a taxable year, a mid-quarter depreciation convention must be used for the furnishings and equipment placed in service during that year. Under MACRS, the partnership generally will depreciate buildings and improvements over a 39 year recovery period using a straight line method and a mid-month convention. The operating partnership’s initial basis in properties acquired in exchange for units of the operating partnership should be the same as the transferor’s basis in such properties on the date of acquisition by the partnership. Although the law is not entirely clear, the partnership generally will depreciate such property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. The partnership’s tax depreciation deductions will be allocated among the partners in accordance with their respective interests in the partnership, except to the extent that the partnership is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed or revalued properties that results in our receiving a disproportionate share of such deductions.

Under recently enacted legislation, a first-year bonus depreciation of 30% may be available for certain tenant improvements.

Sale of a Partnership’s Property. Generally, any gain realized by a partnership on the sale of property held for more than one year will be long-term capital gain, except for any portion of the gain treated as depreciation or cost recovery recapture. Any gain or loss recognized by a partnership on the disposition of contributed or revalued properties will be allocated first to the partners who contributed the properties or who were partners at the time of revaluation, to the extent of their built-in gain or loss on those properties for federal income tax purposes. The partners’ built-in gain or loss on contributed or revalued properties is the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution or revaluation. Any remaining gain or loss recognized by the partnership on the disposition of contributed or revalued properties, and any gain or loss recognized by the partnership on the disposition of other properties, will be allocated among the partners in accordance with their percentage interests in the partnership.

Our share of any partnership gain from the sale of inventory or other property held primarily for sale to customers in the ordinary course of the partnership’s trade or business will be treated as income from a prohibited transaction subject to a 100% tax. Income from a prohibited transaction may have an adverse effect on our ability to satisfy the gross income tests for REIT status. See “—Requirements for Qualification—Gross Income Tests.” We do not presently intend to acquire or hold, or to allow any partnership to acquire or hold, any property that is likely to be treated as inventory or property held primarily for sale to customers in the ordinary course of our, or the partnership’s, trade or business.

Taxable REIT Subsidiaries

As described above, we may own up to 100% of the stock of one or more taxable REIT subsidiaries. A TRS is a fully taxable corporation. A TRS may lease hotels from us under certain circumstances, provide services to our tenants, and perform activities unrelated to our tenants, such as third-party management, development, and other independent business activities. We and our corporate subsidiary must elect for the subsidiary to be treated as a TRS. A corporation of which a qualifying TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of our assets may consist of securities of one or more TRSs, and no more than 25% of the value of our assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

A TRS may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated (unless, in the case of a brand name under which a hotel is operated, such rights are held by the TRS as a franchisee or licensee and the hotel is either owned by the TRS or leased to it by the REIT). Rents received by us from a TRS will qualify as “rents from real property” as long as the leased property constitutes a “qualified lodging facility” that is operated on behalf of the TRS by a person (an “eligible independent contractor”) who satisfies the following requirements:

•	such person is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” for any person unrelated to us and the TRS;

•	such person does not own, directly or indirectly, more than 35% of our stock;

•	no more than 35% of such person is owned, directly or indirectly, by one or more persons owning 35% or more of our stock; and

•	we do not directly or indirectly derive any income from such person.

A “qualified lodging facility” is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A “qualified lodging facility” includes amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners. We have represented to Morgan Lewis that all of the properties leased to our TRSs will be treated in their entirety as “qualified lodging facilities.”

The taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to us to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a taxable REIT subsidiary and us or our tenants that are not conducted on an arm’s length basis.

State and Local Taxes

We and/or our shareholders may be subject to taxation by various states and localities, including those in which we or a shareholder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, shareholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in the common shares.

UNDERWRITING

We are offering the common shares of beneficial interest described in this prospectus through a number of underwriters. Banc of America Securities LLC and Wachovia Capital Markets, LLC are the representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase from us, the number of common shares of beneficial interest listed next to its name in the following table:

Underwriters	Number of Shares
Banc of America Securities LLC
Wachovia Capital Markets, LLC
Deutsche Bank Securities Inc.
Legg Mason Wood Walker, Incorporated
RBC Capital Markets Corporation
JMP Securities LLC

Total

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $        per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $        per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common shares of beneficial interest are offered subject to a number of conditions, including:

•	receipt and acceptance of the common shares of beneficial interest by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

Over-Allotment Option. We have granted the underwriters an over-allotment option to buy up to an additional 2,981,895 common shares of beneficial interest at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters which exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option.

Discounts and Commissions. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No Exercise	Full Exercise
Per Share	$	$

Total	$	$

Banc of America Securities LLC and Wachovia Capital Markets, LLC, the representatives of the underwriters, will also receive financial advisory fees relating to the structuring of the offering in an aggregate amount equal to 0.75% of the gross proceeds of the offering, or approximately $             each.

We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $3.6 million.

Listing. We are in the process of applying for the listing of our common shares of beneficial interest on the New York Stock Exchange, subject to notice of issuance, under the symbol “TCL.” In order to meet one of the requirements for listing our common shares of beneficial interest on the New York Stock Exchange, the underwriters have undertaken to sell 100 or more common shares of beneficial interest to a minimum of 2,000 beneficial holders.

Stabilization. In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common shares of beneficial interest, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common shares of beneficial interest while this offering is in progress. Stabilizing transactions may include making short sales of our common shares of beneficial interest, which involves the sale by the underwriters of a greater number of common shares of beneficial interest than they are required to purchase in this offering, and purchasing common shares of beneficial interest from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common shares of beneficial interest in the open market after the distribution has been completed in order to cover syndicate short positions.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares of beneficial interest in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the commissions on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

These activities may have the effect of raising or maintaining the market price of our common shares of beneficial interest or preventing or retarding a decline in the market price of our common shares of beneficial interest. As a result of these activities, the price of our common shares of beneficial interest may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the common shares of beneficial interest being offered.

IPO Pricing. Prior to this offering, there has been no public market for our common shares of beneficial interest. The initial public offering price will be negotiated between us and the representatives of the underwriters. Among the factors to be considered in these negotiations are:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial performance;

•	an assessment of our management;

•	the prospects for our future earnings;

•	the prevailing conditions of the applicable United States securities market at the time of this offering; and

•	market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us.

The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Lock-up Agreements. We, our Trustees and officers, AP/APH Ventures and all of our option and warrant holders have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new common shares of beneficial interest, and those holders of shares and options may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common shares of beneficial interest or securities convertible into or exchangeable for common shares of beneficial interest, or publicly announce the intention to do any of the foregoing, without the prior written joint consent of Banc of America Securities LLC and Wachovia Capital Markets, LLC for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. In addition, during this 180 day period, we have also agreed not to file any registration statement for, and each of our officers and shareholders has agreed not to make any demand for, or exercise any right of, the registration of, any common shares of beneficial interest or any securities convertible into or exercisable or exchangeable for common shares of beneficial interest without the prior written consent of Banc of America Securities LLC and Wachovia Capital Markets, LLC.

Indemnification. We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Online Offering. A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

Conflicts with Affiliates. The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services to us and our affiliates for which services they have received, and may in the future receive, customary fees. The underwriters and their affiliates may from time to time engage in future transactions with us and our affiliates and provide services to us and our affiliates in the ordinary course of their business. We anticipate that affiliates of Banc of America Securities LLC and Wachovia Capital Markets, LLC, will be lenders under the secured acquisition loan we will obtain and, along with an affiliate of RBC Capital Markets Corporation, will also be lenders under the secured revolving credit facility we will enter into concurrently with the completion of this offering.

Various affiliates of Banc of America Securities LLC have a range of ownership interests in 10 Apollo affiliated funds, including seven funds sponsored by Apollo. Two affiliates of Banc of America Securities LLC have ownership interests of less than 1% each in the Apollo fund that controls the entity that is contributing hotels to us in the formation transactions.

Wachovia Capital Markets, LLC has ownership interests in Apollo Investment Fund V, L.P. and Apollo International Real Estate Fund, L.P., neither of which are contributing hotels to us in the formation transactions.

Wachovia Capital Markets, LLC has advised Crown in the sale of 22 hotels to us in the formation transactions and will receive approximately $2.1 million in advisory fees and reimbursement of out-of-pocket expenses from Crown. As a result, Wachovia Capital Markets, LLC is a beneficiary of the payments that we will make under the purchase agreement pursuant to which we will acquire 22 of our initial hotels in connection with the formation transactions. Other than its share of the underwriting discounts and commissions and the financial advisory fees relating to the structuring of the offering, Banc of America Securities LLC will not receive any benefit as a result of the Company’s purchase of the hotels from Apollo, Crown or Hotel Ventures.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania and for the underwriters by Davis Polk & Wardwell, New York, New York. Venable LLP, Baltimore, Maryland, has issued an opinion to us regarding certain matters of Maryland law, including the validity of the common shares offered hereby.

EXPERTS

The balance sheet as of May 26, 2004 of Capital Lodging included in this prospectus has been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 of AP/APH Ventures, LLC and the related financial statement schedule included in this prospectus have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 144) and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of CHHC Group at January 31, 2004 and 2003, and for the years then ended appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, and at January 31, 2002, and for the year then ended by Arthur Andersen LLP, independent public accountants, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance on such reports given on the authority of such firms as experts in accounting and auditing.

Arthur Andersen LLP has ceased operations. There is no effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission in the financial statements audited by them.

The combined financial statements of Hotel Venture Limited Partnership, Hotel Venture West, LP, and Hotel Venture East, LP as of and for the year ended December 31, 2003 and as of December 31, 2002 and for the period from June 1, 2002 through December 31, 2002 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Hotel Venture Limited Partnership at May 31, 2002 and 2001, and for the years then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-11, including exhibits and schedules filed with this registration statement, under the Securities Act with respect to the common shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the common shares to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by reference to the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the Securities and Exchange Commission, 450 Fifth Street, N.W. Room 1024, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. Copies of all or a portion of the registration statement can be obtained from the public reference room of the Securities and Exchange Commission upon payment of prescribed fees. Our Securities and Exchange Commission filings, including our registration statement, are also available to you on the Securities and Exchange Commission’s Web site www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and will file periodic reports, proxy statements and will make available to our shareholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

GLOSSARY

ADR	Average daily rate

EBITDA	Income (loss) from continuing operations before interest expense, income taxes, depreciation and amortization

FASB	The Financial Accounting Standards Board

FFO	Funds From Operations

GAAP	Generally accepted accounting principles, as defined by the Financial Accounting Standards Board

IRS	Internal Revenue Service

NAREIT	National Association of Real Estate Investment Trusts

Operating partnership	Capital Lodging Operating Partnership, L.P., a Delaware limited partnership.

REIT	Real estate investment trust

RevPAR	Revenue per available room

TRS or taxable REIT subsidiary	A REIT is permitted to own up to 100% of the stock of one or more “taxable REIT subsidiaries” or TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s length basis.

INDEX TO FINANCIAL STATEMENTS

Financial Statement of Capital Lodging as of May 26, 2004:

Consolidated Financial Statements of AP/APH Ventures, LLC:

Combined Financial Statements of CHHC Group:

Combined Financial Statements of Hotel Venture Limited Partnership; Hotel Venture West, LP; and Hotel Venture East, LP:

Condensed Combined Balance Sheets (Unaudited) as of March 31, 2004 and December 31, 2003	F-52
Condensed Combined Statements of Operations (Unaudited) for the three months ended March 31, 2004 and 2003	F-53
Condensed Combined Statements of Cash Flows (Unaudited) for the three months ended March 31, 2004 and 2003	F-54
Notes to Condensed Combined Financial Statements (Unaudited)	F-55

Independent Auditors’ Report	F-58
Combined Balance Sheets as of December 31, 2003 and 2002	F-59

Combined Statements of Operations for the year ended December 31, 2003 and for the period from June 1, 2002 through December 31, 2002	F-60

Combined Statements of Changes in Partners’ Capital for the year ended December 31, 2003 and for the period from June 1, 2002 through December 31, 2002	F-61
Combined Statements of Cash Flows for the year ended December 31, 2003 and for the period from June 1, 2002 through December 31, 2002	F-62
Notes to Combined Financial Statements	F-63

Financial Statements of Hotel Venture Limited Partnership as of and for the years ended May 31, 2002 and 2001:

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Board of Trustees

Capital Lodging:

We have audited the accompanying balance sheet of Capital Lodging (the “Company”) as of May 26, 2004. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the balance sheet. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Capital Lodging as of May 26, 2004, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

New York, New York

May 27, 2004

Capital Lodging

Balance Sheet

May 26, 2004

ASSETS
Cash	$1,000

Total assets	$1,000

LIABILITIES AND SHAREHOLDER’S EQUITY
Liabilities	$—
Shareholder’s equity
Common shares of beneficial interest, $0.001 par value, 1,000 shares authorized, 1,000 shares issued and outstanding	1
Additional paid-in capital	999
Retained earnings	—

Total shareholder’s equity	$1,000

Total liabilities and shareholder’s equity	$1,000

See accompanying notes to financial statements

Capital Lodging

Notes to Financial Statement

May 26, 2004

Note 1.    Formation

Capital Lodging (the “Company”) was incorporated on April 5, 2004 as a Maryland real estate investment trust. The Company intends to qualify as a real estate investment trust for federal income tax purposes. On April 19, 2004, the Company filed a registration statement on Form S-11 for the proposed sale of common stock to the public (the “Offering”). The Company has not commenced operations.

Note 2.    Basis of Presentation

The accompanying balance sheet of the Company has been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Note 3.    Estimates

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

AP/APH VENTURES, LLC

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	March 31, 2004	December 31, 2003
ASSETS
Property and equipment	$181,353,387	$180,355,641
Less accumulated depreciation	(51,394,691)	(49,626,464)

Net property and equipment	129,958,696	130,729,177
Assets related to discontinued operations	3,905,552	9,003,491
Cash and cash equivalents	5,226,976	5,416,814
Restricted cash	7,896,980	2,401,933
Accounts receivable (net allowance for doubtful accounts of $277,864 and $248,737)	4,653,226	3,978,600
Other assets	3,008,532	1,567,360
Deferred charges—net	675,743	962,944

TOTAL	$155,325,705	$154,060,319

LIABILITIES AND MEMBERS’ EQUITY
LIABILITIES:
Mortgages payable	$129,606,889	$129,866,189
Liabilities related to discontinued operations	78,439	4,343,111
Accounts payable—trade	4,041,601	1,982,862
Accrued compensation and benefits	1,198,343	1,100,351
Accrued interest and other	3,656,389	3,595,053
Advance deposits	797,733	488,973

Total liabilities	139,379,394	141,376,539

MINORITY INTEREST
MEMBERS’ EQUITY:
Members’ capital	78,657,651	77,267,439
Accumulated deficit	(62,711,340)	(64,583,659)

Total members’ equity	15,946,311	12,683,780

TOTAL	$155,325,705	$154,060,319

See notes to condensed consolidated financial statements.

AP/APH VENTURES, LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three Months Ended March 31,
	2004	2003
REVENUES:
Rooms	$10,852,296	$9,710,905
Food and beverage	4,792,608	4,482,150
Telephone	119,686	114,568
Other	402,184	345,475

Total revenues	16,166,774	14,653,098

OPERATING COST AND EXPENSES:
Rooms	2,527,491	2,267,852
Food and beverage	3,204,532	3,021,399
Telephone	162,452	123,371
Other departmental expenses	167,966	191,453
Management fees	377,830	342,367
Administrative and general	1,420,558	1,272,785
Property taxes	507,535	469,848
Rent, insurance and other expenses	699,077	681,685
Marketing	1,635,079	1,528,726
Repairs and maintenance	747,601	628,140
Utilities	870,454	903,348
Depreciation	1,768,227	2,261,894
Corporate overhead	166,121	105,482

Total operating costs and expenses	14,254,923	13,798,350

OPERATING INCOME	1,911,851	854,748
INTEREST EXPENSE	(2,263,211)	(2,294,759)

LOSS BEFORE MINORITY INTERESTS AND DISCONTINUED OPERATIONS	(351,360)	(1,440,011)
MINORITY INTEREST	—	11,065

LOSS FROM CONTINUING OPERATIONS	(351,360)	(1,428,946)
(LOSS) INCOME FROM DISCONTINUED OPERATIONS	(378,417)	234,348
GAIN ON SALE OF DISCONTINUED OPERATIONS	2,602,096	—

NET INCOME (LOSS)	$1,872,319	$(1,194,598)

See notes to condensed consolidated financial statements.

AP/APH VENTURES, LLC

CONDENSED CONSOLIDATED STATEMENT OF MEMBERS’ EQUITY (UNAUDITED)

			Total
	Members’	Accumulated	Members’
	Capital	Deficit	Equity
BALANCE—January 1, 2004	$77,267,439	$(64,583,659)	$12,683,780
Contributions from members	1,390,212	—	1,390,212
Net income	—	1,872,319	1,872,319

BALANCE—March 31, 2004	$78,657,651	$(62,711,340)	$15,946,311

See notes to condensed consolidated financial statements.

AP/APH VENTURES, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended March 31,
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$1,872,319	$(1,194,598)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gain on sale of discontinued operations	(2,602,096)	—
Minority interest	—	(11,065)
Depreciation	1,768,227	2,261,894
Amortization of deferred charges	287,201	280,113
Changes in assets and liabilities:
Accounts receivable	(674,626)	(1,174,014)
Other assets	(1,441,171)	441,018
Deferred charges	—	(611,059)
Net change in assets from discontinued operations	7,700,035	(750,209)
Net change in liabilities from discontinued operations	(4,264,672)	(22,452)
Accounts payable—trade	2,058,739	540,536
Accrued compensation and benefits	97,992	(633,999)
Accrued interest and other	61,153	(305,442)
Advance deposits	308,760	323,877

Net cash provided by (used in) operating activities	5,171,861	(855,400)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(997,746)	(3,117,847)
Restricted cash	(5,495,047)	2,506,739
Proceeds from sale of discontinued operations	3,699,679	—

Net cash used in investing activities	(2,793,114)	(611,108)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contributions	1,390,212	2,363,866
Repayments of long-term debt	(3,958,797)	—

Net cash (used in) provided by financing activities	(2,568,585)	2,363,866

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(189,838)	897,358
CASH AND CASH EQUIVALENTS:
Beginning of period	5,416,814	4,090,453

End of period	$5,226,976	$4,987,811

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid for interest	$1,747,026	$1,760,325

See notes to condensed consolidated financial statements.

AP/APH VENTURES, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2004 AND 2003 (UNAUDITED)

1.	DESCRIPTION OF THE BUSINESS

AP/APH Ventures, LLC (the “Company”) is a Delaware limited liability company whose members are AP/APMC Partners, LLC (“Apollo”), and American Property Hotel, LLC (“APH”). The Company was organized in 1997 for the purpose of identifying, acquiring, developing, renovating, expanding and operating full service and resort hotels. Through acquisitions made by the Company’s subsidiaries, the Company owned nine hotels which are located in Stockton, California; Savannah, Georgia; San Antonio, Texas; Branson, Missouri; Tallahassee, Florida; Cincinnati, Ohio; Dallas, Texas (2); and Palm Springs, California. In December 2003 and February 2004, the Company sold the hotels in Savannah, Georgia and Cincinnati, Ohio, respectively.

2.	BASIS OF PRESENTATION

The accompanying interim condensed consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States consistent in all material respects with those applied in the December 31, 2003 audited financial statements. The interim condensed consolidated financial information is unaudited, but reflects all normal adjustments which are, in the opinion of management necessary to provide a fair statement of results for the interim period presented. The interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2003. Results of operations for the interim periods are not necessarily representative of the expected results for the full year.

3.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of March 31, 2004 and December 31, 2003:

	March 31,	December 31,
	2004	2003
Land and improvements	$11,423,858	$11,423,858
Buildings and improvements	129,192,400	128,701,802
Furniture, fixtures and equipment	40,737,129	40,229,981

Total	181,353,387	180,355,641
Less accumulated depreciation	(51,394,691)	(49,626,464)

Property and equipment—net	$129,958,696	$130,729,177

4.	OTHER ASSETS

In connection with a proposed offering of units in a real estate investment trust the Company has incurred costs related to the proposed transaction totaling $1,576,923 as of March 31, 2004.

5.	DISCONTINUED OPERATIONS

The Company sold its interest in a hotel located in Cincinnati, Ohio in February 2004. Net proceeds from this sale of $3,699,948 plus $259,300 of restricted cash held by the lender were used to repay a portion of the outstanding principal on the Company’s mortgage payable and the remaining debt of $17,319,214 was allocated to the Company’s remaining hotels.

In December 2003, the Company sold its interest in the Hyatt Regency Savannah for net proceeds of $48,424,707. At March 31, 2004, land adjacent to the property of approximately $2.5 million has not been sold,

AP/APH VENTURES, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

THREE MONTHS ENDED MARCH 31, 2004 AND 2003 (UNAUDITED)

but is currently being marketed for sale, and is included in assets relating to discontinued operations on the accompanying consolidated balance sheets.

The following table summarizes income, revenue and expenses for the property sold and held for sale.

	March 31,	March 31,
	2004	2003
Total revenues	$11,412	$5,243,352
Total operating costs and expenses	165,789	4,332,774

Operating income (loss)	(154,377)	910,578
Interest expense	(224,040)	(676,230)

Income/(loss) from discontinued operations	(378,417)	234,348
Gain on sale of discontinued operations	2,602,096	—

Income from discontinued operations	$2,223,679	$234,348

The assets and liabilities of these hotels are segregated in the consolidated balance sheets at March 31, 2004 and December 31, 2003. The components are as follows:

	March 31,	December 31,
	2004	2003
Assets related to discontinued operations:
Property and equipment	$2,504,955	$3,754,974
Less accumulated depreciation	—	(134,113)

Net property and equipment	2,504,955	3,620,861
Other assets	1,400,597	5,382,630

Total assets	$3,905,552	$9,003,491

Liabilities related to discontinued operations:
Mortgages payable	$—	$3,699,952
Other liabilities	78,439	643,159

Total liabilities	$78,439	$4,343,111

6.	MORTGAGES PAYABLE

As of March 31, 2004, the Company has total debt outstanding under mortgage notes of $129,606,889 with a maturity date of December 31, 2004. Interest only payments are made monthly at a rate of LIBOR plus 500 basis points. As of March 31, 2004, LIBOR was 1.125%.

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Members

AP/APH Ventures, LLC

Purchase, New York

We have audited the accompanying consolidated balance sheets of AP/APH Ventures, LLC (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of operations, members’ equity/(deficit), and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the foregoing Index to the financial statements. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AP/APH Ventures, LLC at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

As described in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” on January 1, 2002.

Deloitte & Touche LLP

New York, New York

April 12, 2004

AP/APH VENTURES, LLC

CONSOLIDATED BALANCE SHEETS

	December 31,
	2003	2002
ASSETS
Property and equipment	$180,355,641	$168,125,479
Less accumulated depreciation	(49,626,464)	(41,317,075)

Net property and equipment	130,729,177	126,808,404

Assets related to discontinued operations	9,003,491	42,810,713
Cash and cash equivalents	5,416,814	4,090,453
Restricted cash	2,401,933	10,326,618
Accounts receivable (net of allowance for doubtful accounts of $248,737 and $535,888)	3,978,600	2,133,208
Other assets	1,567,360	1,874,385
Deferred charges—net	962,944	659,113

Total assets	$154,060,319	$188,702,894

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Mortgages payable	$129,866,189	$139,790,158
Liabilities related to discontinued operations	4,343,111	44,713,693
Accounts payable—trade	1,982,862	1,871,939
Accrued compensation and benefits	1,100,351	1,754,448
Accrued interest and other	3,595,053	3,425,421
Advance deposits	488,973	442,706

Total liabilities	141,376,539	191,998,365
Minority interest	—	23,714

Members’ equity/(deficit)
Members’ capital	77,267,439	67,435,591
Accumulated deficit	(64,583,659)	(70,754,776)

Total members’ equity/(deficit)	12,683,780	(3,319,185)

Total liabilities and members’ equity/(deficit)	$154,060,319	$188,702,894

See notes to consolidated financial statements.

AP/APH VENTURES, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

	YEAR ENDED DECEMBER 31,
	2003	2002	2001
REVENUES:
Rooms	$38,256,066	$39,781,302	$37,023,199
Food and beverage	15,896,069	16,971,762	14,620,656
Telephone	411,356	502,057	749,136
Other	1,625,771	1,757,971	2,428,042

Total revenues	56,189,262	59,013,092	54,821,033

OPERATING COST AND EXPENSES:
Rooms	9,804,062	9,555,832	8,846,392
Food and beverage	11,935,939	12,788,726	11,328,857
Telephone	529,303	547,227	606,694
Other departmental expenses	798,742	891,456	1,227,653
Management fees	1,430,751	1,580,193	1,841,792
Administrative and general	5,228,690	5,938,764	6,722,862
Property taxes	1,879,630	1,862,440	2,045,578
Rent, insurance and other expenses	2,911,356	2,495,130	2,509,789
Marketing	6,590,156	6,668,051	5,534,867
Repairs and maintenance	2,781,784	2,747,368	2,841,910
Utilities	3,512,935	3,278,646	2,959,721
Depreciation	8,309,389	9,963,777	9,495,431
Corporate overhead	573,798	926,802	1,662,011

Total operating costs and expenses	56,286,535	59,244,412	57,623,557

Operating loss	(97,273)	(231,320)	(2,802,524)
Interest income	—	21,428	239,198
Interest expense	(9,302,368)	(9,473,875)	(12,795,907)

Loss before minority interests and discontinued operations	(9,399,641)	(9,683,767)	(15,359,233)
Minority interest in loss	23,714	63,133	211,080

Loss from continuing operations	(9,375,927)	(9,620,634)	(15,148,153)
Income/(loss) from discontinued operations	538,883	(1,291,697)	(778,072)
Gain on sale of discontinued operations	15,008,161	—	—

NET INCOME (LOSS)	$6,171,117	$(10,912,331)	$(15,926,225)

See notes to consolidated financial statements.

AP/APH VENTURES, LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY/(DEFICIT)

	Members’ Capital	Accumulated Deficit	Total Members’ Equity
Balance, January 1, 2001	$55,785,257	$(43,916,220)	$11,869,037

Contributions from members	3,726,743	—	3,726,743

Net loss	—	(15,926,225)	(15,926,225)

Balance, December 31, 2001	59,512,000	(59,842,445)	(330,445)

Contributions from members	7,923,591	—	7,923,591

Net loss	—	(10,912,331)	(10,912,331)

Balance, December 31, 2002	67,435,591	(70,754,776)	(3,319,185)

Contributions from members	9,831,848	—	9,831,848

Net income	—	6,171,117	6,171,117

Balance, December 31, 2003	$77,267,439	$(64,583,659)	$12,683,780

See notes to consolidated financial statements.

AP/APH VENTURES, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31,
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$6,171,117	$(10,912,331)	$(15,926,225)
Adjustments to reconcile net income (loss) to net cash provided by/(used in) operating activities:
Gain on sale of discontinued operations	(15,008,161)	—	—
Minority interest in loss	(23,714)	(63,133)	(211,080)
Depreciation	8,309,389	9,963,777	9,495,431
Amortization of deferred charges	307,228	51,205	—
Changes in assets and liabilities:
Accounts receivable	(1,845,392)	(487,649)	5,424,425
Other assets	307,025	(240,220)	(437,112)
Deferred charges	(611,055)	(710,318)	—
Net change in assets from discontinued operations	(579,652)	2,606,000	2,591,375
Net change in liabilities from discontinued operations	(900,255)	(389,753)	(130,668)
Accounts payable—trade	110,923	(539,010)	1,183,496
Accrued compensation and benefits	(654,097)	825,717	105,428
Accrued interest and other	169,356	(610,051)	754,931
Advance deposits	46,267	9,323	47,278

Net cash provided by/(used in) operating activities	(4,201,021)	(496,443)	2,897,279

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(12,230,162)	(4,143,830)	(5,708,429)
Restricted cash	7,924,685	(1,496,558)	(134,438)
Proceeds from sale of discontinued operations	48,424,707	—	—

Net cash provided by/(used in) investing activities	44,119,230	(5,640,388)	(5,842,867)

CASH FLOWS FROM FINANCING ACTIVITIES:
Contributions from members	9,831,848	7,923,591	3,726,743
Repayments of mortgages payable	(48,423,696)	—	—

Net cash (used in)/provided by financing activities	(38,591,848)	7,923,591	3,726,743

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,326,361	1,786,760	781,155

CASH AND CASH EQUIVALENTS:
Beginning of year	4,090,453	2,303,693	1,522,538

End of year	$5,416,814	$4,090,453	$2,303,693

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid for interest	$10,777,928	$11,860,919	$15,009,999

See notes to consolidated financial statements.

AP/APH VENTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

1.	DESCRIPTION OF THE BUSINESS

AP/APH Ventures, LLC (the “Company”) is a Delaware limited liability company whose members are AP/APMC Partners, LLC (“Apollo”), and American Property Hotel, LLC (“APH”). The Company was organized in 1997 for the purpose of identifying, acquiring, developing, renovating, expanding and operating full service and resort hotels. Through acquisitions made by the Company’s subsidiaries, the Company owned nine hotels which are located in Stockton, California; Savannah, Georgia; San Antonio, Texas; Branson, Missouri; Tallahassee, Florida; Cincinnati, Ohio; Dallas, Texas (2); and Palm Springs, California. The Company sold the hotels located in Cincinnati, Ohio and Savannah, Georgia in February 2004 and December 2003, respectively.

Allocation of Profits and Losses and Distribution of Cash Flow—Profit and losses, prior to inclusion of profits or losses attributable to the sale of any property, shall be allocated to the members in accordance with the membership agreements. Net cash flow shall be computed and distributed at the close of each quarter. Distributions to the members shall be made in accordance with the membership agreement.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting policies is as follows:

Principles of Consolidation—The consolidated financial statements of the Company include the accounts of AP/APH Ventures, LLC and the accounts of its wholly owned and majority owned subsidiaries, hereinafter the “Company.” All significant intercompany accounts and transactions have been eliminated. Minority interest represents a minority shareholder’s proportionate share of the equity in one of the subsidiaries.

Cash and Cash Equivalents include cash in banks and cash invested in short-term securities with original maturities of three months or less.

Restricted Cash consists of amounts for real estate taxes, property insurance and replacements of furniture, fixtures and equipment remitted to the lender, which holds the mortgages on the hotel properties.

Inventories are stated at the lower of cost on a first-in, first-out basis, or market and are included in other assets on the accompanying consolidated balance sheets.

Property and Equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets as follows:

Buildings	39 years
Building improvements	10 years
Land improvements	10 years
Furniture, fixtures and equipment	5-7 years

Improvements are capitalized, while maintenance and repairs are charged to expense as incurred.

Management reviews real estate and other long-lived assets for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. If there is an indication of impairment, management prepares an estimate of future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition. If these cash flows are less than the carrying amount of the asset, an impairment loss is recognized to write down the asset to its estimated fair value.

AP/APH VENTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

The fair value is estimated at the present value of future cash flows discounted at a rate commensurate with management’s estimate of the business risks. Preparation of estimated expected future cash flows is inherently subjective and is based on management’s best estimate of assumptions concerning expected future conditions.

Effective January 1, 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of.” SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for (i) recognition and measurement of the impairment of long-lived assets to be held and used; and (ii) measurement of the impairment of long-lived assets to be disposed of by sale. This statement requires that the results of operations, including impairment, gains and losses related to the properties that have been sold or properties that are intended to be sold be presented as discontinued operations in the statements of operations for all periods presented and the assets and liabilities of properties intended to be sold are to be separately classified on the balance sheet. Properties designated as held for sale are carried at the lower of cost or fair value less costs to sell and are not depreciated.

Deferred Financing Costs are included in deferred charges in the accompanying consolidated balance sheets and are amortized as interest expense over the term of the related debt.

Income Taxes—Under the Internal Revenue Code, the Company is taxed as a partnership and, accordingly, no provision for income taxes has been made for federal and state income taxes as these taxes are the responsibility of the members.

Revenue Recognition—Revenue associated with room rentals, food and beverage sales and other recreational amenity use at each of the hotel properties is recognized at the time of sale or rendering of service.

Accounting Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Assets Related to Discontinued Operations—The Company considers properties to be assets held for sale when management approves and commits to a formal plan to actively market a property for sale or a signed sales contract exists. Upon designation as an asset held for sale, the Company records the carrying value of each property at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and the Company stops recording depreciation expense.

Fair Value of Financial Instruments—The carrying amounts and estimated fair value of the Company’s financial instruments are as follows:

•	The carrying amounts of cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities approximate fair values due to the short-term maturities of these instruments.

•	The carrying amount of mortgages payable is estimated to approximate fair value as the actual interest rate is consistent with the rate estimated to be currently available for debt of similar term and remaining maturity.

AP/APH VENTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

Minority Interests— Minority interests in the Company and other consolidated subsidiaries represent the proportionate share of the equity in one of the Company’s and other consolidated subsidiaries not owned by the Company. Income and loss is allocated to minority interest based on the provisions of the partnership agreements for the consolidated subsidiary.

Operating Segments—Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires the disclosure of selected information about operating segments. Based on the guidance provided in the standard the Company has determined that its business is conducted in one operating segment. All of the Company’s assets and operations are in the United States.

Impact of Recently Adopted and Issued Accounting Standards—In May, 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that certain financial instruments be classified as liabilities that were previously considered equity. In October of 2003, the FASB agreed to defer, indefinitely, the application of paragraphs 9 and 10 of SFAS No. 150 regarding mandatorily redeemable non-controlling interests in subsidiaries that would not be liabilities under SFAS No. 150 for the subsidiary. The adoption of the remaining provisions of this pronouncement on July 1, 2003 had no impact on the Company’s consolidated financial statements.

In December 2003, the FASB issued a revised version of FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46R”). FIN 46R addresses the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to variable interest entities (“VIEs”) and generally would require that the assets, liabilities and results of operations of a VIE be consolidated into the financial statements of the enterprise that has a controlling financial interest in it. The interpretation provides a framework for determining whether an entity should be evaluated for consolidation based on voting interests or significant financial support provided to the entity (“variable interests”). A public enterprise must adopt FIN 46R no later than the end of the first reporting period that ends after March 15, 2004, with the exception of SPEs as defined. A public enterprise with a variable interest in an SPE which has been deemed a VIE must apply FIN 46R to that VIE no later than the end of the first reporting period that ends after December 15, 2003. Adoption of FIN 46 and the counterpart revision (FIN 46R) has not had and is not expected to have a material impact on the Company’s consolidated financial statements.

3.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31:

	2003	2002
Land and improvements	$11,423,858	$11,503,433
Buildings and improvements	128,701,802	119,935,682
Furniture, fixtures and equipment	40,229,981	36,686,364

Total	180,355,641	168,125,479

Less accumulated depreciation	(49,626,464)	(41,317,075)

Property and equipment—net	$130,729,177	$126,808,404

AP/APH VENTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

4.	DISCONTINUED OPERATIONS

In October 2002, the Company ceased operation of a hotel that was purchased in 1998 in Cincinnati, Ohio. In February 2004, the Company sold its interest in this hotel which had a net carrying value of $1,115,906 for net proceeds of $3,699,948. The net proceeds from this sale were used to repay a portion of the outstanding principal on the property’s mortgage payable and the remaining debt of $17,578,514 was allocated to the Company’s remaining hotels.

In December 2003, the Company sold its interest in the Hyatt Regency Savannah for net proceeds of $48,424,707. The net proceeds from this sale were used to repay the then outstanding principal on the property’s mortgage payable and a portion of the Company’s mortgage payable. In connection with the sale, the buyer assumed the future obligations under the Hyatt Agreement. (See Note 8). At December 31, 2003, land adjacent to the property of approximately $2.5 million has not been sold and is included in assets related to discontinued operations on the accompanying consolidated balance sheet.

The following table summarizes income, revenue and expenses for the property sold and the property held for sale.

	Year Ended December 31,
	2003	2002	2001
Total revenues	$20,622,036	$23,721,596	$26,662,121

Total operating costs and expenses	17,250,106	22,248,002	23,861,935

Operating income	3,371,930	1,473,594	2,800,186
Interest income	15,278	7,969	275,045
Interest expense	(2,848,325)	(2,773,260)	(3,853,303)

Income/(loss) from discontinued operations	538,883	(1,291,697)	(778,072)

Gain on sale of discontinued operations	15,008,161	—	—

INCOME (LOSS) OF DISCONTINUED OPERATIONS	$15,547,044	$(1,291,697)	$(778,072)

The assets and liabilities of these hotels are segregated in the consolidated balance sheets at December 31, 2003 and 2002. The components are as follows:

	December 31,
	2003	2002
Assets related to discontinued operations:
Property and equipment	$3,754,974	$51,198,977
Less accumulated depreciation	(134,113)	(12,615,330)

Net property and equipment	3,620,861	38,583,647

Other Assets	5,382,630	4,227,066

TOTAL ASSETS	$9,003,491	$42,810,713

Liabilities related to discontinued operations:
Mortgages payable	$3,699,952	$42,199,952
Other liabilities	643,159	2,513,741

TOTAL LIABILITIES	$4,343,111	$44,713,693

AP/APH VENTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

5.	RESTRICTED CASH

In connection with the Consolidated, Amended and Restated Master Credit and Loan Agreement, dated October 9, 2002 (the “Final Modification” discussed further below), the Company entered into the Omnibus Cash Management Agreement (the “Omnibus Agreement”) along with the Amended and Restated Cash Management Agreements (the “Cash Agreements”) for each hotel. In accordance with the Cash Agreements, all receipts from individual hotels are transmitted directly into a trust account maintained by the borrower. The receipts are then funded to tax, insurance, ground lease, debt service and operating reserve accounts, respectively. For each property, once each of these reserves has been fully funded for a given month, any excess funds are funded into the Omnibus Cap Ex/FF&E Account, up to 4% of total revenues for such month. Any remaining receipts are then deposited into the Omnibus Shortfall Account.

Simultaneous with the execution of the Final Modification, the Company was required to fund $4 million to the Omnibus Cap Ex/FF&E Account. The funds in the Omnibus Cap Ex/FF&E Account are utilized to fund capital expenditures at all of the hotels. The funds in the Omnibus Shortfall Account are intended to fund operating shortfalls of the hotels, but excess amounts can be utilized for capital expenditures in excess of the funds contained in the Omnibus Cap Ex/FF&E Account. During 2003, the Company was required to fund an additional $3,095,357 for capital expenditures and $1,363,369 for operating shortfalls of the hotels. Subsequent to year end, the Company funded an additional $1,316,500 for operating shortfalls of the hotels which was primarily the result of seasonal fluctuations in the hotels’ markets.

6.	MORTGAGES PAYABLE

On December 15, 1997, a subsidiary of the Company entered into a master credit agreement with Credit Suisse First Boston Mortgage Capital LLC (“Lender”) (all such agreements, the “Original Master Credit Agreement”). From that point through October 28, 1998, each of the Company’s other subsidiaries became a party to the Original Master Credit Agreement. In connection therewith, mortgages were recorded on each of the Company’s nine hotel acquisitions. On August 30, 2001, the Company and its subsidiaries executed a Master Credit Agreement Modification and Extension Agreement (the “First Modification”). In October of 2002, the Company executed the Consolidated, Amended and Restated Master Credit and Loan Agreement (the “Final Modification”). Principal has been paid down as a result of asset sales resulting in consolidated principal borrowed, including loans collateralized by assets held in discontinued operations, of $133,566,141 and $181,990,110 as of December 31, 2003 and 2002, respectively.

All mortgages payable under the Original Master Credit Agreement called for interest only payments until January 1, 2001 when the Company’s consolidated outstanding principal balance was due in full. In the First Modification, which was effective January 1, 2001, the term of the mortgages payable was extended until December 31, 2001, with an optional additional extension period expiring December 31, 2002. The interest rate for the loans, was modified to LIBOR plus a spread of 350 basis points to 425 basis points for the period January 1, 2001 thru June 30, 2001. The interest rate for each loan, was further modified to LIBOR plus a spread of 400 basis points to 475 basis points for the period July 1, 2001 thru December 31, 2001. In connection with the First Modification, the Company incurred an extension fee of $1,819,901.

The Final Modification, which was effective January 1, 2002, extended the maturity until December 31, 2002, with two optional additional extension periods maturing December 31, 2003 and 2004. The interest rate for each loan was modified to LIBOR plus 400 to 450 basis points for the years ended December 31, 2002 and 2003, respectively. In connection with the Final Modification, the Company paid an extension fee of $909,950 in 2002.

AP/APH VENTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

Effective January 1, 2003, the Company executed the first extension option (the “First Extension”) under the Final Modification, extending the maturity to December 31, 2003. In connection with the First Extension, the Company paid an extension fee of $909,950 in 2003 which is included in deferred charges and amortized into interest expense over the extension term.

In November 2003, the Company executed the second extension option (the “Second Extension”) under the Final Modification, extending the maturity to December 31, 2004. In connection with the Second Extension, the Company paid an extension fee of $909,950, which is included in deferred charges and amortized into interest expense over the extension term. Upon maturity, it is the Company’s intention to seek an additional extension or attempt to find other sources of financing.

The Original Master Credit Agreement, as amended and restated from time to time (the “Loan Agreements”), are subject to certain covenants including a requirement to provide annual audited financial statements of certain of the Company’s subsidiaries to the lender within 90 days of the close of each fiscal year. The Company has not been in compliance with this covenant for the years ended December 31, 2003, 2002, 2001 and 2000. As of December 31, 2003 and 2002, the Company is not in compliance with this covenant. Therefore the lender can call the debt at anytime.

The mortgage related to an affiliate of the Company is also covered by the Loan Agreements. As of the execution of the Final Modification, Apollo Real Estate Investment Fund III, L.P., the parent of Apollo, guaranteed the payment by the Company and an affiliate of up to $4.0 million of capital expenditure shortfalls. As of December 31, 2003 and 2002, the outstanding balance of this guaranty was $904,643 and $4,000,000, respectively.

7.	LEASES

One of the hotels owned by the Company is operated subject to a sub-ground lease with the City of Palm Springs, which has a master ground lease from individuals of the Agua Caliente Indian Tribe. The lease expires on December 30, 2059, with the right to extend the terms of the lease an additional 25 years. The current annual amount due under the lease is $729,694 however this amount can be adjusted every five years through a cost of living adjustment.

The Company also leases certain office facilities and equipment under operating lease arrangements and leases space in its hotels to other parties.

Future minimum payments under operating lease arrangements (including the ground lease) and noncancelable subleases for the years ending December 31 are as follows:

2004	$913,645
2005	842,447
2006	758,406
2007	738,909
2008	732,668

Total	$3,986,075

Rent expense was $955,374, $917,749 and $1,047,921 for the years ended December 31, 2003, 2002 and 2001, respectively.

AP/APH VENTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

The Company has capital lease obligations resulting from the purchase of equipment utilized in the operations of the hotels. The terms of the agreements call for monthly principal and interest payments throughout the terms of the agreements with various expiration dates. The balance of the capital lease obligations as of December 31, 2003 and 2002 was $252,929 and$12,979, respectively.

8.	MANAGEMENT AGREEMENTS AND RELATED PARTIES

In 2001, the Company was a party to management agreements with American Property Management Corporation (“APMC”), a related party, for all of the Company’s hotels except Hyatt Regency Savannah which is discussed below. These management agreements called for the payment of 3.5% of gross revenues, as defined in the agreements. Additionally, APMC received an accounting fee of 0.5% of gross revenues. Total management and accounting fees charged to operations related to these agreements were $2,037,098 for the year ended December 31, 2001, $195,306 of which has been included in discontinued operations.

Effective August 2001, the Company terminated its agreements with APMC for each of the hotels, except Ramada Inn Tallahassee. Simultaneously, the Company entered into agreements for those hotels with Radisson Hotel Corporation (“Radisson”), Wyndham Management Corporation (“Wyndham”) and Ian Schrager Hotel Management LLC. Effective December 2001, the Company terminated its agreement with APMC to manage Ramada Inn Tallahassee. Simultaneously, the Company entered into an agreement with Radisson to manage that hotel. Effective August 2002, the Company entered into management agreements with Prism Hospitality, L.P. (“Prism”) to manage the Stoneleigh Hotel in Dallas and the Ramada Inn Tallahassee. The Company incurred base and incentive management fee expense, related to all of these agreements, of $1,430,751 and $1,716,117, for the years ended December 31, 2003 and 2002, respectively, $0 and $135,924 of which has been included in discontinued operations.

Through its sale in December 2003, the Company was party to an agreement with Hyatt Corporation (“Hyatt” and such agreement, the “Hyatt Agreement”) to operate and manage the Hyatt Regency Savannah. Under the Hyatt Agreement, Hyatt received a base management fee equal to 4% of gross receipts, as defined. Hyatt was further entitled to an incentive management fee equal to the amount, if any, by which 20% of the adjusted gross operating profit, as defined, exceeded the basic management fee. The Hyatt Agreement was assigned to the purchaser of the hotel at closing in December 2003 (Note 4) and the Company was relieved of its future obligations under the Hyatt Agreement. The Company incurred base and incentive management fee expense of $1,197,279, $1,240,165 and $1,348,463 for the years ended December 31, 2003, 2002 and 2001, respectively, related to the Hyatt Agreement, which are included in discontinued operations.

During 1999, the Company entered into an agreement with AP/APMC Concessions, Inc. (“Concessions”), a related party, in which Concessions paid the Company rent in exchange for the rights to the liquor operations at four of the Company’s hotels. Concessions was owned by affiliates of APH. In connection with the terminations of the management agreements with APMC, the agreements with Concessions were terminated. Under the terms of the current management agreements, Radisson, Wyndham and Prism are responsible for the liquor operations of their respective hotels. Revenue recognized during 2001 related to the agreement with Concessions totaled $1,103,004 and is included in other revenues in the consolidated statements of operations. At December 31, 2001, the Company had an outstanding receivable from Concessions of $42,340.

9.	LITIGATION

The Company is a party to various litigation matters that are incidental to its business. Although the results of the litigation cannot be predicted with certainty, management believes that the final outcome of such matters will not have a material effect on the Company’s consolidated financial statements.

AP/APH VENTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

10.	QUARTERLY OPERATING RESULTS (UNAUDITED)

The Company’s unaudited consolidated quarterly operating data for the years ended December 31, 2003 and 2002 follows. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of quarterly results have been reflected in the data. It is also management’s opinion however, that quarterly operating data for hotel enterprises are not indicative of results to be achieved in succeeding quarters or years.

	Year Ended December 31, 2003
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$14,653,098	$14,980,393	$12,513,840	$14,043,931

Loss from continuing operations	(1,428,946)	(1,904,019)	(3,838,259)	(2,204,703)
Income from discontinued operations	234,348	216,913	101,595	14,994,188

Net (loss) income	$(1,194,598)	$(1,687,106)	$(3,736,664)	$12,789,485

	Year Ended December 31, 2002
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$15,058,129	$16,209,356	$12,656,681	$15,088,927

Loss from continuing operations	(1,264,171)	(1,458,050)	(4,903,216)	(1,995,197)
Income (loss) from discontinued operations	(647,674)	364,013	(627,813)	(380,224)

Net loss	$(1,911,845)	$(1,094,037)	$(5,531,029)	$(2,375,421)

* * * * * *

AP / APH Ventures, LLC

Schedule III—Real Estate and Accumulated Depreciation

As of December 31, 2003

(in thousands)

		Initial Cost		Cost Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at close of period		Total		Accumulated Depreciation Building and Improvements	Year Opened	Date Acquired	Life upon which Depreciation in Statement is Computed
Location	Encumbrances	Land	Building and Improvements	Land	Building and Improvements	Land	Building and Improvements
Radisson Stockton, CA	$2,977	$961	$12,993	$—	$3,107	$961	$16,100	$17,061		$4,667	1980	12/17/97	5-40 years
Radisson Branson, MO	24,798	2,199	27,485	—	2,304	2,199	29,789	31,988		9,359	1994	1/29/98	5-40 years
Radisson Dallas, TX	17,441	2,419	14,021	—	9,055	2,418	23,076	25,494		7,393	1969	7/15/98	5-40 years
Tallahassee Ramada Inn and Conference Center, FL	7,050	977	7,383	—	3,737	978	11,120	12,097		3,122	1985	5/6/98	5-40 years
Wyndham St. Anthony, San Antonio, TX	23,837	2,706	27,607	—	7,044	2,706	34,651	37,357		10,355	1909	1/22/98	5-40 years
Wyndham Palm Springs, CA	38,157	—	25,458	—	9,309	—	34,767	34,767		8,754	1987	11/9/98	5-40 years
The Stoneleigh Hotel, Dallas, TX	15,606	2,162	16,207	—	3,222	2,162	19,429	21,592		5,976	1923	8/19/98	5-40 years

	$129,866	$11,424	$131,154	$—	$37,778	$11,424	$168,932	$180,356	(1)	$49,626

(1)	For federal income tax purposes the aggregate carrying value of the Company’s assets is $180,356.

AP / APH Ventures, LLC

Schedule III—Real Estate and Accumulated Depreciation

As of December 31, 2003

(in thousands)

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Reconciliation of Land and Building and Improvements
Balance at Beginning of period	$168,125	$163,981	$210,647

Additions during period:
Improvements	12,230	4,144	5,708

Deductions during the period:
Reclass of hotels held for sale	—	—	(52,374)

Balance at end of period	$180,355	$168,125	$163,981

Reconciliation of Accumulated Depreciation
Balance at Beginning of period	$41,317	$31,353	$31,653

Additions during period:
Depreciation for the period	8,309	9,964	9,495

Deductions during the period:
Assets held for sale	—	—	(9,795)

Balance at end of period	$49,626	$41,317	$31,353

Crown Hotel Holding Company

Combined Statements of Operations

(Dollars in Thousands)

	(unaudited)
	Three months ended April 30,
	2004	2003
Operating revenues:
Room charges	$15,996	$15,442
Food, beverage and other	6,093	5,910

Total operating revenues	22,089	21,352

Operating costs:
Room	3,792	3,952
Food and beverage	4,369	4,331
Franchise fee costs	722	699
Advertising and promotion	2,117	1,992
Utilities	1,264	1,355
Other property expenses	2,699	2,709
Impairment loss on assets	1,532	—
Depreciation and amortization	2,757	2,443
Administration and other	2,655	2,641

Total operating costs	21,907	20,122

Other expenses:
Interest expense	3,138	3,172
General expenses, overhead and other, net	2,268	1,723

Total other expenses	5,406	4,895

Loss before income taxes	(5,224)	(3,665)
Provision for income taxes	(5)	—

Net loss	$(5,229)	$(3,665)

See accompanying notes.

Crown Hotel Holding Company

Combined Balance Sheets

(Dollars in Thousands)

	April 30, 2004	January 31, 2004
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$2,955	$2,817
Current restricted cash deposits	4,062	4,236
Receivables	3,294	3,139
Prepaid expenses and other	2,284	2,239

Total current assets	12,595	12,431
Operating properties and equipment, net	111,478	113,855
Mortgage acquisition costs, net	1,376	1,561
Noncurrent restricted cash deposits	903	900
Other noncurrent assets, net	721	755

Total assets	$127,073	$129,502

Liabilities and deficit
Current liabilities:
Current maturities of long-term debt	$4,353	$4,226
Accounts payable	2,589	2,145
Accrued expenses	6,995	5,560

Total current liabilities	13,937	11,931
Long-term debt	139,534	139,888
Other long-term obligations	8,422	8,480

Total liabilities	161,893	160,299
Common stock, $0.01 par value—authorized, 1,000 shares; issued and outstanding, 100 shares	1	1
Paid-in capital	53,214	51,979
Retained deficit	(88,035)	(82,777)

Total deficit	(34,820)	(30,797)

Total liabilities and deficit	$127,073	$129,502

See accompanying notes.

Crown Hotel Holding Company

Combined Statements of Cash Flows

(Dollars in Thousands)

	(unaudited)
	Three months ended April 30,
	2004	2003
Cash flows from operating activities
Net loss	$(5,229)	$(3,665)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,757	2,443
Working capital changes	1,679	1,083
Restricted cash changes	171	(800)
Impairment loss on assets	1,532	—
Other operating activities, net	(382)	378

Net cash provided by (used in) operating activities	528	(561)
Cash flows from investing activities
Capital expenditures	(1,369)	(1,378)

Cash used in investing activities	(1,369)	(1,378)
Cash flows from financing activities
Issuance of long-term debt	525	331
Repayment of long-term debt	(752)	(698)
Distributions paid	(29)	(11)
Capital contributions	1,235	1,900

Net cash provided by financing activities	979	1,522

Net increase (decrease) in cash and cash equivalents	138	(417)
Cash and cash equivalents, beginning of period	2,817	2,377

Cash and cash equivalents, end of period	$2,955	$1,960

Supplemental cash flow disclosures
Interest paid	$3,136	$3,189

Income taxes paid	$43	$41

See accompanying notes.

CHHC Group

Notes to Combined Financial Statements

1. General

The combined financial statements presented herein have been prepared by CHHC Group (Company) in accordance with the accounting policies described in the Company’s January 31, 2004 combined financial statements included in Capital Lodging’s Form S-11 filed with the Securities and Exchange Commission on April 19, 2004 and should be read in conjunction with the Notes to Combined Financial Statements which appear in that report.

The combined financial statements for the three months ended April 30, 2004 and 2003 are unaudited; however, in the opinion of management, all adjustments (which include normal recurring accruals) have been made which are considered necessary to present fairly the operating results and financial position for the unaudited periods.

2. Proposed Sale

On April 19, 2004, the Company entered into a purchase and sale agreement (the “PSA”) to sell 22 of its 27 hotels to a third party, subject to certain contingencies. The terms of the PSA provide for the third party to pay to the Company $146 million in cash plus certain breakage costs associated with the repayment of the Company’s mortgage indebtedness, subject to certain credits, prorations and other adjustments as provided in the PSA. The Company will also receive a warrant to purchase a certain number of shares in the third party’s company per the terms of the PSA.

3. Valuation of Long-Lived Assets—Impairment Loss

Subsequent to the quarter ending April 30, 2004, the Company began exploring the sale of three of the five hotels not included in the PSA. Based on the results of its review of the market for these hotels, the Company reviewed the carrying values of these hotels and recorded an impairment charge of $1.5 million at April 30, 2004 for the difference between the estimated fair value and the carrying amount of the Holiday Inn in Rock Hill, South Carolina and the Comfort Inn in Macon, Georgia. Management has not committed to a plan to sell the properties nor are the properties being actively marketed.

4. Debt

CAA and CHP Mortgage Notes

On May 3, 1999, the Company executed first and second mortgage notes on CAA’s 15 hotel properties and first and second mortgage notes on CHP’s 11 hotel properties totaling $150 million.

The minimum debt service coverage on the first mortgage notes for CAA and CHP is 1.35 times. As of April 30, 2004, the debt service coverage on the first mortgage notes for CAA and CHP was calculated to be 1.01 times and 1.24 times, respectively. As of April 30, 2003, the debt service coverage on the first mortgage notes for CAA and CHP was calculated to be 1.31 times and 1.25 times, respectively. The April 30, 2004 debt service coverage on the first mortgage notes for CAA and CHP were deficits of $2.2 million from the required cash flows of $8.7 million and $450,000 from the required cash flows of $5.7 million, respectively. The minimum debt service coverage ratio on the second mortgage notes for both CAA and CHP is 1.25 times, calculated by combining the debt service coverage on the first and second mortgage notes for both CAA and CHP. As of April 30, 2004 and 2003, the debt service coverage on these combined notes was calculated to be 0.78 times and 0.91 times, respectively. The April 30, 2004 debt service coverage of 0.78 times is a deficit of $7.1 million from the required cash flows of $18.9 million.

CHHC Group

Notes to Combined Financial Statements—(Continued)

Due to the failure to meet the minimum debt service coverage ratios on the first and second mortgage notes, the Company entered a cash restriction condition. The cash restriction condition requires that management fees paid to CAHC be reduced from 4.6% to 3.0% of gross revenues and that any available cash flow for each month, as defined in the loan agreements for the first and second mortgage notes, be funded into a special debt service coverage account with the lenders. The available cash flow calculation for each month from September 2001 to April 2004 resulted in a negative number; therefore, the Company has not funded any money into the debt service coverage account.

During fiscal 2004, the Company received a notice from one of its franchisors that the franchise agreement for one of its hotels will be terminated during fiscal 2005 per the terms of the franchise agreement that allows the franchisor to terminate the franchise agreement upon a certain date without cause. The franchisor subsequently agreed to extend the term of the franchise agreement beyond the termination date on a month-to-month basis with a 60-day notice of termination requirement. The Company does not believe that any future termination of the franchise agreement will cause a default under the terms of its first or second mortgage notes.

During fiscal 2004, the Company was advised by a franchisor that if one of the Company’s franchised hotels fails to meet the franchisor’s quality assurance standards during the first half of 2004, the franchisor could terminate the franchise agreement. If such a termination were to occur, both the first and second mortgage notes could be in default. The Company is taking actions to ensure that the franchisor’s quality assurance standards will be met during the first half of 2004.

CHI Mortgage Note

On March 3, 2004, the Company executed an amendment to its mortgage note at CHI extending the term of the mortgage note from June 5, 2004 to June 5, 2009. All other terms and conditions of the mortgage note and loan agreement remained the same.

Report of Independent Auditors

The Board of Directors and Shareholder of CHHC Group

We have audited the accompanying combined balance sheets of CHHC Group as of January 31, 2004 and 2003 and the related combined statements of operations, deficit and cash flows for the fiscal years then ended. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. The financial statements of CHHC Group as of January 31, 2002 and for the fiscal year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated April 9, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of CHHC Group as of January 31, 2004 and 2003 and the combined results of its operations and its cash flows for the fiscal years then ended in conformity with accounting principles generally accepted in the United States.

As discussed above, the combined financial statements of CHHC Group as of January 31, 2002 and for the fiscal year then ended were audited by other auditors who have ceased operations. As described in Note 1, these financial statements have been revised to conform to the current year presentation. Our audit procedures with respect to the disclosures described in Note 1 with respect to fiscal 2002 included agreeing the expanded financial disclosure amounts to underlying records obtained from management and testing the mathematical accuracy of all expanded financial information. In our opinion, the disclosures for fiscal 2002 described in Note 1 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the fiscal 2002 financial statements of the CHHC Group other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the fiscal 2002 financial statements taken as a whole.

/S/    ERNST & YOUNG LLP

Pittsburgh, Pennsylvania

March 12, 2004

CHHC Group

Combined Statements of Operations

(Dollars in Thousands)

	Years ended January 31,
	2004	2003	2002
Operating revenues:
Room	$66,060	$68,263	$68,037
Food	16,322	16,781	17,371
Beverage	5,304	5,374	5,368
Telephone	599	899	1,228
Gain on sale of land	198	74	—
Other	2,847	2,693	2,966

Total operating revenues	91,330	94,084	94,970

Operating costs:
Room	16,531	16,885	16,738
Food	15,044	15,073	15,308
Beverage	3,179	3,176	3,273
Telephone	606	600	634
Franchise fee costs	3,050	3,123	3,121
Advertising and promotion	8,074	7,971	7,678
Utilities	5,358	4,858	4,768
Repairs and maintenance	4,186	4,145	4,123
Security	856	848	860
Real estate taxes and insurance	5,259	4,729	4,750
Impairment loss on assets	694	—	—
Depreciation	10,553	10,516	11,277
Amortization	623	985	1,580
Management fees to affiliates	264	264	264
Real estate rentals	592	588	575
Corporate overhead	3,460	3,324	3,473
General expenses, administration and other	10,921	10,275	9,343

Total operating costs	89,250	87,360	87,765

Operating income	2,080	6,724	7,205

Interest expense	12,861	13,159	13,554

Loss before income taxes	(10,781)	(6,435)	(6,349)
(Provision) benefit for income taxes	(13)	(61)	51

Net loss	$(10,794)	$(6,496)	$(6,298)

See accompanying notes.

CHHC Group

Combined Balance Sheets

(Dollars in Thousands)

	January 31,
	2004	2003
Assets
Current assets:
Cash and cash equivalents	$2,817	$2,377
Current restricted cash deposits	4,236	4,648
Trade receivables, net	2,931	3,026
Receivables from affiliates	6	3
Other receivables	202	139
Inventories	392	405
Prepaid expenses and other	1,847	1,596

Total current assets	12,431	12,194
Operating properties and equipment, net	113,855	116,619
Mortgage acquisition costs, net	1,561	2,352
Noncurrent restricted cash deposits	900	481
Franchise contracts, net	705	761
Goodwill	45	45
Other noncurrent assets	5	5

Total assets	$129,502	$132,457

Liabilities and deficit
Current liabilities:
Current maturities of long-term debt	$4,226	$3,893
Accounts payable	1,729	2,036
Payables to affiliates	416	475
Current accrued insurance liabilities	225	285
Accrued hospitalization	251	301
Accrued payroll	1,188	527
Accrued sales tax	475	479
Accrued income tax	153	184
Current deferred compensation and incentive program liabilities	124	562
Advance deposits	546	532
Other accrued expenses	2,598	1,872

Total current liabilities	11,931	11,146
Long-term debt	137,242	141,475
Note payable to affiliate	2,646	928
Insurance liabilities	1,034	948
Deferred compensation and incentive program liabilities	988	1,042
Other long-term obligations	6,458	6,485

Total liabilities	160,299	162,024
Common stock, $0.01 par value—authorized, 1,000 shares; issued and outstanding, 100 shares	1	1
Paid-in capital	51,979	42,316
Retained deficit	(82,777)	(71,884)

Total deficit	(30,797)	(29,567)

Total liabilities and deficit	$129,502	$132,457

See accompanying notes.

CHHC Group

Combined Statements of Deficit

(Dollars in Thousands)

	Common Stock	Paid-in Capital	Retained Deficit	Total Deficit
Balance, January 31, 2001	$1	$36,836	$(58,658)	$(21,821)
Net loss	—	—	(6,298)	(6,298)
Capital contributions	—	950	—	950
Distributions	—	—	(300)	(300)

Balance, January 31, 2002	1	37,786	(65,256)	(27,469)
Net loss	—	—	(6,496)	(6,496)
Capital contributions	—	4,530	—	4,530
Distributions	—	—	(132)	(132)

Balance, January 31, 2003	1	42,316	(71,884)	(29,567)
Net loss	—	—	(10,794)	(10,794)
Capital contributions	—	9,663	—	9,663
Distributions	—	—	(99)	(99)

Balance, January 31, 2004	$1	$51,979	$(82,777)	$(30,797)

See accompanying notes.

CHHC Group

Combined Statements of Cash Flows

(Dollars in Thousands)

	Years ended January 31,
	2004	2003	2002
Cash flows from operating activities
Net loss	$(10,794)	$(6,496)	$(6,298)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	11,176	11,501	12,857
Working capital changes:
Receivables	29	16	768
Inventories	13	(7)	22
Prepaid expenses and other current assets	(251)	(554)	205
Payables	(366)	(246)	(792)
Accrued expenses	818	(1,017)	294
Restricted cash changes	(7)	(1,141)	167
Impairment loss on assets	694	—	—
Changes in other noncurrent assets	222	(373)	(81)
Changes in other noncurrent liabilities	83	(982)	(513)

Net cash provided by operating activities	1,617	701	6,629
Cash flows from investing activities
Capital expenditures	(8,481)	(4,090)	(4,170)

Cash used in investing activities	(8,481)	(4,090)	(4,170)
Cash flows from financing activities
Net issuance of long-term debt from affiliates	1,640	915	—
Repayment of long-term debt	(3,900)	(3,525)	(3,133)
Distributions paid to CDHC	(99)	(132)	(300)
Capital contributions from CDHC	9,663	4,530	950

Net cash provided by (used in) financing activities	7,304	1,788	(2,483)

Net increase (decrease) in cash and cash equivalents	440	(1,601)	(24)
Cash and cash equivalents, beginning of year	2,377	3,978	4,002

Cash and cash equivalents, end of year	$2,817	$2,377	$3,978

Supplemental cash flow disclosures
Interest paid	$12,817	$13,175	$13,599

Income taxes paid	$43	$62	$89

See accompanying notes.

CHHC Group

Notes to Combined Financial Statements

Years ended January 31, 2004, 2003 and 2002

1. Organization and Business

CHHC Group is comprised of Crown Hotel Holding Company (CHHC) and its subsidiaries and the combined interests of CHHC and a related party in Crown Hotel Investments, L.P. (CHI), a Delaware limited partnership, as more fully described below.

CHHC

CHHC, a Delaware holding company, is a wholly owned subsidiary of Crown Delaware Holding Company (CDHC), a Delaware holding company. CHHC has the following wholly owned subsidiaries: Crown Hotel Associates Corporation (CHAC), a Delaware holding company; Crown Hospitality Holdings, Inc. (CHHI), a Delaware corporation; and Crown American Hotels Company (CAHC), a Pennsylvania corporation. Collectively, CHHC, CHAC, CHHI, CAHC, and CHI are referred to as the “Company.”

CHAC

CHAC has a wholly owned subsidiary, Crown American Associates (CAA), a Pennsylvania business trust. CAA has a wholly owned subsidiary, Maryland Motel Management, Inc. (MMMI), a Maryland corporation.

CAA owns and operates fourteen hotel properties under franchise license agreements, consisting of seven Holiday Inns (located in Beaver Falls, York, and Johnstown, Pennsylvania; Atlanta, Georgia; Frederick, Maryland; Charlotte, North Carolina; and Rock Hill, South Carolina), two Comfort Inns (located in Harrisburg and Pottstown, Pennsylvania), two Wyndham Gardens (located in Harrisburg, Pennsylvania and Durham, North Carolina), a Holiday Inn Express (located in Johnstown, Pennsylvania), a Comfort Suites (located in Asheville, North Carolina), and a Courtyard by Marriott (located in Bensalem, Pennsylvania).

MMMI owns one hotel property in Cumberland, Maryland under a Holiday Inn franchise license agreement. CAA operates the Cumberland Holiday Inn.

CHHI

CHHI is the 1% general partner of Crown Hotel Partners (CHP), a Pennsylvania limited partnership, and the sole member of Crown Hotel Equity Company, LLC (CHEC), a Delaware limited liability company. CHEC is the 99% limited partner of CHP.

CHP owns and operates eleven hotel properties under franchise license agreements, consisting of five Holiday Inns (located in Clarion, Indiana, and Uniontown, Pennsylvania; Leesburg, Virginia; and Charlotte, North Carolina), three Comfort Inns (located in Macon, Georgia; Oak Ridge, Tennessee; and Newport News, Virginia), a Holiday Inn Express (located in Frederick, Maryland), a Wyndham Garden (located in Pittsburgh, Pennsylvania), and a Four Points by Sheraton (located in Harrisonburg, Virginia).

CAHC

CAHC is the 1% owner and sole general partner of CHI whose 99% limited partner is the estate of Frank J. Pasquerilla, the former CEO of the Company. CAHC has a wholly owned subsidiary, Crown Conventions Center Company (C4), a Pennsylvania corporation. CAHC is a hotel management company that manages all the hotels owned by CAA, MMMI, CHP, and CHI as well as the conference center operated by C4 pursuant to a management agreement with each company.

CHI owns and operates one hotel property in Greensburg, Pennsylvania under a Four Points by Sheraton franchise license agreement.

CHHC Group

Notes to Combined Financial Statements—(Continued)

Years ended January 31, 2004, 2003 and 2002

C4 was established in January 2003 to operate the Frank J. Pasquerilla Conference Center located in Johnstown, Pennsylvania, which opened in May 2003.

Disclosure Revisions to Fiscal 2003 and 2002 Financial Statements

The fiscal 2003 and 2002 financial statements have been revised to conform to the current year presentation.

2. Significant Accounting Policies

Principles of Combination and Basis of Presentation

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include the financial statements of CHHC and its consolidated subsidiaries and CHI. All material intercompany balances and transactions have been eliminated.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits, time deposits, and marketable securities with maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates market value.

Restricted Cash Deposits

Current restricted cash deposits consist primarily of short-term investments pledged for insurance, real estate taxes, environmental, seasonality, renovation, and capital expenditure escrows. Noncurrent restricted cash deposits include long-term investments pledged for various escrows and deposits, as well as certain deferred compensation and incentive programs.

Accounts Receivable Reserves

Prior to fiscal 2003, the Company expensed receivables in the period in which they were deemed uncollectible. In fiscal 2003, the Company set up an allowance for doubtful accounts. The following table summarizes the activity in the allowance for doubtful accounts for fiscal 2004 and 2003 (dollars in thousands):

Balance at January 31, 2002	$—
Additions	376
Write-offs	(325)
Recoveries	12

Balance at January 31, 2003	63
Additions	234
Write-offs	(247)
Recoveries	9

Balance at January 31, 2004	$59

CHHC Group

Notes to Combined Financial Statements—(Continued)

Years ended January 31, 2004, 2003 and 2002

Other Receivables

Other receivables consist primarily of accrued healthcare refunds, insurance claims and non-operating receivables.

Inventories

Hotel food, beverage, and supplies inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out method.

Operating Properties and Equipment

Land, buildings and improvements, furnishings, fixtures, and equipment are recorded at cost. Included in such costs are acquisition, development, construction, interest incurred during construction, certain capitalized repairs and replacements and certain allocated overhead. Allocated overhead is computed primarily on the basis of time spent by certain departments in various operations and represents direct costs of development.

Depreciation on buildings and improvements is provided utilizing the straight-line method over their estimated useful lives. Depreciation on furnishings, fixtures and equipment is provided by initially using accelerated methods, then changing to the straight-line method in the year in which such change results in greater annual depreciation expense. The following is a summary of estimated useful lives:

Classification	Useful Lives
Buildings and improvements	10 to 45 years
Furnishings, fixtures and equipment	3 to 10 years

Certain repairs and replacements are capitalized when they extend the useful life, increase capacity or improve the efficiency of the asset. All other repair and maintenance items are expensed as incurred.

Franchises

Under the terms of hotel franchise agreements (which expire at various dates from 2005 through 2018), annual payments for franchise royalties, reservations and advertising services are generally computed based upon a percentage of gross hotel room revenue. Such fees were approximately $5.4 million, $5.5 million and $5.6 million for fiscal 2004, 2003 and 2002, respectively, and are included in room, franchise fee costs, and advertising and promotion on the accompanying combined statements of operations.

Valuation of Long-Lived Assets

The carrying values of long-lived assets are reviewed when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an asset is expected to generate cash flows less than the asset’s carrying value at the lowest level of identifiable cash flows, a loss is recognized for the difference between the asset’s carrying amount and its fair value.

The Company periodically reviews the carrying value of each property to determine if events and circumstances exist indicating that any asset might be impaired. If facts or circumstances support the possibility of impairment, the Company will prepare projections of undiscounted cash flows, without interest charges, of the specific property, to determine if the amounts estimated to be generated by those assets are less than the carrying

CHHC Group

Notes to Combined Financial Statements—(Continued)

Years ended January 31, 2004, 2003 and 2002

amounts of those assets. If impairment is indicated, an adjustment will be made to the carrying amount based on the difference between the fair value and the carrying amount of the asset. Fair value is determined at prevailing market conditions, appraisals or current estimated net sales proceeds from pending offers, if appropriate.

The Company recorded impairment of $694,000, $0 and $0 for the years ended January 31, 2004, 2003 and 2002, respectively.

Advertising and Promotion

Advertising and promotion costs are expensed as incurred.

Revenue Recognition

Room sales and revenues from guest services are recognized when rooms are occupied and services have been rendered.

Advance deposits received from customers are treated as deferred revenue.

Concentration of Risk

The profitability of the Company’s hotel properties is dependent upon business and leisure travelers. Consequently, demand may fluctuate and be seasonal. Unfavorable economic or weather conditions could adversely affect the results of operations.

Changes in Accounting Estimates

As of January 31, 2004, the Company wrote off certain furnishings, fixtures, and equipment at the Greensburg Four Points by Sheraton. These charges reduced income for fiscal 2004 by approximately $26,000.

As of January 31, 2002, the Company wrote off certain furnishings, fixtures, and equipment at various hotels. These charges reduced income for fiscal 2002 by approximately $239,000.

As of January 31, 2002, the Company wrote off goodwill from the acquisition of the Leesburg Holiday Inn, Harrisonburg Four Points by Sheraton, and Rock Hill Holiday Inn. These charges reduced income for fiscal 2002 by approximately $249,000.

New Accounting Standards

Effective February 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Accounting for Goodwill and Intangible Assets, which requires that goodwill is not amortized, but is reviewed annually for impairment. The initial adoption of the Statement did not result in an impairment charge to goodwill or other intangible assets.

Effective February 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The initial adoption of the Statement had no impact on the Company’s financial statements.

CHHC Group

Notes to Combined Financial Statements—(Continued)

Years ended January 31, 2004, 2003 and 2002

3. Operating Properties and Equipment

The components of operating properties and equipment, at cost, are as follows (dollars in thousands):

	January 31,
	2004	2003
Land	$14,283	$14,283
Buildings and improvements	176,542	171,997
Furnishings, fixtures and equipment	50,750	48,081
Renovations in process	531	59

	242,106	234,420
Accumulated depreciation	(128,251)	(117,801)

	$113,855	$116,619

4. Debt

Mortgage and promissory notes payable consist of the following (dollars in thousands):

	January 31,
	2004	2003
Mortgage and promissory notes:
CAA	$84,808	$86,045
CHP	51,501	53,895
CHI	5,159	5,428
CAHC – due to affiliate	2,646	928

Total debt	144,114	146,296
Less current portion	4,226	3,893

Long-term debt	$139,888	$142,403

The scheduled annual future repayments of long-term debt are as follows (dollars in thousands):

Year ending January 31
2005	$4,226
2006	3,461
2007	132,167
2008	327
2009	340
Thereafter	3,593

$144,114

CAA and CHP Mortgage Notes

On May 3, 1999, the Company executed first and second mortgage notes on CAA’s 15 hotel properties and first and second mortgage notes on CHP’s 11 hotel properties totaling $150 million. The mortgage notes have 7-year terms with principal repayment based on a 25-year amortization period. As collateral, the mortgage notes have first and second mortgages on their respective hotel properties, perfected with a first security interest in all

CHHC Group

Notes to Combined Financial Statements—(Continued)

Years ended January 31, 2004, 2003 and 2002

furniture, fixtures, equipment, inventory and receivables associated with their respective hotel properties. CAA’s 15 hotel properties are cross-collateralized and CHP’s 11 hotel properties are cross-collateralized. The second mortgage notes at both CAA and CHP have cross-default provisions with the first mortgage notes and have as collateral CHHC’s ownership interests in CHAC and CHHI. In addition, both CHHC and CDHC have guaranteed the obligations of CAA and CHP under the second mortgage notes. The mortgage notes can be prepaid in years 1 through 5 with a prepayment fee of the greater of yield maintenance or 1%, in year 6 with a prepayment fee of 1%, and in year 7 with no prepayment fee. The mortgage notes contain a clause such that if a material adverse change occurs, as defined in the agreement, the lenders could require payment of these loans prior to their scheduled maturities. The blended interest rate is 8.99% and the debt service (interest only) for fiscal 2004, 2003 and 2002 was approximately $12.6 million, $12.9 million and $13.2 million, respectively.

The minimum debt service coverage on the first mortgage notes for CAA and CHP is 1.35 times. As of January 31, 2004, the debt service coverage on the first mortgage notes for CAA and CHP was calculated to be 1.00 times and 1.15 times, respectively. As of January 31, 2003, the debt service coverage on the first mortgage notes for CAA and CHP was calculated to be 1.43 times and 1.41 times, respectively. The January 31, 2004 debt service coverage on the first mortgage notes for CAA and CHP were deficits of $2.3 million from the required cash flows of $8.7 million and $827,000 from the required cash flows of $5.7 million, respectively. The minimum debt service coverage ratio on the second mortgage notes for both CAA and CHP is 1.25 times, calculated by combining the debt service coverage on the first and second mortgage notes for both CAA and CHP. As of January 31, 2004 and 2003, the debt service coverage on these combined notes was calculated to be 0.75 times and 1.00 times, respectively. The January 31, 2004 debt service coverage of 0.75 times is a deficit of $7.6 million from the required cash flows of $18.9 million. Due to the failure to meet the minimum debt service coverage ratios on the first and second mortgage notes, the Company entered a cash restriction condition. The cash restriction condition requires that management fees paid to CAHC be reduced from 4.6% to 3.0% of gross revenues and that any available cash flow for each month, as defined in the loan agreements for the first and second mortgage notes, be funded into a special debt service coverage account with the lenders. The available cash flow calculation for each month from September 2001 to January 2004 resulted in a negative number; therefore, the Company has not funded any money into the debt service coverage account.

The first and second mortgage notes require that a comprehensive general liability insurance policy be maintained with an annual aggregate deductible not to exceed $600,000. During fiscal 2004 and 2003, the Company was only able to secure a general liability insurance policy with no annual aggregate deductible. The lender on the CAA first mortgage note provided a conditional waiver of this requirement, with the condition that a $600,000 annual aggregate deductible must be obtained when such insurance becomes available at competitive rates under then prevailing market conditions. The lenders on the CHP first mortgage note, the CAA second mortgage note, and the CHP second mortgage note provided waivers of this requirement for the duration of the loan.

The first and second mortgage notes require that the Company have insurance policies in place with insurance companies that have certain minimum credit ratings, as defined in the agreement. The insurance companies used by the Company did not meet the minimum credit ratings in fiscal 2004 and 2003. The lender on the CAA first mortgage note provided a conditional waiver of this requirement, with the conditions that the Company obtain insurance from a carrier that does meet the minimum credit rating when the rating of the carrier is further downgraded or such insurance becomes available at competitive rates under then prevailing market conditions. The lender on the CHP first mortgage note, the CAA second mortgage note, and the CHP second mortgage note provided a conditional waiver of this requirement, provided that no further downgrades occur, with the condition that the Company continue to search for an insurance carrier that meets all of the loan

CHHC Group

Notes to Combined Financial Statements—(Continued)

Years ended January 31, 2004, 2003 and 2002

requirements. If such downgrades were to occur and not be waived by the lenders, the Company will be required to replace its coverage with other insurance companies that satisfy the loan credit requirements. While management believes that it will be able to do so, if required, there is no assurance it can do so because future conditions may prevent the Company from securing such insurance. In addition, the premiums paid may increase significantly from those paid under current insurance policies.

During fiscal 2004, the Company received a notice from one of its franchisors that the franchise agreement for one of its hotels will be terminated during fiscal 2005 per the terms of the franchise agreement that allows the franchisor to terminate the franchise agreement upon a certain date without cause. The Company is in discussions with the franchisor to extend the term of the franchise agreement beyond the termination date and believes it will be successful in these discussions. If the Company is not successful in its discussions, the Company does not believe that the termination of the franchise agreement will cause a default under the terms of its first or second mortgage notes.

During fiscal 2004, the Company was advised by a franchisor that if one of the Company’s franchised hotels fails to meet the franchisor’s quality assurance standards during the first half of 2004, the franchisor could terminate the franchise agreement. If such termination were to occur, both the first and second mortgage notes could be in default. The Company is taking actions to ensure that the franchisor’s quality assurance standards will be met during the first half of 2004.

CHI Mortgage Note

On April 26, 1999, CHI executed a mortgage note for $5.7 million that has a five-year term with no principal payments due in the first two years. Starting in fiscal 2002, principal repayment was based on a 25-year amortization period. As collateral, the note has a first mortgage on the property owned by CHI, perfected with a first security interest in all furniture, fixtures, equipment, inventory and receivables at the property. There are no prepayment fees on the note. The mortgage note contains a clause such that if a material adverse change occurs, as defined in the agreement, the lender could require payment of the note prior to its scheduled maturity. The interest rate is floating at prime plus 25 basis points (4.25% and 4.50% at January 31, 2004 and 2003, respectively). The annual debt service (interest only) for fiscal 2004, 2003 and 2002 was $230,000, $274,000 and $392,000, respectively. On March 3, 2004, the maturity date was extended to June 5, 2009 (see Note 11).

CAHC Line of Credit Promissory Note – Due to Affiliate

On April 25, 2002, CAHC executed a $2 million line of credit promissory note payable to Crown Investments Trust (CIT), a Delaware statutory trust and wholly owned subsidiary of CDHC. This line of credit promissory note was amended and restated September 14, 2003 to increase the principal to $4 million and extend the maturity date to May 3, 2006. The interest rate is floating at 90-day LIBOR plus 3.00 points (4.15% and 4.38% at January 31, 2004 and 2003, respectively). Interest accrues during the term of the note and is added to the outstanding principal balance. The annual debt service (interest only) for fiscal 2004 and 2003 was $78,000 and $13,000, respectively. No interest payments were made during fiscal 2004 or 2003. Principal and interest are due on the maturity date. The note can be prepaid at any time in whole or in part without penalty. At January 31, 2004 and 2003, CAHC had borrowed $2,646,000 and $928,000, respectively.

CHHC Group

Notes to Combined Financial Statements—(Continued)

Years ended January 31, 2004, 2003 and 2002

5. Income Taxes

The Company files a consolidated federal income tax return with Crown Holding Company (CHC), a Pennsylvania corporation that is the parent company of CDHC. No provision for income taxes has been made in these financial statements for the 99% limited partnership interest in CHI since the tax effect of that limited partnership interest accrues to the limited partner.

CHC and its subsidiaries have available certain net operating loss (NOL) carryforwards which can be utilized to reduce future taxable income for federal income tax return purposes and for certain state income tax returns. As of January 31, 2004, the federal NOL carryforward of the consolidated group for tax return purposes is approximately $144 million, which expires during fiscal 2007 through 2024. The Company made income tax payments of $43,000, $62,000 and $89,000 in fiscal 2004, 2003 and 2002, respectively. Under the terms of a tax- sharing agreement between the consolidated tax return group, the NOLs generated by each separate company are available to the other members of the consolidated tax return group on an as-needed basis. Members of the consolidated tax return group contributing losses or tax credits are not reimbursed by members utilizing such items.

The Company follows Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. The Statement requires that deferred income taxes be provided to reflect the impact of “temporary differences” between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by current tax laws and regulations. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

As of January 31, 2004 and 2003, the Company has net deferred tax assets in excess of deferred tax liabilities for federal income tax purposes. The net tax assets consist primarily of NOLs, certain tax credits and carryovers, and certain expenses that are not currently deductible. Since the consolidated tax return group does not have carryback availability and there is no reasonable assurance as to the realizability of these NOLs, a valuation allowance has been established and no net income tax benefit has been recorded.

The (provision) credit for income taxes consists entirely of current state taxes (no federal or deferred taxes).

A reconciliation of the statutory federal tax benefit to the Company’s effective income tax (expense) benefit follows (dollars in thousands):

	2004	2003	2002
Statutory federal tax benefit	$3,666	$2,188	$2,159
(Increase) decrease in income taxes resulting from:
State income taxes, net of federal income tax benefit	(9)	(40)	34
Establishment of valuation allowance	(3,670)	(2,209)	(2,142)

Income tax (expense) benefit	$(13)	$(61)	$51

CHHC Group

Notes to Combined Financial Statements—(Continued)

Years ended January 31, 2004, 2003 and 2002

The tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax assets as of January 31, 2004 and 2003 were as follows (dollars in thousands):

	2004	2003
Deferred tax assets:
Fixed assets	$2,735	$2,027
Goodwill amortization	354	393
Accrued liabilities	591	701

Total gross deferred tax assets	3,680	3,121
Less valuation allowance	(3,680)	(3,121)

Net deferred tax asset	$—	$—

6. Retirement Savings Plan, Deferred Compensation Arrangements and Incentive Programs

Retirement Savings Plan

The Company maintains the Crown American Associates 401(k) Retirement Savings Plan (the Retirement Savings Plan) pursuant to Section 401(k) of the Internal Revenue Code. Employees who have completed at least one year of service, worked 1,000 hours per year, and have attained age 21 are eligible to participate in the Retirement Savings Plan.

Employees may make contributions (the Participant Contribution) to the Retirement Savings Plan of between 1% and 15% of gross compensation (subject to certain restrictions). Participant Contributions are matched (the Matching Contribution) by the Company up to 50% of the first 3% of the participants’ gross compensation. In addition, the Company contributes a percentage of each eligible employee’s base pay (the Supplemental Contribution) to the Retirement Savings Plan on behalf of each eligible employee. The Supplemental Contribution is 2% of base pay if the employee is under 35 years of age, 3% if 35 to 49 years of age, and 5% if 50 years of age or older.

The receipt of benefits attributable to the Matching Contribution and Supplemental Contribution is subject to the vesting and forfeiture provisions of the Retirement Savings Plan. Supplemental Contributions become 100% vested after five years of service and are credited to the employee. Matching Contributions become 20% vested after two years of service, and an additional 20% becomes vested per year thereafter. Other amounts are fully vested at all times.

Total plan costs for fiscal 2004, 2003 and 2002 were $757,000, $748,000 and $758,000, respectively.

Deferred Compensation Plan

In 1997, the Company established a nonqualified Deferred Compensation Plan (DCP) for the benefit of certain eligible executives. The plan is designed to allow eligible executives to defer current compensation in amounts that exceed the limits that can be deferred under the Retirement Savings Plan. Amounts deferred are fully vested to the participants. During fiscal 2004 and 2003, $62,000 and $78,000, respectively, was deferred under the plan. During fiscal 2004 and 2003, $36,000 and $16,000, respectively, was distributed from the plan assets on behalf of executives who were separated from service to the Company. The Company’s DCP assets and liabilities were $488,000 and $342,000, respectively, as of January 31, 2004 and 2003. At January 31, 2004, there are four executives participating in the plan.

CHHC Group

Notes to Combined Financial Statements—(Continued)

Years ended January 31, 2004, 2003 and 2002

Key Executive Capital Incentive Plan

In 1990, the Company established a nonqualified Key Executive Capital Incentive Plan (KECIP) for the benefit of certain senior real estate and hotel executives as designated by the Chief Executive Officer of the Company. KECIP is an annual incentive program providing opportunities to earn cash incentives on both a current and deferred basis when certain performance objectives are met which are based on the achievement of overall Company and specific individual performance goals. The size of each participant’s award can range from 10% to 60% of base salary. Benefits under this plan are charged to operations in the period they vest to the benefit of the participants. In 1993, participating hotel executives became 100% vested. Effective January 1, 1994, the plan was amended and fully funded in a rabbi trust. In April 1995, the KECIP was amended to allow participation by employees of Crown American Enterprises, Inc. (CAE), a Pennsylvania corporation wholly owned by CDHC. During fiscal 2004 and 2003, the plan made no distributions from its assets on behalf of executives who were separated from service to the Company. The Company’s share of KECIP expenses for fiscal 2004, 2003 and 2002 was $0, $0 and $17,500, respectively. The Company’s KECIP assets and liabilities were $361,000 and $269,000, respectively, as of January 31, 2004 and 2003. At January 31, 2004, there is one Company executive eligible for participation in the plan.

Crown American Hotels Performance Units Plan

Fourteen hotel executives have been granted Performance Units (PUs) under the Crown American Hotels Performance Units Plan (CAHPUP) which was established as of February 1, 1994. Other hotel executives are eligible and may participate in CAHPUP at the sole discretion of the CAHPUP Committee. CAHPUP is designed to enable the Company to attract, retain and motivate key hotel executives by providing them with an opportunity to participate in the increased fair value of the hotel operations calculated as follows:

(a)	Fair value of a PU is calculated at the time of the grant and annually thereafter by multiplying the hotel’s Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA) by a Peer Factor and then dividing by a fixed number of total units.

(b)	Prior to July 31, 1997, the Peer Factor was calculated by dividing the Enterprise Value of each member of the Peer Group by its EBITDA and averaging the result. CAHPUP was prospectively amended on July 31, 1997 to set the Peer Factor at a constant number.

(c)	The Peer Group consisted of comparable publicly traded hotel companies. Each company’s Enterprise Value was the sum of its market value of equity and indebtedness as of the latest available financial statements.

(d)	The change in fair value of a PU is the difference between the value at the date of grant and the value at each subsequent valuation date.

CAHPUP provides that the executives can only exercise their PUs after they have completed two years of employment after the date of the grant of the PUs. Benefits under this plan are charged to operations based on a formula which multiplies the increase in fair value of all granted but unexercised PUs times a prorated accrual percentage of each future vesting period. The PUs currently granted become exercisable to the extent of 20% on each of the second, third, fourth, fifth, and sixth anniversaries of the date of the grant. If employment is terminated before the PUs have vested, the right to exercise the PUs is forfeited. If employment is terminated after the PUs have vested, the PUs may be exercised to the extent they were exercisable at the time of termination of employment. There are certain limitations on the timing of exercise of the PUs after termination of employment. Currently, all the PU agreements provide that PUs expire 11 years after the date of grant. All benefits under CAHPUP will be paid in cash. Due to the payouts referred to below and the year to year decline in

CHHC Group

Notes to Combined Financial Statements—(Continued)

Years ended January 31, 2004, 2003 and 2002

CAHPUP EBITDA, prior year charges to operations were reversed in fiscal 2004, 2003 and 2002, reducing CAHPUP liability by $371,000, $281,000 and $352,000, respectively. The aggregate number of PUs that can be granted under CAHPUP is 437,500, of which 387,500 have been issued as of January 31, 2004. During fiscal 2004, 2003 and 2002, participants exercised -0-, -0- and 10,000 PUs, respectively. During fiscal 2004, 2003 and 2002, $93,000, $375,000 and $208,000, respectively, was paid out of the plan for PUs which had been exercised in fiscal year 2002 and prior years. Additional amounts related to these exercised PUs will be paid in future years. As of January 31, 2004, eight participants have the right to exercise 130,500 PUs with a cash payout value of $0. Under certain circumstances, CAHPUP provides for the immediate vesting of all PUs granted upon the sale, dissolution, liquidation, merger, or consolidation of CHHC and its affiliates. In such an event, at current valuations, the cash payout value for all issued PUs as of January 31, 2004 would be $0. In 1995, CAHPUP was amended to allow participation in the plan by employees of CAE. The Company’s CAHPUP liabilities were $189,000 and $661,000, respectively, as of January 31, 2004 and 2003. At January 31, 2004, there are six hotel executives and no paid CAE executives who are participating in CAHPUP.

Crown American Hotels Bonus and Incentive Program

Certain hotel executives are eligible to participate in the Crown American Hotels Bonus and Incentive Program (CAHBIP). CAHBIP is an annual bonus program providing an opportunity to earn cash incentive awards based on performance against preset quantitative targets. The size of each participant’s award is based on a percentage of the amount by which planned revenues and/or profits are exceeded. The total program costs for fiscal 2004, 2003 and 2002 were $166,000, $462,000 and $351,000, respectively. The Company’s CAHBIP liabilities were $74,000 and $335,000, respectively, as of January 31, 2004 and 2003. At January 31, 2004, there are 113 executives eligible for participation in the plan.

7. Fair Value of Financial Instruments

The carrying amounts of current assets and current liabilities approximate market value because they are expected to be liquidated within the coming year.

Long-term liabilities, other than debt, are primarily insurance expense accruals, which are adjusted each year based on insurance industry projections of expected future payouts, and obligations associated with corporate restructuring for which fair value approximates the carrying amount.

Based on the borrowing rates currently available to the Company, the carrying value of the debt approximates its fair value.

8. Intangible Assets

The Company’s intangible assets consist primarily of mortgage acquisition costs, franchise contracts, and goodwill.

Mortgage acquisition costs are based on actual costs incurred and are deferred and amortized straight-line over the term of the related debt instrument.

Franchise contracts are based on actual costs incurred and are deferred and amortized straight-line over the term of the franchise contract.

Goodwill represents the excess of purchase price over the fair value of net assets of businesses acquired. The Company follows Statement of Financial Accounting Standards No. 142, Goodwill and Intangible Assets, which requires that goodwill is not amortized, but is reviewed annually for impairment. Prior to February 2002, goodwill was amortized using the straight-line method over five years.

CHHC Group

Notes to Combined Financial Statements—(Continued)

Years ended January 31, 2004, 2003 and 2002

The following table summarizes the balances of intangible assets and accumulated amortization at January 31, 2004 and 2003 (dollars in thousands):

	2004	2003
Mortgage acquisition costs	$4,813	$5,130
Accumulated amortization	(3,252)	(2,778)

	1,561	2,352

Franchise contracts	1,610	1,532
Accumulated amortization	(905)	(771)

	705	761

Development costs	15	—
Accumulated amortization	(15)	—

	—	—

Goodwill	45	45
Other	5	5

	$2,316	$3,163

The following table summarizes the future estimated aggregate amortization expense (dollars in thousands):

Year ending January 31
2005	$811
2006	801
2007	301
2008	125
2009	94
Thereafter	134

$2,266

9. Related Party Transactions

Shared Expenses

The Company reimburses CAE for certain corporate expenses (such as tax and accounting fees) which are included in management fees to affiliates on the accompanying combined statements of operations. For fiscal 2004, 2003 and 2002, these expenses amounted to $249,000, $249,000 and $249,000, respectively.

Beginning November 21, 2003, the Company began reimbursing CIT for culinary service expenses which are included in corporate overhead on the accompanying combined statements of operations. For fiscal 2004, this expense amounted to $5,000.

Lease at Pasquerilla Plaza

The Company leases office space at an office building in Johnstown, Pennsylvania from CIT at an annual rental of $266,000 under a lease with a term ending July 31, 2008. This lease was assigned to CIT by Crown American Realty Trust (CART), a publicly owned Maryland real estate investment trust which was partially

CHHC Group

Notes to Combined Financial Statements—(Continued)

Years ended January 31, 2004, 2003 and 2002

owned by CIT, during fiscal 2004. The rent is based on rental rates being paid by existing third party tenants and the fact that the Company’s lease includes certain furnishings and equipment. In addition, the Company pays a pro rata share of common area maintenance and real estate taxes. CAE reimburses the Company for the use of certain offices. Total net rent expense incurred by the Company is included in corporate overhead on the accompanying combined statements of operations. For fiscal 2004, 2003 and 2002, total net rent expense amounted to $271,000, $281,000 and $277,000, respectively.

Other

During fiscal 2004, 2003 and 2002, the Company utilized CART’s MIS, legal and risk management departments under separate contracts. During fiscal 2004, CART merged with Pennsylvania Real Estate Investment Trust (PREIT), a Pennsylvania business trust. As a result of this merger, the Company continued to utilize PREIT’s legal department but all other service agreements were terminated. Total expenses incurred during fiscal 2004, 2003 and 2002 were $421,000, $490,000 and $470,000, respectively, and are included in corporate overhead on the accompanying combined statements of operations.

10. Commitments and Contingencies

Litigation

The Company is from time to time involved in litigation related to its business operations. It is the opinion of management, based on its evaluations and discussions with outside counsel, that the ultimate resolution of these lawsuits will not have a material effect on the results of operations, financial position or cash flows of the Company.

Insurance

The Company is insured for workers’ compensation (guaranteed cost program) and for general liability (self-insured program). Each individual general liability claim is subject to a $100,000 self-insured retention for each occurrence. Losses in excess of the self-insured retention are covered by insurance policies with limits of $1 million. An umbrella insurance policy covers losses in excess of the first $1 million for each individual claim (subject to aggregate limits of $100 million). The Company accrues for the estimated expense for these self-insured claims (including incurred but not reported claims) based upon estimates provided by independent claim administrators.

Operating Lease Commitments

The Company leases real estate, automobiles, and other equipment under noncancelable lease agreements with remaining terms in excess of one year. Rent expense for fiscal 2004, 2003 and 2002 was $1.2 million, $1.2 million and $1.2 million, respectively. Sublease rental income for fiscal 2004, 2003 and 2002 was $45,000, $45,000 and $45,000, respectively. The following is a schedule of future minimum lease payments under these leases (dollars in thousands):

Year ending January 31
2005	$906
2006	890
2007	906
2008	892
2009	777
Thereafter	6,814

$11,185

CHHC Group

Notes to Combined Financial Statements—(Continued)

Years ended January 31, 2004, 2003 and 2002

The total lease payments above are net of sublease rentals of $45,000 in fiscal 2005; $48,750 in fiscal 2006; $50,000 each in fiscal 2007, 2008 and 2009; and $62,500 in total thereafter.

11. Subsequent Events

On March 3, 2004, the Company executed an amendment to its mortgage note at CHI (see Note 4) extending the term of the mortgage note to June 5, 2009. All other terms and conditions of the mortgage note and loan agreement remained the same.

On February 3, 2004, the Company entered into a letter of intent for the sale of 22 of its 27 hotels to a third party, subject to the negotiation and execution of a definitive purchase and sale agreement and certain other contingencies.

The following report is a copy of a previously issued Arthur Andersen LLP report, and the report has not been reissued by Arthur Andersen LLP.

Report of Independent Public Accountants

To the Board of Trustees and Shareholder of

CHHC Group:

We have audited the accompanying combined balance sheets of CHHC Group (see Note 1) as of January 31, 2002 and 2001 and the related combined statements of operations, capital (deficit) and cash flows for the years then ended. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of CHHC Group as of January 31, 2002 and 2001 and the results of its combined operations and its combined cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/S/    ARTHUR ANDERSEN LLP

Pittsburgh, Pennsylvania

April 9, 2002

HOTEL VENTURE LIMITED PARTNERSHIP; HOTEL VENTURE

WEST, LP; and HOTEL VENTURE EAST, LP

CONDENSED COMBINED BALANCE SHEETS (UNAUDITED)

MARCH 31, 2004 AND DECEMBER 31, 2003

	March 31, 2004	December 31, 2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,349,165	$2,700,972
Restricted cash	2,293,871	2,191,161
Accounts receivable—net	1,177,075	858,320
Prepaid expenses and other current assets	443,194	236,343

Total current assets	6,263,305	5,986,796
PROPERTY AND EQUIPMENT—Net	47,831,201	48,504,702
DEFERRED FINANCING COSTS, NET OF ACCUMULATED AMORTIZATION OF $995,094 AND $970,632, RESPECTIVELY	913,320	937,782
FRANCHISE FEES, NET OF ACCUMULATED AMORTIZATION OF $468,443 AND $449,450, RESPECTIVELY	291,057	310,050
DUE FROM AFFILIATE	512,012	431,132

TOTAL	$55,810,895	$56,170,462

LIABILITIES AND PARTNERS’ CAPITAL
CURRENT LIABILITIES:
Accounts payable and other current liabilities	$903,980	$636,594
Accrued expenses	1,959,438	2,132,197
Current portion of mortgage notes payable	675,479	606,845

Total current liabilities	3,538,897	3,375,636
MORTGAGE NOTES PAYABLE	43,902,842	44,136,241
DEFERRED LIABILITY	2,475,000	2,550,000

Total liabilities	49,916,739	50,061,877
COMMITMENTS AND CONTINGENCIES
PARTNERS’ CAPITAL	5,894,156	6,108,585

TOTAL	$55,810,895	$56,170,462

See notes to combined financial statements.

HOTEL VENTURE LIMITED PARTNERSHIP; HOTEL VENTURE

WEST, LP; and HOTEL VENTURE EAST, LP

CONDENSED COMBINED STATEMENTS OF OPERATIONS (UNAUDITED)

THREE MONTHS ENDED MARCH 31, 2004 AND 2003

	March 31, 2004	March 31, 2003
REVENUES AND INCOME:
Hotel room revenues	$5,247,875	$5,185,154
Food and beverage revenue	2,076,583	1,973,545
Other hotel revenues	208,805	220,482
Interest and miscellaneous income	58,872	9,906

Total revenues and income	7,592,135	7,389,087

OPERATING COSTS AND EXPENSES:
Hotel room expenses	1,362,712	1,389,962
Food and beverage expenses	1,814,597	1,728,983
Other hotel expenses	100,120	122,176
Administration and general	770,600	833,333
Marketing expenses	639,666	631,486
Property operations and maintenance	839,620	840,911
Property taxes	215,212	207,187
Insurance	86,561	92,191
Royalty fees	258,686	259,146
Property management fee—net	149,714	147,759
Interest expense	785,087	500,339
Depreciation and amortization	759,527	705,695
Amortization of deferred financing costs	24,462	31,602

Total operating costs and expenses	7,806,564	7,490,770

NET LOSS	$(214,429)	$(101,683)

See notes to combined financial statements.

HOTEL VENTURE LIMITED PARTNERSHIP; HOTEL VENTURE

WEST, LP; and HOTEL VENTURE EAST, LP

CONDENSED COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

THREE MONTHS ENDED MARCH 31, 2004 AND 2003

	March 31 2004	March 31 2003
OPERATING ACTIVITIES:
Net loss	$(214,429)	$(101,683)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	759,527	705,695
Amortization of deferred financing costs	24,462	31,602
Change in operating assets and liabilities:
Restricted cash	(211,872)	41,482
Accounts receivable	(318,755)	(54,621)
Prepaid expenses and other current assets	(206,851)	60,806
Due from affiliates	(80,880)	(11,854)
Accounts payable and other current liabilities	267,386	28,346
Accrued expenses	(172,759)	(288,219)
Accrued interest	—	42,960
Deferred liability	(75,000)	(75,000)

Net cash (used in) provided by operating activities	(229,171)	379,514

INVESTING ACTIVITIES:
Decrease in restricted cash for furniture, fixtures and equipment reserve	109,162	—
Expenditures for renovation and purchase of property and equipment	(67,033)	(14,563)

Net cash provided by (used in) investing activities	42,129	(14,563)

FINANCING ACTIVITIES:
Principal payments on mortgage notes payable	(164,765)	(181,201)
Principal payments on capital lease obligations	—	(59,984)
Distributions to partners	—	(460,000)
Deferred financing costs	—	(18,201)

Net cash used in financing activities	(164,765)	(719,386)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(351,807)	(354,435)
CASH AND CASH EQUIVALENTS—Beginning of period	2,700,972	3,081,470

CASH AND CASH EQUIVALENTS—End of period	$2,349,165	$2,727,035

SUPPLEMENTAL DISCLOSURE—Cash paid during the year for interest	$785,087	$437,076

See notes to combined financial statements.

HOTEL VENTURE LIMITED PARTNERSHIP; HOTEL VENTURE

WEST, LP; and HOTEL VENTURE EAST, LP

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

AS OF MARCH 31, 2004 AND DECEMBER 31, 2003 AND THE THREE MONTHS ENDED

MARCH 31, 2004 AND 2003

1.	ORGANIZATION

Hotel Venture Limited Partnership, a Delaware limited partnership (the “Partnership”), was formed on January 15, 1998 for the purpose of purchasing, renovating and operating the following six full-service hotels: Holiday Inn Lubbock Civic Center, Lubbock Plaza Holiday Inn, Holiday Inn Billings, Holiday Inn Fresno Airport, Holiday Inn Cheyenne and Holiday Inn Fort Smith (collectively, the “Hotels”).

In conjunction with the refinancing of the Partnership’s debt on July 22, 2003 (see Note 4), the Partnership contributed its interest in the Hotels to Hotel Venture East, LP and Hotel Venture West, LP. Holiday Inn Billings, Lubbock Plaza and Fort Smith were contributed to Hotel Venture East, LP. Holiday Inn Fresno Airport, Cheyenne and Lubbock Civic Center were contributed to Hotel Venture West, LP.

The accompanying financial statements include the combined operations of the Partnership; Hotel Venture East, LP; and Hotel Venture West, LP (collectively, the “Partnerships”) due to their common ownership and management.

On March 1, 2004, the Partnerships entered into a letter of intent for the sale of the Hotels to a third party.

The accompanying unaudited condensed combined financial statements of the Partnerships do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. However, such information reflects all adjustments that are, in the opinion of management, necessary for a fair statement of results for the interim periods.

The results of operations for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004. The unaudited condensed combined financial statements and notes thereto should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2003, included herein.

2.	RELATED PARTY TRANSACTIONS

An affiliate of Hotel Venture East, LP is the holder of the liquor license and is the operator of the liquor and beverage activities at the Holiday Inn Billings, Montana. The operator of the Billings property pays a monthly rental charge to Hotel Venture East, LP based on sales as defined in the operating agreement. This operator paid rental charges amounting to $55,284 and $53,409 to Hotel Venture East, LP for the three months ended March 31, 2004 and 2003, respectively.

Due from affiliate in the accompanying balance sheets represents amounts owed to Hotel Venture East, LP from the operator related to alcoholic beverage operations at the Billings property.

3.	MANAGEMENT AGREEMENT

The Hotels are managed by InterContinental Hotels, Inc. (“InterContinental”) pursuant to a management agreement dated May 31, 2002 (the “Agreement”). Under the terms of the Agreement, the Partnerships pay a base management fee of 3% of adjusted gross revenue. The Agreement expires on May 31, 2012.

Upon execution of the Agreement, InterContinental paid the Partnerships a fee totaling $3,000,000. Should the Agreement be cancelled by the Partnerships prior to the expiration of the Agreement, the fee is to be refunded

HOTEL VENTURE LIMITED PARTNERSHIP; HOTEL VENTURE

WEST, LP; and HOTEL VENTURE EAST, LP

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

AS OF MARCH 31, 2004 AND DECEMBER 31, 2003 AND THE THREE MONTHS ENDED

MARCH 31, 2004 AND 2003

to InterContinental on a pro-rata basis based on the remaining term of the Agreement. The balance is recorded in deferred liability in the accompanying combined balance sheets. The portion earned each period is recorded as an offset to property management fees in the accompanying combined statements of operations and totaled $75,000 for each of the three months ended March 31, 2004 and 2003.

4.	MORTGAGE NOTES PAYABLE

In connection with the acquisition of the hotel properties, the Partnership entered into a mortgage loan agreement to borrow $37,000,000 from a bank. Of the loan amount, $21,445,000 was funded upon purchase of the properties, and $10,000,000 was available to finance a portion of the Hotels’ renovation expenditures. The remaining $5,555,000 represented the issuance of a letter of credit to secure repayment of certain bonds encumbering the Holiday Inn Cheyenne. The amount outstanding under the letter of credit was $0 at March 31, 2004 and December 31, 2003. The mortgage note, which was collateralized by the Partnerships’ hotel properties, required monthly payments of principal and interest based on a 25-year amortization period and maturity on February 1, 2007. Interest accrued at the national prime rate, as defined, and was subject to adjustment on each anniversary date of the note.

On June 17, 1999, the Partnership executed an additional mortgage note payable with the same lender for $2,615,000. The additional note had the same interest rate and repayment terms as the $37,000,000 mortgage note. The note was collateralized by liens upon the Partnership’s hotel properties.

On April 1, 2003, the Partnership negotiated a refinancing that entailed the repayment of the principal outstanding under the letter of credit encumbering the Holiday Inn Cheyenne and increased the principal loan outstanding by $8,363,000. The repayment terms were renegotiated, and the new mortgage note, which was collateralized by the Partnership’s hotel properties, required monthly payments of principal and interest based on a 15-year amortization period with a maturity date of April 1, 2008. The interest rate was not impacted by the renegotiation.

On July 22, 2003, the Partnership negotiated a refinancing with a new lender. Pursuant to the refinancing, Hotel Venture East, LP and Hotel Venture West, LP were formed. Hotel Venture East, LP borrowed $24,800,000 collateralized by Holiday Inn Billings, Fort Smith and Lubbock Plaza. Hotel Venture West, LP borrowed $20,200,000 collateralized by Holiday Inn Fresno Airport, Lubbock Civic Center and Cheyenne. The refinancing and additional funding was utilized to repay the notes payable discussed above and the capital lease obligation of $688,326. The new mortgage note requires monthly payments of principal and interest based on a 25-year amortization period with a maturity date of July 22, 2028. Interest accrues at a fixed rate of 6.95%.

5.	PROMISSORY NOTE PAYABLE

The Holiday Inn Cheyenne was originally financed through the issuance of $7,080,000 of Variable Rate Demand Economic Development Revenue Bonds, Series 1986. Interest on the bonds was payable semiannually on April 1 and October 1. The interest rate on the bonds was adjusted every six months to the interest rate determined by the remarketing agent to be necessary to produce as nearly as practicable a par bid for each outstanding bond based on high-grade municipal issues. At March 31, 2003, the interest rate was 1.7%. The proceeds from the bonds were used to fund a promissory note, which was assumed by the Partnership upon acquisition of the property. The promissory note required monthly payments of principal and interest, adjusted

HOTEL VENTURE LIMITED PARTNERSHIP; HOTEL VENTURE

WEST, LP; and HOTEL VENTURE EAST, LP

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

AS OF MARCH 31, 2004 AND DECEMBER 31, 2003 AND THE THREE MONTHS ENDED

MARCH 31, 2004 AND 2003

semiannually, in an amount sufficient to pay the semiannual interest payments on the bonds, as well as the annual redemption of a portion of the bonds. The promissory note and the bonds were repaid on April 1, 2003.

6.	CAPITAL LEASE OBLIGATIONS

The Partnership entered into a master lease agreement for $1,740,990 of furniture, fixtures and equipment at its Hotels. Amortization of assets recorded under capital leases is included in depreciation expense in the accompanying financial statements. This lease was repaid on July 22, 2003.

7.	COMMITMENTS AND CONTINGENCIES

The Partnerships are party to certain litigation arising in the ordinary course of business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Partnerships’ financial position, cash flows or results of operations.

*    *    *    *    *    *

INDEPENDENT AUDITORS’ REPORT

Partners

Hotel Venture Limited Partnership; Hotel Venture West, LP; and Hotel Venture East, LP

We have audited the accompanying combined balance sheets of Hotel Venture Limited Partnership (a Delaware limited partnership), and Hotel Venture West, LP and Hotel Venture East, LP (Texas limited partnerships) (the “Partnerships”), all of which are under common ownership and common management, as of December 31, 2003 and 2002 and the related combined statements of operations, changes in partners’ capital and cash flows for the year ended December 31, 2003 and for the period from June 1, 2002 through December 31, 2002. These financial statements are the responsibility of the Partnerships’ management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the combined financial position of the Partnerships as of December 31, 2003 and 2002 and the combined results of their operations and their combined cash flows for the year ended December 31, 2003 and for the period from June 1, 2002 through December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Dallas, TX

April 1, 2004

HOTEL VENTURE LIMITED PARTNERSHIP; HOTEL VENTURE

WEST, LP; AND HOTEL VENTURE EAST, LP

COMBINED BALANCE SHEETS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,700,972	$3,081,470
Restricted cash	2,191,161	853,015
Accounts receivable—net	858,320	932,504
Prepaid expenses and other current assets	236,343	671,186

Total current assets	5,986,796	5,538,175

PROPERTY AND EQUIPMENT—Net	48,504,702	50,872,992

DEFERRED FINANCING COSTS, NET OF ACCUMULATED AMORTIZATION OF $970,632 AND $429,623, RESPECTIVELY	937,782	339,709

FRANCHISE FEES, NET OF ACCUMULATED AMORTIZATION OF $449,450 AND $373,478, RESPECTIVELY	310,050	386,022

DUE FROM AFFILIATE	431,132	448,278

TOTAL	$56,170,462	$57,585,176

LIABILITIES AND PARTNERS’ CAPITAL

CURRENT LIABILITIES:
Accounts payable and other current liabilities	$636,594	$959,501
Accrued expenses	2,132,197	2,291,731
Accrued interest	—	143,790
Current portion of mortgage notes payable	606,845	748,523
Current portion of promissory note payable	—	335,000
Current portion of capital lease obligations	—	379,278

Total current liabilities	3,375,636	4,857,823

MORTGAGE NOTES PAYABLE	44,136,241	31,669,231

PROMISSORY NOTE PAYABLE	—	3,305,000

CAPITAL LEASE OBLIGATIONS	—	492,315

DEFERRED LIABILITY	2,550,000	2,850,000

TOTAL LIABILITIES	50,061,877	43,174,369

COMMITMENTS AND CONTINGENCIES (Note 11)

PARTNERS’ CAPITAL	6,108,585	14,410,807

TOTAL	$56,170,462	$57,585,176

See notes to combined financial statements.

HOTEL VENTURE LIMITED PARTNERSHIP; HOTEL VENTURE

WEST, LP; AND HOTEL VENTURE EAST, LP

COMBINED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003 AND PERIOD FROM JUNE 1, 2002

THROUGH DECEMBER 31, 2002

	2003	2002
REVENUES AND INCOME :
Hotel room revenues	$23,190,613	$14,695,815
Food and beverage revenue	8,602,118	5,259,995
Other hotel revenues	986,092	598,216
Interest income	49,831	31,890

Total revenues and income	32,828,654	20,585,916

OPERATING COSTS AND EXPENSES:
Hotel room expenses	5,711,830	3,578,248
Food and beverage expenses	7,217,726	4,349,750
Other hotel expenses	500,618	335,462
Administration and general	3,204,548	2,046,177
Marketing expenses	2,533,324	1,380,392
Property operations and maintenance	3,344,468	1,939,589
Property taxes	864,300	476,606
Insurance	374,707	244,118
Royalty fees	1,159,420	774,979
Property management fee—net	633,003	455,118
Interest expense	2,764,392	1,054,683
Depreciation and amortization	2,866,533	1,911,226
Amortization of deferred financing costs	541,009	94,855

Total operating costs and expenses	31,715,878	18,641,203

NET INCOME	$1,112,776	$1,944,713

See notes to combined financial statements.

HOTEL VENTURE LIMITED PARTNERSHIP; HOTEL VENTURE

WEST, LP; AND HOTEL VENTURE EAST, LP

COMBINED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

YEAR ENDED DECEMBER 31, 2003 AND PERIOD FROM JUNE 1, 2002

THROUGH DECEMBER 31, 2002

BALANCE—June 1, 2002	$17,981,170

Distributions to partners	(5,515,076)

Net income	1,944,713

BALANCE—December 31, 2002	14,410,807

Distributions to partners	(9,414,998)

Net income	1,112,776

BALANCE—December 31, 2003	$6,108,585

See notes to combined financial statements.

HOTEL VENTURE LIMITED PARTNERSHIP; HOTEL VENTURE

WEST, LP; AND HOTEL VENTURE EAST, LP

COMBINED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003 AND PERIOD FROM JUNE 1, 2002

THROUGH DECEMBER 31, 2002

	2003	2002
OPERATING ACTIVITIES:
Net income	$1,112,776	$1,944,713
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,866,533	1,911,226
Amortization of deferred financing costs	541,009	94,855
Change in operating assets and liabilities:
Restricted cash	(1,075,255)	(332,934)
Accounts receivable	74,184	105,358
Prepaid expenses and other current assets	434,843	(356,507)
Due from affiliates	17,146	(48,339)
Accounts payable and other current liabilities	(322,907)	(503,884)
Accrued expenses	(159,534)	778,397
Accrued interest	(143,790)	122,627
Deferred liability	(300,000)	2,850,000

Net cash provided by operating activities	3,045,005	6,565,512

INVESTING ACTIVITIES:
Increase in restricted cash for furniture, fixtures and equipment reserve	(262,891)	—
Expenditures for renovation and purchase of property and equipment	(422,271)	(110,974)

Net cash used in investing activities	(685,162)	(110,974)

FINANCING ACTIVITIES:
Principal payments on mortgage notes payable	(1,102,369)	(405,340)
Proceeds from mortgage notes payable	13,427,701	—
Principal payments on promissory note payable	(3,640,000)	(335,000)
Principal payments on capital lease obligations	(871,593)	(201,572)
Distributions to partners	(9,414,998)	(5,515,076)
Deferred financing costs	(1,139,082)	—

Net cash used in financing activities	(2,740,341)	(6,456,988)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(380,498)	(2,450)

CASH AND CASH EQUIVALENTS—Beginning of period	3,081,470	3,083,920

CASH AND CASH EQUIVALENTS—End of period	$2,700,972	$3,081,470

SUPPLEMENTAL DISCLOSURE—Cash paid during the year for interest	$2,863,033	$949,466

See notes to combined financial statements.

HOTEL VENTURE LIMITED PARTNERSHIP; HOTEL VENTURE

WEST, LP; and HOTEL VENTURE EAST, LP

NOTES TO COMBINED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003 AND PERIOD FROM JUNE 1, 2002

THROUGH DECEMBER 31, 2002

1.	ORGANIZATION

Hotel Venture Limited Partnership, a Delaware limited partnership (the “Partnership”), was formed on January 15, 1998 for the purpose of purchasing, renovating and operating the following six full-service hotels: Holiday Inn Lubbock Civic Center, Lubbock Plaza Holiday Inn, Holiday Inn Billings, Holiday Inn Fresno Airport, Holiday Inn Cheyenne and Holiday Inn Fort Smith (collectively, the “Hotels”).

The Partnership commenced operations on February 6, 1998 when it purchased the six hotel properties for $42 million. Subsequently, the Partnership completed an extensive renovation of each of the hotel properties, which was completed during fiscal year 2000. Revenues are generated primarily from hotel operations and related activities and are recognized when services are rendered.

In conjunction with the refinancing of the Partnership’s debt on July 22, 2003 (see Note 5), the Partnership contributed its interest in the Hotels to Hotel Venture East, LP and Hotel Venture West, LP. Holiday Inn Billings, Lubbock Plaza and Fort Smith were contributed to Hotel Venture East, LP. Holiday Inn Fresno Airport, Cheyenne and Lubbock Civic Center were contributed to Hotel Venture West, LP.

The accompanying financial statements include the combined operations of the Partnership; Hotel Venture East, LP; and Hotel Venture West, LP (collectively, the “Partnerships”) due to their common ownership and management.

2.	SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Cash and Cash Equivalents—Cash and cash equivalents include cash on hand and highly liquid investments with maturities of three months or less when purchased.

Restricted Cash—The Partnerships maintain cash balances in restricted escrow accounts relating to the debt service and furniture, fixtures and equipment reserves and the payment of property taxes and insurance for all properties owned by the Partnerships, as required by their mortgage notes payable.

Investments in Long-Lived Assets—Property and equipment are recorded at cost. All costs related to the improvement or renovations of the Hotels are capitalized, including interest during the renovation period. Repairs and maintenance are charged to expense as incurred. It is management’s policy to reduce the carrying value of its long-lived assets, if necessary, to reflect any impairment in the value of the assets whenever events or circumstances indicate the carrying value of an asset may not be recoverable. Impairment is determined when there is a deficiency between the net carrying amount of the asset compared to the sum of the estimated undiscounted future cash flows over management’s intended holding period plus the reversionary value of the asset at disposition. An impairment loss is measured as the difference between the carrying value and fair value of the asset. No impairment losses have been recorded to date.

Depreciation and Amortization—Property and equipment are carried at cost and depreciated using straight-line and accelerated methods over the estimated useful lives of the related assets, ranging from 15 to 39 years for buildings and improvements and 3 to 7 years for furniture, fixtures and equipment.

HOTEL VENTURE LIMITED PARTNERSHIP; HOTEL VENTURE

WEST, LP; and HOTEL VENTURE EAST, LP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

YEAR ENDED DECEMBER 31, 2003 AND PERIOD FROM JUNE 1, 2002

THROUGH DECEMBER 31, 2002

Deferred financing costs are recorded at cost and amortized over the life of the related debt. Franchise costs are recorded at cost and amortized over the remaining 10-year term of the franchise agreement.

In conjunction with the July 22, 2003 refinancing (see Note 5), existing deferred borrowing costs of $493,863 were written off to amortization expense in the accompanying 2003 combined statement of operations.

Income Taxes—No provision has been made in the combined financial statements for federal income taxes because the partners are responsible for taxes on their respective shares of net income or loss allocated to them by the Partnerships. The Partnerships report certain transactions differently for tax purposes than for financial statement purposes.

Property and Equipment—Property and equipment at December 31, 2003 and 2002 consist of the following:

	2003	2002
Land and improvements	$5,649,800	$5,566,800
Buildings and improvements	44,673,180	44,628,672
Furniture, fixtures and equipment	17,274,789	17,014,153
Operating equipment	334,053	328,803
Vehicles	233,186	204,309

Total cost	68,165,008	67,742,737

Accumulated depreciation	(19,660,306)	(16,869,745)

Property and equipment—net	$48,504,702	$50,872,992

3.	RELATED PARTY TRANSACTIONS

An affiliate of Hotel Venture East, LP is the holder of the liquor license and is the operator of the liquor and beverage activities at the Holiday Inn Billings, Montana. The operator of the Billings property pays a monthly rental charge to Hotel Venture East, LP based on sales as defined in the operating agreement. This operator paid rental charges amounting to $209,821 and $120,903 to Hotel Venture East, LP for the year ended December 31, 2003 and for the period from June 1, 2002 to December 31, 2002, respectively.

Due from affiliate in the accompanying balance sheets represents amounts owed to Hotel Venture East, LP from the operator related to alcoholic beverage operations at the Billings property.

4.	MANAGEMENT AGREEMENT

The Hotels are managed by InterContinental Hotels, Inc. (“InterContinental”) pursuant to a management agreement dated May 31, 2002 (the “Agreement”). Under the terms of the Agreement, the Partnerships pay a base management fee of 3% of adjusted gross revenue. The Agreement expires on May 31, 2012.

Upon execution of the Agreement, InterContinental paid the Partnerships a fee totaling $3,000,000. Should the Agreement be cancelled by the Partnerships prior to the expiration of the Agreement, the fee is to be refunded to InterContinental on a pro-rata basis based on the remaining term of the Agreement. The balance is recorded in

HOTEL VENTURE LIMITED PARTNERSHIP; HOTEL VENTURE

WEST, LP; and HOTEL VENTURE EAST, LP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

YEAR ENDED DECEMBER 31, 2003 AND PERIOD FROM JUNE 1, 2002

THROUGH DECEMBER 31, 2002

deferred liability in the accompanying combined balance sheets. The portion earned each period is recorded as an offset to property management fees in the accompanying combined statements of operations and totaled $300,000 and $150,000 for the year ended December 31, 2003 and the period from June 1, 2002 through December 31, 2002, respectively.

5.	MORTGAGE NOTES PAYABLE

In connection with the acquisition of the hotel properties, the Partnership entered into a mortgage loan agreement to borrow $37,000,000 from a bank. Of the loan amount, $21,445,000 was funded upon purchase of the properties, and $10,000,000 was available to finance a portion of the Hotels’ renovation expenditures. The remaining $5,555,000 represented the issuance of a letter of credit to secure repayment of certain bonds encumbering the Holiday Inn Cheyenne (see Note 6). The amount outstanding under the letter of credit was $0 and $3,640,000 at December 31, 2003 and 2002, respectively. The mortgage note, which was collateralized by the Partnerships’ hotel properties, required monthly payments of principal and interest based on a 25-year amortization period and maturity on February 1, 2007. Interest accrued at the national prime rate, as defined, and was subject to adjustment on each anniversary date of the note.

On June 17, 1999, the Partnership executed an additional mortgage note payable with the same lender for $2,615,000. The additional note had the same interest rate and repayment terms as the $37,000,000 mortgage note. The note was collateralized by liens upon the Partnership’s hotel properties.

On April 1, 2003, the Partnership negotiated a refinancing that entailed the repayment of the principal outstanding under the letter of credit encumbering the Holiday Inn Cheyenne and increased the principal loan outstanding by $8,363,000. The repayment terms were renegotiated, and the new mortgage note, which was collateralized by the Partnership’s hotel properties, required monthly payments of principal and interest based on a 15-year amortization period with a maturity date of April 1, 2008. The interest rate was not impacted by the renegotiation.

On July 22, 2003, the Partnership negotiated a refinancing with a new lender. Pursuant to the refinancing, Hotel Venture East, LP and Hotel Venture West, LP were formed. Hotel Venture East, LP borrowed $24,800,000 collateralized by Holiday Inn Billings, Fort Smith and Lubbock Plaza. Hotel Venture West, LP borrowed $20,200,000 collateralized by Holiday Inn Fresno Airport, Lubbock Civic Center and Cheyenne. The refinancing and additional funding was utilized to repay the notes payable discussed above and the capital lease obligation of $688,326. The new mortgage note requires monthly payments of principal and interest based on a 25-year amortization period with a maturity date of July 22, 2028. Interest accrues at a fixed rate of 6.95%.

The scheduled principal maturities on the mortgage notes payable as of December 31, 2003 are as follows:

Year Ending December 31,
2004	$606,845
2005	712,198
2006	764,036
2007	819,647
2008	870,816
2009 and thereafter	40,969,544

$44,743,086

HOTEL VENTURE LIMITED PARTNERSHIP; HOTEL VENTURE

WEST, LP; and HOTEL VENTURE EAST, LP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

YEAR ENDED DECEMBER 31, 2003 AND PERIOD FROM JUNE 1, 2002

THROUGH DECEMBER 31, 2002

6.	PROMISSORY NOTE PAYABLE

The Holiday Inn Cheyenne was originally financed through the issuance of $7,080,000 of Variable Rate Demand Economic Development Revenue Bonds, Series 1986. Interest on the bonds was payable semiannually on April 1 and October 1. The interest rate on the bonds was adjusted every six months to the interest rate determined by the remarketing agent to be necessary to produce as nearly as practicable a par bid for each outstanding bond based on high-grade municipal issues. At December 31, 2002, the interest rate was 1.70%. The proceeds from the bonds were used to fund a promissory note, which was assumed by the Partnership upon acquisition of the property. The promissory note required monthly payments of principal and interest, adjusted semiannually, in an amount sufficient to pay the semiannual interest payments on the bonds, as well as the annual redemption of a portion of the bonds. The promissory note and the bonds were repaid on April 1, 2003.

7.	CAPITAL LEASE OBLIGATIONS

The Partnership entered into a master lease agreement for $1,740,990 of furniture, fixtures and equipment at its Hotels. Amortization of assets recorded under capital leases is included in depreciation expense in the accompanying financial statements. This lease was repaid on July 22, 2003.

8.	FRANCHISE AGREEMENTS

Under the terms of its franchise agreements, the Partnerships are required to pay the franchisor royalty fees equal to 5% of gross room revenues, as defined. Additionally, the Partnerships pay the franchisor 1.5% of gross room revenues for marketing fees and 1% of gross room revenues, plus a variable amount per room, for use of the franchisor’s central reservation system.

9.	PARTNERS’ EQUITY

Capital Contributions—The partners make contributions to the Partnerships in proportion to their percentage participation interests. Additionally, the general partners and the limited partners shall have the right, at their option, to make additional contributions to fund any operating deficits of the Partnerships.

Allocation of Net Income or Loss—In accordance with the partnership agreements, net income or loss is allocated to the partners in proportion to their respective percentage participation interests.

Distributions—In accordance with the partnership agreements, distributions are made to the partners in proportion to their respective percentage participation interests.

10.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Since cash equivalents have maturities of less than three months, the carrying value of cash and cash equivalents and restricted cash approximates fair value. The carrying value of the Partnerships’ mortgage notes payable approximated the fair value. The fair value of the Partnerships’ mortgage notes payable has been estimated based on current rates offered to the Partnerships for debt of the same remaining maturities with comparable collateralizing assets. Changes in assumptions on estimation methodologies may have a material effect on these estimated fair values.

HOTEL VENTURE LIMITED PARTNERSHIP; HOTEL VENTURE

WEST, LP; and HOTEL VENTURE EAST, LP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

YEAR ENDED DECEMBER 31, 2003 AND PERIOD FROM JUNE 1, 2002

THROUGH DECEMBER 31, 2002

11.	COMMITMENTS AND CONTINGENCIES

The Partnerships are party to certain litigation arising in the ordinary course of business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Partnerships’ financial position, cash flows or results of operations.

12.	SUBSEQUENT EVENT

On March 1, 2004, the Partnerships entered into a letter of intent for the sale of the Hotels to a third party.

******

Report of Independent Auditors

The Partners

Hotel Venture Limited Partnership

We have audited the accompanying balance sheets of Hotel Venture Limited Partnership (the Partnership) as of May 31, 2002 and 2001, and the related statements of operations, changes in partners’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hotel Venture Limited Partnership at May 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Dallas, TX

July 19, 2002

Hotel Venture Limited Partnership

Balance Sheets

	May 31,
	2002	2001
Assets
Current assets:
Cash and cash equivalents	$3,083,920	$2,481,978
Accounts receivable, net	1,037,862	1,134,986
Property tax, insurance, and escrows	520,081	474,485
Prepaid expenses and other current assets	314,679	442,004

Total current assets	4,956,542	4,533,453

Property and equipment, net	52,628,856	56,229,839
Deferred financing costs, net of accumulated amortization of $334,698 and $250,902	434,634	150,076
Franchise fees, net of accumulated amortization of $329,161 and $253,189	430,339	506,311
Due from affiliates	399,939	60,867

Total assets	$58,850,310	$61,480,546

Liabilities
Current liabilities:
Accounts payable and other current liabilities	$1,463,385	$1,085,414
Accrued expenses	1,513,334	1,463,705
Accrued interest	21,163	232,429
Current portion of mortgage notes payable	809,480	595,440
Current portion of promissory note payable	335,000	315,000
Current portion of capital lease obligations	350,405	314,224

Total current liabilities	4,492,767	4,006,212

Mortgage notes payable, net of current portion	32,013,614	32,720,582
Promissory note payable, net of current portion	3,640,000	3,975,000
Capital lease obligations, net of current portion	722,759	1,076,032

Total liabilities	40,869,140	41,777,826

Partners’ equity	17,981,170	19,702,720

Total liabilities and partners’ equity	$58,850,310	$61,480,546

See accompanying notes.

Hotel Venture Limited Partnership

Statements of Operations

	Year ended May 31,
	2002	2001
Revenue
Hotel room revenues	$24,080,396	$23,193,664
Other hotel revenues	10,299,438	10,028,956
Interest income	62,616	105,130

Total revenues	34,442,450	33,327,750

Operating Costs and Expenses
Hotel room expenses	6,682,183	6,646,919
Other hotel expenses	7,346,050	7,229,357
Administrative and general	3,358,844	3,235,041
Marketing expenses	2,244,994	2,253,688
Property operations and maintenance	3,403,651	3,459,365
Property taxes and insurance	1,100,005	969,085
Royalty fees	1,222,054	1,173,353
Property management fee	777,769	709,604
Asset management fee	460,421	459,252
Interest expense	2,137,304	3,249,203
Depreciation and amortization	3,976,929	4,887,189
Amortization of deferred financing costs	83,796	83,796

Total operating costs and expenses	32,794,000	34,355,852

Net income (loss)	$1,648,450	$(1,028,102)

See accompanying notes.

Hotel Venture Limited Partnership

Statements of Changes in Partners’ Equity

	Circa Capital Corporation	CFSC Capital Corp. XLIII	Jack D. Howard, Jr.	John S. Key	Frank M. Aldridge, III	Circa Hotel Venture Partners, Ltd.	Total
Balance at May 31, 2000	$115,655	$21,974,281	$346,962	$346,962	$346,962	$—	$23,130,822
Distributions to partners	(12,000)	(2,280,000)	(36,000)	(36,000)	(36,000)	—	(2,400,000)
Net loss	(5,142)	(976,697)	(15,421)	(15,421)	(15,421)	—	(1,028,102)

Balance at May 31, 2001	98,513	18,717,584	295,541	295,541	295,541	—	19,702,720
Distributions to partners	(16,850)	(3,201,500)	(50,550)	(50,550)	(50,550)	—	(3,370,000)
Net income	8,242	1,566,027	24,727	24,727	24,727	—	1,648,450

Balance at May 31, 2002	$89,905	$17,082,111	$269,718	$269,718	$269,718	$—	$17,981,170

See accompanying notes.

Hotel Venture Limited Partnership

Statements of Cash Flows

	Year ended May 31,
	2002	2001
Operating Activities
Net income (loss)	$1,648,450	$(1,028,102)
Adjustments to reconcile net income/loss to net cash provided by operating activities:
Depreciation	3,900,957	4,811,217
Amortization of deferred loan costs	83,796	83,796
Amortization of franchise fees	75,972	75,972
Changes in operating assets and liabilities:
Accounts receivable	97,124	94,563
Property tax, insurance, and other escrows	(45,596)	135,128
Prepaid expenses and other current assets	127,325	(78,282)
Due from affiliates	(39,072)	29,957
Accounts payable and other current liabilities	377,971	167,382
Accrued expenses	49,629	(79,221)
Accrued interest	(211,266)	(49,333)

Net cash provided by operating activities	6,065,290	4,163,077

Investing Activity
Expenditures for renovation and purchase of property and equipment	(599,974)	(651,950)

Net cash used in investing activity	(599,974)	(651,950)

Financing Activities
Principal payments on mortgage notes payable	(820,126)	(428,613)
Principal payments on promissory note payable	(315,000)	(295,000)
Principal payments on capital lease obligations	(317,092)	(284,351)
Distributions to partners	(3,370,000)	(2,400,000)
Deferred financing costs	(41,156)	2,250

Net cash used in financing activities	(4,863,374)	(3,405,714)

Net change in cash and cash equivalents	601,942	105,413
Cash and cash equivalents, beginning of year	2,481,978	2,376,565

Cash and cash equivalents, end of year	$3,083,920	$2,481,978

Supplemental Disclosure of Noncash Investing and Financing Activities
Deferred financing costs financed by the lendor	$(327,198)	$—

Due from affiliate for property and equipment transferred	$300,000	$—

Mortgage notes payable	$327,198	$—

Supplemental Disclosure
Cash paid during the year for interest	$2,344,279	$3,294,630

See accompanying notes.

Hotel Venture Limited Partnership

Notes to Financial Statements

May 31, 2002

1. Organization

Hotel Venture Limited Partnership, a Delaware limited partnership, (the Partnership) was formed on January 15, 1998, for the purpose of purchasing, renovating, and operating the following six full-service hotels:

Holiday Inn Lubbock Civic Center

Lubbock Plaza Holiday Inn

Holiday Inn Billings

Holiday Inn Fresno Airport

Holiday Inn Cheyenne

Holiday Inn Fort Smith

The Partnership commenced operations on February 6, 1998, when it purchased the six hotel properties for $42 million. Subsequently, the Partnership completed an extensive renovation of each of the hotel properties, which was completed during fiscal year 2000. Revenues are generated primarily from hotel operations and related activities and are recognized when services are rendered.

On May 31, 2002, HVLP Investors, Ltd. (HVLP) purchased all of the limited partnership interests of CFSC Capital Corp. XLIII (CFSC) (See Note 9).

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and highly liquid investments with maturities of three months or less when purchased.

Escrows

The Partnership maintains cash balances in restricted escrow accounts relating to the payment of property taxes and insurance for all properties owned by the Partnership, as required by its mortgage notes payable.

Investment in Long-Lived Assets

Property and equipment are recorded at cost. All costs related to the improvement or renovation of the hotels are capitalized, including interest during the renovation period. Repairs and maintenance are charged to expense as incurred. It is management’s policy to reduce the carrying value of its long-lived assets, if necessary, to reflect any impairment in the value of the assets whenever events or circumstances indicate the carrying value of an asset may not be recoverable. Impairment is determined when there is a deficiency between the net carrying amount of the asset compared to the sum of the estimated undiscounted future cash flows over management’s intended holding period plus the reversionary value of the asset at disposition. No impairment losses have been recorded to date.

Hotel Venture Limited Partnership

Notes to Financial Statements—(Continued)

May 31, 2002

Depreciation and Amortization

Property and equipment are carried at cost and depreciated using straight-line and accelerated methods over the estimated useful lives of the related assets, ranging from 15 to 39 years for buildings and improvements and 3 to 7 years for furniture, fixtures, and equipment.

Deferred financing costs are recorded at cost and amortized over the life of the related debt. Franchise costs are recorded at cost and amortized over the remaining ten-year term of the franchise agreement.

Income Taxes

No provision has been made in the financial statements for federal income taxes because the partners are responsible for taxes on their respective shares of net income or loss allocated to them by the Partnership. The Partnership reports certain transactions differently for tax purposes than for financial statement purposes.

3. Property and Equipment

Property and equipment at May 31, 2002 and 2001, consist of the following:

	2002	2001
Land and improvements	$5,566,800	$5,847,639
Buildings and improvements	44,638,732	44,498,781
Furniture, fixtures, and equipment	16,915,040	16,492,061
Operating equipment	306,811	288,928
Vehicles	204,309	204,309

Total cost	67,631,692	67,331,718
Accumulated depreciation	(15,002,836)	(11,101,879)

Property and equipment, net	$52,628,856	$56,229,839

4. Related Party Transactions

The Partnership is managed by Circa Capital Corporation (the Manager), the general partner of the Partnership. The Manager is paid a monthly asset management fee based on 0.75% the committed capital, as defined, of each underlying property. The Partnership incurred asset management fees of $460,421 and $459,252 for the years ended May 31, 2002 and 2001, respectively.

Due from affiliates in the accompanying balance sheets represents amounts owed to the Partnership related to alcoholic beverage operations at the Billings property.

5. Mortgage Notes Payable

In connection with the acquisition of the hotel properties, the Partnership entered into a mortgage loan agreement to borrow $37,000,000 from a bank. Of the loan amount, $21,445,000 was funded upon purchase of the properties and $10,000,000 was available to finance a portion of the hotels’ renovation expenditures. The remaining $5,555,000 represents the issuance of a letter-of-credit to secure repayment of certain bonds encumbering the Holiday Inn Cheyenne (see Note 6). The amount outstanding under the letter-of-credit is $4,312,875 at May 31, 2002. The mortgage note, which is collateralized by the Partnership’s hotel properties,

Hotel Venture Limited Partnership

Notes to Financial Statements—(Continued)

May 31, 2002

required monthly payments of interest only through August 1999. Beginning September 1, 1999, the mortgage note requires monthly payments of principal and interest based on a 25-year amortization period. In May 2002, the Partnership extended the maturity date of the note from February 1, 2003 to February 1, 2007. Interest accrues at the national prime rate, as defined, and is subject to adjustment on each anniversary date of the note. The interest rate is not to be less than 6% subsequent to January 31, 2003. The interest rate in effect on the mortgage note was 4.75% and 7% at May 31, 2002 and 2001, respectively.

On June 17, 1999, the Partnership executed an additional mortgage note payable with the same lender for an additional $2,615,000. The additional note has the same interest rate and repayment terms as the $37,000,000 mortgage note. The note is collateralized by liens upon the Partnership’s hotel properties.

The scheduled principal maturities on the mortgage notes payable as of May 31, 2002 are as follows:

Year ending May 31
2003	$809,480
2004	769,094
2005	816,528
2006	866,890
2007	29,561,102

$32,823,094

6. Promissory Note Payable

The Holiday Inn Cheyenne was originally financed through the issuance of $7,080,000 of Variable Rate Demand Economic Development Revenue Bonds, Series 1986. Interest on the bonds is payable semiannually on April 1 and October 1. The interest rate on the bonds is adjusted every six months to the interest rate determined by a remarketing agent to be necessary to produce as nearly as practicable a par bid for each outstanding bond based on high-grade municipal issues. At May 31, 2002, the interest rate was 2.35%. The proceeds from the bonds were used to fund a promissory note, which was assumed by the Partnership upon acquisition of the property. The promissory note requires monthly payments of principal and interest, adjusted semiannually, in an amount sufficient to pay the semiannual interest payments on the bonds as well as the annual redemption of a portion of the bonds, the last of which mature in 2010. The total monthly payments which have been escrowed with the trustee as of May 31, 2002 and 2001, are $238,239 and $197,192, respectively.

The principal amount of bonds maturing over the next five years is as follows:

Year ending May 31
2003	$335,000
2004	360,000
2005	380,000
2006	410,000
Thereafter	2,490,000

Total	$3,975,000

Hotel Venture Limited Partnership

Notes to Financial Statements—(Continued)

May 31, 2002

7. Capital Lease Obligations

The Partnership has entered into a master lease agreement for $1,740,990 of furniture, fixtures, and equipment at its hotels. Amortization of assets recorded under capital leases is included in depreciation expense in the accompanying financial statements. The future minimum lease payments under the master lease as of May 31, 2002, are as follows:

Year ending May 31
2003	$449,592
2004	449,592
2005	337,194

Total future lease payments	1,236,378
Less amount representing interest	(163,214)

Capital lease obligations at May 31, 2002	$1,073,164

8. Franchise Agreements

Under the terms of its franchise agreements, the Partnership is required to pay the franchiser royalty fees equal to 5% of gross room revenues, as defined. Additionally, the Partnership pays the franchiser 1.5% of gross room revenues for marketing fees and 1% of gross room revenues, plus a variable amount per room, for use of the franchiser’s central reservation system.

9. Partners’ Equity

The percentage participation interests for each of the partners are as follows:

General Partner:
Circa Capital Corporation	0.5%
Limited Partners:
CFSC Capital Corp. XLIII	95.0%
Jack D. Howard, Jr.	1.5%
John S. Key	1.5%
Frank M. Aldridge, III	1.5%
Circa Hotel Venture Partners, Ltd.	0.0%

As discussed in Note 1, CFSC sold all of its limited partnership interests in the Partnership to HVLP as of the close of business on May 31, 2002. These financial statements were prepared for the benefit of CFSC and reflect CFSC’s ownership interest in the partnership immediately prior to the sale of limited partnership interests to HVLP on May 31, 2002.

Capital Contributions

The Partners have contributed $25,449,500 to the Partnership since inception, in proportion to their percentage participation interests. Additionally, the general partner and the limited partners shall have the right, at their option, to make additional contributions to fund any operating deficits of the Partnership.

Hotel Venture Limited Partnership

Notes to Financial Statements—(Continued)

May 31, 2002

Allocation of Net Income or Loss

In accordance with the Partnership Agreement, net income or loss was allocated to the partners in proportion to their respective percentage participation interests.

Distributions

In accordance with the Partnership Agreement, current year distributions were made to the partners in proportion to their respective percentage participation interests.

19,879,300 Common Shares

PROSPECTUS

Joint Book-Running Managers

Banc of America Securities LLC	Wachovia Securities

Deutsche Bank Securities

Legg Mason Wood Walker

Incorporated

RBC Capital Markets

JMP Securities

                , 2004

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses of the sale and distribution of the securities being registered, all of which are being borne by the Registrant.

Securities and Exchange Commission registration fee	$40,551.19
NASD filing fee	30,500
NYSE listing fee	172,100
Printing and engraving fees	270,000
Legal fees and expenses	1,000,000
Accounting fees and expenses	1,320,000
Blue sky fees and expenses	10,000
Transfer Agent and Registrar fees	15,000
Miscellaneous	741,848.81

Total	$3,600,000

All expenses, except the Securities and Exchange Commission registration fee, are estimated.

Item 32.	Sales to Special Parties.

None.

Item 33.	Recent Sales of Unregistered Securities.

In the preceding three years, we have issued the following securities that were not registered under the Securities Act:

In connection with the formation transactions, 1,596,000 common shares will be issued to AP/APH Ventures, LLC, our accounting predecessor and an affiliate of our founder, in exchange for the contribution to us of interests in six hotels. AP/APH Ventures is an “accredited investor” as defined under Regulation D of the Securities Act. Based on AP/APH Venture’s status as an accredited investor, as well as the fact that, due in large part to the relationship between the registrant and AP/APH Ventures, essentially no solicitation was involved in such offering, the issuance of such units and such shares will be effected in reliance upon an exemption from registration provided by Section 4(2) under the Securities Act.

In connection with the formation transactions, we will issue to Crown warrants to purchase 37,500 common shares (equal to 5% of the total number of shares to be issuable under our 2004 Option Plan) as part of the consideration being paid for the purchase of 22 hotels from Crown. A definitive purchase agreement relating to this transaction was entered into on April 16, 2004. The warrants will have an exercise price equal to the initial public offering price and will be exercisable for a period of five years from the date of issuance. Crown irrevocably committed to the sale of such hotels prior to the filing of this Registration Statement, with no contingencies to which our formation transactions are subject within the control of Crown, and is an “accredited investor” as defined under Regulation D of the Securities Act. Based on Crown’s status as an accredited investor, and the fact that the issuance of the warrants will occur in connection with our purchase of real estate from Crown, and thus required no solicitation, the issuance of the warrants will be effected in reliance upon an exemption from registration provided by Section 4(2) under the Securities Act.

Item 34.	Indemnification of Trustees and Officers.

The Maryland REIT Law permits a Maryland real estate investment trust to include in its declaration of trust a provision limiting the liability of its Trustees and officers to the trust and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our declaration of trust contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

Our declaration of trust authorizes us to obligate ourselves, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former Trustee or officer or (b) any individual who, while a Trustee or officer and at our request, serves or has served another real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a Trustee, director, officer or partner of such real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her status as a present or former Trustee or officer of our company. Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former Trustee or officer who is made a party to the proceeding by reason of his or her service in that capacity or (b) any individual who, while a Trustee or officer of our company and at our request, serves or has served another real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his or her service in that capacity, against any claim or liability to which he or she may become subject by reason of such status. Our declaration of trust and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of our company in any of the capacities described above and to any employee or agent of our company or a predecessor of our company. Our bylaws require us to indemnify a Trustee or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his service in that capacity.

The Maryland REIT Law permits a Maryland real estate investment trust to indemnify and advance expenses to its Trustees, officers, employees and agents to the same extent as permitted by the Maryland General Corporation Law (the “MGCL”) for directors and officers of Maryland corporations. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was a result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In accordance with Maryland law, our bylaws require us, as a condition to advancing expenses, to obtain (a) a written affirmation by the Trustee or officer of his good faith belief that he has met the standard of conduct necessary for indemnification as authorized by our bylaws and (b) a written statement by him or on his behalf to repay the amount paid or reimbursed by us if it shall ultimately be determined that the standard of conduct was not met.

We have obtained, effective upon completion of this offering, trustee and officer insurance.

Item 35.	Treatment of Proceeds from Stock Being Registered.

None of the proceeds will be credited to an account other than the appropriate capital share account.

Item 36.	Financial Statements and Exhibits.

(a) Financial Statements. See page F-1 for an index of the financial statements included in the Registration Statement.

(b) Exhibits. The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-11:

Exhibit		Description of Document
1.1		Form of Underwriting Agreement.

3.1*		Form of Declaration of Trust of Capital Lodging.

3.2*		Form of Bylaws of Capital Lodging.

3.3*		Agreement of Limited Partnership of Capital Lodging Operating Partnership, L.P.

4.1		Form of certificate for common shares of beneficial interest.

4.2		Form of Lock-up Agreement (included in Exhibit 1.1 hereto).

5.1**		Opinion of Venable LLP, with respect to the legality of the shares being registered.

8.1		Form of Opinion of Morgan, Lewis and Bockius LLP with respect to tax matters.

10.1*		Agreement for Purchase and Sale, dated April 16, 2004, by and among Crown Hotel Holding Company, Crown Hotel Partners, Crown American Associates, Maryland Motel Management, Inc., Crown Hotel Investments, L.P. and AP/APMC Partners, LLC.

10.2*		Agreement for Purchase and Sale, dated April 16, 2004, by and among, Hotel Venture East, L.P., Circa GP East, Inc., Hotel Venture West, LP, Circa GP West, Inc. and AP/APMC Partners, LLC.

10.3*		Form of Amendment No. 1 for Purchase and Sale Agreement for the Hotel Venture portfolio.

10.4*		Form of Assignment and Assumption Agreement between AP/APMC Partners, LLC and Capital Lodging Operating Partnership, L.P.

10.5*		Form of Contribution Agreement among AP/APH Ventures, Capital Lodging and the other parties listed on the signature pages thereto.

10.6*		Form of Management Agreement between Prism Hotels and Capital Lodging.

10.7*		Form of Management Agreement between Capital Lodging Operating Partnership, L.P. and AP/APH Ventures, LLC.

10.8*	—	Management Agreement, dated September 1, 2001, between Capital Lodging TRS Operations, Inc. (as successor in interest to AP/APH San Antonio, L.P.), and Wyndham Management Corporation.

	—	Form of Assignment, Assumption and Amendment of Management Agreement, by and among AP/APH San Antonio, L.P., Capital Lodging TRS Operations II, Inc. and Wyndham Management Corporation.

10.9*	—	Management Agreement, dated September 1, 2001, between Capital Lodging TRS Operations, Inc. (as successor in interest to AP/APH Palm Springs, L.P.), and Wyndham Management Corporation.

	—	Form of Assignment, Assumption and Amendment of Management Agreement, by and among AP/APH Palm Springs, L.P., Capital Lodging TRS Operations II, Inc. and Wyndham Management Corporation.

10.10*	—	Management Agreement, dated May 31, 2002, by and between Hotel Venture Limited Partnership and Six Continents Resources, Inc. for the Holiday Inn—Cheyenne, Wyoming.

	—	Modification, Assignment and Assumption of Management Agreement for the Holiday Inn Cheyenne, Wyoming, dated July 22, 2003, by and between Hotel Venture Limited Partnership, Hotel Venture West, L.P., InterContinental Hotels Group Resources, Inc. f/k/a Six Continents Resources, Inc. and Circa Capital Corporation.

	—	Form of Modification, Assignment and Assumption of Management Agreement for the Holiday Inn Cheyenne, Wyoming, by and between Hotel Venture West, L.P., Circa Capital Corporation, InterContinental Hotels Group Resources, Inc. f/k/a Six Continents Resources, Inc., Capital Lodging TRS HV West Operations, Inc. and Capital Lodging.

Exhibit		Description of Document
10.11*	—	Management Agreement, dated May 31, 2002, by and between Hotel Venture Limited Partnership and Six Continents Resources, Inc. for the Holiday Inn— Fresno, California.

	—	Modification, Assignment and Assumption of Management Agreement for the Holiday Inn Fresno Airport, dated July 22, 2003, by and between Hotel Venture Limited Partnership, Hotel Venture West, L.P., InterContinental Hotels Group Resources, Inc. f/k/a Six Continents Resources, Inc. and Circa Capital Corporation.

	—	Form of Modification, Assignment and Assumption of Management Agreement for the Holiday Inn Fresno Airport, by and between Hotel Venture West, L.P., Circa Capital Corporation, InterContinental Hotels Group Resources, Inc. f/k/a Six Continents Resources, Inc., Capital Lodging TRS HV West Operations, Inc. and Capital Lodging.

10.12*	—	Management Agreement, dated May 31, 2002, by and between Hotel Venture Limited Partnership and Six Continents Resources, Inc. for the Holiday Inn Hotel Towers, Lubbock, Texas.

	—	Modification, Assignment and Assumption of Management Agreement for the Holiday Inn Towers, Civic Center, Lubbock, Texas, dated July 22, 2003, by and between Hotel Venture Limited Partnership, Hotel Venture West, L.P., InterContinental Hotels Group Resources, Inc. f/k/a Six Continents Resources, Inc. and Circa Capital Corporation.

	—	Form of Modification, Assignment and Assumption of Management Agreement for the Holiday Inn Towers, Civic Center, Lubbock, Texas, by and between Hotel Venture West, L.P., Circa Capital Corporation, InterContinental Hotels Group Resources, Inc. f/k/a Six Continents Resources, Inc., Capital Lodging TRS HV West Operations, Inc. and Capital Lodging.

10.13*	—	Management Agreement, dated May 31, 2002, by and between Hotel Venture Limited Partnership and Six Continents Resources, Inc. for the Holiday Inn Park Plaza, Lubbock, Texas.

	—	Modification, Assignment and Assumption of Management Agreement for the Holiday Inn Park Plaza, Lubbock, Texas, dated July 22, 2003, by and between Hotel Venture Limited Partnership, Hotel Venture East, L.P., InterContinental Hotels Group Resources, Inc. f/k/a Six Continents Resources, Inc. and Circa Capital Corporation.

	—	Form of Modification, Assignment and Assumption of Management Agreement for the Holiday Inn Park Plaza, Lubbock, Texas, by and between Hotel Venture East, L.P., Circa Capital Corporation, InterContinental Hotels Group Resources, Inc. f/k/a Six Continents Resources, Inc., Capital Lodging TRS HV East Operations, Inc. and Capital Lodging.

10.14*	—	Management Agreement, dated May 31, 2002, by and between Hotel Venture Limited Partnership and Six Continents Resources, Inc. for the Holiday Inn City Center, Fort Smith, Arkansas.

	—	Modification, Assignment and Assumption of Management Agreement for the Holiday Inn City Center, Fort Smith, Arkansas, dated July 22, 2003, by and between Hotel Venture Limited Partnership, Hotel Venture East, L.P., InterContinental Hotels Group Resources, Inc. f/k/a Six Continents Resources, Inc. and Circa Capital Corporation.

	—	Form of Modification, Assignment and Assumption of Management Agreement for the Holiday Inn City Center, Fort Smith, Arkansas, by and between Hotel Venture East, L.P., Circa Capital Corporation, InterContinental Hotels Group Resources, Inc. f/k/a Six Continents Resources, Inc., Capital Lodging TRS HV East Operations, Inc. and Capital Lodging.

Exhibit		Description of Document
10.15*	—	Management Agreement, dated May 31, 2002, by and between Hotel Venture Limited Partnership and Six Continents Resources, Inc. for the Holiday Inn— Billings, Montana.

	—	Modification, Assignment and Assumption of Management Agreement for the Holiday Inn Billings, Montana, dated July 22, 2003, by and between Hotel Venture Limited Partnership, Hotel Venture East, L.P., InterContinental Hotels Group Resources, Inc. f/k/a Six Continents Resources, Inc. and Circa Capital Corporation.

	—	Form of Modification, Assignment and Assumption of Management Agreement for the Holiday Inn Billings, Montana, by and between Hotel Venture East, L.P., Circa Capital Corporation, InterContinental Hotels Group Resources, Inc. f/k/a Six Continents Resources, Inc., Capital Lodging TRS HV East Operations, Inc. and Capital Lodging.

10.16*	—	Management Agreement, dated as of September 1, 2001, by and between AP/APMC Stockton, L.P. and Radisson Hotel Corporation for the Radisson Hotel Stockton.

	—	First Amendment to Management Agreement for Radisson Hotel Stockton, Stockton, California, dated December 1, 2001, between Radisson Hotel Corporation and AP/APH Stockton, L.P.

10.17*	—	Management Agreement, dated as of September 1, 2001, by and between AP/APH Branson, L.P. and Radisson Hotel Corporation for the Radisson Hotel Branson.

	—	First Amendment to Management Agreement for Radisson Hotel Branson, Branson, Missouri, dated December 1, 2001, between Radisson Hotel Corporation and AP/APH Branson, L.P.

10.18*	—	Management Agreement, dated as of September 1, 2001, by and between AP/APH Dallas, L.P. and Radisson Hotel Corporation for the Radisson Hotel Central Dallas.

	—	First Amendment to Management Agreement for Radisson Hotel Central Dallas, Dallas, Texas, dated December 1, 2001, between Radisson Hotel Corporation and AP/APH Dallas L.P.

10.19†*		Form of 2004 Equity Compensation Plan.

10.20†*		Form of 2004 Option Plan.

10.21†*		Form of Employment Agreement between Ricardo Koenigsberger and Capital Lodging.

10.22†*		Form of Employment Agreement between Edward J. Rohling and Capital Lodging.

10.23†*		Form of Employment Agreement between John D. Bailey and Capital Lodging.

10.24*		Form of Registration Rights Agreement among Capital Lodging and the persons named therein.

10.25*		Form of Lease Agreement between Capital Lodging Operating Partnership, L.P. and each TRS.

21.1*		Subsidiaries of Capital Lodging.

23.1*		Consent of Venable LLP (included in its opinion filed as Exhibit 5.1 hereto).

23.2		Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 8.1 hereto).

23.3		Consent of Deloitte & Touche LLP.

23.4		Consent of Deloitte & Touche LLP.

23.5		Consent of Ernst & Young LLP.

23.6		Consent of Ernst & Young LLP.

23.7		Consent of Property & Portfolio Research, Inc.

23.8		Consent of Smith Travel Research.

23.9		Consent of Mark E. Pasquerilla.

—		Consent of Arthur Andersen LLP (omitted pursuant to Rule 437A).

Exhibit	Description of Document
24.1	Power of Attorney (included in the signature page to this Registration Statement).

99.1*	Property & Portfolio Research, Inc. Q4 2003 Report.

99.2*	Audit Committee Charter.

99.3*	Compensation Committee Charter.

99.4*	Nominating and Corporate Governance Committee Charter.

99.5*	Property & Portfolio Research, Inc. Q1 2004 Report.

99.6*	Smith Travel Research report.

*	Previously filed. Exhibit numbers may have changed from previous filings due to the inclusion of additional exhibits.
**	To be filed by amendment.
†	Compensatory plan or arrangement.

Item 37.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to Trustees, officers or controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES AND POWERS OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 22nd day of July, 2004.

CAPITAL LODGING

By:	/s/ EDWARD J. ROHLING
Edward J. Rohling Chief Executive Officer, President and Trustee

I do KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Edward J. Rohling, John D. Bailey and Ricardo Koenigsberger, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and any additional related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (including post-effective amendments to the registration statement and any such related registration statements), and to file the same, with all exhibits thereto, and any other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RICARDO KOENIGSBERGER Ricardo Koenigsberger	Chairman of the Board of Trustees	July 22, 2004

/s/ EDWARD J. ROHLING Edward J. Rohling	Chief Executive Officer, President and Trustee (Principal Executive Officer)	July 22, 2004

/s/ JOHN D. BAILEY John D. Bailey	Chief Financial Officer (Principal Financial and Accounting Officer)	July 22, 2004

* Isaac Kier	Trustee	July 22, 2004

* David A. Dittman	Trustee	July 22, 2004

* Richard Gabriel	Trustee	July 22, 2004

* Lee Neibart	Trustee	July 22, 2004

Signature	Title	Date

* David M. Traversi	Trustee	July 22, 2004

* Ray Wirta	Trustee	July 22, 2004

*By:	/S/ RICARDO KOENIGSBERGER Ricardo Koenigsberger Attorney-in-fact